2011
Annual Report





MAKO
SURGICAL CORP®

We are a medical device company that markets our RIO® Robotic Arm Interactive Orthopedic System, joint specific applications for the knee and hip, and proprietary RESTORIS® implants for orthopedic procedures called MAKOplasty.® Our RIO system is a surgeon-interactive tactile surgical platform that incorporates a robotic arm and patient-specific visualization technology, which enables precise, consistently reproducible bone resection for the accurate insertion and alignment of MAKO's RESTORIS implants. Our stock is traded on The NASDAQ Global Select Market under the ticker symbol "MAKO."

Dear MAKO Stakeholder,



For MAKO Surgical Corp., 2011 was a year of execution, culminating in the commercial availability of our RIO® Robotic Arm Interactive Orthopedic system for use in total hip replacement procedures, called the MAKOplasty® Total Hip Arthroplasty, or THA, application. Forty-nine MAKOplasty THA Applications were sold in 2011 following commercial availability in September. As of December 31, 2011, 44% of our domestic commercial installed base had purchased and received the MAKOplasty THA Application. We believe that MAKOplasty Total Hip Arthroplasty enables orthopedic surgeons to perform total hip arthroplasty with the same potential for consistently reproducible precision, accuracy, and dexterity as the MAKOplasty Partial Knee Arthroplasty application.

During 2011, we increased the number of commercial installed MAKOplasty sites by 69% and the volume of our MAKOplasty procedures by 99%, each as compared to 2010. A total of 48 new RIO systems were sold worldwide in 2011, bringing our worldwide commercial installed base of RIO systems to 113 systems and our domestic commercial installed base to 111 RIO systems. In addition, 6,932 MAKOplasty procedures were performed during 2011 and, as of December 31, 2011, 12,801 MAKOplasty procedures had been performed since the first MAKOplasty procedure in June 2006. We continued to execute on the early stages of our international commercialization strategy in 2011, resulting in the sale of two international commercial systems and two international demonstration systems.

Since our inception, as we have progressed in the development of our innovative products, we have licensed third party intellectual property that both enables and protects MAKOplasty, and have filed original patent applications capturing the novelty of our technologies. In the third quarter of 2011, we were granted by the United States Patent and Trademark Office our MAKOplasty patent, entitled "Haptic Guidance System and Method." We believe the claims of this patent broadly protect fundamental and necessary elements of what would be required to commercialize a viable robotic solution for orthopedic surgery. Additionally, recognizing the criticality of haptic technology, in 2011 we expanded the scope of our existing worldwide license to the entire patent portfolio of Immersion Corporation to provide MAKO with exclusive rights in the field of robotic orthopedics. As of December 31, 2011, our intellectual property portfolio consisted of more than 300 U.S. and foreign, owned and licensed, patents and patent applications, as well as copyrights, trademarks, trade secrets and employee know-how.

During 2011, we also continued our focus on demonstrating both the clinical and economical value of MAKOplasty to our customers through clinical studies, of which we currently have over seventy in process. These studies are focused on accuracy, clinical and radiographic outcomes, functional and kinematic outcomes, implant design and clinical indications, surgical techniques and robotic-arm use and healthcare economics. As of February 29, 2012, MAKOplasty had been featured in twenty-five peer reviewed journal articles and in numerous posters and podium presentations at key medical meetings.

We believe that our success to date is the result of the dedication and hard work of an extraordinary team of highly talented, motivated and principled individuals that comprise Team MAKO. We expanded the size of Team MAKO by approximately 47% from 291 employees at the end of 2010 to 429 employees as of February 29, 2012. Members of Team MAKO participate in our employee incentive programs that assist us in the recruitment and retention of our employees while also aligning the interests of these employees with the long-term interests of our stockholders.

We are focused on producing successful business results in 2012 and continuing to demonstrate to patients, surgeons, and hospitals the value proposition inherent in our MAKOplasty solution. We intend to continue to drive the commercialization of MAKOplasty towards our objective of serving a greater portion of the large orthopedic market by establishing new commercial sites, increasing the volume of MAKOplasty procedures, and continuing the development of additional applications for the RIO platform. We thank you for your continued support of our efforts to achieve our goal of *restoring quality of life through innovation®*.

Sincerely,

Maurice R. Ferré, M.D.
President & CEO
MAKO Surgical Corp.



SURGICAL CORP.®
2555 Davie Road
Ft. Lauderdale, Florida 33317

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE

Thursday, June 5, 2012

TIME

10:00 a.m., Eastern Time

PLACE

2555 Davie Road
Fort Lauderdale, Florida 33317

ITEMS OF BUSINESS

Proposal 1.　To elect three Class II directors, each to serve until the 2015 annual meeting of stockholders and until his successor is duly elected and qualified;

Proposal 2.　To approve by non-binding advisory vote the compensation of our named executive officers;

Proposal 3.　To approve the material terms of the performance goals under our 2008 Omnibus Incentive Plan in accordance with section 162(m) of the Internal Revenue Code;

Proposal 4.　To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2012; and

Proposal 5.　To consider and act upon any other business properly brought before the annual meeting or at any adjournment or postponement of the annual meeting.

RECOMMENDATIONS OF THE BOARD

Our Board of Directors recommends a vote as follows:

Proposal 1.　FOR the election of each of the director nominees;

Proposal 2.　FOR approval of the compensation of our named executive officers;

Proposal 3.　FOR approval of the material terms of the performance goals under our 2008 Omnibus Incentive Plan in accordance with section 162(m) of the Internal Revenue Code; and

Proposal 4.　FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2012.

RECORD DATE

You are entitled to vote at the 2012 annual meeting of stockholders, and at any adjournment or postponement of the meeting, if you were a stockholder at the close of business on Monday, April 9, 2012.

ADMISSION

Admission to the annual meeting will be limited to stockholders and our invited guests. If you are a stockholder of record, you may be asked to present proof of identification for admission to the annual meeting. If your shares are held in the name of a broker, bank or other nominee, you may be asked to present proof of identification and a statement from your broker, bank or other nominee, reflecting your beneficial ownership of MAKO Surgical Corp. common stock as of April 9, 2012, as well as a proxy from the record holder to you, for admission to the annual meeting. Please be prepared to provide this documentation if requested.

VOTING BY PROXY

Please submit a proxy as soon as possible so that your shares can be voted at the annual meeting in accordance with your instructions. For specific instructions regarding voting, please refer to the *Questions and Answers* beginning on page 1 of the proxy statement and the instructions on your proxy card.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON JUNE 5, 2012

This notice of meeting, the proxy statement, the proxy card and our 2011 annual report to stockholders are available at *www.proxyvote.com*.

By Order of the Board of Directors,
MAKO Surgical Corp.

Menashe R. Frank
Secretary

Fort Lauderdale, Florida
April 27, 2012

This Notice of Annual Meeting of Stockholders, attached proxy statement and accompanying proxy card are being distributed on or about April 27, 2012.

PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT
FOR
2012 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD JUNE 5, 2012

QUESTIONS AND ANSWERS ABOUT
THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: Why am I receiving these materials?

A: The enclosed proxy statement is being solicited on behalf of the Board of Directors of MAKO Surgical Corp. ("MAKO," "we," "us" or "our company"), a Delaware corporation, and is for use at our 2012 annual meeting of stockholders (the "annual meeting"). The annual meeting will take place at 10:00 a.m., Eastern Time, on June 5, 2012 at our headquarters, 2555 Davie Road, Fort Lauderdale, Florida 33317. You are invited to attend the annual meeting and requested to vote on the proposals described in this proxy statement.

Q: Are proxy materials available on the Internet?

A: Yes. Your proxy card contains a control number that provides you with access to *www.proxyvote.com,* where you may view this proxy statement and our 2011 annual report and vote online.

Q: What is the proxy card?

A: The proxy card enables you to appoint Menashe R. Frank and Fritz L. LaPorte as your representatives at the annual meeting. By completing and returning the proxy card, you are authorizing Messrs. Frank and LaPorte, as your proxies, to vote your shares at the meeting as you have instructed them on the proxy card. This way, you can vote your shares whether or not you attend the meeting.

Q: What does it mean if I receive more than one proxy card?

A: It means that you hold your shares in multiple accounts at the transfer agent or with brokers or other custodians of your shares. Please complete and return all the proxy cards you receive to ensure that all your shares are voted.

Q: Who can vote at the annual meeting?

A: Stockholders of record who owned shares of MAKO common stock on April 9, 2012 may vote at the annual meeting. As of April 9, 2012, there were 42,571,801 shares of MAKO common stock outstanding, each entitled to one vote.

Q: How many shares must be present to hold the annual meeting?

A: To hold the annual meeting and conduct business, a majority of our outstanding shares as of April 9, 2012, or 21,285,901 shares, must be present in person or by proxy at the meeting. This is called a quorum. Shares are counted as present at the meeting if.the stockholder:

- Is present and votes in person at the meeting; or

- Has properly submitted a proxy; or

- Has voted by telephone or over the Internet.

Both abstentions and broker non-votes are counted as present for the purposes of determining the presence of a quorum.

Q: What am I voting on?

A: We are asking you to vote on the following items:

- Proposal 1: The election of three Class II directors to serve until the 2015 annual meeting of stockholders and until their successors are duly elected and qualified;

- Proposal 2: The approval by non-binding advisory vote of the compensation of our named executive officers;

- Proposal 3: The approval of the material terms of the performance goals under our 2008 Omnibus Incentive Plan in accordance with section 162(m) of the Internal Revenue Code;

- Proposal 4: The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2012; and

- Any other business properly brought before the annual meeting or at any adjournment or postponement of the annual meeting.

Q: ***What are the voting choices on Proposal 1 and what vote is needed to elect the director nominees?***

A: You may vote either FOR each director nominee or WITHHOLD your vote from any one or more of the nominees. Each of the three director nominees will be elected to our Board of Directors by a plurality of the votes cast. This means that the three nominees receiving the highest number of votes FOR election will be elected (assuming a quorum is present). Abstentions and broker non-votes are not considered as FOR votes or WITHHOLD votes for the nominees and will have no effect on the election of directors. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, your shares will not be voted on Proposal 1.

Q: ***What are the voting choices on Proposal 2, the non-binding advisory vote to approve the compensation of our named executive officers, and what vote is needed for approval?***

A: You may vote FOR, AGAINST, or ABSTAIN on Proposal 2. The compensation of our named executive officers will be approved if a majority of the shares present at the meeting in person or by proxy vote FOR approval (assuming a quorum is present). Since the vote on Proposal 2 is advisory in nature, the results will not be binding on our Board of Directors or compensation committee. However, if there is a significant vote against our executive compensation policies and procedures, our Board of Directors and the compensation committee will carefully evaluate whether any actions are necessary to address those concerns. If you abstain from voting on Proposal 2, it will have the same effect as a vote AGAINST Proposal 2. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, your shares will not be voted, and will have no effect, on Proposal 2.

Q: ***What are the voting choices on Proposal 3, the proposal to approve the material terms of the performance goals under our 2008 Omnibus Incentive Plan in accordance with section 162(m) of the Internal Revenue Code?***

A: You may vote FOR, AGAINST, or ABSTAIN on Proposal 3. Approval of the proposal requires the affirmative vote of a majority of the votes cast on the matter. Abstentions will have the same effect as a vote AGAINST Proposal 3. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, your shares will not be voted, and will have no effect, on Proposal 3. No amendments or other changes to the 2008 Omnibus Incentive Plan, or 2008 Plan, are being requested at this time. Consequently, the approval of this proposal will not result in any increase in the number of shares of common stock available for issuance under the 2008 Plan or result in any amendment to the 2008 Plan.

Q: ***What are the voting choices on Proposal 4 and what vote is needed to ratify the appointment of the independent auditors?***

A: You may vote FOR, AGAINST, or ABSTAIN on Proposal 4. The ratification of Ernst & Young LLP as our independent registered public accounting firm for 2012 will be approved if a majority of the shares present at the meeting in person or by proxy vote FOR approval (assuming a quorum is present). If you abstain from voting on this Proposal, it will have the same effect as a vote AGAINST the Proposal. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares has the authority to vote your shares in its discretion.

Q: ***What is the difference between holding shares as a registered shareholder and holding shares in street name?***

A: If your shares are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered a registered shareholder of those shares.

If your shares are held by a broker, bank, or other nominee, you hold those shares in street name. Your broker, bank, or other nominee will ask you how you want your shares to be voted. If you provide the broker, bank, or other nominee with voting instructions, your shares will be voted as you direct. If you do not provide voting instructions, one of two things can happen, depending on the type of proposal:

- on the ratification of the appointment of the independent auditor (Proposal 4), your broker, bank, or other nominee may vote your shares in its discretion; and

- on all other proposals (Proposal 1, Proposal 2, and Proposal 3), your broker, bank, or other nominee may not vote your shares in its discretion, and as a result, your shares will not be voted on these proposals.

Q: *How do I vote?*

A: BY MAIL: Please complete and sign your proxy card and mail it in the enclosed pre-addressed envelope.

BY TELEPHONE: Please follow the "Vote by Phone" instructions that accompanied your proxy card. If you vote by telephone, you do not have to mail in your proxy card.

BY INTERNET: Please follow the "Vote by Internet" instructions that accompanied your proxy card. If you vote by Internet, you do not have to mail in your proxy card.

IN PERSON: We will pass out a written ballot to anyone who wants to vote in person at the annual meeting. However, if you hold your shares in street name, you must request a proxy card from your broker in order to vote at the meeting.

Q: *How will my shares be voted?*

A: If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If an additional proposal that is not on the proxy card is properly presented for a vote at the annual meeting, your shares will be voted in the best judgment of Messrs. Frank and LaPorte. If you submit your proxy card but do not mark your voting instructions on the proxy card, your shares will be voted as follows:

- FOR the named nominees as directors;

- FOR approval of the compensation of our named executive officers;

- FOR approval of the material terms of the performance goals under our 2008 Omnibus Incentive Plan in accordance with section 162(m) of the Internal Revenue Code;

- FOR ratification of Ernst & Young LLP as our independent registered public accounting firm for 2012; and

- According to the best judgment of Messrs. Frank and LaPorte if a proposal that is not on the proxy card comes up for a vote at the meeting.

Q: *Can I change my vote?*

A: You may revoke your proxy and change your vote by:

- Signing another proxy card with a later date and returning it before the polls close at the annual meeting;

- Voting on a later date over the Internet or by telephone (only your latest Internet or telephone proxy submitted by the deadline printed on your proxy card and prior to the annual meeting will be counted); or

- Voting in person at the annual meeting.

Your presence at the annual meeting will not in itself revoke your proxy.

Q: *Will my shares be voted if I do not provide my proxy?*

A: If you are a registered shareholder, your shares will not be voted unless you vote as instructed above, or attend the annual meeting and vote your shares in person, so please vote your shares. If you hold your shares in street name, your broker, bank, or other nominee may vote on your behalf only on routine matters if you do not furnish voting instructions. For the annual meeting, only the ratification of the appointment of the independent registered public accounting firm (Proposal 4) is considered a routine matter. All other proposals are considered non-routine matters. As a result, if you hold shares of our common stock in street name and do not provide voting instructions to your broker, bank, or other nominee, your shares will not be voted on Proposals 1, 2, and 3, so please vote your shares.

Q: *Who counts the votes?*

A: Voting results will be tabulated and certified by a representative of Broadridge Financial Solutions, Inc., who was appointed by our Board of Directors to act as the Inspector of Elections for the annual meeting.

Q: *Where can I find the voting results of the annual meeting?*

A: The preliminary voting results will be announced at the annual meeting. The final voting results will be tallied by the Inspector of Elections and disclosed in a Current Report on Form 8-K, which we will file with the Securities and Exchange Commission, or SEC, within four business days after the annual meeting.

Q: *Who will bear the cost of soliciting votes for the meeting?*

A: We are paying for the distribution and solicitation of the proxies. As a part of this process, we reimburse brokers, nominees, fiduciaries and other custodians for reasonable and customary fees and expenses in forwarding proxy materials to our stockholders. We do not intend to engage a proxy solicitation firm. Our employees may solicit proxies through mail, telephone, the Internet or other means, but they do not receive additional compensation for providing those services.

Q: *When are stockholder proposals due for next year's annual meeting?*

A: Any stockholder who meets the requirements of the proxy rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may submit to our Board of Directors proposals to be considered for submission to the stockholders at, and included in the proxy materials for, our 2013 annual meeting of stockholders. In order to be considered for inclusion in the proxy materials to be disseminated by our Board of Directors, your proposal must comply with the requirements of Rule 14a-8 under the Exchange Act and be received at MAKO Surgical Corp., 2555 Davie Road, Fort Lauderdale, Florida 33317 no later than December 29, 2012.

In addition, our bylaws also provide for separate procedures a stockholder must follow to recommend a person for nomination as a director or to propose business to be considered by stockholders at a meeting outside the processes of Rule 14a-8. To be considered timely under these bylaw provisions, the stockholder's notice must be received by our corporate secretary at our principal executive offices at the address set forth above no later than December 29, 2012. Our bylaws specify requirements as to the form and content of a stockholder's notice. If we do not receive the notice on a timely basis or if the notice does not otherwise comply with our bylaws, we will not be required to present the proposal at the 2013 annual meeting.

We were not notified by any stockholder of the intention to present a stockholder proposal from the floor at this year's annual meeting. The enclosed proxy card grants Messrs. Frank and LaPorte discretionary authority to vote the proxies held by them on any matter properly brought before the annual meeting.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 9, 2012 by: (i) each director and nominee; (ii) each of the executive officers named in the 2011, 2010, and 2009 Summary Compensation Table set forth below under "Executive Compensation," each referred to as a named executive officer; (iii) all of the directors, nominees, and executive officers as a group; and (iv) each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock. Unless otherwise indicated, the persons or entities identified in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules require inclusion of shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days after April 9, 2012, which is June 8, 2012. These shares are deemed to be outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted below, the address for each person or entity listed in the table is c/o MAKO Surgical Corp., 2555 Davie Road, Fort Lauderdale, FL 33317.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Current Directors		
S. Morry Blumenfeld, Ph.D.(1)	601,243	1.41%
Christopher C. Dewey(2)	896,631	2.10%
Charles W. Federico (3)	45,383	*
Maurice R. Ferré, M.D.(4)	1,724,313	3.99%
John G. Freund, M.D.(5)	2,924,333	6.77%
Frederic H. Moll, M.D.(6)	269,755	*
Richard R. Pettingill(7)	5,775	*
William D. Pruitt(7)	18,975	*
John J. Savarese, M.D.(8)	1,290,875	3.03%
Named Executive Officers Who Are Not Directors		
Fritz L. LaPorte(9)	294,886	*
Ivan Delevic(10)	106,520	*
Menashe R. Frank(11)	283,395	*
Steven J. Nunes(12)	203,007	*
All Directors, Nominees, and Executive Officers as a Group (16 persons)(13)	8,860,496	19.70%
Other Beneficial Owners		
Entities affiliated with FMR LLC(14) 82 Devonshire Street Boston, MA 02109	4,532,102	10.65%
Entities affiliated with Gilder, Gagnon, Howe & Co. LLC(15) 3 Columbus Circle, 26th Floor New York, NY 10019	4,407,319	10.35%
Skyline Venture Partners V, L.P.(16) Attn: John G. Freund, M.D. 525 University Avenue, Suite 520 Palo Alto, CA 94301	2,875,856	6.66%

* Denotes less than 1%.

(1) Consists of (a) 72,147 shares held by MediTech Advisors LLC in trust for its partners, (b) 523,321 shares held by Ziegler MediTech Equity Partners LP, which includes 64,516 shares that Ziegler MediTech Equity Partners LP has the right to acquire through the exercise of warrants, and (c) 5,775 shares that Mr. Blumenfeld has the right to acquire through the exercise of vested options. The partners of MediTech Advisors LLC are Eitan Machover, Samuel Cubac, Grosvenor LLC and Allandale Ltd. The members of Grosvenor LLC are Dr. Blumenfeld and certain of his family members. The general partner of Ziegler MediTech Equity Partners LP is Ziegler MediTech Partners, LLC. The board of managers of Ziegler MediTech Partners LLC consists of Dr. Blumenfeld, Eitan Machover, Sam Cubac, S. Charles O'Meara, Donald I. Grande and Thomas S. Ross. The partners of MediTech Advisors LLC, Dr. Blumenfeld and the other directors of Ziegler MediTech Partners LLC may be deemed to share voting and investment power over the shares held by MediTech Advisors LLC and Ziegler MediTech Equity Partners LP. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest.

(2) Includes 117,634 shares that Mr. Dewey has the right to acquire through the exercise of warrants and 5,775 shares that Mr. Dewey has the right to acquire through the exercise of vested options. Mr. Dewey has pledged 550,000 shares to a third party lender as collateral to secure any amounts that may become outstanding under a personal loan.

(3) Includes 35,383 shares that Mr. Federico has the right to acquire through the exercise of vested options.

(4) Consists of (a) 1,064,387 shares of restricted common stock (of which 443,750 shares will be unvested as of June 8, 2012) issued to Dr. Ferré in connection with his employment, (b) 56,715 shares of unrestricted common stock held by Dr. Ferré, (c) 597,580 shares that Dr. Ferré has the right to acquire through the exercise of vested options, and (d) 5,631 shares that Dr. Ferré has the right to acquire through the exercise of warrants. Dr. Ferré has pledged all 620,637 vested shares of restricted common stock to a third party lender as collateral to secure any amounts that may become outstanding under a personal loan.

(5) Consists of (a) 2,875,856 shares held by Skyline Venture Partners V, L.P., which includes 630,607 shares that Skyline Venture Partners V, L.P. has the right to acquire through the exercise of warrants, (b) 20,000 shares held by Freund/Grais Family Trust, (c) 22,702 shares held by John Freund Family Partnership IV, L.P., and (d) 5,775 shares that Mr. Freund has the right to acquire through the exercise of vested options. Dr. Freund is a Managing Director of Skyline Venture Management V, LLC, the general partner of Skyline Venture Partners V, L.P. and may be deemed to share voting and investment power over the shares held by Skyline Venture Partners V, L.P. Dr. Freund disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.

(6) Includes (a) 19,344 shares that Dr. Moll has the right to acquire through the exercise of warrants and (b) 21,243 shares that Dr. Moll has the right to acquire through the exercise of vested options.

(7) Represents shares that may be acquired through the exercise of vested options.

(8) Consists of (a) 1,238,250 shares held by Montreux Equity Partners IV, L.P. ("MEP IV"), (b) 24,197 shares held by Montreux IV Associates, L.L.C. ("Associates IV"), (c) 22,653 shares held by Mr. Savarese, and (d) 5,775 shares that Mr. Savarese has the right to acquire through the exercise of vested options. Montreux Equity Management IV, LLC ("MEM IV") is the sole general partner of MEP IV and the manager of Associates IV. Daniel K. Turner III, Howard D. Palefsky, Manish Chapekar and John J. Savarese are the managers of MEM IV and may be deemed to share voting and investment power over the shares held by each of MEP IV and Associates IV. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest.

(9) Includes 225,019 shares that Mr. LaPorte has the right to acquire through the exercise of vested options.

(10) Includes 104,436 shares that Mr. Delevic has the right to acquire through the exercise of vested options.

(11) Includes 169,255 shares that Mr. Frank has the right to acquire through the exercise of vested options. Mr. Frank has pledged 114,140 shares to a third party lender as collateral to secure any amounts that may become outstanding under a personal line of credit.

(12) Includes 202,193 shares that Mr. Nunes has the right to acquire through the exercise of vested options.

(13) Includes exercisable options to purchase 1,578,948 shares of our common stock and exercisable warrants to purchase 837,732 shares of our common stock.

(14) Based on Amendment No. 5 to Schedule 13G filed with the SEC on February 14, 2012 by FMR LLC. Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR LLC and an investment adviser, is the beneficial owner of 4,532,102 shares of our common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "Funds"). Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the Funds each has sole power to dispose of the 4,532,102 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

(15) Based on Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2012 by Gilder, Gagnon, Howe & Co. LLC ("GGHC"). The shares reported include 3,877,402 shares held in customer accounts over which partners and/or employees of GGHC have discretionary authority to dispose of or direct the disposition of the shares, 404,423 shares held in accounts owned by the partners of GGHC and their families, and 125,494 shares held in the account of the profit-sharing plan of GGHC.

(16) Consists of 2,875,856 shares held by Skyline Venture Partners V, L.P., which includes 630,607 shares that Skyline Venture Partners V, L.P. has the right to acquire through the exercise of warrants.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our directors and officers, and persons who beneficially own more than 10% of our common stock, file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish our company with copies of all Section 16(a) reports they file. To our knowledge, based solely on a review of the copies of such reports furnished to the company and written representations of the reporting persons, from January 1, 2011 through April 9, 2012, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% stockholders were complied with subject to the following exceptions: one late Form 4 report for one transaction for each of S. Morry Blumenfeld, Ph.D., Christopher C. Dewey, Charles W. Federico, John G. Freund, M.D., Frederic H. Moll, M.D., Richard R. Pettingill, William D. Pruitt, John J. Savarese, M.D., and Fritz L. LaPorte.

PROPOSAL ONE – ELECTION OF DIRECTORS

GENERAL INFORMATION

Our Board of Directors currently has nine authorized seats and is divided into three classes, with three Class I directors, three Class II directors, and three Class III directors. The term of our three Class II directors will expire at the 2012 annual meeting and three Class II nominees are to be elected at the 2012 annual meeting to serve a three-year term expiring at the 2015 annual meeting of stockholders and until a successor has been elected and qualified. Charles W. Federico, Maurice R. Ferré, M.D., and Frederic H. Moll, M.D. have been nominated by our Board of Directors to serve as Class II directors.

Unless our stockholders specify otherwise, the shares represented by the accompanying proxy will be voted for the election of the nominees recommended by the Board of Directors. Our Board of Directors has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected. However, if any nominee should be unable to serve or will not serve, then the shares represented by the accompanying proxy will be voted for another nominee, if any, selected by our Board of Directors.

Each director will be elected by a plurality of the votes cast at the annual meeting (assuming a quorum is present). Consequently, any shares not voted at the annual meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors.

The names of the nominees and directors, their ages as of April 9, 2012 and certain other information about them are set forth below.

Our Board of Directors unanimously recommends that the nominees identified below be elected as directors and urges you to vote "FOR" each nominee. Shares of common stock represented by executed, but unmarked, proxies will be voted "FOR" these nominees.

NOMINEES AND DIRECTORS CONTINUING IN OFFICE

Name of Nominee or Director	Age	Principal Occupation	Director Since
Class II Director Nominees with term expiring at the 2012 annual meeting:			
Charles W. Federico(1)	63	Former President and Chief Executive Officer, Orthofix International N.V.	2007
Maurice R. Ferré, M.D.	51	Chairman of the Board, President, and Chief Executive Officer, MAKO Surgical Corp.	2004
Frederic H. Moll, M.D.	60	Director, Hansen Medical, Inc.	2007
Class III Directors with term expiring at the 2013 annual meeting:			
Christopher C. Dewey	67	Former Vice Chairman, National Holdings Corporation	2004
Richard R. Pettingill	63	Former President and Chief Executive Officer, Allina Hospitals and Clinics	2010
John J. Savarese, M.D.	43	Managing Director, Montreux Equity Partners	2008
Class I Directors with term expiring at the 2014 annual meeting:			
S. Morry Blumenfeld, Ph.D.	74	Founder, Meditech Advisors LLC and Meditech Advisors Management LLC	2005
John G. Freund, M.D.	58	Managing Director, Skyline Ventures	2008
William D. Pruitt	71	President, Pruitt Enterprises, LP	2008

(1) Independent Lead Director

The principal occupations and positions for at least the past five years of our directors and director nominees are described below. There are no family relationships among any of our directors or executive officers.

Class II Director Nominees for Election for a Three-Year Term Expiring at the 2015 Annual Meeting of Stockholders

Charles W. Federico, our independent Lead Director, has served as one of our directors since June 2007. From 2001 to April 2006, Mr. Federico served as President and Chief Executive Officer of Orthofix International N.V., a global diversified medical device company, and, from 1996 to 2001, President of Orthofix Inc. From 1985 to 1996, Mr. Federico was President of Smith & Nephew Endoscopy (formerly Dyonics, Inc.). From 1981 to 1985, Mr. Federico served as Vice President of Dyonics. Previously, he held management and marketing positions with General Foods Corporation, Puritan Bennett Corporation and LSE Corporation. Mr. Federico is a Trustee of the Orthopedic Research and Education Foundation and was a corporate governance panel member at the 2009 Florida Directors Institute. Mr. Federico is chairman of the board and a member of the nominating and corporate governance and compensation committees of SRI/Surgical Express, Inc., and a director, chairman of the compensation committee, and member of the audit committee of BioMimetic Therapeutics, Inc. Mr. Federico previously served as the lead director and a member of the compensation and audit committees of Power Medical Interventions, Inc., as a director of Alveolus, Inc., and as a director of Orthofix International N.V. Mr. Federico holds a B.S. in marketing from Fordham University. Mr. Federico's leadership experience in the public and private sectors, his substantial career as an executive of a publicly traded medical device company, his experience serving on the board of directors for both public and private companies, and his resulting skills in the areas of corporate governance, corporate transactions, and enterprise risk management, as well his familiarity with our industry, led to the conclusion that he should serve as a director of our company.

Maurice R. Ferré, M.D. our founding President, Chief Executive Officer and Chairman of our Board of Directors, has been with us since our inception in November 2004. In May 2004, Dr. Ferré became Chief Executive Officer of Z-KAT, Inc., a surgical navigation medical device company that incorporated MAKO Surgical Corp. Dr. Ferré served as Vice President of Strategic Development at GE Navigation, a division of GE Healthcare, from April 2002 until April 2004. In 1993, Dr. Ferré founded Visualization Technology, Inc., a medical device company for image-guided surgery, and served as its Chief Executive Officer until the company was acquired by GE Healthcare in April 2002. Dr. Ferré holds a B.A. in biology from Bennington College and a Masters in Public Health and an M.D. from Boston University. Dr. Ferré's experience as an executive of our company and other medical device companies and his resulting skills in the areas of corporate transactions, operations and manufacturing, business development, brand marketing, corporate communications and enterprise risk management, along with his familiarity with our business and industry and role as our President and Chief Executive Officer, led to the conclusion that he should serve as a director of our company and Chairman of the Board.

Frederic H. Moll, M.D. has served as one of our directors since August 2007. Dr. Moll co-founded Hansen Medical, Inc., a medical robotics company, in September 2002, served as its Chief Executive Officer through June 2010, and currently serves on its board of directors. In November 1995, Dr. Moll co-founded Intuitive Surgical, Inc., a medical device company, and served as its first Chief Executive Officer and later, its Vice President and Medical Director until September 2003. In 1989, Dr. Moll co-founded Origin Medsystems, Inc., a medical device company, which later became an operating company within Guidant Corporation, a medical device company, following its acquisition by Eli Lilly in 1992. Dr. Moll served as Medical Director of Guidant's surgical device division until November 1995. Dr. Moll holds a B.A. from the University of California, Berkeley, an M.S. from Stanford University and an M.D. from the University of Washington School of Medicine. Dr. Moll's leadership experience in the medical device industry, his long career as an executive of a publicly-traded company, his medical background, and his resulting skills in the areas of business development, corporate transactions, corporate communications and enterprise risk management led to the conclusion that he should serve as a director of our company.

Class III Directors with a Term Expiring at the 2013 Annual Meeting of Stockholders

Christopher C. Dewey has served as one of our directors since our inception in November 2004. From January 2007 to April 2011, Mr. Dewey served as Vice Chairman of the board of directors of National Holdings Corporation, a financial services organization operating through its subsidiary, National Securities. From December 2006 to December 2008, Mr. Dewey served as acting Chief Executive Officer and director of Z-KAT, Inc., a surgical navigation medical device company that incorporated MAKO Surgical Corp. Mr. Dewey has over twenty-five years of

experience in finance, most recently as Executive Vice President of Jefferies & Company, Inc., the principal operating subsidiary of Jeffries Group, Inc., a securities and investment banking firm, from 1994 to December 2006. Mr. Dewey co-founded several companies, including Robotic Ventures LLC, Bonds Direct Securities LLC and Cannon Group Inc., a motion picture company that went public in 1972. Mr. Dewey currently serves on the board of Orthosensor, Inc., a medical device company. Mr. Dewey holds an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Dewey's long career in the financial services industry and as the chief executive officer and a director of our predecessor company, and his resulting expertise in corporate transactions and financial markets, along with his familiarity with our business and industry, led to the conclusion that he should serve as a director of our company.

Richard R. Pettingill has served as one of our directors since August 2010. Mr. Pettingill served as the President and Chief Executive Officer of Allina Hospitals and Clinics, Minnesota's largest healthcare organization, from 2002 until his retirement in 2009. While in this role, he also served on the board of directors of the Minnesota Hospital Association and the Minnesota Business Partnership. Prior to joining Allina Hospitals and Clinics, Mr. Pettingill served as Executive Vice President and Chief Operating Officer of Kaiser Foundation Health Plans and Hospitals from 1996 to 2002. From 1991 to 1995, he served as President and Chief Executive Officer of Camino Healthcare, a community based integrated delivery system. Mr. Pettingill is a director and member of the health IT standards, compensation and quality, compliance and ethics committees of Tenet Healthcare Corporation. Mr. Pettingill received a bachelor's degree from San Diego State University and a master's degree in health care administration from San Jose State University. He served as a 2010 Fellow in the Advanced Leadership Initiative program at Harvard University. A third-party search firm retained by the corporate governance and nominating committee to assist in identifying and assessing potential director candidates recommended Mr. Pettingill as a director. Mr. Petttingill's leadership experience in the healthcare industry, including his experience as an executive and board member of several large healthcare organizations, and his resulting familiarity with our industry and skills in the areas of business development, corporate transactions, and corporate governance, led to the conclusion that he should serve as a director of our company.

John J. Savarese, M.D. has served as one of our directors since October 2008. Since June 2003, Dr. Savarese has been a Managing Director at Montreux Equity Partners, a healthcare investment firm. Prior to joining Montreux Equity Partners, Dr. Savarese served as Director of Business Development and Marketing at NeurogesX and worked in the Life Sciences Investment Banking division of Credit Suisse First Boston. Currently, Dr. Savarese serves on the board of directors of several private medical device and pharmaceutical companies. Dr. Savarese's clinical experience in orthopedic and general surgery was gained at the Cornell Medical College/Hospital for Special Surgery. Dr. Savarese holds an M.B.A. from Stanford University and an M.D. from Duke University Medical School. Montreux Equity Partners was one of the investors in our October 2008 private placement. In connection with the private placement, we agreed that Montreux Equity Partners was entitled to appoint one representative to our Board of Directors so long as its affiliated funds hold at least 25% of the shares of our common stock that they purchased in the private placement. Dr. Savarese was appointed to our Board pursuant to that agreement. We believe that Dr. Savarese is qualified to serve as a director of our company due to his historical experience as an executive and an investor in the healthcare industry, his governance experience as a director of several other medical device and healthcare companies, and his clinical background in orthopedic surgery.

Class I Directors with a Term Expiring at the 2014 Annual Meeting of Stockholders

S. Morry Blumenfeld, Ph.D. has served as one of our directors since July 2005. In 2003, Dr. Blumenfeld founded Meditech Advisors LLC and Meditech Advisors Management LLC, a member of Ziegler MediTech Partners, LLC, the sole general partner of Ziegler Meditech Equity Partners, LP, a private equity fund specializing in investments in healthcare and medical device companies. In April 2002, Dr. Blumenfeld retired as Managing Director of GE Medical Systems in Israel after more than thirty-four years with the company, where he helped initiate both GE's CT and MR business lines. Currently, he serves on the Board of Directors of a number of medical device and technology companies, including Oridion Systems Ltd., where he is a member of the compensation committee, Itamar Medical, Aposense LTD, and several private companies. Dr. Blumenfeld holds a B.A.Sc in engineering physics and a Ph.D. in molecular physics from the University of Toronto. Dr. Blumenfeld's leadership experience and international business, corporate transactions, and corporate governance expertise garnered from his business experience, as well as his familiarity with our industry, in particular his expertise in imaging and medical devices gained in part through his employment with GE, led to the conclusion that he should serve as a director of our company.

John G. Freund, M.D. has served as one of our directors since October 2008. Since 1997, Dr. Freund has been a Managing Director of Skyline Ventures, a venture capital firm. From September 1995 to September 1997, Dr. Freund was a Managing Director in the Alternative Assets Group at Chancellor Capital Management, an investment firm. In 1995, Dr. Freund co-founded Intuitive Surgical, Inc., a medical device company, and served on Intuitive's board of directors until March 2000. From June 1988 to December 1994, Dr. Freund held various positions at Acuson Corporation, a medical device company, including Executive Vice President. From 1982 to 1988, Dr. Freund was at Morgan Stanley & Co., Inc., an investment banking firm, where he was the co-founder of the Healthcare Group in the Corporate Finance Department and later was the original healthcare partner at Morgan Stanley Venture Partners, a venture capital firm affiliated with Morgan Stanley. Dr. Freund is currently the lead outside director and a member of the audit committee and the nominating and corporate governance committee of XenoPort Inc., a biotech company, a director and member of the contracts and governance committee and the nominating committee of the SmallCap World Fund, and a director and member of the contracts committee and the nominating and governance committee of each of The Growth Fund of America, Inc. and Fundamental Investors, Inc., each of which are U.S.-registered investment funds. Dr. Freund also is a director of a number of private companies. Dr. Freund served on the board of directors of Hansen Medical, Inc., a medical device company, from November 2002 to March 2010 and on the board of directors of MAP Pharmaceuticals Inc., a biotech company, from August 2004 until October 2011. Dr. Freund received an M.D. from Harvard Medical School in 1980 and an M.B.A. from Harvard Business School in 1982, where he was a Baker Scholar. Skyline Ventures was one of the investors in our October 2008 private placement. In connection with the private placement, we agreed that Skyline Ventures was entitled to appoint one representative to our Board of Directors so long as its affiliated funds hold at least 25% of the shares of our common stock that they purchased in the private placement. Dr. Freund was appointed to our Board pursuant to that agreement. We believe that Dr. Freund is qualified to serve as a director of our company due to his leadership experience in the life sciences industry, his experience as a director of several other medical device and biotech companies, his medical background, and his resulting skills in the areas of business development, corporate transactions, corporate communications, and enterprise risk management.

William D. Pruitt has served as one of our directors since June 2008. Mr. Pruitt is president of Pruitt Enterprises, LP, a business and accounting consulting firm. Mr. Pruitt is currently a director, chairman of the audit committee, and a member of the compensation committee of Swisher Hygiene, Inc., a provider of hygiene products, a director and chairman of the audit committee of Coral Gables Trust Company, a wealth management, trust and estate services firm, a director of Auxis, Inc., a management consulting and outsourcing firm, a director of Greensmith Energy Management Systems, an energy storage company, and a director and a member of the audit committee of NV5, Inc., a private engineering company. Mr. Pruitt served as chairman of the audit committee and a member of the compensation committee of The PBSJ Corporation, an international professional services firm, until its sale in 2010 and chairman of the audit committee of Kos Pharmaceuticals, Inc., a fully integrated specialty pharmaceutical company, until its sale in 2006. He also was chairman of the audit committee for Adjoined Consulting, Inc., a full-service management consulting firm, until it was merged into Kanbay International, a global consulting firm, in February 2006. From 2002 to 2004, Mr. Pruitt provided market consultancy services to Ernst & Young LLP, our independent registered public accounting firm. From 1980 to 1999, Mr. Pruitt served as the managing partner for the Florida, Caribbean and Venezuela operations of the independent auditing firm of Arthur Andersen LLP. Mr. Pruitt holds a Bachelor of Business Administration from the University of Miami and is a Certified Public Accountant (inactive). Mr. Pruitt's experience in financial matters as a certified public accountant and as a former managing partner of an accounting firm and the skills he acquired through these positions in the areas of financial matters, public accounting, corporate transactions and enterprise risk management, as well as his background as a director and audit committee member of publicly-traded companies, led to the conclusion that he should serve as a director of our company.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

INDEPENDENT DIRECTORS

Our Board of Directors has determined that eight of the nine directors currently serving on our Board are independent directors under the independence standards of The NASDAQ Global Select Market; specifically, Messrs. Dewey, Federico, Pettingill and Pruitt and Drs. Blumenfeld, Freund, Moll, and Savarese are independent.

In making determinations of independence with respect to Drs. Blumenfeld, Freund, and Savarese, each of whom is affiliated with a principal stockholder of our company, our Board considered the relationship between the director and the respective stockholder and determined, in each case, that the relationship was not relevant to the director's independence.

In accordance with the requirements of NASDAQ, our independent directors meet in regularly convened executive sessions at least twice per year, in conjunction with regularly scheduled Board meetings.

BOARD LEADERSHIP STRUCTURE

Our Board of Directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as our Board of Directors believes it is in the best interest of the company to make that determination based on the current position and direction of the company and the membership of the Board of Directors. Dr. Ferré, our company's Chief Executive Officer, currently serves as Chairman of the Board. Our Board of Directors has determined that this combined role is in the best interests of our stockholders at this time because Dr. Ferré is the person best qualified to serve as Chairman of the Board given his history with our company and his skills and experience within the industry that we operate. Further, our Board of Directors believes that this leadership structure is appropriate at this time as it establishes a single leader with one vision setting the tone and direction for our company. Our Board of Directors believes that there is no single best organizational model that would be most effective in all circumstances and therefore retains the authority to modify this structure to best address our company's unique circumstances as and when appropriate.

In March 2009, our Board of Directors established the position of independent Lead Director to supplement the combined Chief Executive Officer and Chairman of the Board position. Charles W. Federico currently serves as our Lead Director. The Lead Director works closely with the Chairman of the Board to assure that our Board is able to more effectively and pro-actively execute its fundamental duties on an ongoing basis and to enhance our Board's ability to oversee and monitor the operations of our company. The primary responsibilities of the Lead Director include the following, among other things:

- Presiding at all meetings of the Board at which the Chairman of the Board is not present, including all executive sessions of the independent directors and establishing agendas for the executive sessions in consultation with the other directors and the Chairman of the Board;

- Working with the Chairman of the Board to establish meeting agendas for the Board of Directors and its committees;

- Reviewing all Board materials;

- Advising the Chairman of the Board regarding any director and stockholder concerns;

- Interviewing, along with the corporate governance and nominating committee, all candidates for our Board of Directors;

- Soliciting suggestions from the chairs of the Board's committees; and

- Participating with the Chairman of the Board and our executive officers in certain strategic planning and implementation tasks.

THE BOARD'S ROLE IN RISK OVERSIGHT

Our Board of Directors is responsible for overseeing the operational and strategic risk management processes that have been designed and implemented by our company's senior management. Our Board of Directors has delegated to its audit committee primary responsibility for reviewing the company's policies with respect to risk assessment and risk management. Each committee of our Board of Directors also oversees the management of company risks that fall within the committee's areas of responsibility. For example, the audit committee addresses significant financial risk exposures facing the company and the steps management has taken to monitor, control and report such exposures; the compensation committee addresses significant risk exposures facing the company with respect to compensation; and the corporate governance and nominating committee oversees corporate governance risks. Each committee reports to the full Board of Directors on a regular basis, including, as appropriate, an update on the committee's risk oversight activities. Our Board of Director's role in our company's risk oversight has not affected our leadership structure.

Our company has created a Risk Management Committee comprised of senior management from each operating division of the company that is responsible for identifying, assessing, and developing a mitigation strategy for significant enterprise risks that could impact our company's ability to meet our objectives and execute our strategic plan. Our Risk Management Committee periodically meets to identify, assess, and prioritize internal and external significant risks and to develop processes for responding to, mitigating, and monitoring such risks. The Risk Management Committee provides a summary of its activities and findings directly to the audit committee and, as appropriate, to the other committees and the full Board of Directors.

MEETINGS AND ATTENDANCE

During 2011, our Board of Directors held ten meetings. Each of our incumbent directors attended at least 75% of the aggregate number of meetings of the Board and the committees on which the director served, which were held during such director's term of office. None of the members of the standing committees of our Board of Directors, described in detail below, was an officer or employee of our company.

We have no policy requiring our directors to attend our annual stockholders meetings; however, our corporate governance guidelines provide that directors should make every effort to attend all annual and special meetings of stockholders, as well as meetings of our Board of Directors and meetings of the Board committees of which they are members. Seven of our directors attended our 2011 annual stockholders meeting.

BOARD COMMITTEES AND MEETINGS

Our Board of Directors has a standing audit committee, compensation committee, and corporate governance and nominating committee. The Board has adopted, and may amend from time to time, a written charter for each of the committees. We maintain a website at *www.makosurgical.com* and make available on that website, free of charge, copies of each of the committee charters. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement.

The following table reflects the current membership of each standing committee of our Board of Directors and the number of meetings held during 2011:

Name	Audit	Compensation	Corporate Governance and Nominating
S. Morry Blumenfeld, Ph.D.		✓	
Christopher C. Dewey	✓	✓	
Charles W. Federico		Chair	Chair
Maurice R. Ferré, M.D.			
John G. Freund, M.D.			✓
Frederic H. Moll, M.D.			✓
Richard R. Pettingill	✓		
William D. Pruitt	Chair		
John J. Savarese, M.D.			✓
2011 Meetings	7	4	5

As part of its standard practices, our Board of Directors will reconstitute the membership of each committee at our Board's annual meeting immediately following the 2012 annual stockholders meeting. We provide below information on each committee, including the functions.

Audit Committee

The functions of our audit committee include, among other things:

- Overseeing the audit and other services of our independent registered public accounting firm and being directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm, who will report directly to the audit committee;

- Reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

- Overseeing compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

- Reviewing our annual and quarterly financial statements and reports and discussing the financial statements and reports with our independent registered public accounting firm and management;

- Reviewing and approving all related person transactions;

- Reviewing with our independent registered public accounting firm and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our internal controls over financial reporting;

- Establishing procedures for the receipt, retention and treatment of complaints received by us regarding internal control over financial reporting, accounting or auditing matters;

- Reviewing with the company's management the company's policies with respect to risk assessment and risk management; and

- Preparing the audit committee report for inclusion in our proxy statement for our annual meeting.

Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Our Board of Directors has determined that each member of our audit committee is an independent director. Our Board of Directors has determined that Mr. Pruitt, the chair of the audit committee, qualifies as an audit committee financial expert within the meaning of SEC regulations and is financially sophisticated within the meaning of the NASDAQ listing standards. In making this determination, our Board considered the nature and scope of experience that Mr. Pruitt has previously had with publicly-reporting companies.

Compensation Committee

The functions of the compensation committee include, among other things:

- Determining the compensation and other terms of employment of our Chief Executive Officer and other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

- Administering and implementing our incentive compensation plans and equity-based plans, including approving option grants, restricted stock and other awards;

- Evaluating and recommending to our Board of Directors the equity incentive compensation plans, equity-based plans and similar programs advisable for us, as well as modifications or terminations of existing plans and programs;

- Reviewing and approving the terms of any employment-related agreements, severance arrangements, change-in-control and similar agreements/provision and any amendments, supplements or waivers to the foregoing agreements with our Chief Executive Officer and other executive officers;

- Reviewing and discussing the Compensation Discussion and Analysis required in our annual report and proxy statement with management and determining whether to recommend to the Board the inclusion of the Compensation Discussion and Analysis in the annual report or proxy; and

- Preparing the compensation committee report for inclusion in our proxy statement for our annual meeting.

In making decisions concerning executive compensation, the compensation committee typically considers, but is not required to accept, the recommendations of Dr. Ferré, our President and Chief Executive Officer, regarding the performance and proposed base salary, bonus target and equity awards for our named executive officers, including Dr. Ferré. The compensation committee may also request the assistance of Fritz L. LaPorte, our Chief Financial Officer, and our human resources department in evaluating the financial, accounting and tax implications of various compensation awards paid to the named executive officers. Neither Mr. LaPorte nor our human resources employees, however, recommend or determine the amounts or types of compensation paid to the named executive officers. Dr. Ferré and certain of our other executive officers may attend compensation committee meetings, as requested by the chairman of the compensation committee and depending on the issues to be discussed by the compensation committee, but none of these executive officers, including Dr. Ferré, attends any portion of the compensation committee meetings during which his compensation is discussed and approved.

In late 2009, the compensation committee engaged Radford Surveys and Consulting, or Radford, an independent executive compensation consultant, to provide consulting services to the committee with respect to 2010 executive compensation. The compensation committee utilized the output provided by Radford in connection with the 2009 engagement in determining 2011 executive compensation. Radford only provides consulting services to the committee, reports directly to the committee chairman, and only provides services that are requested by the committee, as further described below under "Determining Executive Compensation – Role of the Compensation Consultant and Benchmarking." In January 2012, the compensation committee engaged Pearl Meyer & Partners, an independent executive compensation consultant, to provide consulting services to the committee with respect to 2012 executive and director compensation.

Our Board of Directors has determined that each member of our compensation committee is an independent director. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986.

Additional information regarding the compensation committee and our policies and procedures regarding executive compensation, including the role of executive officers and compensation consultants in recommending executive compensation, is provided below under "Compensation Discussion and Analysis."

Corporate Governance and Nominating Committee

The functions of the corporate governance and nominating committee include, among other things:

- Evaluating director performance on the Board and applicable committees of the Board;

- Interviewing, evaluating, nominating and recommending individuals for membership on our Board of Directors;

- Evaluating nominations by stockholders of candidates for election to our Board;

- Reviewing and recommending to our Board of Directors any amendments to our corporate governance documents; and

- Making recommendations to the Board regarding management succession planning.

Our Board of Directors has determined that each member of our corporate governance and nominating committee is an independent director.

NOMINATION PROCESS

Under our corporate governance guidelines, the corporate governance and nominating committee is responsible for identifying and recommending to our Board of Directors qualified candidates for Board membership. In considering potential candidates for Board membership, the corporate governance and nominating committee considers the entirety of each candidate's credentials. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing composition of the Board. However, at a minimum, candidates for the Board must possess:

- high personal and professional ethics and integrity;

- an ability to exercise sound judgment;

- an ability to make independent analytical inquiries;

- a willingness and ability to devote adequate time and resources to diligently perform Board duties; and

- appropriate and relevant business experience and acumen.

In addition to the aforementioned minimum qualifications, the corporate governance and nominating committee may take into account other factors when considering whether to nominate a particular person. These factors include:

- whether the person possesses specific industry expertise and familiarity with general issues affecting our business;

- whether the person's nomination and election would enable our Board to have a member that qualifies as an "audit committee financial expert" as this term is defined by the SEC in Item 407 of Regulation S-K, as may be amended;

- whether the person would qualify as an independent director;

- the importance of continuity of the existing composition of the Board; and

- the importance of diversified Board membership, in terms of both the individuals involved and their various experiences and areas of expertise.

A director candidate should have expertise, skills, knowledge and experience that, when taken together with that of other Board members, will lead to a Board of Directors that is effective, collegial and responsive to the needs of our company and our stockholders.

While the corporate governance and nominating committee does not have a formal policy relating specifically to the consideration of diversity in identifying director nominees, the committee does, as noted above, consider the importance of a diversified Board membership, including diversity of viewpoint, background, industry knowledge and perspective, as part of its overall evaluation of candidates for director nominees.

The corporate governance and nominating committee may seek to identify director candidates based on input provided by a number of sources, including (i) committee members, (ii) our other directors, (iii) our stockholders, (iv) our Chief Executive Officer and (v) third parties. The corporate governance and nominating committee also has the authority to consult with or retain advisors or search firms to assist in the identification of qualified director candidates.

The corporate governance and nominating committee gives appropriate consideration to candidates for Board membership recommended for nomination by stockholders and evaluates such candidates in the same manner as other candidates identified to the committee. Stockholders who wish to nominate director candidates for election by stockholders at the annual meeting may do so in the manner disclosed in the Questions and Answers section of this proxy statement in accordance with the provisions of our bylaws. Members of the corporate governance and nominating committee will discuss and evaluate possible candidates in detail prior to recommending them to the Board.

The corporate governance and nominating committee is also responsible for initially assessing whether a candidate would be an independent director. Our Board of Directors, taking into consideration the recommendations of the corporate governance and nominating committee, is responsible for selecting the nominees for election to the Board by the stockholders and for appointing directors to the Board to fill vacancies and newly created directorships, with primary emphasis on the criteria set forth above. The Board, taking into consideration the assessment of the corporate governance and nominating committee, also determines whether a nominee or appointee would be an independent director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of our compensation committee is or has been an officer or employee of the company. None of our executive officers served on the board of directors or compensation committee of any other entity that has or has had an executive officer who served as a member of our Board of Directors or compensation committee during 2011. Each of Dr. Blumenfeld and Mr. Dewey had relationships with the company during 2011 that were disclosed as related person transactions. See "Certain Relationships and Related Person Transactions – Sensor Agreement" below.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS CONDUCT AND ETHICS

Our Board of Directors has adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers, and employees, including, without limitation, our principal executive officer, principal financial officer, controller, and persons performing similar functions. In addition, our Board of Directors also has adopted Corporate Governance Guidelines to assist our Board in exercising its duties. The Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available, free of charge, on the Investor Relations section our website at *www.makosurgical.com.* We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any waivers from or amendments to any provision of the Code of Business Conduct and Ethics by disclosing such information on the same website. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

You can contact our Board of Directors to provide comments, to report concerns, or to ask a question, at the following address: Corporate Secretary, MAKO Surgical Corp., 2555 Davie Road, Fort Lauderdale, Florida, 33317. You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier or other interested party. Communications are distributed to the Board of Directors, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, our Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded, such as:

- Product complaints
- Product inquiries
- New product suggestions
- Resumes and other forms of job inquiries
- Surveys
- Business solicitations or advertisements

In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any non-management director upon request.

You may also communicate online with our Board of Directors as a group by visiting the Investor Relations section of our website at *www.makosurgical.com.*

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

We have adopted a Related Person Transactions Policy pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, are not permitted to enter into a related person transaction with us without the consent of our audit committee, other independent committee of our Board of Directors, or the full Board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such person's immediate family members in which the amount involved exceeds $120,000 must be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related person transaction. In approving or rejecting the proposed transaction, our audit committee shall take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the person's interest in the transaction and, if applicable, the impact on a director's independence. After consideration of these and other factors, the audit committee may approve or reject the transaction. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

SENSOR AGREEMENT

In August 2009, we entered into an agreement with a third-party sensor company associated with the potential future development of intellectual property and technology related to sensing devices in orthopedics. The agreement required an initial payment of $50,000 and required future payments in the event that we decided to enter into a licensing and supply agreement with the third-party sensor company following the end of the research and development period. In August 2010, we exercised our option to enter into a non-exclusive license and supply agreement for an upfront payment of $250,000. In October 2010, we exercised our option to enter into an exclusive license and supply agreement which required an upfront payment of $500,000 and a future payment of $250,000, which was due in 2011 and paid.

Ziegler MediTech Equity Partners LP, an affiliate of S. Morry Blumenfeld, a member of our Board of Directors, and Christopher C. Dewey, a member of our Board of Directors, beneficially owned approximately 10% and 5% respectively, of the issued and outstanding stock of the third-party sensor company at the time we entered into the agreement. Currently, Ziegler MediTech Equity Partners LP and Mr. Dewey beneficially own approximately 21% and 4%, respectively, of the issued and outstanding stock of the third-party sensor company. The members of the audit committee of our Board of Directors having no financial interest in the agreement approved the terms of the agreement and payments thereunder.

EMPLOYMENT OF RELATED PERSON

Florence Ferré joined the company in January 2012 as a consultant and was hired as a full-time employee in April 2012 as the Manager of Business Planning, a non-executive officer position, at a base salary of $105,000, with a one-time relocation bonus of $2,500 and reimbursement of up to $10,000 of moving expenses which, together with her potential bonus and other benefits, has the potential to exceed the $120,000 threshold set forth in our Related Person Transactions Policy. Ms. Ferré is the sister of Maurice R. Ferré, M.D., our President and Chief Executive Officer and Chairman of our Board of Directors. Ms. Ferré's compensation is comparable to other company employees at a similar level. Ms. Ferré was not hired by, and does not report to, Dr. Ferré. The members of the audit committee of our Board of Directors approved the hiring of Ms. Ferré.

We do not believe that there has been any other transaction or series of similar transactions during 2011, or is any currently proposed transaction or series of similar transactions, to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or principal stockholder, or members of any such person's immediate family, had or will have a direct or indirect material interest, other than compensation described in "Executive Compensation." We intend that any such future transactions will be approved by our audit committee and will be on terms no less favorable to our company than could be obtained from unaffiliated third parties.

2011 DIRECTOR COMPENSATION

The following table sets forth information with respect to the compensation of all our non-employee directors during 2011.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
S. Morry Blumenfeld, Ph.D.	$32,500(2)	$44,565(3)	$ 77,065
Christopher C. Dewey	$35,500(2)	$44,565(3)	$ 80,065
Charles W. Federico	$51,500(4)	$89,130(5)	$140,630
John G. Freund, M.D.	$33,500(2)	$44,565(3)	$ 78,065
Frederic H. Moll, M.D.	$34,000(2)	$44,565(6)	$ 78,565
Richard R. Pettingill	$35,000(2)	$44,565(3)	$ 79,565
William D. Pruitt	$35,000(2)	$44,565(7)	$ 79,565
John J. Savarese, M.D.	$34,000(2)	$44,565(3)	$ 78,565

(1) Amounts represent the aggregate grant date fair value of awards granted by the company during 2011, as computed in accordance with Accounting Standards Codification ("ASC") 718, *Compensation-Stock Compensation*, disregarding any estimated forfeitures relating to service-based vesting conditions. The 2011 Director Option Awards Table below provides further detail on director option grants made in 2011.

(2) Represents fees earned in cash in 2011, including an annual retainer of $24,000, $1,000 for each Board or committee meeting attended in 2011, and $500 for each telephonic or video Board or committee meeting attended in 2011.

(3) As of December 31, 2011, Drs. Blumenfeld, Freund and Savarese and Messrs. Dewey and Pettingill each held options exercisable for 6,600 shares, 4,950 of which had vested and become exercisable.

(4) Represents fees earned in cash in 2011, including an annual retainer of $24,000, an annual retainer as Lead Director of $16,000, $1,000 for each Board or committee meeting attended in 2011, and $500 for each telephonic or video Board or committee meeting attended in 2011.

(5) As of December 31, 2011, Mr. Federico held options exercisable for 37,125 shares, 32,562 of which had vested and become exercisable.

(6) As of December 31, 2011, Dr. Moll held options exercisable for 22,275 shares, 19,982 of which had vested and become exercisable.

(7) As of December 31, 2011, Mr. Pruitt held options exercisable for 19,800 shares, 17,599 of which had vested or become exercisable.

2011 Director Option Awards Table

Name	Grant Date	Number of Securities Underlying Options (#)(1)	Grant Date Fair Value of Option Awards ($)(2)
S. Morry Blumenfeld, Ph.D.	6/16/11	3,300	$44,565
Christopher C. Dewey	6/16/11	3,300	$44,565
Charles W. Federico	6/16/11	6,600	$89,130
John G. Freund, M.D.	6/16/11	3,300	$44,565
Frederic H. Moll, M.D.	6/16/11	3,300	$44,565
Richard R. Pettingill	6/16/11	3,300	$44,565
William D. Pruitt	6/16/11	3,300	$44,565
John J. Savarese, M.D.	6/16/11	3,300	$44,565

(1) Option awards granted to each named executive officer during 2011 vest ratably quarterly over one year.

(2) Amounts represent the aggregate grant date fair value of awards granted by the company during 2011, as computed in accordance with ASC 718, disregarding any estimated forfeitures relating to service-based vesting conditions.

We reimburse all of our directors for their reasonable out-of-pocket travel expenses associated with attending Board or committee meetings in person. Dr. Ferré, our only employee director, does not receive any compensation for his services as a director.

In January 2012, the compensation committee engaged Pearl Meyer & Partners, an independent executive compensation consultant, to provide consulting services to the committee with respect to 2012 director compensation.

Annual Cash Compensation

Each non-employee member of our Board received an annual retainer of $24,000, paid quarterly in arrears, a fee of $1,000 for each Board meeting or committee meeting attended in person during 2011, and $500 for each telephonic or video Board or committee meeting attended during 2011. Our lead director also received an additional annual retainer of $16,000, paid quarterly in arrears.

Equity Compensation

On a case-by-case basis, non-employee directors may be entitled to receive options, in an amount determined by our Board of Directors or its compensation committee in its respective discretion, to purchase shares of common stock upon initial election or appointment to the Board of Directors. In determining the number of options granted to a director upon initial election or appointment, the compensation committee uses its judgment and, consistent with our compensation objectives, maintains the flexibility necessary to recruit qualified and experienced directors.

Furthermore, each non-employee director is entitled to an annual grant of options to purchase 3,300 shares of our company's common stock, and, with respect to our lead director only, an additional annual grant of options to purchase 3,300 shares of our company's common stock. In each case, the exercise price is equal to the fair market value of our common stock on the day of grant and the option grant vests ratably quarterly over one year. Each annual anniversary grant and lead director annual grant is granted in connection with the annual meeting of our stockholders. Until February 2008, all outstanding options granted to our non-employee directors were issued under our 2004 Stock Incentive Plan. Thereafter, all options granted to our non-employee directors are issued under our 2008 Omnibus Incentive Plan.

EXECUTIVE OFFICERS

Our executive officers, their respective ages as of April 9, 2012, and their positions with our company are as follows:

Name	Age	Position
Maurice R. Ferré, M.D.	51	President, Chief Executive Officer and Chairman
Fritz L. LaPorte	42	Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer
Ivan Delevic	46	Senior Vice President of Strategic Marketing and Business Development
Menashe R. Frank	45	Senior Vice President, General Counsel and Secretary
Lawrence T. Gibbons (1)	60	Senior Vice President of Regulatory Affairs and Quality Assurance
Richard Leparmentier	44	Senior Vice President of Engineering
Duncan H. Moffat	51	Senior Vice President of Operations
Steven J. Nunes	53	Senior Vice President of Sales and Marketing

(1) Mr. Gibbons joined our company on February 3, 2012.

The principal occupations and positions for at least the past five years of the executive officers named above are as follows:

Maurice R. Ferré, M.D. Please see "Election of Directors" above.

Fritz L. LaPorte, our Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer, has been with us since our inception in November 2004. From 2001 to November 2004, Mr. LaPorte served as Chief Financial Officer of Z-KAT, Inc. From 1997 to 2000, Mr. LaPorte served as the Director of Finance for Holy Cross Hospital, Inc., a 580-bed acute care facility in Fort Lauderdale, Florida. From 1993 to 1997, Mr. LaPorte served as a Senior Auditor in the Assurance Healthcare Group of Ernst & Young LLP, our independent registered public accounting firm. Mr. LaPorte holds a B.B.A. in accounting from Florida Atlantic University and is a Certified Public Accountant.

Ivan Delevic, our Senior Vice President of Strategic Marketing and Business Development, has been with us since April 2009. Beginning in 2007 through April 2009, Mr. Delevic was a business development consultant to medical device companies through ATID Group Inc. and IDAT LLC, companies he founded in 2007. From 1996 to 2007, Mr. Delevic held various positions with General Electric's healthcare division, both domestically and internationally, including as General Manager for Molecular Imaging EMEA, Global Marketing and Sales Manager for Surgical Navigation, Business Development Manager with GE Healthcare's Global Business Development, Six Sigma Leader & Black Belt for Global Functional Imaging, and Sales Manager for Southeastern Europe. From 1992 to 1996, Mr. Delevic worked for Johnson & Johnson, Inc. as a Business Manager in Budapest, Hungary. Mr. Delevic holds a M.B.A. from the Technical University of Budapest through a joint program with Herriot-Watt University and a M.S. in Electrical Engineering from the Technical University of Budapest.

Menashe R. Frank, our Senior Vice President, General Counsel and Secretary, has been with us since our inception in November 2004. From July 2004 to November 2004, Mr. Frank was a legal consultant to Z-KAT, Inc. Mr. Frank specialized in corporate transactions and governance as an attorney with the law firm of Hogan & Hartson (now Hogan Lovells) from 2001 to June 2004, and the law firm of Baker & McKenzie from 2000 to 2001. Mr. Frank served as Chief Legal Officer for Enticent.com, Inc. from 1998 to 2000 and was an associate in the business finance and restructuring department of the law firm of Weil, Gotshal & Manges LLP from 1996 to 1998. Mr. Frank holds a B.A. in political science from American University and a J.D. from the University of Miami School of Law.

Lawrence T. Gibbons, our Senior Vice President of Regulatory Affairs and Quality Assurance, has been with us in his current position since February 2012. Prior to accepting his current position at our company, Mr. Gibbons provided us with consulting services through his former consulting firm, Quality Systems Consulting Services. From 2007 to 2011, Mr. Gibbons held various positions with Fisher & Paykel Healthcare, a medical device manufacturer, including Managing Director, Mexico and Special Consultant to CEO, and was responsible for establishing a manufacturing facility in Mexico and establishing the quality system at the company's New Zealand headquarters and manufacturing site. From 2006 to 2007, Mr. Gibbons served as Vice President of Quality/Regulatory, Atrial Fibrillation Division, of St. Jude Medical, a medical technology and services company. From 2004 to 2006, Mr. Gibbons served as Vice President of Quality Assurance of Baxter International, Inc., a global healthcare company, where he was responsible for leading the quality function and overseeing the implementation of the company's various quality programs. Prior to joining Baxter, Mr. Gibbons was vice president of quality assurance and regulatory affairs for Tyco Healthcare. Mr. Gibbons spent more than 20 years in various quality and regulatory positions with increasing responsibility at Kendall Company, which was acquired by Tyco Healthcare in 1994. Prior to joining Kendall Company, Mr. Gibbons was an investigator with the U.S. Food and Drug Administration's Boston District Office. Mr. Gibbons currently serves on the board of directors and all of the committees of Fisher and Paykel Healthcare. Mr. Gibbons holds a B.S. in science from the University of Massachusetts.

Richard Leparmentier, our Senior Vice President of Engineering, has been with us since March 2010. From 2007 to 2010, Mr. Leparmentier served as U.S. VP of Design and Engineering for ASML, a Dutch lithography equipment company, where he managed a team of approximately 320 engineers across the U.S. and the Netherlands. From 1995 to 2006, Mr. Leparmentier held various positions with GE Healthcare, including Vice President of OEC-Surgery Engineering, a leader in surgical x-ray and navigation equipment, where he managed approximately 270 engineers and his responsibilities included new product development through both internal development and business development, Engineering Manager for radiography products in China, and Lead System Designer for radiographic products in Buc, France. Mr. Leparmentier holds an engineering degree in Biology and Micromechanics from Ecole Polytechnique in France, an engineering degree from Ecole Nationale Supérieure des Télécommunications in France, and an M.B.A. from NYU Stern School of Management.

Duncan H. Moffat, our Senior Vice President of Operations, has been with us since April 2008. From 2001 to 2008, Mr. Moffat served as Vice President of Operations for the nuclear medicine business of Philips Medical Systems, a worldwide manufacturer of medical imaging equipment. From 1998 to 2001, Mr. Moffat served as Vice President of Operations for Lumisys, a start-up company providing digital x-ray products that was sold to Eastman Kodak in 2001. Beginning in 1982, Mr. Moffat held various positions with the Lucas companies, first with two Lucas affiliates in England, followed by a position as project manager with Lucas Control Systems Products, Hampton, Virginia, and then by a position as Director of Operations with Lucas Deeco Systems, Hayward, California, from 1995 to 1998. Mr. Moffat holds a Bachelor of Science in Electrical and Electronic Engineering, Strathclyde University, Glasgow, Scotland.

Steven J. Nunes, our Senior Vice President of Sales and Marketing, has been with us since May 2006. From September 2002 to May 2006, Mr. Nunes served as Director of Commercialization for GE Healthcare, a unit of General Electric Company, a diversified technology, media, and financial services company. From 1996 to April 2002, Mr. Nunes held various positions, including Vice President of Sales and Marketing, at Visualization Technology, Inc., a medical device company for image-guided surgery, which was later acquired by GE Healthcare. In 1990, Mr. Nunes established SJN Medical Inc., an independent distributor of surgical endoscopy products, and served as its President until the company was acquired in 1996. Mr. Nunes holds a B.A. in broadcast journalism from the University of Massachusetts-Amherst.

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

The purpose of this Compensation Discussion and Analysis is to provide material information about the compensation of our executive officers named below under the caption, "Executive Compensation—2011, 2010, and 2009 Summary Compensation Table," whom we refer to as our named executive officers. In this section, we provide an analysis and explanation of our executive compensation program and the compensation derived by our named executive officers from this program. All share numbers in this section and the tables that follow reflect our one-for 3.03 reverse split of our common stock effected in February 2008.

EXECUTIVE SUMMARY

This Compensation Discussion and Analysis outlines our executive compensation program. In particular, it explains our compensation philosophy, which is to provide performance-oriented incentives that fairly compensate our executive officers and enable us to attract, retain and motivate executives with outstanding ability and potential. We then discuss the elements of our executive compensation program including base salary, cash bonuses, and long-term equity compensation. This Compensation Discussion and Analysis also provides a summary of the key provisions of our employments agreements with each of our named executive officers, including the change in control arrangements.

COMPENSATION PHILOSOPHY AND OBJECTIVES

Our compensation philosophy is to offer our executive officers, including the named executive officers, compensation and benefits that are competitive and that meet our goals of attracting, motivating, and retaining highly skilled management so that we can achieve our financial and strategic objectives to create long-term value for our stockholders. We believe that compensation should be determined within a framework that is intended to reward individual contribution and strong financial performance by our company. Within this overall philosophy, our objectives are to:

- *Drive company performance.* Our incentive plans are designed to reward annual and long-term company performance by focusing on the achievement of strategic and financial performance measures that influence stockholder value.

- *Facilitate alignment with stockholders.* Our long-term incentives are delivered in the form of equity to provide executives with a direct interest in the performance of our stock.

- *Be fair and equitable.* Our executive compensation programs are designed to provide compensation that is fair and equitable based on our company's overall performance as well as the individual contributions of our executive officers. In addition to conducting analyses of market pay levels, we consider the pay of the named executive officers relative to one another and relative to other members of the executive team.

- *Provide leadership stability and continuity.* Our compensation program is designed to reward both long-term contributions and retain and motivate our executive officers as well as attract new executive talent. We recognize that the stability of the leadership team enhances our company.

- *Be competitive.* We conduct market pay analyses to ensure the compensation we pay our executive officers is competitive in terms of elements of pay, program design and resulting levels of pay.

- *Reflect factors of role and individual.* We consider the individual situation of each of our executive officers to ensure we are compensating for the executive officer's responsibilities and individual skills and performance.

DETERMINING EXECUTIVE COMPENSATION

Role of the Compensation Committee and Input from Management

Our Board of Directors has delegated to its compensation committee the authority to make all final decisions regarding the compensation of our named executive officers, although on occasion the compensation committee has referred recommended actions to the Board of Directors for final resolution. In making such decisions, the compensation committee considers the various factors described below in this Compensation Discussion and Analysis with respect to particular compensation elements.

When making compensation decisions, the compensation committee also typically considers, but is not required to accept, the recommendations of Dr. Maurice R. Ferré, our President and Chief Executive Officer, regarding the performance and proposed base salary, bonus target and equity awards for our named executive officers, including Dr. Ferré. The compensation committee may also request the assistance of Mr. Fritz L. LaPorte, our Chief Financial Officer, and our human resources department in evaluating the financial, accounting and tax implications of various compensation awards paid to the named executive officers. Neither Mr. LaPorte nor our human resources employees, however, recommend or determine the amounts or types of compensation paid to the named executive officers. Dr. Ferré and certain of our other executive officers may attend compensation committee meetings, as requested by the chairman of the compensation committee and depending on the issues to be discussed by the compensation committee, but none of these executive officers, including Dr. Ferré, attends any portion of the compensation committee meetings during which his compensation is discussed and approved.

Role of the Compensation Consultant and Benchmarking

In making its 2011 compensation decisions, the compensation committee considered input received from Radford Surveys and Consulting, or Radford, an independent executive compensation consultant engaged by the committee in late 2009 in connection with 2010 executive compensation. In 2009, the committee instructed Radford to provide advice and guidance to the committee regarding our executive compensation program and to conduct a competitive market review and analysis of our executive compensation program, including a comparison of the compensation of our executive officers relative to the compensation paid to similarly-situated executives at companies that we consider to be our peers, a practice often referred to as "benchmarking."

The compensation committee believes that a benchmark should be just that—a point of reference for measurement—but not the determinative factor for the compensation of our executive officers. The committee recognizes that our executive compensation program must be competitive in the marketplace and believes that the comparative compensation information assists the committee in assessing the competitiveness of our executive compensation. Because the comparative compensation information is just one tool used in setting executive compensation, the compensation committee has discretion in determining the nature and extent of its use. Further, given the limitations associated with comparative pay information for setting individual executive compensation, the committee may elect to not use the comparative compensation information at all in the course of making compensation decisions.

At the instruction of the compensation committee, Radford recommended, and the compensation committee approved, the following peer group of publicly traded medical device companies for use in benchmarking the compensation of our executive officers:

Abiomed, Inc.	Hansen Medical, Inc.	RTI Biologics, Inc.
Alphatec Holdings, Inc.	Harvard Bioscience, Inc.	Spectranetics Corp.
Anika Therapeutics, Inc.	Insulet Corp.	Sterotaxis, Inc.
ATS Medical, Inc.	Kensey Nash Corp.	SurModics, Inc.
Biosphere Medical Inc.	LeMaitre Vascular Inc.	Synovis Life Technologies, Inc.
Conceptus, Inc.	Micrus Endovascular Corporation	TranS1 Inc.
Cutera, Inc.	Orthovita, Inc.	Vascular Solutions, Inc.
DexCom, Inc.	Osteotech Inc.	
Endologix, Inc.	Palomar Medical Technologies, Inc.	

The committee believes that at the time Radford conducted the competitive market review of our executive compensation program this peer group of companies was representative of the sector in which we operate, and continues to be fairly representative of such sector. The group was chosen because of each company's relative size as measured by revenue, market capitalization, and number of employees. Radford also utilized data from Radford's Global Life Sciences and High Technology Executive Total Direct Compensation Surveys that relate to medical devices companies with revenues of less than $250 million. These surveys are total compensation surveys that include total direct compensation, including base salary, annual short-term incentive compensation, and long-term incentive compensation and are widely used and known within the global sciences and high technology industries. For comparison data related to long-term incentive compensation, the scope of the surveys was expanded to medical device companies with revenues of less than $500 million due to the limited data available for companies with revenues of less than $250 million. The compensation committee was not aware of the identities of the individual participating companies in the surveys.

In 2011, the compensation committee considered the executive compensation practices of our peer group as well as the survey data provided by Radford in connection with its determination of the elements of our executive compensation program, which elements are described in detail below. The compensation committee did not, however, seek to offer compensation to our named executive officers at any specific level as measured against our selected peer group. Rather, the compensation committee reviewed and analyzed the peer group and survey data to inform its decisions and provide it with a sense of the competitive landscape for executive talent.

Role of Advisory Vote to Approve Compensation of our Named Executive Officers

The compensation committee also considers the results of our stockholders' advisory vote to approve the compensation of our named executive officers when determining executive compensation. At our 2011 annual meeting of stockholders, over 98% of the votes cast on the advisory vote expressed approval of the compensation of our named executive officers. The compensation committee believes this vote reflects general approval of our company's approach to executive compensation, and it did not implement any significant changes in the structure of our executive compensation program as a direct result of the vote. The compensation committee will continue to consider the results of the annual advisory vote to approve compensation when making future compensation decisions for our named executive officers.

ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

The principal elements of our executive compensation program have traditionally been base salary, cash bonus compensation and long-term equity compensation in the form of stock options or shares of restricted stock. We also have provided some named executive officers with limited perquisites and other benefits that the compensation committee believes were reasonable and consistent with the objectives of our executive compensation programs, as discussed below. We made discretionary grants of performance-based compensation with respect to 2011 performance under our 2011 Leadership Cash Bonus Plan applicable to all employees in management positions, including the named executive officers, and we made other grants of incentive compensation to certain of our employees, including our named executive officers. We discuss the grants more fully below.

Each of these forms of compensation enables the satisfaction of one or more of our compensation objectives: to attract and retain talented key employees, to reward superior individual and company performance and to align executive and stockholder interests. We combine the compensation elements for each executive officer in a manner that the compensation committee believes, in its discretion and judgment, is consistent with the executive's contributions to our company and our overall goals with respect to executive compensation. We have not adopted any policies with respect to the mix of long-term versus currently-paid compensation, but believe that both elements are necessary for achieving our compensation objectives. Currently-paid compensation provides financial stability for each of our named executive officers and immediate reward for superior company and individual performance, while long-term compensation rewards achievement of strategic long-term objectives and contributes toward overall stockholder value. Similarly, while we have not adopted any policies with respect to the mix of cash versus equity compensation, we believe that it is important to encourage or provide for a meaningful amount of equity ownership by our named executive officers to help align their interests with those of our stockholders, one of our compensation objectives.

Base Salary

We believe that a competitive base salary is an important component of compensation as it provides a degree of financial stability for our executive officers and is critical to recruiting and retaining our executives. Base salary is also designed to recognize the scope of responsibilities placed on each executive officer and reward each executive for his unique leadership skills, management experience and contributions. We make a subjective determination of base salary after considering such factors collectively. Our compensation committee has historically reviewed the base salaries of our named executive officers on a periodic basis, as the facts and circumstances may warrant.

As discussed below under "Employment Agreements," each of our named executive officers has entered into an employment agreement with us that established an initial base salary for such officer. We determined these initial salary amounts as a result of arm's length negotiations with each named executive officer over the terms of their respective employment.

In February 2011, the compensation committee awarded merit pay increases, reflected in the table below, to each of our named executive officers to reflect the compensation committee's subjective review of each named executive officer's overall individual performances. The members of our compensation committee believe, based on their collective experience and general awareness of compensation practices, that these salary amounts are comparable to salaries offered by our competitors for similar positions.

Name	Previous Salary	New Salary
Maurice R. Ferré, M.D.	$400,248	$420,260
Fritz L. LaPorte	$264,989	$280,888
Ivan Delevic	$234,148	$258,197
Menashe R. Frank	$255,310	$270,628
Steven J. Nunes	$222,602	$270,000

Cash Bonuses

We have designed our cash bonus compensation arrangements to reward achievement of strategic and financial goals that support our objective of enhancing stockholder value and to motivate executives to achieve superior performance in their areas of responsibility.

Annually, management presents to our Board of Directors a proposed operating plan that includes the proposed performance goals and criteria for our company for the upcoming year. Following an opportunity to review the operating plan and provide comments and suggested revisions, the Board of Directors adopts the operating plan, reserving the right, but not the obligation, to make modifications to the operating plan, and the related metrics scorecard, described below, throughout the upcoming year if any such modifications are required as a result of new information or changes in the company's objectives or strategic plan. Following our Board of Director's approval of the operating plan, management presents to our compensation committee the proposed leadership cash bonus plan and metrics scorecard for the upcoming year. The leadership cash bonus plan is the plan under which our management level employees, including our named executive officers, are eligible to be compensated in the form of a cash bonus with respect to performance in the upcoming year. The MAKO metrics scorecard is a tool to measure our company's overall performance and achievement of specific goals and objectives as set forth in our annual operating plan and is used in connection with determining employee compensation matters under the annual leadership cash bonus plan.

2011 Leadership Cash Bonus Plan

In October 2010, our Board of Directors reviewed and approved management's proposed operating plan for 2011, which included the performance goals and criteria for our company for 2011. In December 2010, management presented to our compensation committee the proposed 2011 MAKO Metrics Scorecard as a tool to measure our company's performance against the defined business objectives set forth in the operating plan. After the compensation committee considered the proposals, it made recommendations to management concerning the performance goals and criteria and approved a revised version of the performance goals and criteria, subject to our Board of Director's review and ratification of the 2011 MAKO Metrics Scorecard. Management than presented the modified 2011 MAKO Metrics Scorecard to our Board of Directors, who made additional recommendations to management concerning the performance goals and criteria and approved a revised version of the 2011 MAKO Metrics Scorecard. Thereafter, the compensation committee approved the 2011 Leadership Cash Bonus Plan, the final 2011 MAKO Metrics Scorecard, as revised by our Board of Directors, and the use of the 2011 MAKO Metrics Scorecard in connection with determining employee compensation matters under the 2011 Leadership Cash Bonus Plan, reserving the right to exercise its discretion to authorize the payment of annual performance bonuses outside of the 2011 Leadership Cash Bonus Plan.

The 2011 Leadership Cash Bonus Plan provided that upon our achievement of certain target and incremental performance goals derived from our 2011 operating plan and set forth in the 2011 MAKO Metrics Scorecard, each management level employee, including our named executive officers, will be paid a cash performance bonus amount. The amount of this bonus would be a percentage of the employee's base salary, which is calculated by multiplying the percentage of the MAKO Metrics Scorecard Percentage achieved by our company for the year by a target percentage assigned to each management level employee based on the employee's level of responsibility within our company. The 2011 MAKO Metrics Scorecard Percentage represents the weighted percentage of pre-defined performance goals that we achieved at the end of 2011, as determined by the compensation committee in its discretion. Under the 2011 Leadership Bonus Plan, the MAKO Metrics Scorecard Percentage would range from 80% at a minimum up to a maximum of 200%, depending upon the target and incremental goals achieved by our company.

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For 2011, our compensation committee set the threshold, target and maximum percentages of base salary for our named executive officers at the following levels:

Name	Threshold (%)	Target (%)	Maximum (%)
Maurice R. Ferré, M.D.	40(1)	50(1)	100(1)
Fritz L. LaPorte	26	32.5	65
Ivan Delevic	20	25	50
Menashe R. Frank	20	25	50
Steven J. Nunes	20	25	50

(1) Dr. Ferré's employment agreement provides for a target cash bonus equal to 50% of his base salary, which may be increased or decreased at the compensation committee's discretion.

Our compensation committee set these percentages based on management's proposal and its subjective evaluation of the relative importance of our named executive officers' positions, the officers' past and expected future contributions to the performance of our company, and, in the case of Dr. Ferré, the compensation committee also considered the terms of the executive officer's employment agreement.

The target performance goals and incremental performance goals that the committee chose to govern potential awards under the Leadership Cash Bonus Plan for 2011 related to the following categories:

- Total revenue;

- RIO® Robotic Arm Interactive Orthopedic system, or RIO system, sales;

- MAKOplasty® procedure volume;

- Working capital;

- Targets with respect to expanded applications of the RIO system and expanded commercialization of our company's products; and

- Targets with respect to the satisfaction of our company's customers with respect to our company's products.

The compensation committee believed it was more likely than not that we would achieve the target performance goals and reasonably possible that we would achieve the incremental performance goals. The determination of whether and to what extent these metrics were achieved during 2011 was made by the compensation committee. The metrics for several product and financial related target performance goals are set forth below; the specific metrics for our other target performance goals and our incremental performance goals involve confidential commercial or financial information, the disclosure of which would provide competitors and other third parties with insights into our confidential planning process and strategic plan, including related development timelines, that we believe would result in competitive harm to our company.

Target Performance Goal	Metric
Total Revenue	$75,400,000
Working Capital	$75,000,000
RIO system sales	46
MAKOplasty procedure volume	6,900

Following the compensation committee's review in February 2012 of 2011 performance under the 2011 Leadership Cash Bonus Plan, the committee determined that our company achieved performance goals set forth in the 2011 MAKO Metrics Scorecard in the following categories:

- Total revenue;

- Working capital;

- RIO system sales; and

- MAKOplasty procedure volume.

The compensation committee noted that certain 2011 achievements in the following two performance goal categories, while not satisfying the particular performance goal metrics set forth in the 2011 MAKO Metrics Scorecard, were substantial and meaningful for our company in 2011:

- Delightful Customer Experience – maintained high internally-measured customer satisfaction survey score.

- Expanded Product Offering – commercially launched MAKOplasty® Total Hip Arthroplasty application for the RIO system and RESTORIS® hip implant system.

The compensation committee also considered certain additional factors when determining whether to authorize the payment of discretionary annual performance bonuses to our named executive officers under the 2011 Leadership Cash Bonus Plan, including the following year-end results:

- 66% increase in our per share stock price during the year ended December 31, 2011;

- 69% increase in our commercial installed base of MAKOplasty sites during 2011;

- 99% increase in MAKOplasty procedures performed during 2011 as compared to procedures performed in 2010;

- 91% increase in our revenue for 2011 as compared to revenue for 2010; and

- Continuing to drive MAKOplasty adoption through our extensive clinical research program.

In recognition of the achievements described above, and in light of our overall strong 2011 performance and the contribution of all executive officers in achieving this performance, the compensation committee exercised its discretion and recommended that our board of directors authorize the payment of a discretionary annual performance bonus to each of the named executive officers under the 2011 Leadership Cash Bonus Plan. Our Board of Directors accepted the recommended of the compensation committee and approved the payment of discretionary annual performance bonuses in the amounts set forth below, which bonuses reflected a 2011 MAKO Metrics Scorecard Percentage of 120% (which was within the range of 80% to 200% originally contemplated by the compensation committee under the 2011 Leadership Cash Bonus Plan).

Name	2011 Annual Performance Bonus
Maurice R. Ferré, M.D.	$252,156
Fritz L. LaPorte	$109,546
Ivan Delevic	$ 77,459
Menashe R. Frank	$ 81,188
Steven J. Nunes	$ 81,000

Long-Term Equity Compensation

We grant stock options and restricted stock to our named executive officers, as we believe that such grants further our compensation objectives of aligning the interests of our named executive officers with those of our stockholders, encouraging long-term performance, and providing a simple and easy-to-understand form of equity compensation that promotes executive retention. We view such grants both as incentives for future performance and as compensation for past accomplishments.

We historically have made grants of equity to named executive officers in connection with their initial hire. The number of stock options or shares of restricted stock granted to each named executive officer in connection with such executive's initial hire, was determined based upon negotiations with each executive, represented the number necessary to recruit each executive from his then-existing position and reflected the compensation committee's subjective evaluation of the executive's experience and potential for future performance. In addition, we have made annual grants and additional discretionary grants, from time to time, as determined by the compensation committee or our Board of Directors, as applicable, taking into consideration such factors as individual performance and competitive market conditions. The compensation committee determined the timing of any such equity grant based on the achievement by the named executive officer and not any effort to time the grants in coordination with changes in our stock price.

We have traditionally granted stock options and performance-based restricted stock, rather than other forms of long-term incentives, because they create value for the executive only if stockholder value is increased through an increased market price of our common stock. We have also determined that the use of time-based restricted stock is appropriate in certain situations as a retention tool. Prior to the completion of our initial public offering in February 2008, all stock option and restricted stock grants were made pursuant to our company's 2004 Stock Incentive Plan and our Board of Directors, based on the recommendation of our compensation committee, determined the exercise price based on internal or third-party valuation reports. Since the completion of our initial public offering, all option grants have been approved by the compensation committee and made pursuant to our 2008 Omnibus Incentive Plan, and the exercise price of stock options is based on the fair market value of our common stock on the grant date, which is equal to the closing price of our common stock on that date.

The compensation committee engaged Radford Surveys and Consulting in 2010 to provide consulting services to the committee with respect to an evaluation of the company's policies with respect to Dr. Ferré's long-term equity compensation. Radford proposed a long-term equity incentive strategy intended to guide Dr. Ferré's long-term equity compensation through the end of 2014. The proposed strategy included awards to Dr. Ferré in 2010 and 2011 of restricted stock with vesting to occur upon the satisfaction of certain targets related to our stock price and completion of a certain period of service and incentive stock options. Following its review of the long-term equity incentive strategy proposed by Radford, the compensation committee approved the 2010 components of the strategy in April 2010 and the 2011 components, which are reflected in the table below, in February 2011 in order to retain Dr. Ferré and motivate his performance in an effort to continue to improve stockholder value. The 2010 and 2011 restricted stock components of the strategy may be earned by Dr. Ferré at the end of the performance period (i.e., March 31, 2013 or the date of a change of control of the Company) based on the achievement of certain threshold, target, and stretch goals tied to the Company's stock price. The actual number of shares of restricted stock that Dr. Ferré can earn under the long-term equity strategy ranges from zero shares if the threshold goal is not achieved to 375,000 shares if the stretch goal is achieved.

In addition, in connection with the compensation committee's annual review of each named executive officer's individual performance, in February 2011, the committee approved the grant of incentive stock options, reflected in the table below, to each of our other named executive officers. All of the options vest ratably on a quarterly basis over a four-year period starting on the date of grant.

Name	Incentive Stock Options	Restricted Stock
Maurice R. Ferré, M.D.	150,000	300,000
Fritz L. LaPorte	65,000	—
Ivan Delevic	65,000	—
Menashe R. Frank	55,000	—
Steven J. Nunes	65,000	—

Furthermore, in recognition of our company's achievements described above and overall strong performance for the year ended December 31, 2011 and the significant contribution of Dr. Ferré in achieving this performance, the compensation committee exercised its discretion to authorize the grant of 60,000 incentive stock options to Dr. Ferré, which will vest on a quarterly basis over a four-year period, commencing on February 23, 2012, the grant date.

Employee Stock Purchase Plan

We have not adopted any formal employee equity ownership requirements or guidelines. In 2007, we adopted the 2008 Employee Stock Purchase Plan to encourage equity ownership by all of our employees, which became effective immediately upon completion of our initial public offering in February 2008. We offer subscriptions for shares of our common stock pursuant to the plan to eligible employees, including our named executive officers. Our named executive officers may participate in the plan on the same basis as all other eligible participants, who include substantially all of our salaried employees.

Perquisites and Other Benefits

As a general matter, we do not intend to offer perquisites or other benefits to any executive officer, including the named executive officers, with an aggregate value in excess of $10,000, because we believe we can provide better incentives for desired performance with compensation in the forms described above. We recognize that, from time to time, it may be appropriate to provide some perquisites or other benefits in order to attract, motivate and retain our executives, with any such decision to be reviewed and approved by the compensation committee as needed.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

Each of our named executive officers has an employment agreement that provides for severance payment arrangements following specified termination events. We have entered into these employment agreements because we believe they are necessary to retain our named executive officers and to obtain their agreement to post-employment restrictions, such as noncompetition, non-solicitation and confidentiality, that protect our interests. We negotiated the severance provisions in the employment agreements with each of the named executive officers based on what the compensation committee believed, in its experience, to be a reasonable, but not overly generous, severance package to each executive and necessary to retain the executive. The terms of the employment agreements are discussed below under "Executive Compensation – Employment Agreements."

In February 2009, the compensation committee approved an amended and restated form of employment agreement for certain of our senior vice presidents because we believed it was necessary to expand the post-employment restrictions to provide greater protection to our company as it expands its business and to align our employment agreements with those utilized by similarly situated public companies. Following the committee's approval, we entered into an amended and restated employment agreement with each of Messrs. LaPorte, Frank, and Nunes and an amendment to Dr. Ferré's existing employment agreement. These amendments broadened the post-employment noncompetition and non-solicitation restrictions so that the restrictions apply to any image guided surgical device and/or software used in combination with any surgical robotic device and/or software in the field of orthopedics. The employment agreement for Mr. Delevic contains these expanded noncompetition and non-solicitation restrictions. In consideration for these changes, we also agreed to the following modifications to the employment agreement of Messrs. LaPorte, Frank, and Nunes:

- Accelerated vesting of equity awards that vest based on time upon termination of employment as a result of death, disability, without cause or for good reason or upon the occurrence of a change in control of our company.

- Increased severance payments upon termination of employment and the occurrence of a change in control of our company.

- Eighteen month period of noncompetition and non-solicitation of employees and customers following termination of employment as a result of a change in control (lengthened from a twelve month period).

Dr. Ferré's employment agreement already provided for accelerated vesting of equity awards upon a change in control of our company. We had agreed to such accelerated vesting as a result of an arm's length negotiation with Dr. Ferré over the terms of his agreement.

In November 2011, the compensation committee approved amending the employment agreement of certain of our senior vice presidents, including Mr. Delevic, to provide for the accelerated vesting of equity awards that vest based on time upon the termination of employment, without cause or for good reason, if such termination occurred in anticipation of a change in control or on or within six months after a change in control. We agreed to these amendments as a result of an arm's length negotiation with the impacted senior vice presidents over the terms of their agreements.

The severance payment arrangements for all of our named executive officers include a "double trigger," meaning that they would not be entitled to severance payments under their employment agreements upon a change in control of our company, unless specific additional events occur, such as a material adverse change in responsibilities.

The compensation committee does not take into account severance packages in determining the amounts of other elements of compensation, such as base salary, cash bonus, stock option grants and restricted stock grants. See "Executive Compensation—Termination and Change in Control Payments" below for a description of the severance and change in control arrangements for our named executive officers.

EFFECT OF ACCOUNTING AND TAX TREATMENT ON COMPENSATION DECISIONS

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our named executive officers. While we consider the applicable accounting and tax treatment, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to covered employees, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. Section 162(m) provides that programs adopted prior to an initial public offering, such as our 2008 Omnibus Incentive Plan, have the benefit of a transition period, which for our company ends on the date of the 2012 annual meeting, during which compensation paid under the program is deemed to be deductible. To preserve our ability to deduct performance-based compensation provided under our 2008 Omnibus Incentive Plan in future periods, we are asking our stockholders to approve Proposal Three at the annual meeting. See "Proposal Three - Approval of the Material Terms of the Performance Goals under our 2008 Omnibus Incentive Plan in accordance with section 162(m) of the Internal Revenue Code" below.

In general, we have determined that we will not seek to limit executive compensation so that all of such compensation is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, as a result, our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Sections 280G and 4999 of the Internal Revenue Code impose an excise tax on certain payments to executives made in connection with a change in control and make such payments non-deductible to the company. The effects of Sections 280G and 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive officer's personal compensation history. To ensure that Dr. Ferré receives the level of benefits that we intend, the compensation committee determined that it would be appropriate to pay the cost of any excise tax imposed under Sections 280G and 4999, in the event such provisions became applicable, plus an amount needed to pay income taxes due on such additional payment. Dr. Ferré's employment agreement accordingly provides for such a gross-up payment, which the compensation committee believes is consistent with its goal of offering a total compensation program that takes into consideration competitive market requirements.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the above Compensation Discussion and Analysis with our management and, based on such review and discussion, has recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

MAKO Surgical Corp.
COMPENSATION COMMITTEE

Charlie W. Federico, Chairman
S. Morry Blumenfeld, Ph.D.
Christopher C. Dewey

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid in 2011, 2010, and 2009 to our Chief Executive Officer, our Chief Financial Officer and each of the three other most highly compensated executive officers who were serving as executive officers on December 31, 2011. These five individuals are sometimes referred to collectively as the "named executive officers."

2011, 2010, AND 2009 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Maurice R. Ferré, M.D.	2011	$ 417,951	—	$ 2,283,000	$ 1,262,085	$ 252,156	$ 3,675(4)	$ 4,218,867
President, Chief	2010	$ 391,796	—	$ 1,670,500	$ 1,322,460	$ 240,149	$ 4,675(4)	$ 3,629,580
Executive Officer and Chairman	2009	$ 322,859	—	$ 870,000	$ 1,356,652	$ 154,998	$ 3,675(4)	$ 2,708,184
Fritz L. LaPorte	2011	$ 279,053	—	—	$ 546,904	$ 109,546	$ 3,538(4)	$ 939,041
Senior Vice President	2010	$ 262,724	—	—	$ 392,868	$ 103,346	$ 4,545(4)	$ 763,483
of Finance and Administration, Chief Financial Officer and Treasurer	2009	$ 243,023	—	—	$ 358,192	$ 58,150	$ 3,542(4)	$ 662,907
Ivan Delevic(5)	2011	$ 255,420	—	—	$ 546,904	$ 77,459	$ 16,382(6)	$ 896,165
Senior Vice President	2010	$ 233,093	—	—	$ 392,868	$ 70,244	$ 65,001(7)	$ 761,206
of Strategic Marketing and Business Development	2009	$ 147,714	—	—	$ 390,040	$ 36,232	$ 66,767(8)	$ 640,753
Steven J. Nunes(9)	2011	$ 264,530	—	—	$ 546,904	$ 81,000	$ 3,345(4)	$ 895,779
Senior Vice President of Sales and Marketing	2009	$ 206,298	$ 30,000	—	$ 343,767	$ 49,770	$ 3,315(4)	$ 633,150
Menashe R. Frank(10)	2011	$ 268,860	—	—	$ 462,765	$ 81,188	—	$ 812,813
Senior Vice President, General Counsel and Secretary								

(1) Amount represents a discretionary cash bonus payment made to Mr. Nunes in respect of his performance in 2009 as determined by the compensation committee. Payment was made in the first quarter of the year following the year in which the bonus was earned.

(2) Amounts represent the aggregate grant date fair value of awards granted by the Company during 2011, 2010 and 2009, as computed in accordance with ASC 718, disregarding any estimated forfeitures relating to service-based vesting conditions. For a discussion of the assumptions made in the valuation of these awards, see Note 8 to Financial Statements in our Form 10-K for the year ended December 31, 2011.

(3) Amounts for 2011 and 2010 represent discretionary cash bonus payments made in respect to performance in 2011 and 2010 under the terms of our leadership cash bonus plans, respectively, as determined by the compensation committee, as further described above with respect to 2011 in "Compensation Discussion and Analysis - Elements of our Executive Compensation Program – Cash Bonuses." Amounts for 2009 represent cash bonus payments made pursuant to our 2009 Leadership Cash Bonus Plan. All payments were made in the first quarter of the year following the year in which the bonuses were earned.

(4) Amounts include matching contributions under our 401(k) plan.

(5) Mr. Delevic joined our company on April 27, 2009.

(6) Amount represents $12,829 of temporary housing, travel and relocation expense and $3,553 matching contributions under our 401(k) plan. As part of our employment agreement with Mr. Delevic, we agreed to cover Mr. Delevic's costs of temporary housing, personal travel expense and relocation in connection with his relocation to South Florida.

(7) Amount includes $60,326 of temporary housing, travel and relocation expense and $3,675 matching contributions under our 401(k) plan. As part of our employment agreement with Mr. Delevic, we agreed to cover Mr. Delevic's costs of temporary housing, personal travel expense and relocation in connection with his relocation to South Florida.

(8) Amount represents $30,000 signing bonus and $36,767 of temporary housing and travel expense. As part of our employment agreement with Mr. Delevic, we agreed to cover Mr. Delevic's costs of temporary housing, personal travel expense and relocation in connection with his relocation to South Florida.

(9) Mr. Nunes was not a named executive officer in 2010.

(10) Mr. Frank was not a named executive officer in 2009 and 2010.

2011 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information with respect to grants of plan-based awards during 2011 to the named executive officers:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards($)(4)
		Threshold ($)	Target ($)	Maximum ($)				
Maurice R. Ferré, M.D.(5)....		$168,104	$210,130	$420,260	—	—	—	—
	2/03/11	—	—	—	—	150,000	$16.32	$1,262,085
	2/03/11	—	—	—	300,000(6)	—	—	$2,283,000
Fritz L. LaPorte		73,031	91,289	182,577	—	—	—	—
	2/03/11	—	—	—	—	65,000	$16.32	$ 546,904
Ivan Delevic........................		51,639	64,549	129,099	—	—	—	—
	2/03/11	—	—	—	—	65,000	$16.32	$ 546,904
Steven J. Nunes		54,000	67,500	135,000	—	—	—	—
	2/03/11	—	—	—	—	65,000	$16.32	$ 546,904
Menashe R. Frank.................		54,126	67,657	135,314	—	—	—	—
	2/03/11	—	—	—	—	55,000	$16.32	$ 462,765

(1) Represents the threshold, target and maximum amounts that could be earned by each named executive officer pursuant to our 2011 Leadership Cash Bonus Plan.

(2) Stock and option awards granted to each named executive officer during 2011 vest ratably quarterly over four years.

(3) Equals the closing price per share of our common stock on the date of grant unless otherwise noted.

(4) Represents the grant date fair value of the awards calculated in accordance with ASC 718.

(5) As discussed above in "Compensation and Discussion Analysis-Cash Bonuses," Dr. Ferré participates in the Leadership Cash Bonus Plan; however, his employment agreement provides for a target cash bonus equal to 50% of his base salary, which may be increased or decreased at the discretion of the compensation committee.

(6) These are shares of restricted stock granted in 2011 with vesting to occur upon the satisfaction of certain performance targets. Upon satisfaction of the performance targets, 50% of the shares will vest on March 31, 2013 and 50% of the shares will vest on March 31, 2014.

2011 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information with respect to outstanding equity awards of the named executive officers as of December 31, 2011:

	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Name	Exercisable	Unexercisable						
Maurice R. Ferré	—	—	—	—	37,500(1)	$ 945,375(1)	—	—
	—	—	—	—	56,250(2)	$ 1,418,063(2)	—	—
	—	—	—	—	—	—	75,000(3)	$ 1,890,750(3)
	—	—	—	—	—	—	300,000(4)	$ 7,563,000(4)
	182,141(5)	12,377(5)	$ 9.30	2/20/2018	—	—	—	—
	208,312(6)	94,688(6)	$ 8.06	2/20/2019	—	—	—	—
	43,750(7)	56,250(7)	$ 11.95	2/04/2020	—	—	—	—
	37,500(8)	62,500(8)	$ 13.27	4/13/2020	—	—	—	—
	28,125(9)	121,875(9)	$ 16.32	2/03/2021	—	—	—	—
Fritz L. LaPorte	24,752(10)	0(10)	$ 1.27	7/18/2015	—	—	—	—
	33,003(11)	0(11)	$ 1.27	5/22/2016	—	—	—	—
	33,003(12)	0(12)	$ 2.48	3/26/2017	—	—	—	—
	63,942(13)	2,064(13)	$ 11.12	8/24/2017	—	—	—	—
	12,401(14)	25,000(14)	$ 8.06	2/20/2019	—	—	—	—
	27,562(15)	35,438(15)	$ 11.95	2/04/2020	—	—	—	—
	12,187(16)	52,813(16)	$ 16.32	2/03/2021	—	—	—	—
Ivan Delevic	34,000(17)	37,500(17)	$ 6.90	4/27/2019	—	—	—	—
	27,562(18)	35,438(18)	$ 11.95	2/04/2020	—	—	—	—
	12,187(19)	52,813(19)	$ 16.32	2/03/2021	—	—	—	—
Steven J. Nunes	31,003(20)	0(20)	$ 1.27	5/15/2016	—	—	—	—
	16,501(21)	0(21)	$ 2.48	3/26/2017	—	—	—	—
	31,971(22)	1,032(22)	$ 11.12	8/24/2017	—	—	—	—
	37,812(23)	17,188(23)	$ 8.06	2/20/2019	—	—	—	—
	15,625(24)	9,375(24)	$ 6.90	4/27/2019	—	—	—	—
	27,562(25)	35,438(25)	$ 11.95	2/04/2020	—	—	—	—
	12,187(26)	52,813(26)	$ 16.32	2/03/2021	—	—	—	—
Menashe R. Frank	63,942(27)	2,064(27)	$ 11.12	8/24/2017	—	—	—	—
	41,250(28)	18,750(28)	$ 8.06	2/20/2019	—	—	—	—
	27,562(29)	35,438(29)	$ 11.95	2/04/2020	—	—	—	—
	10,312(30)	44,688(30)	$ 16.32	2/03/2021	—	—	—	—

(1) The 100,000 shares of restricted stock vest ratably on a quarterly basis through May 22, 2013.

(2) The 100,000 shares of restricted stock vest ratably on a quarterly basis through February 4, 2014.

(3) The 75,000 shares of restricted stock will vest upon the satisfaction of certain performance targets. Upon satisfaction of the performance targets, 50% of the shares will vest on March 31, 2013 and 50% of the shares will vest on March 31, 2014.

(4) The 300,000 shares of restricted stock will vest upon the satisfaction of certain performance targets. Upon satisfaction of the performance targets, 50% of the shares will vest on March 31, 2013 and 50% of the shares will vest on March 31, 2014.

(5) The vesting of this stock option is as follows: (i) it vested with respect to 12,376 shares on May 20, 2008; and (ii) it vests with respect to 185,643 shares ratably quarterly over the remaining period through February 20, 2012. As of December 31, 2011, Dr. Ferre had exercised this option with respect to 3,501 shares.

(6) The vesting of this stock option is as follows: (i) it vested with respect to 18,937 shares on May 20, 2009; and (ii) it vests with respect to 284,063 shares ratably quarterly over the remaining period through February 20, 2013.

(7) The vesting of this stock option is as follows: (i) it vested with respect to 6,250 shares on May 4, 2010; and (ii) it vests with respect to 93,750 shares ratably quarterly over the remaining period through February 4, 2014.

(8) The vesting of this stock option is as follows: (i) it vested with respect to 6,250 shares on July 13, 2010; and (ii) it vests with respect to 93,750 shares ratably quarterly over the remaining period through April 13, 2014.

(9) The vesting of this stock option is as follows: (i) it vested with respect to 9,375 shares on May 3, 2011; and (ii) it vests with respect to 140,625 shares ratably quarterly over the remaining period through February 3, 2015.

(10) The vesting of this stock option is as follows: (i) it vested with respect to 6,188 shares on July 18, 2006; and (ii) it vested with respect to 18,564 shares ratably monthly over a 36 month period through July 18, 2009.

(11) The vesting of this stock option is as follows: (i) it vested with respect to 8,251 shares on May 22, 2007; and (ii) it vested with respect to 24,752 shares ratably monthly over a 36 month period through May 22, 2010.

(12) The vesting of this stock option is as follows: (i) it vested with respect to 8,251 shares vested on March 26, 2008; and (ii) it vested with respect to 24,752 shares ratably monthly over a 36 month period through March 26, 2011.

(13) The vesting of this stock option is as follows: (i) it vested with respect to 33,003 shares ratably quarterly over four years beginning on August 24, 2007; and (ii) it vests with respect to 33,003 shares ratably quarterly over four years beginning on February 20, 2008 subject to a satisfactory 2007 performance evaluation, which was achieved.

(14) The vesting of this stock option is as follows: (i) it vested with respect to 5,000 shares on May 20, 2009; and (ii) it vests with respect to 75,000 shares ratably quarterly over the remaining period through February 20, 2013. As of December 31, 2011, Mr. LaPorte had exercised this option with respect to 42,599 shares.

(15) The vesting of this stock option is as follows: (i) it vested with respect to 3,937 shares on May 4, 2010; and (ii) it vests with respect to 59,063 shares ratably quarterly over the remaining period through February 4, 2014.

(16) The vesting of this stock option is as follows: (i) it vested with respect to 4,062 shares on May 3, 2011; and (ii) it vests with respect to 60,938 shares ratably quarterly over the remaining period through February 3, 2015.

(17) The vesting of this stock option is as follows: (i) it vested with respect to 6,250 shares on July 27, 2009; and (ii) it vests with respect to 93,750 shares ratably quarterly over the remaining period through April 27, 2013. As of December 31, 2011, Mr. Delevic had exercised this option with respect to 28,500 shares.

(18) The vesting of this stock option is as follows: (i) it vested with respect to 3,937 shares on May 4, 2010; and (ii) it vests with respect to 59,063 shares ratably quarterly over the remaining period through February 4, 2014.

(19) The vesting of this stock option is as follows: (i) it vested with respect to 4,062 shares on May 3, 2011; and (ii) it vests with respect to 60,938 shares ratably quarterly over the remaining period through February 3, 2015.

(20) The vesting of this stock option is as follows: (i) it vested with respect to 8,251 shares on May 15, 2007; and (ii) it vested with respect to 24,752 shares ratably monthly over a 36 month period through May 15, 2010. As of December 31, 2011, Mr. Nunes had exercised this option with respect to 2,000 shares.

(21) The vesting of this stock option is as follows: (i) it vested with respect to 4,125 shares vested on March 26, 2008; and (ii) it vested with respect to 12,376 shares ratably monthly over a 36 month period through March 26, 2011.

(22) The vesting of this stock option is as follows: (i) it vested with respect to 16,502 shares ratably quarterly over four years beginning on August 24, 2007; and (ii) it vests with respect to 16,501 shares ratably quarterly over four years beginning on February 20, 2008 subject to a satisfactory 2007 performance evaluation, which was achieved.

(23) The vesting of this stock option is as follows: (i) it vested with respect to 3,437 shares on May 20, 2009; and (ii) it vests with respect to 51,563 shares ratably quarterly over the remaining period through February 20, 2013.

(24) The vesting of this stock option is as follows: (i) it vested with respect to 1,562 shares on July 27, 2009; and (ii) it vests with respect to 23,438 shares ratably quarterly over the remaining period through April 27, 2013.

(25) The vesting of this stock option is as follows: (i) it vested with respect to 3,937 shares on May 4, 2010; and (ii) it vests with respect to 59,063 shares ratably quarterly over the remaining period through February 4, 2014.

(26) The vesting of this stock option is as follows: (i) it vested with respect to 4,062 shares on May 3, 2011; and (ii) it vests with respect to 60,938 shares ratably quarterly over the remaining period through February 3, 2015.

(27) The vesting of this stock option is as follows: (i) it vested with respect to 33,003 shares ratably quarterly over four years beginning on August 24, 2007; and (ii) it vests with respect to 33,003 shares ratably quarterly over four years beginning on February 20, 2008 subject to a satisfactory 2007 performance evaluation, which was achieved.

(28) The vesting of this stock option is as follows: (i) it vested with respect to 3,750 shares on May 20, 2009; and (ii) it vests with respect to 56,250 shares ratably quarterly over the remaining period through February 20, 2013.

(29) The vesting of this stock option is as follows: (i) it vested with respect to 3,937 shares on May 4, 2010; and (ii) it vests with respect to 59,063 shares ratably quarterly over the remaining period through February 4, 2014.

(30) The vesting of this stock option is as follows: (i) it vested with respect to 3,437 shares on May 3, 2011; and (ii) it vests with respect to 51,563 shares ratably quarterly over the remaining period through February 3, 2015.

2011 OPTION EXERCISES AND STOCK VESTED

The following table sets forth information with respect to options exercised and stock vested during 2011:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Maurice R. Ferré, M.D.	38,745	$ 696,730	130,826	$3,181,126
Fritz L. LaPorte	112,466	$2,671,376	—	—
Ivan Delevic	22,500	$ 639,234	—	—
Steven J. Nunes	2,000	$ 57,248	—	—
Menashe R. Frank	114,140	$3,145,975	—	—

(1) Value realized is the amount by which the market value of our common stock on the date of exercise exceeds the exercise price, multiplied by the number of shares for which the option was exercised.

(2) Value realized on vesting is determined by multiplying the number of vested shares by the price of our common stock on the vesting date. This amount is not intended to represent the value, if any, that is actually realized by the individual.

EMPLOYMENT AGREEMENTS

We have entered into an employment agreement with each of our named executive officers.

We entered into an amended and restated employment agreement with Dr. Ferré effective November 12, 2007, which superseded and replaced his prior employment agreement. The agreement had an initial term through December 31, 2011 and provides for automatic renewal for successive one-year terms unless either party gives 120 days' notice of its intention not to renew the agreement. Under the employment agreement, the initial base salary was set at $300,000 and Dr. Ferré has an opportunity to earn a performance bonus with a target of 50% of his base salary, which performance bonus may be higher or lower based on the attainment of performance criteria that we establish. For a description of severance arrangements, see "Termination and Change in Control Payments" below. As noted above, in February 2009, we entered into an amendment to Dr. Ferré's employment agreement that provided for broader post-employment noncompetition and non-solicitation restrictions. In February 2010, we entered into a second amendment to Dr. Ferré's employment agreement that provided for Dr. Ferré to participate in and be subject to the Company's leadership cash bonus plan for 2010 and beyond.

We entered into an amended and restated employment agreement with each of Messrs. LaPorte, Frank, and Nunes effective February 13, 2009, which superseded and replaced their prior employment agreements and provided for broader post-employment noncompetition and non-solicitation restrictions; accelerated vesting of equity awards that vest based on time upon the occurrence of a change in control of our company or upon termination of employment as a result of death, disability, without cause or for good reason; increased severance payments upon termination of employment and the occurrence of a change in control of our company; and longer noncompetition and non-solicitation periods following termination of employment as a result of a change in control. Each agreement provides for automatic renewal for successive one-year terms unless either party gives 90 days' notice of its intention not to renew the agreement.

We entered into an employment agreement with Mr. Delevic effective April 27, 2009 when he joined our company. The agreement had an initial term of one year and provides for automatic renewal for successive one-year terms unless either party gives 90 days' notice of its intention not to renew the agreement. In April 2010 and November 2011, we entered into amendments to Mr. Delevic's employment agreement to provide certain clarifications with respect to Mr. Delevic's relocation benefits and to provide for the accelerated vesting of equity awards that vest based on time upon the termination of employment, without cause or for good reason, if such termination occurred in anticipation of a change in control or on or within six months after a change in control.

Under the terms of each employment agreement, each named executive officer executive is eligible to participate in various benefits programs that are available to our employees generally. In addition, the employment agreements provided for certain payments to be made to each named executive officer upon termination of employment. For a description of the terms of our named executive officers' arrangements concerning terminations of employment, including an estimation of the payments to be made, see "Termination and Change in Control Payments" below.

TERMINATION AND CHANGE IN CONTROL PAYMENTS

Dr. Ferré

The employment agreement for Dr. Ferré provides for the payment of severance benefits if Dr. Ferré is terminated without "cause" or if Dr. Ferré resigns for "good reason." Upon such a termination, Dr. Ferré will be entitled to receive all accrued but unpaid compensation, reimbursement of any outstanding reasonable business expenses, and one times the sum of (i) Dr. Ferré's annual salary and (ii) the average of the two highest cash bonuses received by him during the preceding three completed fiscal years in a lump sum payment; provided that if the termination occurs in anticipation of a change in control of our company or within two years thereafter, the applicable multiplier will be two instead of one, and he will be entitled to accelerated vesting of equity awards that vest based on the passage of time, a payment of a prorated bonus for the year of termination, and, assuming attainment of target performance goals, accelerated vesting of all equity awards that vest based on the attainment of performance goals at the greater of target levels or actual performance at the date of termination. Dr. Ferré is also entitled to a gross-up payment to the extent any payments payable to him in connection with a change in control become subject to an excise tax pursuant to sections 4999 and 280G of the Internal Revenue Code. In addition, all equity awards that vest based on the passage of time vest in the event of a termination of employment due to death or disability.

37

Under Dr. Ferré's employment agreement, "good reason" includes any of the following, in each case to the extent not corrected by us following thirty days' notice from Dr. Ferré:

- the assignment of duties materially inconsistent with Dr. Ferré's position and status or a materially adverse change in the nature of Dr. Ferré's duties, responsibilities and authorities from those described in his agreement;

- a material reduction in Dr. Ferré's annual salary or the setting of his annual target incentive opportunity in amounts materially less than those specified in his agreement;

- relocation of Dr. Ferré's principal work location more than twenty-five miles from our current headquarters;

- failure to elect or reelect Dr. Ferré to our Board of Directors or his removal from the Board other than for cause;

- our failure to obtain an agreement from any successor to us to assume the agreement; or

- any other failure by us to perform any material obligation or provision of the agreement.

Under Dr. Ferré's employment agreement, "cause" includes any of the following, provided that Dr. Ferré has been provided a copy of the resolution adopted by at least three-quarters of the independent members of our Board of Directors at a meeting of the Board (after reasonable notice to the executive and an opportunity for Dr. Ferré, together with his counsel, to be heard before the Board) finding that he was guilty of the specified conduct:

- conviction for commission of a felony or a crime involving moral turpitude;

- willful commission of any act of theft, fraud, embezzlement or misappropriation against us; or

- willful and continued failure to perform duties, which failure is not remedied within thirty days after we provide notice.

Messrs. LaPorte, Delevic, Frank, and Nunes

The employment agreements for Messrs. LaPorte, Delevic, Frank, and Nunes provide for the payment of severance benefits to the executive if we terminate the executive's employment without "cause" or if the executive resigns for "good reason." Upon such a termination, the executive will be entitled to receive all accrued but unpaid compensation, reimbursement of any outstanding reasonable business expenses and the additional benefits detailed below:

	Termination by Company Without Cause or by Employee for Good Reason				
Named Executive Officer	Severance Payment (termination unrelated to change in control)	Severance Payment (termination related to change in control)	Payment Method of Severance Payment	Continuation of Health Benefits	Accelerated Vesting of Equity Awards that Vest Based on the Passage of Time
Fritz L. LaPorte	9 months of annual base salary	18 months of annual base salary (1)	Lump sum	9 months	Yes
Ivan Delevic	6 months of annual base salary	6 months of annual base salary	Monthly	6 months	No
Menashe R. Frank	9 months of annual base salary	18 months of annual base salary (1)	Lump sum	9 months	Yes
Steven J. Nunes	9 months of annual base salary	18 months of annual base salary (1)	Lump sum	9 months	Yes

(1) The named executive officer will be entitled to this severance payment in the event he is terminated without cause or resigns for good reason in anticipation of a change of control or within nine months after a change in control.

Under these employment agreements, "good reason" includes:

- a material adverse change of the executive's job responsibilities;

- a breach by us with respect to our compensation obligations under the employment agreement, which has not been cured within thirty days after the executive provides written notice or our notice of non-renewal;

- a decrease in executive's base salary not equally applied (on a percentage basis) to all employees subject to an employment agreement with us; or

- relocation of our headquarters to a location more than 100 miles from the location at the time the employment agreement was first executed.

Under the employment agreements, we have the right to terminate Messrs. LaPorte, Delevic, Frank, and Nunes for cause if such termination is approved by not less than two-thirds of our Board of Directors, provided the executive is given at least five days' advance notice of such meeting and is given the opportunity to speak at such meeting. If we terminate the employment of any of these executives for cause or if the executive terminates his employment without good reason, the executive will be entitled to receive only accrued but unpaid compensation and reimbursement of any outstanding reasonable business expenses. Termination for cause may include termination as a result of any act or failure to act on the part of the executive that constitutes:

- the willful, knowing or grossly negligent failure or refusal of the executive to perform his duties under the employment agreement or to follow the reasonable directions of the Chief Executive Officer which has continued for thirty days following written notice of such failure or refusal from the Board;

- a breach by the executive of any fiduciary duty to us or any of our subsidiaries for which the executive is required to perform services under the employment agreement;

- material and willful misfeasance or malfeasance by the executive in connection with the performance of his duties under the employment agreement;

- the executive's commission of an act which is a fraud or embezzlement;

- the conviction of the executive for, or a plea of guilty or nolo contendere, to a criminal act that is a felony;

- a material breach or default by the executive of any provision of the employment agreement that has continued for thirty days following notice of breach or default from the Board;

- the executive's willful and material breach or violation of any law, rule or regulation (other than traffic violations or similar offenses);

- abuse of drugs or alcohol to our detriment; or

- not maintaining his primary residence in the South Florida region.

The employment agreements for Messrs. LaPorte, Frank, and Nunes also provide for the accelerated vesting of equity awards that vest based on time upon termination of employment as a result of death or disability, or, as described above, upon an involuntary termination of employment without cause or a voluntary termination for good reason, or upon the occurrence of a change in control of our company. As described above, the employment agreement for Mr. Delevic provides for the accelerated vesting of equity awards that vest based on time upon termination of employment without cause or a voluntary termination for good reason, if such termination occurs in anticipation of a change in control or on or within six months after a change in control.

Each employment agreement includes customary noncompetition and non-solicitation restrictions applicable to the executive for a period of twelve months after the termination of the executive's employment (eighteen months if the termination is in connection with a change in control of our company for Messrs. LaPorte, Frank, and Nunes), as well as customary confidentiality provisions. In addition, each of these employment agreements provides that all confidential information that the executive has access to, uses or creates during his employment and all intellectual property resulting from work done by him on our behalf is our property.

Acceleration of Equity

Pursuant to the terms of restricted stock and option award agreements we have entered into with our named executive officers, generally, with the exceptions described below, no additional shares of common stock subject to any outstanding restricted stock and option awards will vest after termination of or by the executive for any reason. The terms of such restricted stock and option award agreements also provide that: (a) if the executive is terminated for

cause, the executive will forfeit all rights to his options and the option will expire immediately; (b) for all terminations, other than for cause, death or disability, options expire on the ninetieth day after the termination date; and (c) upon death or disability, options expire twelve months after the date of death or the date of termination resulting from disability.

Under the terms of our 2004 Stock Incentive Plan and our 2008 Omnibus Incentive Plan, in the event of a change in control, if the successor entity does not assume, continue or substitute for outstanding options and restricted stock, all outstanding shares of our restricted common stock will vest, and either (i) all options will become immediately exercisable or (ii) our Board of Directors could elect to cancel any outstanding grants of options or restricted stock and pay an amount in cash or securities. These plans define a change in control as the dissolution or liquidation of our company; a merger, consolidation or reorganization of our company in which our company is not the surviving entity; a sale of substantially all of our assets; or any transaction that results in any person (other than certain related persons) owning 50% or more of the combined voting power of all classes of our common stock.

As described above, pursuant to the terms of our employment agreements with Dr. Ferré and Messrs. LaPorte, Frank, and Nunes in the event of a change in control or a termination of employment as a result of death, disability, without cause or for good reason, any unvested equity awards that vest on the passage of time would vest. As also described above, pursuant to the terms of our employment agreement with Mr. Delevic, in the event of a termination of employment, without cause or for good reason, if such termination occurs in anticipation of a change in control or on or within six months after a change in control, any unvested equity awards that vest on the passage of time would vest. A "change in control" of our company is defined under these employment agreements to mean any of the following:

- A transaction that results in any person (other than certain related persons) acquiring beneficial ownership of more than 50% of the voting power of the total combined voting power of our outstanding securities.

- A change in the majority of our directors over a two year period involving directors whose election or nomination for election by our stockholders has not been approved by a supermajority of the incumbent Board.

- Our completion of an acquisition, merger, consolidation, reorganization, business combination or disposition of assets meeting specified criteria.

- The approval by our stockholders of a liquidation or dissolution of our company and the satisfaction or waiver of all material contingencies to such liquidation or dissolution.

Assuming a December 31, 2011 termination event, under the arrangements then in place, the aggregate severance and change in control benefits and payments to the named executive officers were estimated to be as follows:

		Change in Control		
Named Executive Officer	Termination by Company Without Cause or by Employee For Good Reason	Assuming No Termination	Assuming Termination by Company Without Cause or by Employee For Good Reason	Death or Disability
Maurice R. Ferré, M.D.	$17,098,471(1)	$16,213,599(2)	$25,027,296(3)	$16,476,917(4)
Fritz L. LaPorte	$ 1,726,596(5)	$ 1,397,247(2)	$ 1,937,262(6)	$ 1,512,884(7)
Ivan Delevic	$ 218,550(8)	—	$ 1,844,590(9)	$ 83,550(10)
Steven J. Nunes	$ 1,707,995(11)	$ 1,420,387(2)	$ 1,910,495(12)	$ 1,504,126(13)
Menashe R. Frank	$ 1,513,149(14)	$ 1,217,828(2)	$ 1,716,120(15)	$ 1,306,457(16)

(1) Represents a severance payment of $869,989, which equals the sum of Dr. Ferré's base salary, as of December 31, 2011, a prorated cash bonus Dr. Ferré is entitled to with respect to his performance in 2011 as of December 31, 2011 of $252,156 and $197,573 which represents the average of the largest two cash bonuses received by Dr. Ferré for performance in 2011, 2010, and 2009, plus $14,883 associated with the continuation of healthcare coverage for Dr. Ferré and his family for one year plus $16,213,599 associated with the accelerated vesting of Dr. Ferré's equity awards.

(2) Represents accelerated vesting of the named executive officer's equity awards upon a change in control of our company.

(3) Represents a payment of $1,487,822, which equals the sum of two times Dr. Ferré's base salary, as of December 31, 2011, a $252,156 prorated cash bonus Dr. Ferré is entitled to with respect to his performance in 2011 and $395,146 which represents two times the average of the largest two cash bonuses received by Dr. Ferré for performance in 2011, 2010, and 2009, plus $14,883 associated with the continuation of healthcare coverage for Dr. Ferré and his family for one year plus $16,213,599 associated with the accelerated vesting of Dr. Ferré's equity awards plus a gross-up payment of $7,310,992 as a result of these benefits to Dr. Ferré being subject to an excise tax pursuant to sections 4999 and 280G of the Internal Revenue Code. Dr. Ferré would have been entitled to these benefits, in lieu of a severance payment, if he had been terminated without cause as of December 31, 2011 in anticipation of a change in control of our company or within two years thereafter.

In determining the amount of the excise tax gross-up included in the table above, we made the following material assumptions: a section 4999 excise tax rate of 20%, a 35% federal income tax rate, and a 1.45% Medicare tax rate. We also assumed that no value will be attributed to reasonable compensation under any non-competition agreement. At the time of any change in control, a value may be so attributed, which would result in a reduction of amounts subject to the excise tax.

(4) Represents a prorated cash bonus Dr. Ferré is entitled to with respect to his performance in 2011 of $252,156 plus $11,162 associated with the continuation of healthcare coverage for Dr. Ferré and his family for nine months plus $16,213,599 associated with the accelerated vesting of Dr. Ferré's equity awards.

(5) Represents a severance payment of $320,212, which equals nine months of Mr. LaPorte's base salary as of December 31, 2011, and a prorated cash bonus Mr. LaPorte is entitled to with respect to his performance in 2011 of $109,546, plus $9,137 associated with the continuation of healthcare coverage for Mr. LaPorte and his family for a period of nine months plus $1,397,247 associated with the accelerated vesting of Mr. LaPorte's equity awards.

(6) Represents a payment of $530,878, which equals eighteen months of Mr. LaPorte's base salary as of December 31, 2011, and a prorated cash bonus Mr. LaPorte is entitled to with respect to his performance in 2011 of $109,546, plus $9,137 associated with the continuation of healthcare coverage for Mr. LaPorte and his family for nine months plus $1,397,247 associated with the accelerated vesting of Mr. LaPorte's equity awards.

(7) Represents a prorated cash bonus Mr. LaPorte is entitled to with respect to his performance in 2011 of $109,546 plus $6,091 associated with the continuation of healthcare coverage for Mr. LaPorte and his family for a period of six months plus $1,397,247 associated with the accelerated vesting of Mr. LaPorte's equity awards.

(8) Represents a severance payment of $212,459, which equals six months of Mr. Delevic's base salary as of December 31, 2011 and a prorated cash bonus Mr. Delevic is entitled to with respect to his performance in 2011 of $77,459, plus $6,091 associated with the continuation of healthcare coverage for Mr. Delevic and his family for a period of six months.

(9) Represents a severance payment of $212,459, which equals six months of Mr. Delevic's base salary as of December 31, 2011 and a prorated cash bonus Mr. Delevic is entitled to with respect to his performance in 2011 of $77,459, plus $6,091 associated with the continuation of healthcare coverage for Mr. Delevic and his family for a period of six months plus $1,626,040 associated with the accelerated vesting of Mr. Delevic's equity awards.

(10) Represents a prorated cash bonus Mr. Delevic is entitled to with respect to his performance in 2011 of $77,459, plus $6,091 associated with the continuation of healthcare coverage for Mr. Delevic and his family for a period of six months.

(11) Represents a severance payment of $283,500, which equals nine months of Mr. Nunes' base salary as of December 31, 2011, and a prorated cash bonus Mr. Nunes is entitled to with respect to his performance in 2011 of $81,000, plus $4,108 associated with the continuation of healthcare coverage for Mr. Nunes and his family for a period of nine months plus $1,420,387 associated with the accelerated vesting of Mr. Nunes' equity awards.

(12) Represents a payment of $486,000, which equals eighteen months of Mr. Nunes' base salary as of December 31, 2011, and a prorated cash bonus Mr. Nunes is entitled to with respect to his performance in 2011 of $81,000, plus $4,108 associated with the continuation of healthcare coverage for Mr. Nunes and his family for nine months plus $1,420,387 associated with the accelerated vesting of Mr. Nunes' equity awards.

(13) Represents a prorated cash bonus Mr. Nunes is entitled to with respect to his performance in 2011 of $81,000 plus $2,739 associated with the continuation of healthcare coverage for Mr. Nunes and his family for a period of six months plus $1,420,387 associated with the accelerated vesting of Mr. Nunes' equity awards.

(14) Represents a severance payment of $284,159, which equals nine months of Mr. Frank's base salary as of December 31, 2011, and a prorated cash bonus Mr. Frank is entitled to with respect to his performance in 2011 of $81,188, plus $11,162 associated with the continuation of healthcare coverage for Mr. Frank and his family for a period of nine months plus $1,217,828 associated with the accelerated vesting of Mr. Frank's equity awards.

(15) Represents a payment of $487,130, which equals eighteen months of Mr. Frank's base salary as of December 31, 2011, and a prorated cash bonus Mr. Frank is entitled to with respect to his performance in 2011 of $81,188, plus $11,162 associated with the continuation of healthcare coverage for Mr. Frank and his family for nine months plus $1,217,828 associated with the accelerated vesting of Mr. Frank's equity awards.

(16) Represents a prorated cash bonus Mr. Frank is entitled to with respect to his performance in 2011 of $81,188 plus $7,441 associated with the continuation of healthcare coverage for Mr. Frank and his family for a period of six months plus $1,217,828 associated with the accelerated vesting of Mr. Frank's equity awards.

COMPENSATION RISK CONSIDERATIONS

When establishing and reviewing our compensation programs, our compensation committee considers whether such compensation programs for all employees, including our named executive officers, encourage unnecessary or excessive risk taking. We believe that our compensation programs are balanced and do not encourage unnecessary or excessive risk taking. We believe we have achieved this by striking an appropriate balance between short-term and long-term incentives and by using a variety of key business measurement metrics that promote disciplined progress towards longer-term company goals to assess performance under our compensation program.

PROPOSAL TWO – ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

As required under Section 14A of the Exchange Act, we are seeking an advisory vote of our stockholders to approve the compensation of our named executive officers. Our Board of Directors recommends that you vote in favor of the resolution approving the compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis section and the tables and narrative discussion contained in this proxy statement. Since the vote is advisory in nature, the results will not be binding on our Board of Directors or our compensation committee. However, if there is a significant vote against our executive compensation policies and procedures, our Board of Directors and our compensation committee will carefully evaluate whether any actions are necessary to address those concerns.

We have adopted what we believe to be a conservative approach to executive compensation. Our overall compensation program is designed to reward our named executive officers for long-term commitment to our Company's success. We emphasize performance-oriented incentives when determining the mix of elements that constitute an executive officer's total compensation. As we discuss more thoroughly in the Compensation Discussion and Analysis section, the following principles guide our compensation decisions:

- *Drive company performance.* Our incentive plans are designed to reward annual and long-term company performance by focusing on the achievement of strategic and financial performance measures that influence stockholder value.

- *Facilitate alignment with stockholders.* Our long-term incentives are delivered in the form of equity to provide executives with a direct interest in the performance of our stock.

- *Be fair and equitable.* Our executive compensation programs are designed to provide compensation that is fair and equitable based on the company's overall performance as well as the individual contributions of our executive officers. In addition to conducting analyses of market pay levels, we consider the pay of the named executive officers relative to one another and relative to other members of the executive team.

- *Provide leadership stability and continuity.* Our compensation program is designed to reward both long-term contributions and retain and motivate our executive officers as well as attract new executive talent. We recognize that the stability of the leadership team enhances our company.

- *Be competitive.* We conduct market pay analyses to ensure the compensation we pay our executive officers is competitive in terms of elements of pay, program design and resulting levels of pay.

- *Reflect factors of role and individual.* We consider the individual situation of each of our executive officers to ensure we are compensating for the executive officer's responsibilities and individual skills and performance.

A description of our executive compensation policies and procedures can be found in the section of this proxy titled "Executive Compensation." Those policies and procedures include the following:

- We link compensation to company performance through our annual leadership cash bonus plan to reward achievement of strategic and financial performance measures. We believe that incentivizing our executive officers to achieve the target performance measures in our annual leadership cash bonus plan has a direct influence on stockholder value.

- Our compensation committee emphasizes long-term incentive opportunities when determining the mix of elements that constitute an executive officer's total direct compensation. More than half of the compensation paid to our executive officers in 2011 was in the form of equity awards. We believe equity awards tie a meaningful portion of compensation to our long-term stock price performance thereby aligning the interests of our executive officers with those of our stockholders.

- We limit the perquisites we offer to executive officers because we believe we can provide better incentives for desired performance.

- The change in control severance payment provisions within our employment agreements are "double trigger" provisions.

- We do not permit repricing of stock options.

- We periodically review our pay practices to ensure that they do not encourage excessive risk taking.

- We do not guarantee salary increases or bonuses for our executive officers.

At our 2011 annual meeting of stockholders, our stockholders voted to hold an advisory vote to approve the compensation of our named executive officers annually, and thus an advisory vote to approve the compensation of our named executive officers will be held annually until our 2017 annual meeting of stockholders, when stockholders will be asked again on how frequently we should hold the advisory vote to approve the compensation of our named executive officers.

Our Board of Directors recommends that you vote "FOR" approval of the compensation of our named executive officers as disclosed in this proxy statement. Shares of common stock represented by executed, but unmarked, proxies will be voted "FOR" such approval.

PROPOSAL THREE – APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE GOALS UNDER OUR 2008 OMNIBUS INCENTIVE PLAN IN ACCORDANCE WITH SECTION 162(M) OF THE INTERNAL REVENUE CODE

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that is not considered "performance-based compensation" as defined in the Internal Revenue Code that we may deduct in any one year with respect to covered employees. By contrast, Section 162(m) imposes no limit on the deductibility of performance-based compensation. One of the requirements for performance-based compensation under Section 162(m) is that stockholders approve the material terms of the performance goals under which the compensation is to be paid.

Section 162(m) provides that programs adopted prior to an initial public offering, such as the MAKO Surgical Corp. 2008 Omnibus Incentive Plan, or 2008 Plan, have the benefit of a transition period, which for our company ends on the date of the 2012 annual meeting. During the transition period, compensation paid under the program is not subject to the limits on deductibility of Section 162(m). To preserve our ability to deduct performance-based compensation provided under our 2008 Plan in future periods, we are asking our stockholders to approve the material terms of the performance goals under the 2008 Plan at the 2012 annual meeting.

If our stockholders do not approve the material terms of performance goals, we will not be able to grant awards that are intended to be performance-based compensation under Section 162(m) of the Code. If that happens, we may not be entitled to a tax deduction for some or all of the equity incentive awards provided to our chief executive officer and our other most highly compensated executive officers (not including our chief financial officer).

The compensation committee of our Board of Directors believes that we must offer a competitive equity incentive program if we are to continue to successfully attract and retain the best possible candidates for positions of responsibility within our company. The compensation committee expects that the 2008 Plan will continue to be an important factor in attracting, retaining and rewarding the high-caliber employees and directors essential to our success and in motivating these individuals to strive to enhance our growth and profitability.

No amendments or other changes to the 2008 Plan are being requested at this time. Consequently, the approval of this proposal by our stockholders will not result in any increase in the number of shares of common stock available for issuance under the 2008 Plan or result in any amendment to the 2008 Plan.

Material Terms of Performance Goals Under 2008 Plan

Section 162(m) generally limits to $1,000,000 the amount that a publicly held corporation may deduct for the compensation paid to certain executive officers. As described above, however, qualified "performance-based compensation" is not subject to the applicable deduction limit. Market-priced stock options and stock appreciation rights are two examples of compensation that may qualify as performance-based. Other types of awards that are granted pursuant to pre-established objective performance formulas may also qualify as fully-deductible performance-based compensation so long as certain requirements, such as stockholder approval of the material terms of the performance goals, are met. The 2008 Plan permits the compensation committee to establish performance goals consistent with Section 162(m) and authorizes the granting of awards that are contingent on achievement of such established performance goals.

For purposes of Section 162(m), the material terms of the performance goals include (i) the participants eligible to receive compensation under the 2008 Plan, (ii) a description of the business criteria on which the performance goals may be based, and (iii) the maximum amount of compensation that can be paid to a participant under the performance goals. Each of these aspects of the 2008 Plan is discussed below.

Eligibility, Participation and Administration. The 2008 Plan permits the grant of awards to any employee, officer, director, and natural person consultant or adviser of the company, as well as any other individual whose participation in the 2008 Plan is determined to be in the best interests of our company by our Board of Directors. Incentive stock options, however, may be granted only to employees. As of April 9, 2012, the number of eligible participants was approximately 452, including 8 non-employee directors and 444 employees. The 2008 Plan gives our Board of Directors the power to administer the 2008 Plan, and the Board has delegated this administrative responsibility to its compensation committee.

45

Business Criteria. The right of a participant in the 2008 Plan to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by our Board of Directors. If and to the extent that our Board of Directors determines that an award to be granted to a participant who is designated by the compensation committee as likely to be a covered employee for purposes of Section 162(m) should qualify as "performance-based compensation" for purposes of Section 162(m), the grant, exercise and/or settlement of the award will be contingent upon achievement of pre-established performance goals and other terms set forth in the 2008 Plan. The performance goals upon which the payment or vesting of an award to a covered employee that is intended to qualify as performance-based compensation are limited to the following business criteria: (1) net earnings or net income; (2) operating earnings; (3) pretax earnings; (4) earnings per share; (5) share price, including growth measures and total stockholder return; (6) earnings before interest and taxes; (7) earnings before interest, taxes, depreciation and/or amortization; (8) sales or revenue growth, whether in general, by type of product or service, or by type of customer; (9) gross or operating margins; (10) return measures, including return on assets, capital, investment, equity, sales or revenue; (11) cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment; (12) productivity ratios; (13) expense targets; (14) market share; (15) financial ratios as provided in credit agreements of the Company and its subsidiaries; (16) working capital targets; (17) completion of acquisitions of business or companies; (18) completion of divestitures and asset sales; and (19) any combination of any of the foregoing business criteria.

Any of the listed performance measures may be used to measure the performance of our company, a subsidiary and/or an affiliate as a whole or any business unit of our company, a subsidiary and/or an affiliate or any combination thereof, as the compensation committee may deem appropriate, or any of the above performance measures as compared to the performance of a group of comparator companies, or published or special index that the compensation committee, in its sole discretion, deems appropriate, or we may select the earnings before interest and taxes performance measure as compared to various stock market indices. The compensation committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance measures.

The compensation committee may provide in any qualified performance-based award that any evaluation of performance may include or exclude or otherwise objectively adjust for any of the following events that occurs during a performance period: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30; (f) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (g) acquisitions or divestitures; and (h) foreign exchange gains and losses. To the extent such inclusions or exclusions affect awards to covered employees, they will be prescribed in a form that meets the requirements of Section 162(m) for deductibility.

Shares Subject to the Plan; Maximum Amounts Payable to Any Participant. Subject to certain anti-dilution adjustments, a total of 1,084,703 shares of our company's common stock were initially reserved for issuance as awards under the 2008 Plan. The 2008 Plan provides for this reserve to be increased annually on January 1 of each year, commencing on January 1, 2009 and ending on (and including) January 1, 2018, in an amount equal to the least of (i) four percent (4%) of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year (rounded down to the nearest whole share), (ii) 2.5 million (2,500,000) shares; or (iii) a number of shares determined by our Board of Directors that is lesser than (i) and (ii). Accordingly, the number of shares reserved under the 2008 Plan was increased as following:

	Annual Share Reserve Increase	Aggregate Number of Shares Reserved
Initial Reserve		1,084,703
January 1, 2009	998,059	2,082,762
January 1, 2010	1,330,318	3,413,080
January 1, 2011	1,617,938	5,031,018
January 1, 2012	1,676,312	6,707,330

As of April 9, 2012, a total of 1,008,639 shares had been issued under the 2008 Plan, 4,598,631 shares were subject to outstanding stock options under the 2008 Plan, and 1,100,060 shares were available for the future grant of awards under the Plan. If any shares covered by an award are not purchased or are forfeited or expire, or if an award

otherwise terminates without delivery of any common stock subject to the award or is settled in cash in lieu of shares, then the number of shares of common stock counted against the aggregate number of shares available under the 2008 Plan with respect to the award will, to the extent of any such forfeiture, termination or expiration, again be available for making awards under the 2008 Plan. In addition, if the exercise price of, or the withholding obligation with respect to, any option granted under the 2008 Plan is satisfied by tendering shares of common stock or by withholding shares of common stock, the tendered or withheld shares of common stock will again be available for issuance under the 2008 Plan. The number of shares subject to an award of stock appreciation rights will be counted against the aggregate number of shares available for issuance under the 2008 Plan regardless of the number of shares actually issued to settle the stock appreciation rights upon exercise.

Subject to certain anti-dilution adjustments, the individual annual award limits of the 2008 Plan are as follows:

- The maximum number of shares subject to options or stock appreciation rights that can be awarded in any one calendar year to any one participant is 500,000 shares.

- The maximum number of shares that can be awarded with respect to awards other than options or stock appreciation rights in any one calendar year to any one participant is 250,000 shares.

- The maximum amount that may be earned as an annual incentive award or other cash award in any one calendar year by any one participant is $2,000,000.

- The maximum aggregate amount that may be earned as a performance award or other cash award in any one performance period by any one participant is $5,000,000.

Types and Terms of Awards

Awards under the 2008 Plan may consist of stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units, dividend equivalent rights, performance shares, performance units or cash awards as determined by the compensation committee. Subject to the other terms and conditions of the Plan, the compensation committee designates grantees, determines the types of awards to be granted, determines the number of shares of common stock to be subject to awards, establishes the terms and conditions of awards, prescribes the form of each award agreement evidencing an award and may amend, modify or supplement the terms of any outstanding award. The exercise or strike price per share of any stock options and stock appreciation rights granted under the 2008 Plan is required to be no less than the fair market value of a share of common stock on the date of grant. The maximum term of any stock option or stock appreciation right granted under the 2008 Plan is ten years.

No Repricing

No amendment or modification may be made to an outstanding stock option or stock appreciation right that reduces the exercise or strike price, either by lowering the exercise or strike price or by canceling the outstanding option or stock appreciation right and granting a replacement option or stock appreciation right with a lower exercise price without the approval of our stockholders (except that appropriate adjustments may be made to outstanding stock option and stock appreciation rights in the event of certain change to our capitalization pursuant to the 2008 Plan's adjustment provisions described under "Adjustment of Shares" below).

Adjustment of Shares.

In the event of certain changes in our capitalization, the compensation committee will adjust, among other award terms, the number and kind of shares or property that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award in such manner as the compensation committee determines to be necessary to prevent dilution or enlargement of the rights of participants.

Effect of Corporate Transactions.

Subject to the exceptions described below, upon the occurrence of a "corporate transaction," as defined in the 2008 Plan, all outstanding shares of restricted stock and all stock units will become immediately vested, and the shares of stock subject to outstanding stock units will be delivered immediately before the occurrence of the corporate transaction. In addition, either of the following two actions will be taken: (i) fifteen days before the scheduled completion of the corporate transaction, all options and stock appreciation rights will become immediately exercisable and will remain exercisable for a period of fifteen days; or (ii) instead of providing for accelerated vesting in awards under the 2008 Plan in connection with the corporate transaction, the compensation committee may provide that

awards, whether or not exercisable, will be terminated and the holders of awards will receive a cash payment, or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment, equal to the value of the award.

These actions will not apply to any corporate transaction to the extent that provision is made for the assumption or continuation of the outstanding awards, or for the substitution for such outstanding awards of similar awards relating to the stock of the successor entity, or a parent or subsidiary of the successor entity, with appropriate adjustments to the number of shares of stock that would be delivered and the exercise price, grant price or purchase price relating to any such award.

A "corporate transaction" means: the dissolution or liquidation of our company or a merger, consolidation, or reorganization of our company with one or more other entities in which we are not the surviving entity; a sale of substantially all of our assets to another person or entity; or any transaction which results in any person or entity, other than persons who are our stockholders or affiliates immediately prior to the transaction, owning 50% or more of the combined voting power of all classes of our stock.

If we are the surviving entity in any reorganization, merger, or consolidation of our company with one or more other entities which does not constitute a corporate transaction, any option or stock appreciation right outstanding under the 2008 Plan will apply to the securities to which a holder of the number of shares of our stock subject to the option or stock appreciation right would have been entitled immediately following the transaction, with a corresponding proportionate adjustment of the exercise price. In such an event, stock units will be adjusted so as to apply to the securities that a holder of the number of shares of our stock subject to the stock units would have been entitled to receive immediately following the transaction.

The compensation committee may provide in any agreement under the 2008 Plan for different provisions to apply to an award other than those described above.

Termination and Amendment

The 2008 Plan will terminate automatically ten years after its adoption unless terminated earlier by the Board of Directors or the compensation committee. The Board of Directors or the compensation committee may amend or terminate the 2008 Plan, but without shareholder approval, no such amendment may (i) materially increase the benefits accruing to participants, (ii) materially increase the number of shares available under the plan, or (iii) materially modify the requirement as to eligibility for participation in the plan. No termination or amendment of the 2008 Plan may adversely affect any award previously granted under the plan without the written consent of the participant.

General

The foregoing description addresses limited aspects of the 2008 Plan, primarily the material terms of the performance goals, including the list of permissible business criteria for performance objectives, that may apply to a grant of performance-based awards. This description is qualified in its entirety by the full text of the 2008 Plan, which is attached as Appendix A to this proxy statement. A copy of the 2008 Plan is also available at the Securities and Exchange Commission's website at *www.sec.gov*, where it is an exhibit to the electronic version of this proxy statement.

Certain U.S. Federal Income Tax Consequences. The following summarizes certain U.S. federal income tax consequences relating to the 2008 Plan under current tax law.

Stock Options. The grant of a stock option will create no income tax consequences to us or the recipient. A participant who is granted a non-qualified stock option will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the common stock at such time over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Upon the participant's subsequent disposition of the shares of common stock received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of the common stock on the exercise date.

In general, a participant will recognize no income or gain as a result of exercise of an incentive stock option (except that the alternative minimum tax may apply). Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of the common stock acquired pursuant to the exercise of an incentive stock option and we will not be allowed a deduction. If the participant fails to hold the shares of common stock acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of (a) the gain realized on the disposition, or (b) the excess of the fair market value of the shares of common stock on the exercise date over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.

Stock Appreciation Rights. The grant of a stock appreciation right will create no income tax consequences for the participant or to us. Upon exercise of a stock appreciation right, the participant will recognize ordinary income equal to the amount of any cash and the fair market value of any shares of common stock or other property received, except that if the participant receives an option or shares of restricted stock upon exercise of a stock appreciation right, recognition of income may be deferred in accordance with the rules applicable to such other awards. We will generally be entitled to a deduction in the same amount and at the same time as income is recognized by the participant.

Restricted Stock. Generally, a participant will not recognize income and we will not be entitled to a deduction at the time an award of restricted stock is made, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time (less the amount, if any, the participant paid for such restricted stock). We will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of the common stock on the date the restrictions lapse. Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid and we will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within thirty days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then we will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by us. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to deduct any loss. In addition, we would then be required to include as ordinary income the amount of any deduction we originally claimed with respect to such shares.

Performance Shares. The grant of performance shares will create no income tax consequences for us or the participant. Upon the participant's receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance shares, recognition of income may be deferred in accordance with the rules applicable to restricted stock as described above. We will generally be entitled to a deduction in the same amount and at the same time as income is recognized by the participant. Upon the participant's subsequent disposition of the shares, the participant will recognize capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the disposition differs from the shares' tax basis, i.e., the fair market value of the shares on the date the participant received the shares.

Performance Units, Dividend Equivalent Units and Stock Units. The grant of a performance unit, dividend equivalent unit or stock unit generally will create no income tax consequences to us or the participant. Upon the participant's receipt of cash and/or shares at the end of the applicable performance or vesting period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled

49

in whole or in part in shares, upon the participant's subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares' tax basis, i.e., the fair market value of the shares on the date the employee received the shares.

Cash Awards. A participant who is paid a cash award will recognize ordinary income equal to the amount of cash paid, and we will be entitled to a corresponding deduction in the same amount and at the same time.

New Plan Benefits

Under our current compensation program for our non-employee directors, each non-employee director is entitled to an annual grant of options under the 2008 Plan to purchase 3,300 shares of our company's common stock, and, with respect to our lead director only, an additional annual grant of options to purchase 3,300 shares of our company's common stock. Except for these annual option grants to our non-employee directors, the benefits or amounts that participants will receive or be allocated under the 2008 Plan is in the discretion of the compensation committee and therefore cannot be determined in advance. The following table sets forth the total awards granted under the 2008 Plan as of April 9, 2012 to the listed persons and groups since the inception of the 2008 Plan.

Awards Granted to Certain Individuals and Groups under the 2008 Plan as of April 9, 2012

Name and Principal Position	Number of Shares Underlying Granted Options(1)	Number of Shares of Restricted Stock Granted
Maurice R. Ferré, M.D. .... President, Chief Executive Officer and Chairman	911,019	575,000
Fritz L. LaPorte .... Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer	248,000	
Ivan Delevic(5).. Senior Vice President of Strategic Marketing and Business Development	263,000	
Steven J. Nunes .... Senior Vice President of Sales and Marketing	248,000	
Menashe R. Frank.. Senior Vice President, General Counsel and Secretary	208,000	
All current executive officers as a group.....................................	2,391,019	575,000
All current directors who are not executive officers, as a group	89,100	
All employees and consultants who are not executive officers, as a group...	2,848,648	

(1)   All options were granted at an exercise price per share equal to the fair market value of our common stock on the date of grant.

As of April 9, 2012, the closing price per share of our common stock on The NASDAQ Global Select Market was $42.12.

Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of December 31, 2011.

Plan Category	(a) Number of Shares of Our Common Stock to be Issued Upon Exercise of Outstanding Options	(b) Weighted- Average Exercise Price of Outstanding Options	(c) Number of Shares of Our Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans (Exceeding Securities Reflected in Col (a))
Equity compensation plans approved by our security holders..................................	4,753,000(1)	$11.06	859,000(2)
Equity compensation plans not approved by our security holders..................................	15,000(3)	12.10	0
TOTAL	4,768,000(1)	$11.06	859,000(2)

(1) This number includes shares of our common stock to be issued upon exercise of outstanding options under our 2004 Stock Incentive Plan and our 2008 Omnibus Incentive Plan. No further awards will be made under the 2004 Stock Incentive Plan.

(2) This number includes 390,000 shares available for future issuance under our 2008 Employee Stock Purchase Plan. The 2008 Omnibus Incentive Plan contains an evergreen provision whereby the authorized shares increase on January 1 of each year in an amount equal to the least of (i) 2,500,000 shares, (ii) 4% of the total number of shares of the Company's common stock outstanding on December 31 of the preceding year, and (iii) a number of shares determined by the Company's board of directors that is less than (i) and (ii).

(3) On July 6, 2010, we entered into an agreement for the provision of certain consulting services to us in consideration for cash compensation and a non-qualified stock option to purchase 15,000 shares of our common stock. This stock option has an exercise price of $12.10, which was the closing price per share of our common stock on July 6, 2010, the grant date, and vested ratably quarterly over one year starting on the grant date.

Board's Recommendation

We believe that it is in the best interests of our company and stockholders to enable us to implement compensation arrangements that qualify as fully tax deductible performance-based compensation under the 2008 Plan. We are therefore asking you to approve, for Section 162(m) purposes, the material terms of the performance goals, including the list of permissible business criteria for performance objectives, for performance-based awards, as set forth above. However, stockholder approval of such material terms of the 2008 Plan is only one of several requirements under Section 162(m) that must be satisfied for amounts realized under the 2008 Plan to qualify for the "performance-based" compensation exemption under Section 162(m), and submission of the material terms of the performance goals of the 2008 Plan for stockholder approval alone does not insure that all compensation paid under the 2008 Plan will qualify as tax deductible compensation. In addition, nothing in this proposal precludes us or the compensation committee from granting awards that do not qualify as tax deductible compensation pursuant to Section 162(m).

Our Board of Directors recommends that you vote "FOR" approval of the material terms of performance goals under the MAKO Surgical Corp. 2008 Omnibus Plan in accordance with section 162(m) of the Internal Revenue Code. Shares of common stock represented by executed, but unmarked, proxies will be voted "FOR" such approval.

PROPOSAL FOUR – RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012, and our Board of Directors has directed management to submit the appointment of Ernst & Young LLP for ratification by the stockholders at the annual meeting.

Ernst & Young LLP has audited our financial statements since our inception in 2004. Representatives of Ernst & Young LLP will be present at the annual meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to questions from stockholders.

Stockholder ratification of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. Our Board of Directors is seeking such ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm, our audit committee will consider whether to retain that firm for 2012.

A majority of the shares present in person or by proxy and entitled to vote at the annual meeting is required for ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2012.

Our Board of Directors recommends that you vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2012. Shares of common stock represented by executed, but unmarked, proxies will be voted "FOR" such ratification.

PRINCIPAL ACCOUNTING FEES AND SERVICES

PRINCIPAL ACCOUNTING FEES AND SERVICES

Our auditors for the year ended December 31, 2011 were Ernst & Young LLP. We expect that Ernst & Young LLP will serve as our auditors for fiscal year 2012.

	2011	2010
Audit fees(1)	$ 783,000	$ 768,000
Audit-related fees	—	—
Tax fees	—	—
All other fees(2)	1,500	1,500
Total fees	$ 784,500	$ 769,500

(1) Audit fees include fees related to professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting, quarterly review of financial statements included in our Quarterly Reports on Form 10-Q and audit services provided in connection with other regulatory filings.

(2) Represents subscription fees for the EY Online web-based research service.

PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee has established a pre-approval policy that provides for the pre-approval of audit, audit-related, tax and other services specifically described by the committee on an annual basis. Unless a type of service is pre-approved under the policy, it will require separate pre-approval by the committee if it is to be provided by our independent registered public accounting firm. The policy authorizes the committee to delegate to one or more of its members pre-approval authority with respect to permitted services. Mr. Pruitt, our audit committee chairman, has the delegated authority to pre-approve such services up to a specified aggregate fee amount. These pre-approval decisions are presented to the full audit committee at its next scheduled meeting.

All audit and other fees for services set forth in the table above were pre-approved by our audit committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

AUDIT COMMITTEE REPORT

Our audit committee is composed of three "independent" directors, as determined in accordance with Rule 5605(a)(2) of The NASDAQ Stock Market's regulations and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The audit committee operates pursuant to a written charter adopted by our Board of Directors, a copy of which is available on the Investor Relations page of our website at *www.makosurgical.com*.

As described more fully in its charter, the purpose of our audit committee is to assist the Board of Directors with its oversight responsibilities regarding the integrity of our company's financial statements, our compliance with legal and regulatory requirements, and assessing the independent registered public accounting firm's qualifications, independence and performance. Management is responsible for preparation, presentation and integrity of our financial statements as well as our financial reporting process, accounting policies, internal accounting controls and disclosure controls and procedures. The independent registered public accounting firm is responsible for performing an independent audit of our financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The audit committee's responsibility is to monitor and oversee these processes. The following is the audit committee's report submitted to our Board of Directors for 2011.

The audit committee has:

- reviewed and discussed our audited financial statements with management and Ernst & Young LLP, our independent registered public accounting firm;

- discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended and adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T; and

- received from Ernst & Young LLP the written disclosures and the letter regarding their communications with the audit committee concerning independence as required by the applicable requirements of the PCAOB and discussed with Ernst & Young LLP the auditors' independence from our company and management.

In addition, the audit committee has met separately with management and with Ernst & Young LLP.

Based on the review and discussions referred to above, our audit committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

William D. Pruitt, Chairman
Christopher C. Dewey
Richard R. Pettingill

The foregoing audit committee report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 and shall not otherwise be deemed filed under these acts, except to the extent we specifically incorporate it by reference into such filings.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Pursuant to the rules of the SEC, services that deliver our communications to stockholders that hold their stock through a bank, broker or other holder of record may deliver to multiple stockholders sharing the same address a single copy of our annual report to stockholders and this proxy statement. Upon oral or written request, we will promptly deliver a separate copy of the annual report to stockholders or this proxy statement to any stockholder at a shared address to which a single copy of the document was delivered. Stockholders sharing an address may also request delivery of a single copy of the annual report or proxy statement if they are currently receiving multiple copies of such documents. Stockholders may notify us of their requests by calling or writing to Menashe R. Frank, Senior Vice President, General Counsel and Secretary, MAKO Surgical Corp., 2555 Davie Road, Ft. Lauderdale, Florida 33317, telephone number: (954) 628-1706.

OTHER MATTERS

Our Board of Directors knows of no other matters to be presented at the annual meeting other than those mentioned in this proxy statement. If any other matters are properly brought before the annual meeting, it is intended that the proxies will be voted in accordance with the best judgment of the person or persons voting the proxies.

By Order of the Board of Directors,
MAKO Surgical Corp.

MENASHE R. FRANK
Secretary

Fort Lauderdale, Florida
April 27, 2012

We will furnish to any stockholder, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. You may obtain a copy of the Form 10-K by writing to Menashe R. Frank, Senior Vice President, General Counsel and Secretary, MAKO Surgical Corp., 2555 Davie Road, Ft. Lauderdale, Florida 33317 or on our website at www.makosurgical.com. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement.

MAKO SURGICAL CORP.

2008 OMNIBUS INCENTIVE PLAN

TABLE OF CONTENTS

MAKO SURGICAL CORP.

2008 OMNIBUS INCENTIVE PLAN

MAKO Surgical Corp., a Delaware corporation (the "Company"), sets forth herein the terms of its 2008 Omnibus Incentive Plan (the "Plan"), as follows:

1.   PURPOSE

The Plan is intended to enhance the Company's and its Affiliates' (as defined herein) ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units, unrestricted stock, dividend equivalent rights, and cash awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein, except that stock options granted to outside directors and any consultants or adviser providing services to the Company or an Affiliate shall in all cases be non-qualified stock options.

2.   DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1   **"Affiliate"** means, with respect to the Company, any company or other trade or business that controls, is controlled by or is under common control with the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary. For purposes of granting stock options or stock appreciation rights, an entity may not be considered an Affiliate if it results in noncompliance with Code Section 409A.

2.2   **"Annual Incentive Award"** means an Award made subject to attainment of performance goals (as described in **Section 14**) over a performance period of up to one year (the Company's fiscal year, unless otherwise specified by the Committee).

2.3   **"Award"** means a grant of an Option, Stock Appreciation Right, Restricted Stock, Unrestricted Stock, Stock Unit, Dividend Equivalent Rights, Performance Share, Performance Unit or cash award under the Plan.

2.4   **"Award Agreement"** means the written agreement between the Company and a Grantee that evidences and sets out the terms and conditions of an Award.

2.5   **"Benefit Arrangement"** shall have the meaning set forth in **Section 15** hereof.

2.6   **"Board"** means the Board of Directors of the Company.

2.7   **"Cause"** means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense (other than minor traffic offenses); or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Service Provider and the Company or an Affiliate.

2.8   **"Code"** means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.9   **"Committee"** means a committee of, and designated from time to time by resolution of, the Board, which shall be constituted as provided in **Section 3.2**.

2.10   **"Company"** means MAKO Surgical Corp.

2.11 **"Corporate Transaction"** means (i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of substantially all of the assets of the Company to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity (other than persons who are stockholders or Affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of stock of the Company.

2.12 **"Covered Employee"** means a Grantee who is a covered employee within the meaning of Section 162(m)(3) of the Code.

2.13 **"Disability"** means the Grantee is unable to perform each of the essential duties of such Grantee's position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than 12 months; provided, however, that, with respect to rules regarding expiration of an Incentive Stock Option following termination of the Grantee's Service, Disability shall mean the Grantee is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

2.14 **"Dividend Equivalent Right"** means a right, granted to a Grantee under **Section 13** hereof, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

2.15 **"Effective Date"** means the later of January 9, 2008, the date the Plan is approved by the Board, and the consummation of the initial public offering of the Company.

2.16 **"Exchange Act"** means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

2.17 **"Fair Market Value"** means the value of a share of Stock, determined as follows: if on the Grant Date or other determination date the Stock is listed on an established national or regional stock exchange, is admitted to quotation on The Nasdaq Stock Market, Inc. or is publicly traded on an established securities market, the Fair Market Value of a share of Stock shall be the closing price of the Stock on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Stock is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Stock is not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of the Stock as determined by the Board in good faith in a manner consistent with Code Section 409A.

2.18 **"Family Member"** means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the Grantee, any person sharing the Grantee's household (other than a tenant or employee), a trust in which any one or more of these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the Grantee) control the management of assets, and any other entity in which one or more of these persons (or the Grantee) own more than fifty percent of the voting interests.

2.19 **"Grant Date"** means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under **Section 6** hereof, or (iii) such other date as may be specified by the Board.

2.20 **"Grantee"** means a person who receives or holds an Award under the Plan.

2.21 **"Incentive Stock Option"** means an "incentive stock option" within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted tax statute, as amended from time to time.

2.22 **"Non-qualified Stock Option"** means an Option that is not an Incentive Stock Option.

2.23 **"Option"** means an option to purchase one or more shares of Stock pursuant to the Plan.

2.24 **"Option Price"** means the exercise price for each share of Stock subject to an Option.

2.25   **"Other Agreement"** shall have the meaning set forth in **Section 15** hereof.

2.26   **"Outside Director"** means a member of the Board who is not an officer or employee of the Company.

2.27   **"Performance Award"** means an Award made subject to the attainment of performance goals (as described in **Section 14**) over a performance period of up to ten (10) years.

2.28   **"Performance-Based Compensation"** means compensation under an Award that is intended to satisfy the requirements of Code Section 162(m) for certain performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Award which does not satisfy the requirements for performance-based compensation under Code Section 162(m) does not constitute performance-based compensation for other purposes, including Code Section 409A.

2.29   **"Performance Measures"** means measures as described in **Section 14** on which the performance goals are based and which are approved by the Company's shareholders pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

2.30   **"Performance Period"** means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.31   **"Performance Share"** means an Award under **Section 14** herein and subject to the terms of this Plan, denominated in Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.32   **"Performance Unit"** means an Award under **Section 14** herein and subject to the terms of this Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.33   **"Plan"** means this MAKO Surgical Corp, 2008 Omnibus Incentive Plan.

2.34   **"Purchase Price"** means the purchase price for each share of Stock pursuant to a grant of Restricted Stock or Unrestricted Stock.

2.35   **"Reporting Person"** means a person who is required to file reports under Section 16(a) of the Exchange Act.

2.36   **"Restricted Stock"** means shares of Stock, awarded to a Grantee pursuant to **Section 10** hereof.

2.37   **"SAR Exercise Price"** means the per share exercise price of an SAR granted to a Grantee under **Section 9** hereof.

2.38   **"Securities Act"** means the Securities Act of 1933, as now in effect or as hereafter amended.

2.39   **"Service"** means service as a Service Provider to the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee's change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

2.40   **"Service Provider"** means an employee, officer or director of the Company or an Affiliate, or a consultant or adviser (who is a natural person) currently providing services to the Company or an Affiliate.

2.41   **"Stock"** means the common stock, par value $0.001 per share, of the Company.

2.42   **"Stock Appreciation Right"** or **"SAR"** means a right granted to a Grantee under **Section 9** hereof.

2.43   **"Stock Unit"** means a bookkeeping entry representing the equivalent of one share of Stock awarded to a Grantee pursuant to **Section 10** hereof.

2.44   **"Subsidiary"** means any "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code.

2.45 **"Substitute Awards"** means Awards granted upon assumption of, or in substitution for, outstanding awards previously granted by a company or other entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

2.46 **"Ten Percent Stockholder"** means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

2.47 **"Unrestricted Stock"** means an Award pursuant to **Section 11** hereof.

3. **ADMINISTRATION OF THE PLAN**

   3.1. **Board.**

   The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company's certificate of incorporation and by-laws and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company's certificate of incorporation and by-laws and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive.

   3.2. **Committee.**

   The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in **Section 3.1** above and other applicable provisions, as the Board shall determine, consistent with the certificate of incorporation and by-laws of the Company and applicable law.

   (i) Except as provided in Subsection (ii) and except as the Board may otherwise determine, the Committee, if any, appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Company who: (a) qualify as "outside directors" within the meaning of Section 162(m) of the Code and who (b) meet such other requirements as may be established from time to time by the Securities and Exchange Commission for plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act and who (c) comply with the independence requirements of the stock exchange on which the Common Stock is listed.

   (ii) The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not be Outside Directors, who may administer the Plan with respect to employees or other Service Providers who are not officers or directors of the Company, may grant Awards under the Plan to such employees or other Service Providers, and may determine all terms of such Awards.

   In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board.

   3.3. **Terms of Awards.**

   Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

   (i) designate Grantees,

   (ii) determine the type or types of Awards to be made to a Grantee,

   (iii) determine the number of shares of Stock to be subject to an Award,

(iv)   establish the terms and conditions of each Award (including, but not limited to, the exercise price of any Option, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an Award or the shares of Stock subject thereto, and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options),

(v)   prescribe the form of each Award Agreement evidencing an Award, and

(vi)   amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom. Notwithstanding the foregoing, no amendment, modification or supplement of any Award shall, without the consent of the Grantee, impair the Grantee's rights under such Award.

The Company may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Company or any Affiliate thereof or any confidentiality obligation with respect to the Company or any Affiliate thereof or otherwise in competition with the Company or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Company may annul an Award if the Grantee is an employee of the Company or an Affiliate thereof and is terminated for Cause as defined in the applicable Award Agreement or the Plan, as applicable.

Notwithstanding the foregoing, no amendment or modification may be made to an outstanding Option or SAR which reduces the Option Price or SAR Exercise Price, either by lowering the Option Price or SAR Exercise Price or by canceling the outstanding Option or SAR and granting a replacement Option or SAR with a lower exercise price without the approval of the stockholders of the Company, provided, that, appropriate adjustments may be made to outstanding Options and SARs pursuant to Section 17.

3.4.   No Liability.

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Award Agreement.

3.5.   Share Issuance/Book-Entry.

Notwithstanding any provision of this Plan to the contrary, the issuance of the Stock under the Plan may be evidenced in such a manner as the Board, in its discretion, deems appropriate, including, without limitation, book-entry registration or issuance of one or more Stock certificates.

4.   STOCK SUBJECT TO THE PLAN

4.1.   Number of Shares Available for Awards.

The aggregate number of shares of Common Stock that may be issued pursuant to Awards after the Effective Date shall not exceed one million eighty four thousand seven hundred and three (1,084,703) shares, plus an annual increase to be added on January 1st each year for a period of ten (10) years, commencing on January 1, 2009 and ending on (and including) January 1, 2018, in an amount equal to the least of (i) four percent (4%) of the total number of shares of Common Stock outstanding on December 31st of the preceding calendar year (rounded down to the nearest whole share), (ii) 2.5 million (2,500,000) shares and (iii) a number of shares determined by the Board that is lesser than (i) and (ii). Shares may be issued in connection with a merger or acquisition as permitted by NASD Rule 4350(i)(1)(A)(iii) or, if applicable, NYSE Listed Company Manual Section 303A.08, or AMEX Company Guide Section 711 and such issuance shall not reduce the number of shares available for issuance under the Plan. Notwithstanding anything to the contrary in this Section 4.1, subject to the provisions of Section 17.1 relating to capitalization adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be one million eighty four thousand seven hundred and three (1,084,703) shares of Common Stock, plus the amount of any increase in the number of shares that may be available for issuance pursuant to Stock Awards pursuant to Section 4.1. Stock issued or to be issued under the Plan shall be authorized but unissued shares; or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company.

4.2. Adjustments in Authorized Shares.

The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies. The number of shares of Stock reserved pursuant to **Section 4** shall be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of shares of Stock subject to Awards before and after the substitution.

4.3. Share Usage.

Shares covered by an Award shall be counted as used as of the Grant Date. If any shares covered by an Award are not purchased or are forfeited or expire, or if an Award otherwise terminates without delivery of any Stock subject thereto or is settled in cash in lieu of shares, then the number of shares of Stock counted against the aggregate number of shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture, termination or expiration, again be available for making Awards under the Plan. Moreover, if the Option Price of any Option granted under the Plan, or if pursuant to **Section 18.3** the withholding obligation of any Grantee with respect to an Option or other Award, is satisfied by tendering shares of Stock to the Company (by either actual delivery or by attestation) or by withholding shares of Stock, such tendered or withheld shares of Stock will again be available for issuance under the Plan. Furthermore, the number of shares subject to an award of SARs will be counted against the aggregate number of shares available for issuance under the Plan regardless of the number of shares actually issued to settle the SAR upon exercise.

5. EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1. Effective Date.

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the Company's stockholders within one year of the Effective Date. Upon approval of the Plan by the stockholders of the Company as set forth above, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the stockholders of the Company had approved the Plan on the Effective Date. If the stockholders fail to approve the Plan within one year of the Effective Date, any Awards made hereunder shall be null and void and of no effect.

5.2. Term.

The Plan shall terminate automatically ten (10) years after its adoption by the Board and may be terminated on any earlier date as provided in **Section 5.3**.

5.3. Amendment and Termination of the Plan.

The Board may, at any time and from time to time, amend, suspend, or terminate the Plan as to any shares of Stock as to which Awards have not been made. An amendment shall be contingent on approval of the Company's stockholders to the extent stated by the Board, required by applicable law or required by applicable stock exchange listing requirements. In addition, an amendment will be contingent on approval of the Company's stockholders if the amendment would: (i) materially increase the benefits accruing to participants under the Plan, (ii) materially increase the aggregate number of shares of Stock that may be issued under the Plan, or (iii) materially modify the requirements as to eligibility for participation in the Plan. No Awards shall be made after termination of the Plan. No amendment, suspension, or termination of the Plan shall, without the consent of the Grantee, impair rights or obligations under any Award theretofore awarded under the Plan.

6. AWARD ELIGIBILITY AND LIMITATIONS

6.1. Service Providers and Other Persons.

Subject to this **Section 6**, Awards may be made under the Plan to: (i) any Service Provider to the Company or of any Affiliate, including any Service Provider who is an officer or director of the Company, or of any Affiliate, as the Board shall determine and designate from time to time and (ii) any other individual whose participation in the Plan is determined to be in the best interests of the Company by the Board.

6.2. Successive Awards and Substitute Awards.

An eligible person may receive more than one Award, subject to such restrictions as are provided herein. Notwithstanding **Sections 8.1** and **9.1**, the Option Price of an Option or the grant price of an SAR that is a Substitute Award may be less than 100% of the Fair Market Value of a share of Common Stock on the original date of grant; provided, that, the Option Price or grant price is determined in accordance with the principles of Code Section 424 and the regulations thereunder.

6.3. Limitation on Shares of Stock Subject to Awards and Cash Awards.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act and the transition period under Treasury Reg. section 1.162-27(f)(2) has lapsed or does not apply:

(i) the maximum number of shares of Stock subject to Options or SARs that can be awarded under the Plan to any person eligible for an Award under **Section 6** hereof is five hundred thousand (500,000) per calendar year;

(ii) the maximum number of shares that can be awarded under the Plan, other than pursuant to an Option or SARs, to any person eligible for an Award under **Section 6** hereof is two hundred fifty thousand (250,000) per calendar year; and

(iii) the maximum amount that may be earned as an Annual Incentive Award or other cash Award in any calendar year by any one Grantee shall be $2,000,000 and the maximum amount that may be earned as a Performance Award or other cash Award in respect of a performance period by any one Grantee shall be $5,000,000.

The preceding limitations in this **Section 6.3** are subject to adjustment as provided in **Section 17** hereof.

7. AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan. Each Award Agreement evidencing an Award of Options shall specify whether such Options are intended to be Non-qualified Stock Options or Incentive Stock Options, and in the absence of such specification such options shall be deemed Non-qualified Stock Options.

8. TERMS AND CONDITIONS OF OPTIONS

8.1. Option Price.

The Option Price of each Option shall be fixed by the Board and stated in the Award Agreement evidencing such Option. The Option Price of each Option shall be at least the Fair Market Value on the Grant Date of a share of Stock; provided, however, that in the event that a Grantee is a Ten Percent Stockholder, the Option Price of an Option granted to such Grantee that is intended to be an Incentive Stock Option shall be not less than 110 percent of the Fair Market Value of a share of Stock on the Grant Date. In no case shall the Option Price of any Option be less than the par value of a share of Stock.

8.2. Vesting.

Subject to **Sections 8.3 and 17.3** hereof, each Option granted under the Plan shall become exercisable at such times and under such conditions as shall be determined by the Board and stated in the Award Agreement. For purposes of this **Section 8.2**, fractional numbers of shares of Stock subject to an Option shall be rounded down to the next nearest whole number.

8.3. Term.

Each Option granted under the Plan shall terminate, and all rights to purchase shares of Stock thereunder shall cease, upon the expiration of ten years from the date such Option is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such Option; provided, however, that in the event that the Grantee is a Ten Percent Stockholder, an Option granted to such Grantee that is intended to be an Incentive Stock Option shall not be exercisable after the expiration of five years from its Grant Date.

8.4. Termination of Service.

Each Award Agreement shall set forth the extent to which the Grantee shall have the right to exercise the Option following termination of the Grantee's Service. Such provisions shall be determined in the sole discretion of the Board, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service.

8.5. Limitations on Exercise of Option.

Notwithstanding any other provision of the Plan, in no event may any Option be exercised, in whole or in part, prior to the date the Plan is approved by the stockholders of the Company as provided herein or after the occurrence of an event referred to in **Section 17** hereof which results in termination of the Option.

8.6. Method of Exercise.

An Option that is exercisable may be exercised by the Grantee's delivery to the Company of written notice of exercise on any business day, at the Company's principal office, on the form specified by the Company. Such notice shall specify the number of shares of Stock with respect to which the Option is being exercised and shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised plus the amount (if any) of federal and/or other taxes which the Company may, in its judgment, be required to withhold with respect to an Award. The minimum number of shares of Stock with respect to which an Option may be exercised, in whole or in part, at any time shall be the lesser of (i) 100 shares or such lesser number set forth in the applicable Award Agreement and (ii) the maximum number of shares available for purchase under the Option at the time of exercise.

8.7. Rights of Holders of Options.

Unless otherwise stated in the applicable Award Agreement, an individual holding or exercising an Option shall have none of the rights of a stockholder (for example, the right to receive cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of the subject shares of Stock) until the shares of Stock covered thereby are fully paid and issued to him. Except as provided in **Section 17** hereof, no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such issuance.

8.8. Delivery of Stock Certificates.

Promptly after the exercise of an Option by a Grantee and the payment in full of the Option Price, such Grantee shall be entitled to the issuance of a stock certificate or certificates evidencing his or her ownership of the shares of Stock subject to the Option.

8.9. Transferability of Options.

Except as provided in **Section 8.10**, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise an Option. Except as provided in **Section 8.10**, no Option shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

8.10. Family Transfers.

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of an Option which is not an Incentive Stock Option to any Family Member. For the purpose of this **Section 8.10**, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this **Section 8.10**, any such Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. Subsequent transfers of transferred Options are prohibited except to Family Members of the original Grantee in accordance with this **Section 8.10** or by will or the laws of descent and distribution. The events of termination of Service of **Section 8.4** hereof shall continue to be applied with respect to the original Grantee, following which the Option shall be exercisable by the transferee only to the extent, and for the periods specified, in **Section 8.4**.

8.11. Limitations on Incentive Stock Options.

An Option shall constitute an Incentive Stock Option only (i) if the Grantee of such Option is an employee of the Company or any Subsidiary of the Company; (ii) to the extent specifically provided in the related Award Agreement; and (iii) to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Grantee's employer and its Affiliates) does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted.

8.12. Notice of Disqualifying Disposition.

If any Grantee shall make any disposition of shares of Stock issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Grantee shall notify the Company of such disposition within ten (10) days thereof.

9. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

9.1. Right to Payment and Grant Price.

A SAR shall confer on the Grantee to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Board. The Award Agreement for a SAR shall specify the grant price of the SAR, which shall be at least the Fair Market Value of a share of Stock on the date of grant. SARs may be granted in conjunction with all or part of an Option granted under the Plan or at any subsequent time during the term of such Option, in conjunction with all or part of any other Award or without regard to any Option or other Award; provided that an SAR that is granted subsequent to the Grant Date of a related Option must have an SAR Price that is no less than the Fair Market Value of one share of Stock on the SAR Grant Date.

9.2. Other Terms.

The Board shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which an SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following termination of Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Grantees, whether or not an SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR.

9.3. Term.

Each SAR granted under the Plan shall terminate, and all rights thereunder shall cease, upon the expiration of ten years from the date such SAR is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such SAR.

9.4. Transferability of SARS.

Except as provided in **Section 9.5**, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise a SAR. Except as provided in **Section 9.5**, no SAR shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

9.5. Family Transfers.

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of a SAR to any Family Member. For the purpose of this **Section 9.5**, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this **Section 9.5**, any such SAR shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. Subsequent transfers of transferred SARs are prohibited except to Family Members of the original Grantee in accordance with this **Section 9.5** or by will or the laws of descent and distribution.

10. TERMS AND CONDITIONS OF RESTRICTED STOCK AND STOCK UNITS

10.1. Grant of Restricted Stock or Stock Units.

Awards of Restricted Stock or Stock Units may be made for no consideration (other than par value of the shares which is deemed paid by Services already rendered).

10.2. Restrictions.

At the time a grant of Restricted Stock or Stock Units is made, the Board may, in its sole discretion, establish a period of time (a "restricted period") applicable to such Restricted Stock or Stock Units. Each Award of Restricted Stock or Stock Units may be subject to a different restricted period. The Board may, in its sole discretion, at the time a grant of Restricted Stock or Stock Units is made, prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock or Stock Units as described in **Article 14**. Neither Restricted Stock nor Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Board with respect to such Restricted Stock or Stock Units.

10.3. Restricted Stock Certificates.

The Company shall issue, in the name of each Grantee to whom Restricted Stock has been granted, stock certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date. The Board may provide in an Award Agreement that either (i) the Secretary of the Company shall hold such certificates for the Grantee's benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, provided, however, that such certificates shall bear a legend or legends that comply with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Agreement.

10.4. Rights of Holders of Restricted Stock.

Unless the Board otherwise provides in an Award Agreement, holders of Restricted Stock shall have the right to vote such Stock and the right to receive any dividends declared or paid with respect to such Stock. The Board may provide that any dividends paid on Restricted Stock must be reinvested in shares of Stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such Restricted Stock. All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Grant.

10.5. Rights of Holders of Stock Units.

10.5.1. Voting and Dividend Rights.

Holders of Stock Units shall have no rights as stockholders of the Company. The Board may provide in an Award Agreement evidencing a grant of Stock Units that the holder of such Stock Units shall be entitled to receive, upon the Company's payment of a cash dividend on its outstanding Stock, a cash payment for each Stock Unit held equal to the per-share dividend paid on the Stock. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Stock Units at a price per unit equal to the Fair Market Value of a share of Stock on the date that such dividend is paid.

10.5.2. Creditor's Rights.

A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

10.6. Termination of Service.

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a Grantee's Service, any Restricted Stock or Stock Units held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Stock or Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock or Stock Units.

10.7. Purchase of Restricted Stock.

The Grantee shall be required, to the extent required by applicable law, to purchase the Restricted Stock from the Company at a Purchase Price equal to the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or (ii) the Purchase Price, if any, specified in the Award Agreement relating to such Restricted Stock. The Purchase Price shall be payable in a form described in **Section 12** or, in the discretion of the Board, in consideration for past Services rendered to the Company or an Affiliate.

10.8. Delivery of Stock.

Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Board, the restrictions applicable to shares of Restricted Stock or Stock Units settled in Stock shall lapse, and, unless otherwise provided in the Award Agreement, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee's beneficiary or estate, as the case may be. Neither the Grantee, nor the Grantee's beneficiary or estate, shall have any further rights with regard to a Stock Unit once the share of Stock represented by the Stock Unit has been delivered.

11. TERMS AND CONDITIONS OF UNRESTRICTED STOCK AWARDS

The Board may, in its sole discretion, grant (or sell at par value or such other higher purchase price determined by the Board) an Unrestricted Stock Award to any Grantee pursuant to which such Grantee may receive shares of Stock free of any restrictions ("Unrestricted Stock") under the Plan. Unrestricted Stock Awards may be granted or sold as described in the preceding sentence in respect of past services and other valid consideration, or in lieu of, or in addition to, any cash compensation due to such Grantee.

12. FORM OF PAYMENT FOR OPTIONS AND RESTRICTED STOCK

12.1. General Rule.

Payment of the Option Price for the shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock shall be made in cash or in cash equivalents acceptable to the Company.

12.2. Surrender of Stock.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock may be made all or in part through the tender to the Company of shares of Stock, which shall be valued, for purposes of determining the extent to which the Option Price or Purchase Price has been paid thereby, at their Fair Market Value on the date of exercise or surrender.

12.3. Cashless Exercise.

With respect to an Option only (and not with respect to Restricted Stock), to the extent permitted by law and to the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option may be made all or in part by delivery (on a form acceptable to the Board) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell shares of Stock and to deliver all or part of the sales proceeds to the Company in payment of the Option Price and any withholding taxes described in **Section 18.3**.

12.4. Other Forms of Payment.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to exercise of an Option or the Purchase Price for Restricted Stock may be made in any other form that is consistent with applicable laws, regulations and rules.

13. TERMS AND CONDITIONS OF DIVIDEND EQUIVALENT RIGHTS

13.1. Dividend Equivalent Rights.

A Dividend Equivalent Right is an Award entitling the recipient to receive credits based on cash distributions that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the recipient. A Dividend Equivalent Right may be granted hereunder to any Grantee. The terms and conditions of Dividend Equivalent Rights shall be specified in the grant. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment. Dividend Equivalent Rights may be settled in cash or Stock or a combination thereof, in a single installment or installments, all determined in the sole discretion of the Board. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other award. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other award.

13.2. Termination of Service.

Except as may otherwise be provided by the Board either in the Award Agreement or in writing after the Award Agreement is issued, a Grantee's rights in all Dividend Equivalent Rights or interest equivalents shall automatically terminate upon the Grantee's termination of Service for any reason.

14. TERMS AND CONDITIONS OF PERFORMANCE SHARES, PERFORMANCE UNITS, PERFORMANCE AWARDS AND ANNUAL INCENTIVE AWARDS

14.1. Grant of Performance Units/Performance Shares.

Subject to the terms and provisions of this Plan, the Board, at any time and from time to time, may grant Performance Units and/or Performance Shares to Participants in such amounts and upon such terms as the Committee shall determine.

14.2. Value of Performance Units/Performance Shares.

Each Performance Unit shall have an initial value that is established by the Board at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. The Board shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units/Performance Shares that will be paid out to the Participant.

14.3. Earning of Performance Units/Performance Shares.

Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Performance Shares shall be entitled to receive payout on the value and number of Performance Units/Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

14.4. Form and Timing of Payment of Performance Units/Performance Shares.

Payment of earned Performance Units/Performance Shares shall be as determined by the Board and as evidenced in the Award Agreement. Subject to the terms of this Plan, the Board, in its sole discretion, may pay earned Performance Units/Performance Shares in the form of cash or in shares (or in a combination thereof) equal to the value of the earned Performance Units/Performance Shares at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

14.5. Performance Conditions.

The right of a Grantee to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Board. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. If and to the extent required under Code Section 162(m), any power or authority relating to an Award intended to qualify under Code Section 162(m), shall be exercised by the Committee and not the Board.

14.6. Performance Awards or Annual Incentive Awards Granted to Designated Covered Employees.

If and to the extent that the Board determines that an Award to be granted to a Grantee who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this **Section 14.6.**

14.6.1. Performance Goals Generally.

The performance goals for such Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this **Section 14.6.** Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee may determine that such Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Awards. Performance goals may differ for Awards granted to any one Grantee or to different Grantees.

14.6.2. Timing For Establishing Performance Goals.

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

14.6.3. Settlement of Awards; Other Terms.

Settlement of such Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Awards. The Committee shall specify the circumstances in which such Performance or Annual Incentive Awards shall be paid or forfeited in the event of termination of Service by the Grantee prior to the end of a performance period or settlement of Awards.

14.6.4. Performance Measures.

The performance goals upon which the payment or vesting of an Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

(a) net earnings or net income;

(b) operating earnings;

(c) pretax earnings;

(d) earnings per share;

(e) share price, including growth measures and total stockholder return;

(f) earnings before interest and taxes;

(g) earnings before interest, taxes, depreciation and/or amortization;

(h) sales or revenue growth, whether in general, by type of product or service, or by type of customer;

(i) gross or operating margins;

(j) return measures, including return on assets, capital, investment, equity, sales or revenue;

(k) cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;

(l) productivity ratios;

(m) expense targets;

(n) market share;

(o) financial ratios as provided in credit agreements of the Company and its subsidiaries;

(p) working capital targets;

(q) completion of acquisitions of business or companies.

(r) completion of divestitures and asset sales; and

(s) any combination of any of the foregoing business criteria.

Any Performance Measure(s) may be used to measure the performance of the Company, Subsidiary, and/or Affiliate as a whole or any business unit of the Company, Subsidiary, and/or Affiliate or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select Performance Measure (f) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this **Section 14**.

14.6.5. Evaluation of Performance.

The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occur during a Performance Period: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year; (f) acquisitions or divestitures; and (g) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

14.6.6. Adjustment of Performance-Based Compensation.

Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Board shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis, or any combination as the Committee determines.

14.6.7. Board Discretion.

In the event that applicable tax and/or securities laws change to permit Board discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Board shall have sole discretion to make such changes without obtaining shareholder approval provided the exercise of such discretion does not violate Code Section 409A. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base vesting on Performance Measures other than those set forth in **Section 14.6.4**.

14.7. Status of Section Awards Under Code Section 162(m).

It is the intent of the Company that Awards under **Section 14.6** hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder shall, if so designated by the Committee, constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of **Section 14.6**, including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine

with certainty whether a given Grantee will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of an Award, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Awards does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

15.   PARACHUTE LIMITATIONS

Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Grantee with the Company or any Affiliate, except an agreement, contract, or understanding that expressly addresses Section 280G or Section 4999 of the Code (an "Other Agreement"), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Grantee (including groups or classes of Grantees or beneficiaries of which the Grantee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Grantee (a "Benefit Arrangement"), if the Grantee is a "disqualified individual," as defined in Section 280G(c) of the Code, any Option, Restricted Stock, Stock Unit, Performance Share or Performance Unit held by that Grantee and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Grantee under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Grantee under this Plan to be considered a "parachute payment" within the meaning of Section 280G(b)(2) of the Code as then in effect (a "Parachute Payment") and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Grantee from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Grantee without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Grantee under any Other Agreement or any Benefit Arrangement would cause the Grantee to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Grantee as described in clause (ii) of the preceding sentence, then the Grantee shall have the right, in the Grantee's sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Grantee under this Plan be deemed to be a Parachute Payment.

16.   REQUIREMENTS OF LAW

16.1.   General.

The Company shall not be required to sell or issue any shares of Stock under any Award if the sale or issuance of such shares would constitute a violation by the Grantee, any other individual exercising an Option, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any shares subject to an Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Stock may be issued or sold to the Grantee or any other individual exercising an Option pursuant to such Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Award. Without limiting the generality of the foregoing, in connection with the Securities Act, upon the exercise of any Option or any SAR that may be settled in shares of Stock or the delivery of any shares of Stock underlying an Award, unless a registration statement under such Act is in effect with respect to the shares of Stock covered by such Award, the Company shall not be required to sell or issue such shares unless the Board has received evidence satisfactory to it that the Grantee or any other individual exercising an Option may acquire such shares pursuant to an exemption from registration under the Securities Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or a SAR or the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option (or SAR that may be settled in shares of Stock) shall not be exercisable until the shares of Stock covered by such Option (or SAR) are registered or are exempt

from registration, the exercise of such Option (or SAR) under circumstances in which the laws of such jurisdiction apply shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

16.2. Rule 16b-3.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards pursuant to the Plan and the exercise of Options and SARs granted hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

17. EFFECT OF CHANGES IN CAPITALIZATION

17.1. Changes in Stock.

If the number of outstanding shares of Stock is increased or decreased or the shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares for which grants of Options and other Awards may be made under the Plan shall be adjusted proportionately and accordingly by the Company. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Any such adjustment in outstanding Options or SARs shall not change the aggregate Option Price or SAR Exercise Price payable with respect to shares that are subject to the unexercised portion of an outstanding Option or SAR, as applicable, but shall include a corresponding proportionate adjustment in the Option Price or SAR Exercise Price per share. The conversion of any convertible securities of the Company shall not be treated as an increase in shares effected without receipt of consideration. Notwithstanding the foregoing, in the event of any distribution to the Company's stockholders of securities of any other entity or other assets (including an extraordinary dividend but excluding a non-extraordinary dividend of the Company) without receipt of consideration by the Company, the Company shall, in such manner as the Company deems appropriate, adjust (i) the number and kind of shares subject to outstanding Awards and/or (ii) the exercise price of outstanding Options and Stock Appreciation Rights to reflect such distribution.

17.2. Reorganization in Which the Company Is the Surviving Entity Which does not Constitute a Corporate Transaction.

Subject to **Section 17.3** hereof, if the Company shall be the surviving entity in any reorganization, merger, or consolidation of the Company with one or more other entities which does not constitute a Corporate Transaction, any Option or SAR theretofore granted pursuant to the Plan shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to such Option or SAR would have been entitled immediately following such reorganization, merger, or consolidation, with a corresponding proportionate adjustment of the Option Price or SAR Exercise Price per share so that the aggregate Option Price or SAR Exercise Price thereafter shall be the same as the aggregate Option Price or SAR Exercise Price of the shares remaining subject to the Option or SAR immediately prior to such reorganization, merger, or consolidation. Subject to any contrary language in an Award Agreement evidencing an Award, any restrictions applicable to such Award shall apply as well to any replacement shares received by the Grantee as a result of the reorganization, merger or consolidation. In the event of a transaction described in this Section 17.2, Stock Units shall be adjusted so as to apply to the securities that a holder of the number of shares of Stock subject to the Stock Units would have been entitled to receive immediately following such transaction.

17.3. Corporate Transaction.

Subject to the exceptions set forth in the second to last sentence of this **Section 17.3** and the last sentence of **Section 17.4**, upon the occurrence of a Corporate Transaction:

(i) all outstanding shares of Restricted Stock shall be deemed to have vested, and all Stock Units shall be deemed to have vested and the shares of Stock subject thereto shall be delivered, immediately prior to the occurrence of such Corporate Transaction, and

(ii) either of the following two actions shall be taken:

(A) fifteen days prior to the scheduled consummation of a Corporate Transaction, all Options and SARs outstanding hereunder shall become immediately exercisable and shall remain exercisable for a period of fifteen days, or

(B) the Board may elect, in its sole discretion, to cancel any outstanding Awards of Options, Restricted Stock, Stock Units, and/or SARs and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or securities having a value (as determined by the Board acting in good faith), in the case of Restricted Stock or Stock Units, equal to the formula or fixed price per share paid to holders of shares of Stock and, in the case of Options or SARs, equal to the product of the number of shares of Stock subject to the Option or SAR (the "Award Shares") multiplied by the amount, if any, by which (I) the formula or fixed price per share paid to holders of shares of Stock pursuant to such transaction exceeds (II) the Option Price or SAR Exercise Price applicable to such Award Shares.

With respect to the Company's establishment of an exercise window, (i) any exercise of an Option or SAR during such fifteen-day period shall be conditioned upon the consummation of the event and shall be effective only immediately before the consummation of the event, and (ii) upon consummation of any Corporate Transaction, the Plan and all outstanding but unexercised Options and SARs shall terminate. The Board shall send written notice of an event that will result in such a termination to all individuals who hold Options and SARs not later than the time at which the Company gives notice thereof to its stockholders. This **Section 17.3** shall not apply to any Corporate Transaction to the extent that provision is made in writing in connection with such Corporate Transaction for the assumption or continuation of the Options, SARs, Stock Units and Restricted Stock theretofore granted, or for the substitution for such Options, SARs, Stock Units and Restricted Stock for new common stock options and stock appreciation rights and new common stock units and restricted stock relating to the stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and option and stock appreciation right exercise prices, in which event the Plan, Options, SARs, Stock Units and Restricted Stock theretofore granted shall continue in the manner and under the terms so provided. In the event a Grantee's Award is assumed, continued or substituted upon the consummation of any Corporate Transaction and his employment is terminated without Cause within one year following the consummation of such Corporate Transaction, the Grantee's Award will be fully vested and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the one-year period immediately following such termination or for such longer period as the Committee shall determine.

17.4.   Adjustments.

Adjustments under this **Section 17** related to shares of Stock or securities of the Company shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share. The Board shall determine the effect of a Corporate Transaction upon Awards other than Options, SARs, Stock Units and Restricted Stock, and such effect shall be set forth in the appropriate Award Agreement. The Board may provide in the Award Agreements at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in **Sections 17.1, 17.2 and 17.3**.

17.5.   No Limitations on Company.

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

18. GENERAL PROVISIONS

18.1. Disclaimer of Rights.

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or an Affiliate. The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

18.2. Nonexclusivity of the Plan.

Neither the adoption of the Plan nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under the Plan.

18.3. Withholding Taxes.

The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, state, or local taxes of any kind required by law to be withheld with respect to the vesting of or other lapse of restrictions applicable to an Award or upon the issuance of any shares of Stock upon the exercise of an Option or pursuant to an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Company or the Affiliate, as the case may be, any amount that the Company or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation. Subject to the prior approval of the Company or the Affiliate, which may be withheld by the Company or the Affiliate, as the case may be, in its sole discretion, the Grantee may elect to satisfy such obligations, in whole or in part, (i) by causing the Company or the Affiliate to withhold shares of Stock otherwise issuable to the Grantee or (ii) by delivering to the Company or the Affiliate shares of Stock already owned by the Grantee. The shares of Stock so delivered or withheld shall have an aggregate Fair Market Value equal to such withholding obligations. The Fair Market Value of the shares of Stock used to satisfy such withholding obligation shall be determined by the Company or the Affiliate as of the date that the amount of tax to be withheld is to be determined. A Grantee who has made an election pursuant to this **Section 18.3** may satisfy his or her withholding obligation only with shares of Stock that are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements. The maximum number of shares of Stock that may be withheld from any Award to satisfy any federal, state or local tax withholding requirements upon the exercise, vesting, lapse of restrictions applicable to such Award or payment of shares pursuant to such Award, as applicable, cannot exceed such number of shares having a Fair Market Value equal to the minimum statutory amount required by the Company to be withheld and paid to any such federal, state or local taxing authority with respect to such exercise, vesting, lapse of restrictions or payment of shares.

18.4. Captions.

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

18.5. Other Provisions.

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

18.6. Number and Gender.

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

18.7. Severability.

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

18.8. Governing Law.

The validity and construction of this Plan and the instruments evidencing the Awards hereunder shall be governed by the laws of the State of Delaware, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

18.9. Section 409A of the Code.

The Board intends to comply with Section 409A of the Code ("Section 409A"), or an exemption to Section 409A, with regard to Awards hereunder that constitute nonqualified deferred compensation within the meaning of Section 409A. To the extent that the Board determines that a Grantee would be subject to the additional 20% tax imposed on certain nonqualified deferred compensation plans pursuant to Section 409A as a result of any provision of any Award granted under this Plan, such provision shall be deemed amended to the minimum extent necessary to avoid application of such additional tax. The nature of any such amendment shall be determined by the Board.

* * *

To record adoption of the Plan by the Board as of January 9, 2008, and approval of the Plan by the stockholders on January 10, 2008, the Company has caused its authorized officer to execute the Plan.

/s/ Menashe R. Frank

By: Menashe R. Frank
Title: Senior Vice President, General Counsel and Secretary

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011
Commission file number: 001-33966

MAKO SURGICAL CORP.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-1901148**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
2555 Davie Road, Fort Lauderdale, FL	**33317**
(Address of Principal Executive Offices)	*(Zip Code)*

(954) 927-2044
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	*Name of Exchange on Which Registered*
Common stock, $0.001 par value per share	**The NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☑   Non-accelerated filer ☐   Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2011 was approximately $699,644,682 (based on a closing price of $29.73 per share on The NASDAQ Global Market as of such date).

As of March 2, 2012, the registrant had outstanding 42,414,187 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement for the 2012 annual meeting of stockholders will be incorporated by reference into Part III of this Annual Report on Form 10-K when filed with the Securities and Exchange Commission.

MAKO Surgical Corp.

INDEX TO FORM 10-K

We have received or applied for trademark registration of and/or claim trademark rights, including in the following marks that appear in this report: "MAKOplasty®," "RIO®," "RESTORIS®," "Tactile Guidance System" and "TGS," as well as in the MAKO Surgical Corp. "MAKO" logo, whether standing alone or in connection with the words "MAKO Surgical Corp." All other trademarks, trade names and service marks appearing in this report are the property of their respective owners. Unless the context requires otherwise, the terms "registrant," "company," "we," "us" and "our" refer to MAKO Surgical Corp.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements generally preceded by, followed by or that include the words "may," "will," "could," "would," "should," "expect," "intend," "plan," "aim," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements related to:

- the nature, timing and number of planned new product introductions;

- market acceptance of MAKOplasty, including our RIO® Robotic Arm Interactive Orthopedic system, or RIO, and our RESTORIS family of implant systems;

- the effect of anticipated changes in the size, health and activities of population on the demand for our products;

- assumptions and estimates regarding the size and growth of certain market segments;

- our ability and intent to expand into international markets;

- the timing and anticipated outcome of clinical studies;

- assumptions concerning anticipated product developments and emerging technologies;

- the future availability from third-party suppliers, including single source suppliers, of implants for and components of our RIO;

- the viability of maintaining our licensed intellectual property or our ability to obtain additional licenses necessary to our growth;

- the anticipated adequacy of our capital resources to meet the needs of our business;

- our continued investment in new products and technologies;

- the ultimate marketability of newly launched products and products currently being developed;

- the ability to implement new technologies successfully;

- our ability to sustain, and our goals for, sales and earnings growth, including projections regarding RIO system installations;

- our success in achieving timely approval or clearance of products with domestic and foreign regulatory entities;

- our compliance with domestic and foreign regulatory requirements, including Medical Device Reporting requirements and other required reporting to the United States Food and Drug Administration;

- the stability of certain domestic and foreign economic markets;

- the impact of anticipated changes in the U.S. healthcare industry and the medical device industry and our ability to react to and capitalize on those changes;

- future declarations of cash dividends; and

- the impact of any managerial changes.

Forward-looking statements reflect our current expectations and are not guarantees of performance. These statements are based on management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to these forward-looking statements include, among others, assumptions regarding demand for our products, expected pricing levels, raw material costs, the timing and cost of planned capital expenditures, competitive conditions and general regulatory and economic conditions. You are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although we believe that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward-looking statements contained in this report will prove to be accurate. The inclusion of a forward-looking statement in this report should not be regarded as a representation by us that our objectives will be achieved.

Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict and could, among other things, cause actual results to differ, perhaps materially, from those contained in forward-looking statements made in this report. Such factors, among others, may have a material adverse effect on our business, financial condition and results of operations and may include, but are not limited to, factors discussed under Item 1A, "Risk Factors," and the following:

- the potentially significant impact of a continued economic downturn or delayed economic recovery on the ability of our customers to secure adequate funding, including access to credit, for the purchase of our products or cause our customers to delay a purchasing decision;

- changes in general economic conditions and credit conditions;

- changes in the availability of capital and financing sources for our company and our customers;

- changes in competitive conditions and prices in our markets;

- changes in the relationship between supply of and demand for our products;

- fluctuations in costs of raw materials and labor;

- changes in other significant operating expenses;

- unanticipated issues relating to intended product launches;

- decreases in sales of our principal product lines;

- slowdowns or inefficiencies in our product research and development efforts;

- decreases in utilization of our principal product line or in procedure volume;

- increases in expenditures related to increased or changing governmental regulation or taxation of our business, both nationally and internationally;

- the impact of the United States healthcare reform legislation enacted in March 2010 on hospital spending, reimbursement, and the taxing of medical device companies;

- unanticipated changes in reimbursement to our customers for our products;

- unanticipated issues in complying with domestic or foreign regulatory requirements related to MAKO's current products or securing regulatory clearance or approvals for new products or upgrades or changes to our current products;

- developments adversely affecting our potential sales activities outside the United States;

- increases in cost containment efforts by group purchasing organizations;

- the potential impact of the informal Securities and Exchange Commission inquiry and the findings of that inquiry;

- loss of key management and other personnel or inability to attract such management and other personnel;

- increases in costs of retaining a direct sales force and building a distributor network;

- unanticipated issues related to, or unanticipated changes in or difficulties associated with, the recruitment of agents and distributors of our products;

- unanticipated expenditures related to litigation; and

- unanticipated intellectual property expenditures required to develop, market and defend our products.

We caution you not to place undue reliance on these forward-looking statements, as they speak only as of the date they were made. We do not undertake any obligation to release any revisions to these forward-looking statements publicly to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. BUSINESS

OVERVIEW

We are an emerging medical device company that markets our advanced robotic arm solution and orthopedic implants for orthopedic procedures. We offer MAKOplasty, an innovative, restorative surgical solution that enables orthopedic surgeons to consistently, reproducibly and precisely treat patient specific, osteoarthritic disease.

MAKOplasty is performed using our proprietary RIO® Robotic Arm Interactive Orthopedic system, or RIO. The RIO is a technology platform that utilizes tactile guided robotic arm technology and patient specific planning and visualization to offer consistently reproducible precision to surgeons. The RIO is currently used to treat early to mid-stage osteoarthritic knee disease and osteoarthritic hip disease. We believe that the RIO has the potential to serve as a platform for applications for other orthopedic procedures beyond the knee and hip and that MAKOplasty has the potential to empower physicians to address the needs of the large and growing, yet underserved, population of patients with joint disease who desire a restoration of quality of life and reduction of pain, but for whom current surgical treatments are not appropriate or desirable.

We currently offer MAKOplasty Partial Knee Arthroplasty, or MAKOplasty PKA, and MAKOplasty Total Hip Arthroplasty, or MAKOplasty THA. MAKOplasty PKA, which, unlike conventional total knee replacement surgery, which requires extraction and replacement of the entire joint, enables resurfacing of one or two specific diseased compartments of the joint, preserving significantly more soft tissue and healthy bone of the knee. We believe localized resurfacing can be optimized using the RIO to achieve optimal implant placement and alignment for smaller, more easily inserted implant components. The RIO is used to prepare the knee joint for the insertion and alignment of our proprietary RESTORIS® MCK multicompartmental and RESTORIS® unicompartmental knee implant systems through a small incision in a minimally invasive, bone preserving and tissue sparing procedure. Our RESTORIS family of knee implants is designed to enable minimally invasive restoration of one or two of the diseased compartments of the knee joint.

We believe that the tissue sparing and bone conserving techniques enabled with MAKOplasty PKA can offer substantial advantages to patients, surgeons and healthcare providers. Because of the minimally invasive nature of the procedure, smaller incisions are possible, which lead to less tissue damage and faster recoveries, thereby reducing the overall costs of rehabilitation, medication and hospitalization. In addition, because more of the patient's natural anatomy is preserved and less trauma is inflicted on the knee, we believe that patients who undergo MAKOplasty PKA have the potential to experience better functionality and more natural knee motion, thereby achieving an improved post-operative quality of life. Our RESTORIS family of knee implants for use in single and bicompartmental knee resurfacing procedures provides the ability to address a broad range of the patient population suffering from early to mid-stage knee osteoarthritis. Finally, because our RIO system is easy to use, we believe that our MAKOplasty PKA solution makes knee resurfacing procedures accessible to orthopedic surgeons with varied levels of training and skills and has the potential to lead to greater adoption of knee resurfacing solutions for early to mid-stage osteoarthritis of the knee.

In September 2011, we began offering MAKOplasty THA, a surgical solution that enables orthopedic surgeons to perform total hip arthroplasty with the same potential for consistently reproducible precision, accuracy, and dexterity as MAKOplasty PKA. In the same way that the cutting system of the RIO allows for the precise resection of bone in the knee joint, we believe that surgeons will use the RIO for MAKOplasty THA to accurately prepare the patient's acetabulum, or hip socket, for the implantation of a replacement cup. During the insertion of the cup implant, the RIO can assist the surgeon in accurately positioning the cup implant at the orientation to the femoral stem implant that was planned by the surgeon on a preoperative computed tomography, or CT, scan. We believe that MAKOplasty THA will allow surgeons to seat these implants according to the plan at a level of accuracy that we believe is extremely difficult to accomplish manually, resulting in placement of the implants in the optimal position determined by the surgeon to reduce the chance of dislocation and reduce surface wear.

A total of 48 new RIO systems were sold worldwide in 2011, bringing the total number of worldwide commercial MAKOplasty sites to 113 and domestic commercial MAKOplasty sites to 111, each as of December 31, 2011. A total of 6,932 MAKOplasty procedures were performed in 2011 and, as of December 31, 2011, 12,801 MAKOplasty procedures had been performed since commercial introduction in June 2006.

As of February 29, 2012, we have seventy scientific studies, either recently completed or in progress, which are aimed at measuring the clinical and economic value of MAKOplasty as follows: nine studies are focused on quantifying the accuracy of MAKOplasty procedures; twelve studies are focused on assessing basic clinical and radiographic outcomes; eight studies are focused evaluating the functional and kinematic outcomes of patients; seventeen studies are focused on supporting implant design and product development; nineteen studies are focused on codifying surgical technique, ergonomic robotic use, and surgical indications; and five studies are focused on quantifying the economic impact of less invasive and more accurate arthroplasty.

As of February 28, 2012, we have an intellectual property portfolio of more than 300 U.S. and foreign, owned and licensed, patents and patent applications relating to the areas of computer assisted surgery, robotics, haptics and implants.

We generate revenue from unit sales of our RIO system, sales of our implants and disposable products and the sale of warranty service contracts.

INDUSTRY BACKGROUND

The Growing Osteoarthritis Problem

Osteoarthritis is a common medical condition that leads to the degeneration of joints from aging and repetitive stresses, resulting in a loss of the flexibility, elasticity and shock-absorbing properties of the joints. As osteoarthritis disease progresses, the cartilage and other soft tissues protecting the surfaces of key joints in the body, including knees, hips and shoulders, deteriorate, resulting in substantial and chronic joint pain, numbness and loss of motor function. This pain can be overwhelming for patients and can have significant physical, psychological, quality of life and financial implications. According to estimates by the National Institutes of Health, or NIH, 27 million people in the U.S., age 25 and older, suffer from osteoarthritis.

Compelling demographic trends, such as the growing, aging and more active population and rising obesity rates, are expected to be key drivers in the continued growth of osteoarthritis occurrence. The NIH projects that by 2030, approximately seventy-two million people in the U.S. will be 65 years or older and will be at high risk of developing osteoarthritis. According to *The Journal of the American Medical Association*, it is estimated that of the U.S. population over the age of 20, approximately 68% was overweight and 34% was obese in 2007-2008. According to *The Orthopaedic Industry Annual Report* for the year ended June 30, 2011, 22% of the U.S. overweight population and 31% of the U.S. obese population will be diagnosed with some form of osteoarthritis versus only 16% of the U.S. normal and underweight population.

For the most severe cases of osteoarthritis, in which patients suffer from extreme pain, reconstructive joint surgery may be required. Reconstructive joint surgery involves the removal of the bone area surrounding the affected joint and the insertion of one or more artificial implants as a replacement for the affected bone. According to *The Orthopaedic Industry Annual Report*, global sales of joint replacement products in 2010, including knees, hips, elbows, wrists, digits and shoulders, exceeded $13.8 billion, an increase in sales of just under 4% over 2009, of which sales in the United States represented $7.3 billion. *The Orthopaedic Industry Annual Report* also reported that of the over $13.8 billion of global sales of joint replacement products in 2012, $12.78 billion was attributed to knee and hip products. According to *Millennium Research Group's 2011 Report*, the U.S. large joint reconstructive implant market (composed of hip and knee implant systems) will grow to approximately $8.6 billion by 2015.

Introduction of Minimally Invasive Surgery

Over the past thirty years, one of the most significant medical trends has been the development of minimally invasive methods of performing surgical procedures. Compared to traditional, open surgical techniques, minimally invasive techniques that employ image guided surgical systems offer potentially superior benefits for patients, surgeons and hospitals. For patients, these techniques result in reduced procedure-related pain and less scarring at the incision site, leading to faster recovery times and shorter post-operative hospital stays, as well as better aesthetic outcomes. For the surgeon, these techniques can reduce procedure-related complications and have the potential to reduce risks associated with more invasive procedures. For the hospital, these procedures can result in reduced hospital stays from faster recovery times and lower rates of complications.

6

Despite the many benefits of minimally invasive techniques, however, these techniques also present several notable limitations due to the restricted surgical space, including:

- restricted vision at the anatomical site;

- cumbersome handling of surgical instruments;

- difficult hand-eye coordination; and

- limited tactile feedback.

Minimally invasive approaches have seen substantial adoption in various surgical fields where procedures can be performed within existing anatomical cavities of the human body. However, because of the limitations of minimally invasive techniques, they have been less successful for complex surgical procedures requiring cutting and replacement of large anatomical parts that nevertheless require precision and control.

Introduction of Robotics into Other Surgical Fields

We believe that the application of robotic technologies in minimally invasive surgical procedures represents the next generation in the evolution of the surgical technique. These technologies are being developed to provide surgeons with a more precise, repeatable and controlled ability to perform complex procedures by offering increased visual acuity and greatly improved tactile feedback. These characteristics empower surgeons to better control their surgical technique and limit the margin of error.

With the assistance of robotic technologies, an increasing number of surgeons have been able to perform procedures previously limited to a small subset of highly skilled surgeons. In addition, robotic technologies have allowed these procedures to be performed in a more minimally invasive manner, requiring only small incisions, which can result in reduced procedure related trauma, fewer infections and post-procedure complications and reduced recovery and hospitalization periods.

Robotic technologies have been successfully applied in a variety of diverse medical fields including urology, gynecology, cardiothoracic surgery, general surgery, radiosurgery and catheter based interventional cardiology and radiology. The success of robotic technologies in these applications has led to the growing adoption and commercialization of these technologies throughout the medical world.

The Use of Robotics in Orthopedic Surgical Procedures

Despite the success of robotic technologies in other medical fields, prior to the introduction of MAKOplasty only limited applications had been commercialized in the field of orthopedics, although we are aware of certain orthopedic robotic development by other companies. Some orthopedic companies have introduced instruments that are smaller than their predecessors, which are marketed as "minimally invasive," but these instruments still require large incisions, trauma to the soft tissue and removal of large portions of the bone to perform the surgical procedure. Orthopedic companies have also introduced computer assisted surgical, or CAS, systems that are designed for use in open procedures. However, while these systems do provide a minimally invasive means of viewing the anatomical site, their benefits are marginal because, unlike with robotics, they do not improve a surgeon's ability to make consistently reproducible and precise surgical movements through a small incision.

Introduction of Patient Specific Instrumentation and Implants

A recent trend in orthopedics is the use of patient specific instrumentation and implants in total and partial knee arthroplasty. The patient specific instrumentation and implants are developed by orthopedic implant manufacturers using digitized information obtained from a preoperative CT scan or magnetic resonance imaging, or MRI, of the affected knee joint. During surgery, the surgeon is able to seat the patient specific cutting instrumentation in position for cutting more quickly than with traditional surgical instrumentation. The surgeon then implants either a traditional, off the shelf knee implant or a patient specific knee implant.

We believe patient specific instrumentation and implants present several limitations, including the following:

- The patient specific instrumentation does not accommodate intra-operative adjustments of implant position and orientation and does not incorporate intra-operative information such as soft tissue balancing in the implant plan.

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- The fit of the patient specific instrumentation on the bone is subject to potential misalignment and subsequent inaccuracies in bone cuts and final implant position.

- The patient specific instrumentation introduces an additional recurring disposable expense to the procedure.

- Most patient specific instrumentation is developed using a preoperative MRI in order to fit the instrumentation to the cartilage surface, which may add additional expense to the procedure in comparison to MAKOplasty.

Additionally, according to a study entitled *Radiographic Review of Alignment in Patient-Matched Total Knee Arthroplasty*, which was presented at the 2010 American Academy of Orthopedic Surgeons, patient specific instrumentation did not significantly improve accuracy relative to conventional instrumentation or navigation.

We believe that the limitations of currently available surgical options for osteoarthritic disease have created a sizeable market for treatment of a large and growing population of patients with osteoarthritic disease. We believe that robotic technologies are the key to enabling surgeons to perform the kind of consistently reproducible and precise surgery that results in restoration of function and improved post-operative outcomes for such patients.

THE MAKO SOLUTION

We have designed our MAKOplasty solution to provide the consistently reproducible precision, accuracy and dexterity necessary for a surgeon to successfully plan and perform orthopedic arthroplasty procedures. Our MAKOplasty solution is composed of two critical components: the RIO system, which consists of the proprietary tactile robotic arm and our patient specific visualization system that provides both pre-operative and intra-operative guidance to the surgeon, and our RESTORIS family of implant systems that are designed for optimized restoration of the diseased compartments of the joint. By integrating robotic arm and patient specific visualization technologies with the touch and feel of the surgeon's skilled hand, MAKOplasty is designed to enable a level of surgical precision and accuracy that is beyond the scope of the typical surgeon's manual capabilities, which we believe will result in broad adoption of our technologies by orthopedic surgeons and better outcomes for patients. We believe MAKOplasty offers the following key benefits to patients, surgeons and hospitals:

- *Consistently Reproducible Precision.* We believe that MAKOplasty reduces the variability of procedure outcomes and increases efficacy through the consistently reproducible precision provided by our computer assisted and tactile robotic arm technology. We believe that the precision of our cutting process and placement and alignment of implants according to a preoperative plan leads to significantly improved and reliable results, compared to conventional, manually executed orthopedic procedures. The surgeon retains control of the actual movements of the robotic arm within a pre-established volume of space, the tactile "safety zone," which is tracked and bounded by the RIO system. We believe that the tactile "safety zone" enables improved placement and alignment of the implant, while the visualization guides the surgeon through each step of the procedure. We believe that this consistently reproducible precision enables physicians to be trained in the use of MAKOplasty in a relatively short period of time and also will increase the number of physicians who are willing and able to perform MAKOplasty procedures.

- *Ease of Use.* We believe that our RIO system leverages and complements the surgical skills and techniques already familiar to the surgeon, while providing substantial incremental control and precision that has not previously been possible. The customized, patient specific visualization system guides the surgeon through each step of the surgical procedure, while the tactile "safety zone" ensures that the surgeon does not apply the bone cutting instrument beyond the intended area. We believe that the RIO's ease of use makes MAKOplasty procedures accessible to orthopedic surgeons with a broad range of training and skills and has the potential to lead to greater adoption of MAKOplasty procedures. We also believe that the ease of use provided by the RIO may enable physicians to shorten operating room time and potentially allows for treatment of a greater number of patients.

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- *Improved Restorative Post-Operative Outcomes.* Due to the reproducible and precise nature of the MAKOplasty procedure, we believe that patients who undergo MAKOplasty are likely to experience less tissue loss, less visible scarring and a faster recovery, thereby reducing the cost of rehabilitation, physical therapy, medication and hospitalization. In addition, because of the improved placement and alignment of the implants, patients who undergo MAKOplasty have the potential to experience better mobility, comfort, range of motion and more natural joint movements to achieve an improved post-operative quality of life.

- *Reduced Costs for Patients, Hospitals, and Third-Party Payors.* The consistently reproducible precision of MAKOplasty has the potential to aid hospitals, third-party payors and patients in reducing costs by shortening hospital stays and recovery periods and reducing the amount of rehabilitation and medication.

- *Patient Optimized Implant Systems.* Because all implants used in MAKOplasty procedures are sized and planned for based on patient-specific anatomical indications, utilizing a preoperative CT scan of the patient's anatomy, the potential for favorable clinical outcomes is enhanced. We believe that our proprietary knee resurfacing implants allow surgeons to customize a knee resurfacing solution for individual patients facing early to mid-stage osteoarthritis in one or two compartments of the knee joint. Our original RESTORIS unicompartmental implant system allows for a choice of tibial implant based on patient bone quality. Our RESTORIS MCK implant system, which represents the significant majority of our MAKOplasty procedure volume, provides for this same choice for medial or lateral unicompartmental disease and allows for the resurfacing of the patellofemoral compartment as well, either independently or in combination with the medial compartment in a bicompartmental MAKOplasty PKA. Similar to our commercialization strategy with knee implant systems, we are initially utilizing and selling commercially available implant systems for use in performing MAKOplasty THA and are currently developing a proprietary hip implant system.

The comprehensive nature of the MAKOplasty solution also provides hospitals with the implants and disposable products necessary to perform the MAKOplasty procedures. We believe that our complete solution represents a substantial improvement over currently available approaches.

The figure below illustrates the MAKOplasty solution.

Robotic Arm	Patient Specific Visualization	Implants





OUR STRATEGY

Our goal is to continue to drive sales of the RIO system and generate recurring revenue through sales of implants, disposable products and service contracts by establishing MAKOplasty as the preferred surgical procedure for patients with osteoarthritic disease. We believe that we can achieve this objective by working with hospitals to demonstrate potential key benefits of MAKOplasty, such as consistently reproducible surgical precision, improved post-operative outcomes and reduced healthcare costs. Our strategy includes the following key elements:

- *Focus on key physicians and thought leaders to encourage adoption of our MAKOplasty solution.* We plan to continue to focus our marketing efforts on key orthopedic surgeons who are actively involved in the development of innovative orthopedic approaches. We also plan to continue to focus our marketing efforts on the hospitals with which these key surgeons are affiliated and engage them to promote the benefits of MAKOplasty. Our strategy is to convince hospitals that through early adoption of MAKOplasty and acquisition of our RIO system, they can reinforce their reputations as leading institutions for the treatment of osteoarthritic disease.

- *Drive volume sales of our RESTORIS family of implant systems and disposable products for installed RIO systems.* We intend to increase the number of orthopedic surgeons who use our RIO system and work with the hospitals and their surgeons to promote patient education about the benefits of MAKOplasty. Our goal is to increase usage per RIO system to drive higher volume sales of our RESTORIS family of implant systems and disposable products.

- *Expand the market for multicompartmental knee resurfacing.* We plan to expand the market for multicompartmental knee resurfacing procedures by encouraging use of the MAKOplasty PKA procedure for patients who, given only conventional surgical alternatives, would have opted for total knee replacement surgery or no surgery at all. Our current application of MAKOplasty PKA is for unicompartmental and bicompartmental knee resurfacing procedures using the RESTORIS family of knee implant systems, allowing us the potential of accommodating varied patient profiles and surgeon preferences. We believe that the potential benefits of our MAKOplasty PKA solution and the combination of these product offerings will facilitate our efforts to expand and capture the market for multicompartmental knee resurfacing.

- *Deliver consistently reproducible precision to additional orthopedic procedures, including total hip arthroplasty.* We believe that the recent introduction of MAKOplasty THA will increase the overall value proposition for MAKOplasty by enabling surgeons to use the RIO system to perform total hip arthroplasty with the same consistently reproducible precision, accuracy, and dexterity as MAKOplasty PKA, resulting in the placement of the hip implants in the best position to reduce the chance of dislocation and reduce surface wear. We believe this expansion of our product offerings will facilitate our efforts to increase the number of commercial MAKOplasty sites, the number of orthopedic surgeons who use our RIO system, and the utilization at our existing MAKOplasty sites.

- *Demonstrate the clinical and financial value proposition of MAKOplasty.* We intend to continue to collaborate with leading surgeons and hospitals through such programs as our MAKOplasty Center of Excellence to build clinical and financial data that support the benefits of MAKOplasty. The MAKOplasty Center of Excellence is a program developed in conjunction with participating hospitals to educate surgeons and patients regarding the benefits of MAKOplasty. As part of the collaborative program, participating hospitals agree to maintain and provide us with certain clinical and financial data that we use to support the business and clinical case for the MAKOplasty solution. Our goal is to obtain clinical data further supporting the value of MAKOplasty procedures, as well as the accuracy of such implant placements and resulting longevity of the implants, while demonstrating to hospitals the top and bottom line financial benefits of our MAKOplasty solution. Furthermore, if we are able to commercialize additional applications for our RIO system, we believe that we would be able to further enhance the financial value proposition of MAKOplasty to hospitals.

The Knee

Market for Osteoarthritis of the Knee

The knee joint consists of the medial, patellofemoral and lateral compartments. As depicted below by the shaded diseased areas of the knee joint, osteoarthritis of the knee usually begins with the deterioration of the soft tissue and cartilage in the medial (inner) compartment and progresses to either or both the patellofemoral (sub-kneecap) and lateral (outer) compartments. The progression of osteoarthritis of the knee, as illustrated in the figure below, can take many years, and even in the early stages, it can result in substantial pain for the patient and a reduction in the quality of life.



According to the Centers for Disease Control, there are currently more than fifteen million people in the U.S. with osteoarthritis of the knee. The growth of osteoarthritis of the knee among the U.S. population is expected to accelerate as the increasingly active population ages and obesity rates increase. The *Orthopaedic Industry Annual Report* reports that being overweight significantly increases the risk of developing knee osteoarthritis and that obese women had nearly four times the risk of suffering from osteoarthritis of the knee as non-obese women, and obese men had nearly five times the risk of suffering from osteoarthritis of the knee as non-obese men. As a result of this substantial clinical need, the market for orthopedic knee procedures in the U.S. has experienced tremendous growth over the past decade. According to data compiled by *Millennium Research Group*, the U.S. knee implant market was nearly $4.3 billion in 2010, which represents growth of 4.4% from 2009 to 2010. In addition to the substantial costs of the procedure itself, total knee replacement and resurfacing procedures represent significant incremental costs to the healthcare system. These include costs associated with rehabilitation, medication, hospitalization and, over the long-term, costs incurred as a result of replacements or revisions that may be required due to wear and tear or improper placement.

Current Orthopedic Knee Arthroplasty Approaches

Arthroplasty options for treating osteoarthritis of the knee have historically been limited to either total knee replacement surgery or knee resurfacing procedures.

Total Knee Replacement. Currently, most patients who choose to surgically address osteoarthritis of the knee elect to undergo total knee replacement surgery. Standard total knee replacement is a highly invasive surgical procedure in which a patient's diseased knee joint is removed and replaced with a manufactured replacement knee joint comprised of several components that attempt to mimic the normal function of the knee joint. The procedure requires a large incision ranging from four to twelve inches to accommodate the complex scaffold of cutting blocks and jigs required to execute the blunt, planar cuts involved in total knee replacement surgery and to prepare the knee for insertion of the large implants. Soft tissue damage is significant in this procedure as the entire knee joint is fully exposed and much of the bone and tissue surrounding it are removed. The bone cuts are also extensive, presenting a large surface area for bone bleeding. The implants are typically manufactured out of metal, ceramic or polymers and have an approximate useful life of between fifteen and twenty years before they usually are revised or replaced.

The figures below illustrate a conventional total knee replacement surgery and implant:





Total Knee Replacement Surgery   *Total Knee Implant*

Despite its long history as an established and effective orthopedic procedure, standard total knee replacement surgery is not an ideal option for many patients suffering from early to mid-stage, unicompartmental or multicompartmental degeneration of the knee. Some of the principal limitations of standard total knee replacement surgeries include:

- highly invasive nature of the surgical procedure, which requires a large incision ranging from four to twelve inches to prepare and implant the large implants;

- significant damage to the bone and tissue surrounding the joint, including the typical removal of anterior cruciate ligament and the frequent removal of the posterior cruciate ligament;

- substantial bone bleeding;

- required removal of all three compartments of the knee, regardless of which compartments are actually diseased;

- extended and often painful recovery time and rehabilitation;

- reduced mobility and range of motion; and

- likely implant replacement or revision in approximately 15 to 20 years when the implant reaches the end of its useful life.

For these and other reasons, many people who are eligible for total knee replacement surgery elect not to undergo or postpone the procedure, choosing instead to suffer significant pain and limited mobility.

Partial Knee Resurfacing. Partial knee resurfacing is a less invasive arthroplasty procedure in which only the arthritic region of the knee is removed and a small implant is inserted to resurface the diseased compartment of the knee. Partial knee resurfacing procedures are ideal for patients with early to mid-stage osteoarthritis and are aimed at sparing the healthy bone, cartilage and other soft tissues typically removed in a conventional total knee replacement procedure. These procedures have traditionally been performed manually, requiring a level of training, expertise and precision that significantly exceeds what is required for standard total knee replacement surgery. *Millennium Research Group* has estimated that 56,000 unicompartmental knee resurfacing procedures were performed in 2010 in the United States, which represents a 3.6% increase from the estimated 54,000 such procedures performed in 2009 in the United States.

Partial knee resurfacing are potentially more desirable procedures than total knee replacement surgery for patients suffering from early to mid-stage degeneration of the knee because they preserve more of the patient's natural anatomy and result in less trauma to the patient. As a result, patients experience less tissue loss and faster recoveries. However, despite the potential clinical, quality of life and cost benefits of these procedures, standard instrumented partial knee resurfacing has achieved only limited adoption to date, in part, as a result of the following limitations that make performing these procedures very difficult:

- the restricted room to maneuver and impeded line of sight due to the smaller incision and minimally invasive nature of the procedures which make it difficult to insert, place and align the implant properly; and

- the complex process of removing portions of the bone and resurfacing the knee joint in preparation for the implant.

The difficulties in manually executing partial knee resurfacing procedures can result in inaccurate implant alignment, which can lead to reduced range of motion and premature implant failure. In light of the difficulties, many physicians choose not to recommend these procedures and many patients choose either to live with the osteoarthritic pain or to undergo standard total knee replacement surgery. According to an article published in the *Journal of Engineering in Medicine* in 2009, approximately 21% of patients who underwent total knee replacement surgeries had osteoarthritis in only one compartment of the knee, qualifying them as appropriate candidates for an unicompartmental procedure.

The Hip

Market for Osteoarthritis of the Hip

Similar to the knee joint, osteoarthritis, or OA, of the hip, as illustrated in the figure below, typically begins with degeneration of the hip joint caused by a local tear in the soft tissue surrounding the acetabulum, or hip socket, or an excessive load on the cartilage caused by impingement conditions between the femur and the acetabulum. The progression of osteoarthritis of the hip can take years, but even in the early stages, it can result in substantial pain for the patient and a reduction in the quality of life.



According to data from the Centers for Disease Control, there are currently more than 3 million people in the U.S. with osteoarthritis of the hip. As a result of this substantial clinical need, the market for orthopedic hip procedures in the U.S. is expected to experience tremendous growth. According to data compiled by *Millennium Research Group*, the U.S. hip implant market was $2.8 billion in 2010 and is anticipated to grow to $3.4 billion by 2015. In addition to the substantial costs of hip arthroplasty, other treatment options for osteoarthritis of the hip represent significant incremental costs to the healthcare system. These include costs associated with rehabilitation, medication, hospitalization and, over the long-term, costs incurred as a result of replacements or revisions that may be required due to wear or improper placement.

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Current Orthopedic Hip Arthroplasty Approaches

The current treatments available for osteoarthritis in the hip joint consist of sports medicine procedures to treat soft tissue damage as well as more invasive procedures to treat impingement conditions. Conventional treatment for the replacement of the joint consists of a partial hip replacement where only one side of the joint is replaced (normally utilized for hip fractures), hip resurfacing, which is primarily indicated for male patients under the age of 65, and in late stage conditions, total hip arthroplasty. Total hip arthroplasty is a highly invasive surgical procedure in which a patient's diseased hip joint is removed and replaced with an artificial replacement hip joint comprised of several components that attempt to mimic the normal function of the hip joint. The procedure requires a large incision ranging from six to twelve inches, which often results in significant pain and an extended recovery time. Unlike the knee joint, the hip joint is covered with significant muscle and fat tissue, preventing direct access to the joint without a large incision.

The traditional total hip replacement implant system consists of three main components:

- a metal cup and a plastic liner that together replace the acetabulum;
- a metal stem inserted into the femoral canal that replaces the femoral neck; and
- a highly polished metal ball that attaches onto the metal stem and replaces the femoral head.

Despite its history as an established and effective orthopedic procedure, we believe that there are several limitations of traditionally instrumented total hip arthroplasty including malalignment of implant components, dislocation, differences in leg length, implant loosening, femoro-acetabular impingement and the eventual need for implant replacement or revision.

Dislocation, where the ball comes completely out of the replacement cup, is the most common reason for revision total hip surgery. According to an article published in the *The Journal of Bone and Joint Surgery* in 2003, the national average for dislocation of the hip joint within six months of the primary hip replacement procedure is approximately four percent, or approximately 14,000 procedures, annually. A study at Massachusetts General Hospital, which was presented at the 2010 Meetings of The Hip Society, found that fifty percent of the acetabular implant cups placed by the surgeons in the study using commonly used mechanical jigs were placed outside of the optimal zone for avoiding post-operative dislocation. Not all dislocations require a revision surgery to replace the existing implant, but according to an article published in the *The Journal of Bone and Joint Surgery* in 2009, each dislocation that requires a replacement of the existing implant costs a minimum of approximately $42,000 to the U.S. healthcare system.

Traditional surgical approaches to total hip arthroplasty may result in a leg length discrepancy, which clinical studies show may result in back pain, increased risk of nerve injury, dislocation, poor patient satisfaction, and the need for revision surgery. According to a study published in *Physiotherapy* in 2009, a leg length discrepancy of ten millimeters or more is associated with a significantly poorer outcome in terms of the clinical benefits of surgery as well as more than twice the incidence of limping than patients with a leg length discrepancy of less than ten millimeters. One methodology currently used by surgeons to measure leg length involves using a ruler to measure anatomical landmarks on the hip before surgery to assess the patient's preoperative leg length and then remeasuring the leg length with the implants in place following surgery to assess the change in the patient's leg length. Another popular methodology used by surgeons requires the surgeon to line the patient's legs up on the operating room table to assess the leg length before surgery and then to do the same thing with the hip implants in place after surgery. This method requires the legs to be in the exact same position at the time of both measurements and uses only the surgeon's eyes and sense of touch to assess the change in leg length. We believe that limitations exist with respect to both of these methodologies.

OUR PRODUCTS

MAKOplasty procedures are enabled through our proprietary technology consisting of the following components: our RIO system, our MAKOplasty applications, and our RESTORIS family of implant systems.

The MAKO RIO Robotic Arm Interactive Orthopedic System

The centerpiece of MAKOplasty is the RIO system, our proprietary robotic arm, interactive, orthopedic system, that provides both pre-operative and intra-operative guidance to the orthopedic surgeon, enabling tissue sparing bone removal and accurate implant insertion and alignment. The RIO system consists of two elements: a tactile robotic arm utilizing an integrated bone cutting instrument and a patient specific visualization component.

The figure below identifies the key components of the RIO system's tactile robotic arm, stereo tracking system and instruments:



1. Tactile Robotic Arm
2. Controller
3. Stereo Tracking System Camera and Instruments
4. End Effector – PKA Configuration
5. PKA Bone Cutting System with Disposable Cutting Tips
6. Portable Base Console
7. End Effector – THA Configuration
8. THA Bone Cutting System with Quick Change Reamer Basket

Tactile Robotic Arm System. The tactile robotic arm system consists of the key components identified in the figures above and incorporates the following specifications, features and benefits:

- *Tactile Robotic Arm* — The tactile robotic arm is designed to respond fluidly to movements initiated by the surgeon operating the bone cutting instrument. We have designed the robotic arm to achieve substantial dexterity and range of movement. The robotic arm helps enforce a tactile "safety zone" that is established by the patient specific visualization system by providing tactile resistance when the boundaries of the tactile "safety zone" are reached. This tactile resistance helps ensure that the surgeon does not move the bone cutting instrument outside the intended area.

- *Controller* — The controller is the electronic hardware and firmware component of our computing system which interfaces with our proprietary surgical planning and execution software to allow the surgeon to safely guide the tactile robotic arm. The controller governs the basic, low-level functions of the tactile robotic arm, such as the tactile constraints and the safety circuit.

- *Stereo Tracking System Camera and Instruments* — During a MAKOplasty procedure, the location of the tactile "safety zone" is updated continuously based on bone tracking data supplied to the computer system by an infrared stereo tracking system, which consists of a special camera that is directed toward a series of tracking arrays attached to the patient's anatomy by bone pins. The tracking system assists the robotic arm system in locating and physically tracking the patient's anatomy and coordinating its real time position with the cutting instrument of the robotic arm. It has a sufficient refresh rate to provide the robotic arm system with an adequate flow of information regarding movements of both the patient and the robotic arm to ensure optimal cutting and placement. Using the system, the surgeon can freely move the robotic arm within the defined space, but encounters tactile resistance as the boundaries of such space are reached.

- *End Effector* — The end effector is the mechanical component by which the bone cutting instrument is attached to the tactile robotic arm. It is designed to ensure secure placement of the bone cutting instrument, while providing the flexibility necessary for the surgeon to manipulate the instrument.

- *Bone Cutting Instruments* — The bone cutting instrument is integrated into the tactile robotic arm at the end effector. For MAKOplasty PKA procedures, this instrument is composed of a high speed motor and a component that houses a variety of single use bone cutting tips. The design of the bone cutting instrument allows the surgeon to grip it in a manner similar to holding a pen-like cutting tool, making it easy to manipulate the instrument in the patient's anatomy. The cutting tip is the disposable end tip of the bone cutting instrument that makes contact with the joint and actually removes the bone for placement of the knee implant in accordance with the pre-operative surgical plan. In combination with our tactile robotic arm, the knee bone cutting instrument enables the smooth precision and accuracy necessary for MAKOplasty PKA procedures. For MAKOplasty THA procedures, the bone cutting instrument is a reamer (similar to a drill) that allows hemispherical cutting baskets to be attached to the reamer. Surgeons currently use similar reamers and cutting tools for traditional hip replacement surgery. The tactile robotic arm in conjunction with the reaming instrument makes it possible for the surgeon to accurately and precisely prepare the bone to the pre-operative surgical plan.

- *Portable Base Console* — The base component of our tactile robotic arm is a mobile unit that enables the portability of the tactile robotic arm from one operating room to another. The base console houses the controller and various electrical and mechanical components that help power the tactile robotic arm. Its design enables the console to be situated next to the patient during surgery and the tactile robotic arm to be conveniently positioned over the patient's anatomy.

The figure below identifies the key components of the RIO system's patient specific visualization system:



1. Surgical Planning Software
2. Tactile Safety Zone
3. Instrument Locator
4. Monitor
5. Mobile Base

Patient Specific Visualization System. Our patient specific visualization system is a vital part of our ability to deliver consistently reproducible precision. The surgeon uses our system pre-operatively to plan and intra-operatively to guide the surgical procedure. It consists of the key components identified in the figure above and incorporates the following specifications, features and benefits:

- *Surgical Planning and Execution Software* — Our surgical planning and execution software, which is integrated into our patient specific visualization system, is used during the pre-operative surgical planning process to visualize and map the exact portion of bone to be removed, define the anatomical boundaries of the tactile "safety zone" and plan the optimal placement and alignment of our implants. During the procedure, the visualization system guides the surgeon through each specific, well defined surgical step and displays in real time each current and planned surgical activity. The surgical plan is unique and individualized for each patient.

- *Tactile "Safety Zone"* —The robotic arm enforces a tactile "safety zone" by providing tactile resistance when the boundaries of the tactile "safety zone" are reached, while our patient specific visualization system provides a visual representation of the tactile "safety zone" and provides additional visual and auditory cues when the boundaries of such tactile "safety zone" are reached. The combination of this tactile resistance and patient specific visualization helps ensure that the surgeon does not apply the bone cutting instrument beyond the intended area.

- *Instrument Locator* — The instrument locator provides visual guidance on the position of the bone cutting instrument and other surgical instruments in relation to the patient's anatomy.

- *Monitors* — Prior to surgery, patients undergo a conventional CT scan that captures an image of the diseased joint. This CT image is uploaded to the patient specific visualization system for display as a 3-D volume in space. The surgeon can then virtually place the implants on the 3-D models of the patient's bones. This patient specific visualization of our implant overlaid onto an image of the patient's actual joint helps the surgeon to plan the procedure pre-operatively, by providing information that enables the surgeon to determine the optimal placement, alignment and sizing of the implant. The final planned placement of the implant establishes the boundaries of the tactile "safety zone" for surgery. During surgery, each monitor projects an active 3-D computer graphics visualization of the patient's joint, showing the areas of the bone that are actually removed as the procedure progresses. The surgeon can also change the viewpoint and zoom level of the visualization as the procedure progresses to focus on different portions of the anatomy.

- *Mobile Base* — The base component of our patient specific visualization system is a mobile unit that enables the portability of the patient specific visualization system from one operating room to another. It houses our computer hardware and our surgical planning and execution software and various electrical and mechanical components that help power the visualization system.

The Current RIO System

The RIO system, version 2.0 of our Tactile Guidance System, or TGS, represents an important expansion from our first generation TGS, enabling and expanding the MAKOplasty PKA application to multicompartmental resurfacing procedures, allowing orthopedic surgeons to treat degenerative knee osteoarthritis from early-stage, unicompartmental degeneration through mid-stage, multicompartmental degeneration with a modular knee implant system, as well as enabling the MAKOplasty THA application. In addition, the RIO system incorporates the following improvements over the TGS, which we believe allow us to offer the benefits of MAKOplasty to more patients:

- improved dexterity and range of motion in the robotic arm to allow additional degrees of freedom in the movement of the robotic arm;

- more efficient physical configuration of the patient specific visualization system, robotic arm, customized bone cutting instruments and electronic components;

- ability to perform a full range of partial knee arthroplasty procedures, including medial unicompartmental knee procedures, lateral compartment knee procedures, isolated patellofemoral knee procedures, and bicompartmental knee procedures, as well as total hip arthroplasty procedures;

- intelligent implant planning features to aid surgeon efforts to achieve optimal patient specific alignments;

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- redesign of system components to reduce operating room set up times;

- modular design of certain components for ease of manufacturability and assembly and to make them more accessible for service repairs; and

- sophisticated industrial design, including enhanced system ergonomics, and state-of-the art user interface.

The RIO system is a closed platform, as only our RESTORIS family of implant systems may be effectively used with our RIO system and MAKOplasty applications.

We commercially launched the RIO system in the first quarter of 2009. In the third quarter of 2009, we launched version 2.1 of our RIO system, which reflected further refinement of the RIO platform and MAKOplasty PKA application. In the fourth quarter of 2009, we launched version 2.2 of our RIO system, which modified the MAKOplasty PKA application to enable surgeons to treat lateral compartment knee arthritis. We launched version 2.3 of our RIO system in the third quarter of 2010, and version 2.4 in April 2011, each of which further modified the RIO and associated applications to improve functionality, efficiency and ease of use. In September 2011, we commercially introduced our MAKOplasty THA application for the RIO system.

MAKOplasty PKA Products

MAKOplasty PKA application

Unlike conventional knee replacement surgery, which requires extraction and replacement of the entire joint, our MAKOplasty PKA application enables surgeons to isolate and resurface just one or two specific diseased compartments of the joint through a minimally invasive incision, preserving significantly more soft tissue and healthy bone of the knee. The precision provided by our RIO system robotic arm and MAKOplasty PKA application makes such minimally invasive targeted treatment possible by eliminating the complex scaffold of cutting blocks and jigs that would otherwise be required to execute the blunt, planar bone cuts and insert the large implants involved in conventional total knee replacement surgery or a manually executed resurfacing procedure. Because of the minimally invasive nature of the MAKOplasty PKA procedure, smaller incisions are possible, which lead to less tissue damage and faster recoveries, thereby reducing the overall costs of rehabilitation, medication and hospitalization. In addition, because more of the patient's natural anatomy is preserved and less trauma is inflicted on the knee, we believe that patients who undergo MAKOplasty PKA have the potential to experience better functionality and more natural knee movements, thereby achieving an improved post-operative quality of life. We believe that our MAKOplasty PKA application will make minimally invasive orthopedic procedures, like unicompartmental and bicompartmental knee resurfacing, a viable option for a greatly expanded pool of patients and physicians.

The figure below illustrates a MAKOplasty PKA procedure.



The MAKOplasty knee resurfacing procedure is performed by the surgeon using the surgical planning and execution software integrated into our patient specific visualization system. The figure below illustrates an actual MAKOplasty knee resurfacing procedure and the corresponding virtual representation in the patient specific visualization system.



The RESTORIS Family of Knee Implant Systems

MAKOplasty PKA employs a knee implant system that is designed for insertion and cementation in a minimally invasive manner. Prior to the development and commercialization of the MAKO-branded, RESTORIS family of knee implant systems in late 2008, we provided our customers with off-the-shelf unicompartmental tibial inlay and tibial onlay implants from third-party suppliers. Currently, we offer the RESTORIS MCK multicompartmental knee implant system and the RESTORIS unicompartmental knee implant system for use with the RIO system and MAKOplasty PKA application.

The RESTORIS family of knee implant systems allows an orthopedic surgeon to treat early through mid-stage degenerative osteoarthritis of the knee with a modular implant system. We believe that modular components are key to the successful execution of minimally invasive knee surgeries because they can be more easily inserted into the knee joint through smaller incisions than a single, complete device. They can also be positioned independently to better accommodate the specific contours of the patient's anatomy. Because of the technical design and programming, only the RESTORIS family of knee implant systems may be used effectively with our RIO systems and MAKOplasty PKA applications. In addition, users of the RIO system are contractually required to purchase all implants and disposable products used in MAKOplasty procedures from us.

Patients with relatively good tibial bone quality, including a sufficiently thick and appropriately located bed of hardened sclerotic tibial bone, are generally candidates for our RESTORIS inlay knee implant system. The RESTORIS onlay knee implant system is designed to accommodate patients who lack tibia sclerotic bone beds of sufficient quality. The metal support is placed horizontally on a planar surface prepared on the tibia using the RIO system, supported by the tibial cortical rim, rather than fitted into a pocket of the tibia. Some surgeons also prefer to utilize the tibial cortical rim support in all cases.

The RESTORIS MCK Multicompartmental Knee Implant System

The RESTORIS MCK multicompartmental knee implant system offers an implant geometry to support the tissue and bone sparing goals of MAKOplasty PKA. Free from the limitations of manual instrumentation, RESTORIS MCK is designed to accurately mimic human anatomy, providing better coverage of diseased compartments while requiring less bone removal and tissue trauma than with traditional treatments.

The RESTORIS MCK system, depicted in the figures below, enables surgeons to treat patients suffering from osteoarthritis in any single compartment of the knee joint: the medial (inner), lateral (outer), or patellofemoral (sub-kneecap). The RESTORIS MCK system also enables bicompartmental treatment of the patellofemoral compartment in combination with the medial compartment. Utilizing a modular, bicompartmental system, a surgeon can use the pre- and intra-operative planning software in the RIO system to produce a patient specific implant plan, the result of which is the retention of a greater portion of the knee anatomy than patients treated with a total knee arthroplasty procedure.

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Surgeons are able to offer inlay and onlay implants medial configurations for both their unicompartmental and bicompartmental procedures. The product offering of the RESTORIS MCK multicompartmental knee implant system also features a patellofemoral component (under the kneecap), which is inset into the knee compartment between the medial and lateral (outer) compartments. Additionally, the surgeon has an array of patella "buttons" to affix to the back of the kneecap to replace the worn surface.



RESTORIS MCK Unicondylar
Onlay Implant



RESTORIS MCK Patellofemoral
Implant and Patella Dome



RESTORIS MCK Unicondylar
Onlay Implant Placement



RESTORIS MCK Patellofemoral
Implant Placement



RESTORIS MCK Lateral
Implant Placement



RESTORIS MCK Bicompartmental
Implant



RESTORIS MCK Bicompartmental
Implant Placement

The RESTORIS Unicompartmental Knee Implant System

The RESTORIS unicompartmental knee implant system is designed to be used in MAKOplasty PKA procedures for preserving critical tissue and bone to achieve improved outcomes. This RESTORIS system is composed of a rounded, anatomically shaped femoral component that attaches to the sculpted surface of the femur and either a flat tibial inlay polymer component that fits into a "pocket" that has been sculpted in the tibial bone or a tibial onlay insert and baseplate consisting of a flat polymer component that is backed by a metal support. Both the femoral and tibial components are offered in multiple sizes to best accommodate the size and shape of the patient's knee.

MAKOplasty THA Products

MAKOplasty THA application

In September 2011, we commercially released our MAKOplasty THA application, which we believe has the potential to add clinical and economic value in arthroplasty procedures in the hip joint. Our MAKOplasty THA application utilizes the RIO system's tactile, visual and auditory feedback to assist the surgeon in preparing the acetabulum (hip socket) for optimal placement of the acetabular cup implant. The MAKOplasty THA application allows the surgeon to preoperatively plan the placement of the hip implants on a three dimensional image of a pre-operative CT scan. The RIO system's robotic arm then assists the surgeon in preparing the bone accurately to the pre-operative surgical plan, as well as in the positioning of the hip implant, which we believe may potentially decrease the likelihood and severity of implant impingement and dislocation that may result from the potential inaccurate placement of the acetabular cup with standard instrumented method of implant placement, which involves the use of mechanical jigs and visual alignment by the surgeon.

We believe our MAKOplasty THA application has the potential to provide a surgeon with the same consistently reproducible precision, accuracy, and dexterity as our MAKOplasty PKA application. In the same way that the cutting system of the RIO robotic arm allows for the precise resection of bone in the knee joint, we believe that surgeons will use the robotic arm to accurately prepare the patient's acetabulum for the cup implant. Moreover, unlike in MAKOplasty PKA, during the final insertion of the cup implant, the robotic arm assists the surgeon in positioning the cup at the orientation that was planned by the surgeon preoperatively. A study at Massachusetts General Hospital, which was presented at the 2010 Meetings of The Hip Society, found that fifty percent of the acetabular implant cups placed by the surgeons in the study using commonly used mechanical jigs were placed outside of the optimal zone for avoiding post-operative dislocation. We believe that our MAKOplasty THA application provides the surgeon with an accurate preoperative surgical plan, knowledge of the patient's position on the operating room table and accurate implant sizing. We believe this information allows the surgeon to seat the implants according to the plan at a level of accuracy within plus or minus five degrees from the surgeon's desired cup placement for both cup inclination and cup version. We believe this level of accuracy may result in optimal implant position to resist dislocation, which is difficult to accomplish manually. We also believe that the MAKOplasty THA application allows the surgeon to minimize leg length discrepancy to plus or minus three millimeters, which we believe is an improvement over the manual methodologies currently used by surgeons to measure leg length.

The figure below illustrates a MAKOplasty THA procedure.

Surgeon Operates
Robotic Arm Within the
Tactile Safety Zone

MAKOplasty Solution
Provides a New Level of
Accuracy and Precsion
for Acetabular Cup
Placement

Robotic Arm
Controlled Reaming

The RESTORIS Family of Hip Implant Systems

The hip implant market, unlike the partial knee implant market, is based on multiple, differing implant philosophies, which results in most orthopedic companies offering a variety of hip implants options in order to satisfy the requirements of a majority of surgeons. In order to address these differing philosophies, we intend to offer a variety of hip implant options for use with the RIO system and our MAKOplasty THA application. As was the case with early MAKOplasty PKA commercialization, our initial hip implant options include off-the-shelf hip implant systems from third-party suppliers pending the development and commercialization of a proprietary MAKO-branded RESTORIS family of hip implant systems.

In connection with the commercial release of the MAKOplasty THA application in September 2011, we began to distribute a hip implant system manufactured by Corin PLC, depicted in the figures below, which we are marketing under the brand names RESTORIS Metafix for the femoral stem and the RESTORIS Trinity for the acetabular cup. The RESTORIS Metafix stem addresses a French implant philosophy based on the compaction, rather than the removal, of bone from the femoral canal, followed by the implantation of a fully hydroxyapatite-coated femoral stem into the femur. A stem representing this philosophy is listed in the Norwegian Joint Replacement Registry as one of the best for femoral stem survivorship.

We have also entered into a license and supply agreement with Total Joint Orthopedics, Inc. for the distribution of a second hip implant system, depicted in the figures below, which we anticipate commercially releasing in 2012 under the brand name RESTORIS Z. The RESTORIS Z hip implant system addresses the Zweymuller femoral stem philosophy, which is based on the implantation of a square peg in a round hole in order to gain immediate rigid fixation. The femur is prepared using square broaches and implanting a square stem. The Zweymuller philosophy is European-based and has a twenty-five year clinical track record with several long-term clinical studies supporting the use of the Zweymuller stem. We believe Zweymuller stems are one of the most frequently used stems worldwide.

As further described below in "Research and Development" section below, we entered into a Strategic Alliance Agreement with Pipeline Biomedical Holdings, LLC, or Pipeline, in October 2010 to develop and supply future advanced implant technologies for use with our RIO system including the development of a proprietary MAKO-branded RESTORIS family of hip implant systems for use with the MAKOplasty THA application. The first hip implant system resulting from this collaboration has been submitted to, and is currently under review by, the Food and Drug Administration, or FDA, for marketing clearance. We anticipate commercially releasing this proprietary MAKO-branded RESTORIS hip implant system, depicted in the figures below, in 2012, which will incorporate a modern blade stem design, novel porous technology incorporated with the implant cup, and a vitamin E enhanced polyethylene liner. We believe this hip implant system is designed based on the broadest market philosophy for femoral implants in the United States.

  

RESTORIS Metafix and RESTORIS Trinity Implant System	*RESTORIS Z Implant System (this product has not been commercially released as of March 8, 2012)*	*Proprietary MAKO-Branded RESTORIS Hip Implant System (this product has not received FDA marketing clearance as of March 8, 2012)*

We believe that the variety of hip implant options to be offered for use with the RIO system and our MAKOplasty THA application has the potential to address the requirements of a majority of orthopedic surgeons who perform total hip arthroplasty. Each of the above-described implant systems can be used for all types of bone quality and stages of joint disease.

Because the dimensional information of each hip implant system is required to calculate and display information required for the surgeon's intraoperative decision making, such as leg length and acetabular cup inclination, only our RESTORIS family of hip implants may be used effectively with our RIO systems and MAKOplasty THA application. The surgical instrumentation required to insert the hip implant systems is unique to MAKO, which we believe further discourages the use of unvalidated hip implant products. In addition, users of the RIO system are contractually required to purchase all implants and disposable products used in MAKOplasty procedures from us.

The figure below is an example of implanted hip implant system:



Disposable Products

The RIO system utilizes disposable products associated with our patient specific visualization system and cutting instruments and other items that require disposal after each use. Disposables are not only a potential source of recurring revenue, but also an opportunity to differentiate our product platform from those of less comprehensive solutions offered by competitors.

Other Potential Applications

We believe that with further research and development, our robotic arm technology has the potential to serve as a platform technology with applications for other areas of the body or for additional applications within the knee or hip joints and we are currently conducting initial research and development to test the viability of MAKOplasty outside of our current applications. Should we elect to commercialize additional potential applications of MAKOplasty within or outside of the partial knee and total hip joints, we would seek the appropriate marketing clearance from the FDA and any other required regulatory approvals for such applications.

SALES AND MARKETING

We continue to expand the size of our sales and marketing organization, which is primarily comprised of a direct sales force to sell RIO systems and to commercialize and market MAKOplasty in the U.S. As of February 29, 2012, our sales and marketing group had a total of 184 employees, of which 119 are direct sales representatives, including a senior director for national corporate accounts, who are responsible for sales and marketing activity throughout the U.S. and 3 are global market and sales development employees, who are responsible for defining and executing our global commercialization strategy. Our global market strategy includes the use of independent distributors to market, sell, and support our products. We intend to continue to increase the number of sales and marketing personnel as we expand our business.

A portion of our customers acquire our RIO system through a leasing arrangement with a third-party leasing company. In these instances, we sell the RIO system to the leasing company, and our customer enters into an independent leasing arrangement with the leasing company. We treat these leasing transactions the same as sales transactions for purposes of recognizing revenue for the sale.

Our sales and marketing goals are to continue to drive capital equipment sales of the RIO system and associated applications and generate recurring revenue through sales of implants, disposable products and service contracts. To achieve these goals, we must continue to promote adoption of MAKOplasty by leading surgeons and hospitals and build demand for the procedure among patients through the following sales and marketing strategy:

- *Target Medium to High Volume Orthopedic Facilities.* Our sales representatives actively target hospitals with strong orthopedic reputations and significant joint replacement practices. We believe that adoption by such leading hospitals helps us to seed the market for MAKOplasty and provides the validation and visibility necessary for more widespread adoption.

- *Target Facilities with a Strong Strategic Commitment to Grow an Orthopedic Surgery Service Line.* Our sales representatives actively target hospitals that have demonstrated a commitment to expand their orthopedic surgery service line. We believe that these hospitals will benefit from the growth in service associated with treating a large number of patients who, given only conventional surgical alternatives, would have delayed surgery or opted for no surgery at all, as well as attracting patients who seek an alternative to conventional surgical options.

- *Establish and Promote MAKOplasty Centers of Excellence.* The MAKOplasty Center of Excellence is a joint marketing program that we promote in collaboration with participating hospitals to educate surgeons and patients regarding the benefits of MAKOplasty. As part of the program, hospitals agree to maintain and provide us with certain clinical and financial data that we use in support of our business case for the MAKOplasty solution.

- *Drive Patient Demand for MAKOplasty.* During 2011, we continued our marketing efforts to directly educate patients on the benefits of MAKOplasty. We believe that patients are becoming increasingly more involved in the healthcare decision making process and have the potential to influence the adoption of new procedures such as MAKOplasty. Currently, our representatives primarily support hospitals participating in the MAKOplasty Center of Excellence program in their efforts to publicize the benefits of MAKOplasty and educate patients.

The generation of recurring revenue through sales of our implants, disposable products and service contracts is an important part of the MAKOplasty business model. We anticipate that recurring revenue will constitute an increasing percentage of our total revenue as we leverage each new installation of the RIO system to generate recurring sales of implants and disposable products, and potentially increase the number of procedure applications available for the RIO system. We have designed our products so that our RIO system only works with our implant products and we contractually require purchasers of the RIO system to use only our validated implant and disposable products in connection with providing MAKOplasty. We also offer an annual service contract that provides maintenance and support services related to the RIO system beyond the basic one-year warranty period.

We provide training to surgeons and hospital staff on the use of the RIO system. Each of our customers also receives pre-operative and intra-operative support from our on-site MAKOplasty Specialist, or MPS, who provides clinical and technical support in connection with each MAKOplasty procedure. The MPS helps set up the equipment, facilitates the pre-operative planning process and is present in the operating room with the surgeon, facilitating the surgeon's use of the RIO system. By increasing familiarity with the system and helping to provide safe and proper usage of our equipment and products by surgeons and hospitals, we hope to promote seamless adoption of MAKOplasty. The presence of an MPS in the surgical theater also provides us with immediate feedback and understanding of our customers' product preferences and requirements in clinical conditions. In addition, orthopedic surgeons are accustomed to the support of a vendor representative in the surgical theater.

Our business is subject to quarterly seasonal fluctuations. Historically, we have tended to sell more RIO systems during the third month of each fiscal quarter, with the most sales in the fourth fiscal quarter and the fewest sales in the first fiscal quarter. We attribute these fluctuations to customary capital expenditure trends by hospitals. For the years ended December 31, 2011 and 2010, no single hospital customer accounted for more than ten percent of our total revenue and the loss of any single hospital customer is not expected to have a material adverse effect on our company.

RESEARCH AND DEVELOPMENT

Continued innovation through research and development is critical to our future success. Most of our research and development activity is performed internally. We have assembled an experienced team with recognized expertise in advanced robotics, software, instrumentation and orthopedic implants and we expect to continue to expand the size of our research and development team to support our ongoing research and development efforts. As of February 29, 2012, our research and development team, which is based at our headquarters in Fort Lauderdale, Florida, consisted of 89 employees.

Our research and development efforts are currently focused on improvements to our current MAKOplasty PKA and THA applications, as well as improvements to the RIO system based on customer feedback. By continually researching improvements to our MAKOplasty PKA and THA applications and RIO system, we hope to refine the operating room experience for the surgeon and staff and identify new areas to enhance patient clinical outcomes. We are also conducting advanced research on new robotic platforms as well as early stage development on additional applications for the RIO system and corresponding implant systems for the knee, hip, and other major joints.

In October 2010, we entered into a Strategic Alliance Agreement with Pipeline to develop and supply potential future advanced implant technologies for use with our RIO system, including the development of a proprietary MAKO-branded RESTORIS family of hip implant systems for use with the MAKOplasty THA application. Upon execution of the Strategic Alliance Agreement on October 1, 2010, we issued and delivered to Pipeline 203,417 unregistered shares of our common stock as consideration for the rights granted to us under the Strategic Alliance Agreement. We have no further obligation to fund Pipeline's research of implant technologies. The Strategic Alliance Agreement contains provisions under which Pipeline will supply us with implants developed under the Strategic Alliance Agreement.

We have historically spent a significant portion of our capital resources on research and development. Our research and development expenses were $20.6 million in 2011, $15.0 million in 2010, and $13.1 million in 2009. We expect our research and development expenses to increase as we continue to expand our research and development activities, including the support of existing products and the research of potential future products.

MANUFACTURING AND ASSEMBLY

The MAKOplasty solution includes both off-the-shelf and custom made components produced to our specifications by various third parties. We purchase major components of the RIO system, including the computer hardware, the camera used in connection with our tracking system, robotic controller components, bone cutting instrumentation, the molded plastic and machined metal parts, and the various electro-mechanical components that support the RIO system from a number of suppliers. We internally develop the software components and license certain software components that are generally available for commercial use as open source software. We then assemble and integrate these various hardware components with our proprietary software to complete each RIO system. By assembling the final product at our facility, we are able to perform stringent quality assurance inspection and testing on each RIO system to best control the quality of the final product prior to shipment. A portion of our Fort Lauderdale facility is presently dedicated to these warehousing, assembly, testing and inspection activities.

Single source suppliers currently provide us with many of the major components of the RIO system. Our RESTORIS family of knee implant systems consist of implants that are custom made to our specifications by several outside manufacturers. Our RESTORIS family of hip implant systems currently consist of off-the-shelf hip implant systems supplied to us by outside suppliers.

We generally purchase our components through purchase orders and do not have long-term contracts with most of our suppliers. We have, however, entered into long-term contractual arrangements with some of our suppliers, including several single source suppliers, and we are currently negotiating long-term contractual arrangements with many of our remaining suppliers. We also have provided blanket purchase orders and have entered into long-term pricing arrangements with certain suppliers who are not under a long-term contractual arrangement such as key suppliers of the critical components of our products and suppliers to whom we make significant payments for products and services.

By providing blanket purchase orders and entering into long-term contracts and pricing arrangements, we intend to develop and maintain buffer inventory levels at various points in our supply chain to minimize supply risk, which may result in increased excess inventory or obsolescence risk due to technological advancements of our products or change in demand for our products. In addition, we intend to achieve improvements in our manufacturing operations and in our cost of revenue by continuing to improve our procurement and outside manufacturing processes. We have also continued to upgrade our management information systems and to implement enhanced quality assurance, inventory and cost controls to improve the efficiency of our manufacturing operations, maintain product quality, reduce our cost of sales and increase our profitability.

Our operations and those of the suppliers and manufacturers we use are subject to extensive regulation by the FDA under its Quality System Regulations, or QSR, as well as numerous post-market requirements. Our operations and those of our suppliers and manufacturers will also be subject to international regulatory requirements as we expand our operations or business overseas. Our facility is FDA registered and is required to be compliant with the FDA's QSR. We have instituted a quality management system to evaluate and monitor compliance internally and by our suppliers and manufacturers. Our facility and the facilities of our suppliers and manufacturers we use are subject to periodic, announced and unannounced inspections by regulatory authorities, including the FDA and other governmental agencies. We were audited by the FDA in January 2009, during which we received certain inspectional observations. We have addressed the observations and submitted responses to the FDA on a voluntary basis. We believe all inspectional observations were resolved and we received the establishment inspection report (EIR) from the FDA in August 2009. We continue to monitor our quality management efforts in order to improve our overall level of compliance. To date, our facilities have not been inspected by any other regulatory authorities.

INTELLECTUAL PROPERTY

We must develop, maintain and protect the proprietary aspects of our products and technologies to remain competitive in the marketplace. Our intellectual property portfolio includes rights to patents, patent applications and other intellectual property that we wholly own or license from others. We seek patent and other intellectual property protection in the U.S. and internationally for our products and technologies where available and when appropriate. While our intellectual property portfolio is an important element of our success, our business as a whole is not significantly dependent on any one patent.

We also rely on other forms of intellectual property rights, including copyright, trademark, trade secrets and know-how, to develop, maintain and protect the proprietary aspects of our products and technologies. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

Despite measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, our competitors may independently develop similar technologies. Although patents may provide some degree of protection for our intellectual property, patent protection involves complex legal and factual determinations and is therefore uncertain.

Wholly Owned Patents and Patent Applications

Since our inception, as we have progressed in the development of our innovative products, we have filed original patent applications capturing the valuable novelty of our technologies. In the third quarter of 2011, we received notification from the United States Patent and Trademark Office of the allowance of our MAKOplasty patent application, entitled "Haptic Guidance System and Method," which claims what we believe are fundamental elements of any viable robotic solution for orthopedic surgery. Following such allowance, as of February 29, 2012, we held fourteen wholly owned granted U.S. patents, eighteen jointly owned granted U.S. patents, sixty-three wholly owned pending U.S. patent applications, three jointly owned pending U.S. patent applications, twenty-one wholly owned granted foreign patents, eighty-one wholly owned foreign patent applications, and twelve jointly owned foreign patent applications. The first of our currently granted U.S. patents was filed in March 2003 and may expire as late as March 2023, exclusive of any statutory extensions or reductions.

All of our wholly owned patents and patent applications are either used in our current products or relate to core technologies used in our products, such as CAS, robotics, haptics and implants. Our jointly owned granted patents and pending patent applications, which we acquired in February 2010 from Z-Kat, Inc., our predecessor company, relate to CAS and are subject to a prior license to Biomet Manufacturing Corp., or Biomet. Under this prior license, we can only use such jointly owned intellectual property in combination with robotic technologies, and not on a stand-alone basis.

We are continuing to pursue additional U.S. and foreign patent applications on key inventions to enhance our intellectual property portfolio.

Licensed Patents and Patent Applications

From time to time, we have entered into license agreements related to our current product offerings and our research and development projects, ranging in scope from non-exclusive licensing arrangements to exclusive licensing arrangements in a particular field related to our business. For example, in September 2005, we entered into a license agreement pursuant to which we obtained an exclusive, worldwide license to bone registration and tracking patents for use in the field of human interactive robotics in orthopedics and a non-exclusive license in the field of orthopedics generally. In addition, in May 2009, we entered into a non-exclusive license to a sizable portfolio of haptic technology patents for use in the field of orthopedics in combination with a robotic medical system. In August 2011, we expanded this license to include exclusive rights to the same portfolio in substantially the same field. We anticipate that we will continue to enter into license agreements from time to time, as necessary.

As of February 29, 2012, we had licensed rights to eighty-one U.S. and three foreign granted patents, and we had licensed rights to thirty-seven U.S. and three foreign pending patent applications. The majority of these patents and applications are either used in our current products or relate to core technologies used in our products, such as CAS, robotics, haptics and implants. We regard some of these licensed patents as significant to our intellectual property portfolio because they deal with a core technology and potentially enable us to exclude others from practicing the claimed technology. We also have rights to additional third-party patents and intellectual property that relate to our core technologies, but are not currently used in our products. Some of our CAS licensed patents are subject to the Biomet license, limiting us to using such licensed patents only in combination with robotic technologies and not on a stand-alone basis. The last licensed patent may expire as late as 2030.

COMPETITION

Our success depends on convincing hospitals, surgeons and patients to utilize our robotic arm technology to treat osteoarthritic disease. We face competition from large, well-known companies that dominate the market for orthopedic products, principally Biomet, Inc., DePuy Orthopedics, Inc., a Johnson & Johnson company, Smith & Nephew, Inc., Stryker Corporation, and Zimmer Holdings, Inc. Each of these companies offers conventional instruments and implants for use in conventional total and partial knee replacement surgeries and total hip replacement surgeries, and some of these companies offer patient specific instrumentation and implants and "intelligent" alignment guides for use in conventional total and partial knee replacement surgeries, which may compete with our MAKOplasty solution and negatively impact sales of our RIO system. A number of these and other companies also offer CAS systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site. In addition, Biomet has a license from us to certain jointly owned and licensed intellectual property rights in CAS for use in the field of orthopedics. The license is non-exclusive with respect to use of CAS intellectual property in combination with robotic technologies and exclusive with respect to all other uses within the field of orthopedics, which could enable them to compete with us.

Currently, we are not aware of any well-known orthopedic companies that broadly offer robotic technologies in combination with CAS. These large, well-known orthopedic companies, however, have the ability to acquire and develop robotic technologies that may compete with our products. We are aware of certain companies developing robotic applications in orthopedics and others commercializing customized implants and instruments for early and mid-stage arthroplasty solutions. For example, CUREXO Technology Corporation has engaged in marketing in the United States of its ROBODOC® Surgical System, which received 510(k) marketing clearance from the FDA in August 2008 for total hip arthroplasty procedures.

We also face competition from other medical device companies that may seek to extend robotic technologies and minimally invasive approaches and products that they have developed for use in other parts of the human anatomy to arthroplasty. Even if these companies currently do not have an established presence in the field of orthopedics, they may attempt to apply their robotic technologies to the field of orthopedics to compete directly with us.

Even if our RIO system is commercially successful and becomes a market leader in the field of orthopedics with robotic arm technology, our implant products may face substantial competition from implants offered by the well-known companies currently in the market for orthopedic products. We have designed our products so that our RIO system only works with our implant products. We also contractually require purchasers of our RIO system to use only our implants in connection with MAKOplasty procedures. We cannot guarantee, however, that these measures will be effective or that our customers will agree to such contracts in the future. Accordingly, if use of the RIO system becomes more prevalent, competitors may attempt to market their implant products for use with the RIO system and compete directly with our implant products.

We believe that the principal competitive factors in our market include:

- the safety and efficacy of the procedure and product offerings, as documented through published studies and other clinical reports;

- product benefits, including the ability to offer orthopedic surgeons a complete solution for orthopedic procedures;

- the cost of product offerings and the availability of product coverage and reimbursement from third-party payors, insurance companies and others parties;

- the strength of acceptance and adoption by orthopedic surgeons and hospitals;

- the ability to deliver new product offerings and enhanced technology to expand or improve upon existing applications through continued research and development;

- the quality of training, services and clinical support provided to surgeons and hospitals;

- the ability to provide proprietary products protected by strong intellectual property rights; and

- the ability to offer products that are intuitive and easy to learn and use.

Many of our competitors have significantly greater financial, human and other resources than we do, and have established relationships with healthcare professionals, customers and third-party payors. In addition, many of our competitors have established and more globally positioned sales and distribution networks, greater resources for product development, additional lines of products and the ability to offer financial incentives such as rebates, bundled products or discounts on other product lines that we cannot provide. Our products could also be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors. These competitive factors may negatively affect our ability to convince surgeons to utilize our RIO system and implant products and result in our inability to acquire technology, products and businesses from other parties to develop our current and planned versions of the RIO system and related products.

REGULATORY REQUIREMENTS OF THE U.S. FOOD AND DRUG ADMINISTRATION

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the U.S. and other countries. Most notably, all of our products sold in the U.S. are subject to regulation as medical devices under the Federal Food, Drug, and Cosmetic Act, or the FDCA, as implemented and enforced by the FDA. The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products we manufacture, promote and distribute domestically or export internationally are safe and effective for their intended uses:

- product design, preclinical and clinical development and manufacture;

- product premarket clearance and approval;

- product safety, testing, labeling and storage;

- record keeping procedures;

- product marketing, sales and distribution; and

- post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. will require either premarket notification, or 510(k), clearance or approval of a premarket approval application, or PMA, from the FDA. The FDA classifies medical devices into one of three classes. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA's general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA's QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Class II devices are subject to the FDA's General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device (Special Controls). Manufacturers of most class II and some class I devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. This process is generally known as 510(k) marketing clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in class III, requiring approval of a PMA.

510(k) Marketing Clearance Pathway

To obtain 510(k) marketing clearance, we must submit a premarket notification demonstrating that the proposed device is "substantially equivalent" to a legally marketed "predicate device" that is either in class I or class II, or to a class III device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. A Special 510(k) is an abbreviated 510(k) application which can be used to obtain clearance for certain types of device modification such as modifications that do not affect the intended use of the device or alter the device's fundamental scientific technology. A Special 510(k) generally requires less information and data than a complete, or Traditional 510(k). In addition, a Special 510(k) application often takes a shorter period of time, which could be as short as 30 days, than a Traditional 510(k) marketing clearance application, which can be used for any type of 510(k) device. FDA's 510(k) marketing clearance pathway usually takes from three to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. There is no guarantee that the FDA will grant 510(k) marketing clearance for our future products and failure to obtain necessary clearances for our future products would adversely affect our ability to grow our business.

The FDA is currently considering proposals to reform its 510(k) marketing clearance process and such proposals could include increased requirements for clinical data and a longer review period. For example, in July 2011, the FDA issued a draft guidance document entitled "510(k) Device Modifications: Deciding When to Submit a 510(k) for a Change to an Existing Device," which is intended to assist manufacturers in deciding whether to submit a new 510(k) for changes or modifications made to the manufacturer's previously cleared device. Once finalized, the draft guidance will replace the 1997 guidance document on the same topic. The new draft guidance would make substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. Specifically, the new draft guidance, once finalized, would take a more conservative approach and require new 510(k)s for certain changes or modifications to existing, cleared devices that might not have triggered new 510(k)s under the 1997 guidance. We cannot predict which of the 510(k) marketing clearance reforms currently being discussed and/or proposed might be enacted, finalized or implemented by the FDA and whether the FDA will propose additional modifications to the regulations governing medical devices in the future. Any such modification could have a material adverse effect on our ability to commercialize our products.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA

can require the manufacturer to cease marketing and/or recall the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to the RIO system and other products that we believe do not require new 510(k) marketing clearances. We cannot assure you that the FDA would agree with any of our decisions not to seek 510(k) marketing clearance or PMA approval.

Certain of our currently marketed products, such as our RIO system, are class II devices marketed pursuant to 510(k) marketing clearances. In January 2008, we obtained 510(k) marketing clearance from the FDA for version 1.2 of our TGS, the predecessor to our RIO system. We originally submitted a Special 510(k) application in September 2007, which the FDA subsequently indicated was converted to a Traditional 510(k) application. On November 1, 2007, the FDA provided us with a letter requesting additional information in which the FDA, among other things, asked us to justify our proposed use of the terms "haptic" and "robot" in the labeling of version 1.2 of our TGS. Through subsequent correspondence and communications, the FDA indicated that we needed to use the term "tactile" in lieu of "haptic" and the term "robotic arm" in lieu of "robot," as appropriate, when these terms are used to market our products and in order to obtain timely clearance of our 510(k) submission. The FDA granted 510(k) marketing clearance for version 1.2 of our TGS with those terms. See Item 1A, Risk Factors, "Risks Related to Our Business — We are currently required by the FDA to refrain from using certain terms to label and market our products, which could harm our ability to market and commercialize our current and future products."

Version 1.3 of our TGS did not require submission of a 510(k) application. We received 510(k) marketing clearance from the FDA for the RIO system in the fourth quarter of 2008. Versions 2.1, 2.2, 2.3, and 2.4 of the RIO system did not require submission of a 510(k) application. In the first quarter of 2012, we received 510(k) marketing clearance from the FDA for version 2.5 of the RIO system, which has not yet been commercially released.

We received 510(k) marketing clearance from the FDA for an application that assists a surgeon in acetabular reaming during total hip arthroplasty, the predecessor application to our MAKOplasty THA application, in June 2009 for use with the TGS platform and in September 2009 for use with the RIO system. In February 2010, we received 510(k) marketing clearance for our MAKOplasty THA application, which assists a surgeon in performing all components of a total hip arthroplasty using the RIO system.

We received 510(k) marketing clearance from the FDA for our RESTORIS unicompartmental knee implant system in the fourth quarter of 2007, certain predecessor components of our RESTORIS MCK multicompartmental knee implant system in the second quarter of 2008, and our RESTORIS MCK multicompartmental knee implant system in the fourth quarter of 2008.

PMA Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process or is not otherwise exempt from the FDA's premarket clearance and approval requirements. A PMA must generally be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. No device that we have marketed to date has required premarket approval. During the review period, the FDA will typically request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel's recommendation. In addition, the FDA will generally conduct a pre-approval inspection of our or our third-party manufacturers' or suppliers' manufacturing facility or facilities to ensure compliance with the QSR.

New PMAs or PMA supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device's indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. None of our products is currently approved under a PMA approval. However, we may in the future develop devices which will require the approval of a PMA. There is no guarantee that the FDA will grant PMA approval of our future products and failure to obtain necessary approvals for our future products would adversely affect our ability to grow our business.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) marketing clearance. Such trials generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patient's informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the U.S. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Post-Market Studies

To date, none of our submissions to the FDA has required the submission of clinical data and all of our studies to date have been post-market studies. As of February 29, 2012, we have seventy scientific studies, either recently completed or in progress, which are aimed at measuring the clinical and economic value of MAKOplasty as follows: nine studies are focused on quantifying the accuracy of MAKOplasty procedures; twelve studies are focused on assessing basic clinical and radiographic outcomes; eight studies are focused evaluating the functional and kinematic outcomes of patients; seventeen studies are focused on supporting implant design and product development; nineteen studies are focused on codifying surgical technique, ergonomic robotic use, and surgical indications; and five studies are focused on quantifying the economic impact of less invasive and more accurate arthroplasty. As of February 29, 2012, we have three published book chapters related to MAKOplasty and robotic surgery, twenty-five published peer-reviewed manuscripts, one hundred forty-nine peer-reviewed abstracts accepted at conferences, and fifteen completed whitepapers.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. In addition to the requirements below, the Medical Device Reporting, or MDR, regulations require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. See Item 1A, Risk Factors, "Risks Related to Regulatory Compliance," for further information regarding our reporting obligations under MDR regulations. Additional regulatory requirements include:

- product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

- QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

- labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

- clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;

- approval of product modifications that affect the safety or effectiveness of one of our approved devices;

- post-approval restrictions or conditions, including post-approval study commitments;

- post-market surveillance regulations, which apply, when necessary, to protect the public health or to provide additional safety and effectiveness data for the device;

- the FDA's recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

- notices of corrections or removals.

We must also register with the FDA as a medical device manufacturer and must obtain all necessary state permits or licenses to operate our business. As a manufacturer, we are subject to announced and unannounced inspections by the FDA to determine our compliance with FDA's QSR and other regulations. We were audited by the FDA in January 2009, we believe all inspectional observations were subsequently resolved, and we received the establishment inspection report (EIR) from the FDA in August 2009.

Failure to comply with applicable regulatory requirements, including delays in or failures to report incidents to the FDA as required under the MDR regulations, can result in enforcement action by the FDA, which may include any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

- customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

- withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;

- refusal to grant export approval for our products; or

- criminal prosecution.

We cannot assure you that we have adequately complied with all regulatory requirements or that one or more of the referenced sanctions will not be applied to us as a result of a failure to comply.

International Marketing Approvals

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ.

The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Each European Union member state has implemented legislation applying these directives and standards at the national level. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Devices that comply with the requirements of the laws of the relevant member state applying the applicable European Union directive are entitled to bear CE conformity marking and, accordingly, can be commercially distributed throughout the member states of the European Union and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a "Notified Body," an independent and neutral institution appointed to conduct conformity assessment. This third-party assessment consists of an audit of the manufacturer's quality system and clinical information, as well as technical review of the manufacturer's product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. In addition, compliance with ISO 13845 on quality systems issued by the International Organization for Standards, among other standards, establishes the presumption of conformity with the essential requirements for a CE marking. In addition, many countries apply requirements in their reimbursement, pricing or health care systems that affect companies' ability to market products.

In November 2008, the British Standards Institute, or BSI, our Notified Body, conducted an annual assessment of our quality management system, which concluded that our quality management system complied with the requirements of ISO13485 in all material respects. In December 2009, we received a major nonconformance in our annual assessment by BSI. We implemented corrective actions and in March 2010 the finding was officially closed by BSI. In December 2010, BSI conducted a full recertification audit of our quality management system and discovered no major nonconformances. BSI found us in compliance with the requirements of the Medical Devices Directive of the European Union and recommended continuation of our certification allowing us to apply the CE Mark to our products. In January 2012, we received two major nonconformances in our annual assessment by BSI and we are currently implementing corrective actions to address these nonconformances. We expect that BSI will continue to conduct annual audits to assess our compliance with BSI certification standards.

The RIO System, our RESTORIS onlay unicompartmental knee implant system, and our RESTORIS MCK onlay unicompartmental implant system were approved for CE marking in first quarter of 2010. Our RESTORIS MCK onlay patellofemoral and bicompartmental implant systems were approved for CE marking in the first quarter of 2011.

The following table summarizes the additional foreign approvals received to date with respect to the sale of our products:

Jurisdiction	RIO System	RESTORIS® MCK system (implants and instruments)	MAKOplasty THA application
Canada	First Quarter 2011	Second Quarter 2011	Third Quarter 2011
Korea	Third Quarter 2011	Second Quarter 2011	—
Turkey	Fourth Quarter 2011	Fourth Quarter 2011	—

HEALTH CARE LAWS AND REGULATIONS

Third-Party Reimbursement

In the U.S. and elsewhere, health care providers that perform surgical procedures using medical devices such as ours generally rely on third-party payors, including governmental payors such as Medicare and Medicaid and private payors, to cover and reimburse all or part of the cost of the products. Consequently, sales of medical devices are dependent in part on the availability of reimbursement to the customer from third-party payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. In general, third-party payors will provide coverage and reimbursement for medically reasonable and necessary procedures and tests that utilize medical devices and may provide separate payments for the implanted or disposable devices themselves. Most payors, however, will not pay separately for capital equipment, such as the RIO system. Instead, payment for the cost of using the capital equipment is considered to be covered as part of payments received for performing the procedure. In determining payment rates, third-party payors are increasingly scrutinizing the prices charged for medical products and services in comparison to other therapies. The procedures in which our products are used may not be reimbursed by these third-party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.

In addition, in many foreign markets, including the countries in the European Union, pricing of medical devices is subject to governmental control. In the U.S., there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments by governmental payors for medical devices, and the procedures in which medical devices are used.

In March 2010, comprehensive health care reform legislation was enacted through the passage of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Health Care Reform Legislation. Significant measures contained in the Health Care Reform Legislation include initiatives to revise Medicare payment methodologies, initiatives to promote quality indicators in payment methodologies (including the bundling of hospital and physician payments), initiatives related to the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, and annual reporting requirements related to payments to physicians and teaching hospitals. At this time it is not possible to predict whether these initiatives will have a positive or negative impact on us. The Health Care Reform Legislation also includes new taxes impacting certain health-related industries, including medical device manufacturers. Beginning in 2013, each medical device manufacturer will have to pay an excise tax (or sales tax) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. We believe that this excise

tax will apply to our products. In addition to the Health Care Reform Legislation, various healthcare reform proposals have also emerged at the state level. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. The taxes imposed by the Health Care Reform Legislation and the expansion in government's role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursements by payors for our products, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

Medicare and Medicaid

The Medicare program is a federal health benefit program administered by the Centers for Medicare and Medicaid Services, or CMS, that covers and pays for certain medical care items and services for eligible elderly, blind and disabled individuals, and individuals with end stage renal disease. The Medicaid program is a federal-state partnership under which states receive matching federal payments to fund healthcare services for the poor. Because we expect that a significant percentage of MAKOplasty patients will be Medicare beneficiaries, and because some private commercial health insurers and some state Medicaid programs may follow the coverage and payment policies for Medicare, Medicare's coverage and payment policies are significant to our business.

Medicare coverage for procedures using our technology currently exists in the hospital inpatient setting, which falls under Part A of the Medicare program. Under Medicare Part A, Medicare reimburses acute care hospitals a flat prospectively determined payment amount for beneficiaries receiving covered inpatient services in an acute care hospital. This method of payment is known as the prospective payment system, or PPS. Under PPS, the prospective payment for a patient's stay in an acute care hospital is determined by the patient's condition and other patient data and procedures performed during the inpatient stay using a classification system known as diagnosis related groups, or DRGs. CMS has implemented a revised version of the DRG system that uses Medicare Severity DRGs, or MS-DRGs, instead of the DRGs Medicare previously used. The MS-DRGs are intended to account more accurately for the patient's severity of illness when assigning each patient's stay to a payment classification. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient's stay is classified, regardless of the actual cost to the hospital of furnishing the procedures, items and services that the patient's condition requires. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the MS-DRG based payments made to hospitals for the services furnished to Medicare eligible inpatients in which the devices are utilized. For cases involving unusually high costs, a hospital may receive additional "outlier" payments above the pre-determined amount. In addition, there is a mechanism by which new technology services can apply to Medicare for additional payments above the pre-determined amount, although such requests have not been granted frequently.

Because PPS payments are based on predetermined rates and may be less than a hospital's actual costs in furnishing care, acute care hospitals have incentives to lower their inpatient operating costs by utilizing products, devices and supplies that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs. For each MS-DRG, a relative weight is calculated representing the average resources required to care for cases grouped in that particular MS-DRG relative to the average resources used to treat cases in all MS-DRGs. MS-DRG relative weights are recalculated every year to reflect changes in technology and medical practice in a budget neutral manner. Under the MS-DRG payment system, there can be significant delays in obtaining adequate reimbursement amounts for hospitals for new technologies such that reimbursement may be insufficient to permit broad acceptance by hospitals.

We believe that there are existing reimbursement codes that can be used for MAKOplasty procedures performed in the hospital inpatient setting and, with respect to unicompartmental MAKOplasty PKA procedures, the outpatient setting. Procedures for hospital inpatient billing are referenced by international classifications of diseases, clinical modification, or Expert ICD-9-CM, volume 3 procedure codes. Knee arthroplasty is billed under the primary ICD-9-CM code 81.54 ("Total Knee Replacement"), which is assigned to MS-DRG 469 ("Major Joint Replacement or Reattachment of Lower Extremity with Complication or Comorbidity") and MS-DRG 470 ("Major Joint Replacement or Reattachment of Lower Extremity without Major Complication or Comorbidity"). Hip arthroplasty is billed under the primary ICD-9-CM code 81.51 ("Total Hip Arthroplasty"), which is commonly assigned to MS-DRG 469 ("Major Joint Replacement or Reattachment of Lower Extremity with Complication or Comorbidity") and MS-DRG 470 ("Major Joint Replacement or Reattachment of Lower Extremity without Major Complication or Comorbidity"). We anticipate that Medicare will continue to reimburse hospitals under MS-DRGs 469 and 470 for MAKOplasty procedures, but CMS can revise MS-DRG assignments from year to year.

In addition to payments to hospitals for procedures using our technology, Medicare makes separate payments to physicians for their professional services. The American Medical Association, or AMA, has developed a coding system known as the Current Procedural Terminology, or CPT, codes, which have been adopted by the Medicare program to describe and develop payment amounts for certain physician services. The Medicare physician fee schedule uses CPT codes (and other codes) as part of the determination of allowable payment amounts to physicians. In determining appropriate payment amounts for surgeons, CMS receives guidance from the AMA regarding the relative technical skill level, level of resources used, and complexity of a new surgical procedure. Generally, the FDA approval of a new product is necessary, but not necessarily sufficient, for the designation of a new procedure code for a new surgical procedure using that product. Codes are assigned by either the AMA (for CPT codes) or CMS (for Medicare specific codes) and new codes usually become effective on January 1st of each year. Physicians performing MAKOplasty procedures using our technology submit bills under CPT codes 27446 ("Arthroplasty, knee, condyle and plateau; medial OR lateral compartment"), and 27438 ("Arthoplasty, patella with prosthesis") for services performed in connection with MAKOplasty PKA procedures, CPT codes 27130 ("Arthoplasty, acetabular and proximal femora prosthetic replacement (total hip arthroplasty), with or without autograft or allograft") and 27132 ("Conversion of previous hip surgery to total hip arthroplasty, with or without autograft or allograft") for services performed in connection with MAKOplasty THA procedures, and CPT codes 73700 ("CT lower extremity without contrast") and 72192 ("CT pelvis without contrast material") for imaging services related to MAKOplasty procedures. Physicians performing MAKOplasty PKA procedures using our technology in the outpatient setting also have available Ambulatory Payment Classifications, or APC, code 0425 and CPT code 27446 for unicompartmental arthroplasty and APC code 0048 and CPT code 27438 for patellofemoral procedures for the services performed in connection with such MAKOplasty PKA procedures. We cannot anticipate whether third-party payors will continue to reimburse physicians under these codes for services performed in connection with MAKOplasty procedures.

Commercial Insurers

In addition to the Medicare program, many private payors look to CMS policies as a guideline in setting their coverage policies and payment amounts. The current coverage policies of these private payors may differ from the Medicare program, and the payment rates they make may be higher, lower, or the same as the Medicare program. A decrease of, or limitation on, reimbursement payments for doctors and hospitals by CMS or other agencies may affect coverage and reimbursement determinations by many private payors. Additionally, some private payors do not follow the Medicare guidelines, and those payors may reimburse only a portion of the costs associated with the use of our products, or not at all.

Fraud and Abuse Laws

Because of the significant federal funding involved in Medicare and Medicaid, Congress and the states have enacted, and actively enforce, a number of laws whose purpose is to eliminate fraud and abuse in federal health care programs. Our business is subject to compliance with these laws.

Anti-Kickback Statutes and Federal False Claims Act

The federal healthcare programs' Anti-Kickback Statute prohibits persons from soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payments of cash and waivers of payments. The Health Care Reform Legislation amended the intent requirement of the Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of the Anti-Kickback Statute or specific intent in order to violate it. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, to issue a series of regulations, known as "safe harbors." These safe harbors, issued by the OIG beginning in July 1991, set forth provisions that, if all their applicable

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requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Government officials have focused their enforcement efforts on marketing of healthcare services and products, among other activities, and recently have brought cases against companies, and certain sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.

Another development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act's "whistleblower" or "qui tam" provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the Civil False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The Health Care Reform Legislation provides that the government may assert that a claim resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. In addition, companies have been prosecuted under the False Claims Act in connection with alleged off-label promotion of products. Our future activities relating to the reporting of wholesale or estimated retail prices for our products, the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, may be subject to scrutiny under these laws.

Additionally, several bills have been passed or are pending, at both the state and federal levels, that expand the anti-kickback laws to require, among other things, extensive tracking and maintenance of databases regarding relationships to physicians and healthcare providers. The Health Care Reform Legislation and proposed regulations impose new reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to physicians and teaching hospitals, effective in 2013. The implementation of the infrastructure to comply with these bills and regulations could be costly and any failure to provide the required information may result in civil monetary penalties.

We believe our current consulting agreements with physicians represent legitimate compensation for needed documented services actually furnished to us. However, engagement of physician consultants by orthopedic medical device manufacturers has recently been subject to heightened scrutiny, and has resulted in four of the major orthopedic medical device implant manufacturers entering deferred prosecution agreements with the federal government and agreeing to pay substantial amounts to the federal government in settlement of Anti-Kickback Statute allegations, and all such companies submitting to supervision by a court appointed monitor throughout the term of the eighteen month agreements. In this environment, our engagement of physician consultants in product development and product training and education could subject us to similar scrutiny. We are unable to predict whether we would be subject to actions under the Anti-Kickback Statute or False Claims Act or any similar state law, or the impact of such actions.

However, the costs of defending such claims, as well as any sanctions imposed or negative public perceptions resulting therefrom, could have a material adverse effect on our financial performance.

As part of our internal compliance program, we review our sales and marketing materials, contracts and programs with counsel, and require employees and marketing representatives to participate in regular training. We also have adopted and train our personnel on the Code of Ethics for Interactions with Health Care Professionals promulgated by the Advanced Medical Technology Association, or AdvaMed, a leading trade association representing medical device manufacturers. However, we cannot rule out the possibility that the government or other parties could interpret these laws differently and challenge one or more of our activities under these laws.

HIPAA and Other Fraud and Privacy Regulations

Among other things, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA health care fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

In addition to creating the two new federal healthcare crimes, regulations implementing HIPAA also establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses, which are referred to as "covered entities." Three standards have been promulgated under HIPAA's regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information.

In 2009, Congress passed the American Recovery and Reinvestment Act of 2009, or ARRA, which included sweeping changes to HIPAA, including an expansion of HIPAA's privacy and security standards. ARRA includes the Health Information Technology for Economic and Clinical Health Act, or HITECH, which, among other things, made HIPAA's privacy and security standards directly applicable to "business associates" of covered entities effective February 17, 2010. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of protected health information in connection with recognized health care operations activities. We believe that we are neither a covered entity nor, as of February 17, 2010, a business associate of our hospital customers. As such, we believe that we are not directly subject to these HIPAA standards; however, there is no guarantee that the government will agree with our determination. If the government determines that we are a business associate, we could be subject to enforcement measures, including civil and criminal penalties and fines for violations of the privacy or security standards. For the purpose of avoiding risk associated with our exposure to individually identifiable health information, we have voluntarily adopted and trained our personnel on an internal policy addressing the fundamentals of HIPAA compliance. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards entails significant costs for us.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Anti-Bribery Laws

Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties in the U.S. and abroad. These numerous and sometimes conflicting laws and regulations include U.S. laws such as the Foreign Corrupt Practices Act, or FCPA, and foreign laws such as the United Kingdom's Bribery Act prohibiting corrupt payments to government officials. The FCPA prohibits U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment. The FCPA also requires companies to maintain records that fairly and accurately reflect transactions and maintain internal accounting controls. In many countries, hospitals are government-owned and healthcare professionals employed by such hospitals, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. Additionally, recently enacted U.S. legislation increases the monetary reward available to whistleblowers who report violations of federal securities laws, including the FCPA, which may result in increased scrutiny and allegations of violations of these laws and regulations. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business, and damage to our reputation. Although we have implemented training, policies, and procedures designed to ensure compliance with these laws, there can be no assurance that our employees, contractors, or agents will not violate our policies.

EMPLOYEES

As of February 29, 2012, we had 429 employees, 184 of whom were engaged in sales and marketing, 89 in research and development, 62 in assembly, manufacturing and service, 44 in regulatory, clinical affairs and quality activities and 50 in general administrative and accounting activities. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

CORPORATE INFORMATION

We were incorporated in Delaware in November 2004. Our common stock is traded on The NASDAQ Global Select Market under the ticker symbol "MAKO". Our principal executive offices are located at 2555 Davie Road, Fort Lauderdale, Florida 33317, and our telephone number is (954) 927-2044. From our Internet website, *http://www.makosurgical.com*, you may obtain additional information about us including:

- Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including amendments to these reports, and other documents as soon as reasonably practicable after we file them with the Securities and Exchange Commission, or the SEC;

- Beneficial ownership reports filed by officers, directors and principal security holders under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act; and

- Corporate governance information that includes our

  o Corporate Governance Guidelines

  o Audit Committee Charter

  o Compensation Committee Charter

  o Corporate Governance and Nominating Committee Charter

  o Code of Business Conduct and Ethics

  o Information on how to communicate directly with our board of directors

We will also provide printed copies of any of these documents to any stockholder upon request. The contents of our Internet website are not intended to be incorporated by reference into this report or in any other report or document we file and any references to our website are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently treat as immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

RISKS RELATED TO OUR BUSINESS

Adverse changes in economic conditions and reduced spending on innovative medical technology may adversely impact our business.

The purchase of a RIO system is discretionary and requires our customers to make significant initial commitments of capital and other resources. In addition, purchase of a RIO system requires a commitment to purchase exclusively from us other products and services, including our RESTORIS family of implant systems. Continuing weak economic conditions, or a reduction in healthcare technology spending even if economic conditions improve, could adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services and reduced unit sales.

Current credit and financial market conditions could delay or prevent our customers from obtaining financing to purchase or lease a RIO system, which would adversely affect our business, financial condition and results of operations.

Due to the continued tightening of credit markets in the recent past and concerns regarding the availability of credit, both domestically and abroad, our customers and overseas distributors may be delayed in obtaining, or may not be able to obtain, necessary financing for their purchases or leases of the RIO system. These delays may in some instances lead to our customers or overseas distributors postponing the shipment and installation of previously ordered systems, cancelling their system orders, postponing their system installation or cancelling their agreements with us. An increase in delays and order cancellations of this nature could adversely affect our product sales and revenues and, therefore, harm our business and results of operations.

Negative worldwide economic conditions and the long lead times required by certain suppliers could prevent us from accurately forecasting demand for our products, which could adversely affect our operating results.

The continued negative worldwide economic conditions and market instability makes it increasingly difficult for us, our customers, our overseas distributors and our suppliers to accurately forecast future product demand trends, which could cause us to order and/or produce excess products that can increase our inventory carrying costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in our products, that could result in an inability to satisfy demand for our products and a resulting material loss of revenue.

In addition, certain of our suppliers may require extensive advance notice of our requirements in order to produce products in the quantities we desire. This long lead time may require us to place orders far in advance of the time when certain products will be offered for sale, thereby also making it difficult for us to accurately forecast demand for our products, exposing us to risks relating to shifts in consumer demand and trends and adversely affecting our operating results.

We may not have sufficient funding to complete the development and commercialization of our existing and future products and the prolonged weak worldwide economic conditions may hamper our efforts to raise additional capital to run our business.

To date, we have not achieved profitability. We anticipate that we will continue to incur substantial net losses for at least the next two years as we expand our sales and marketing capabilities in the orthopedic products market, continue our commercialization of the RIO system, MAKOplasty PKA application, MAKOplasty THA application, our RESTORIS family of implant systems, commence commercialization of future products, and continue to develop the corporate infrastructure required to sell and market our products. We also expect to experience increased cash requirements for inventory and property and equipment in conjunction with the continued commercialization of our RESTORIS family of implant systems, MAKOplasty PKA and THA applications and our RIO system, and the anticipated commercialization of future products. Given the continued weak economic conditions, we may be unable to

obtain additional financing. As a result, we may be required to reduce the scope of, delay or eliminate some or all of our current and planned research, development and commercialization activities. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could materially harm our business and results of operations.

We believe our existing cash, cash equivalents, short-term investment balances, and interest income we earn on these balances, if any, will be sufficient to meet our anticipated cash requirements through at least the next twelve months. To the extent our available cash, cash equivalents and short-term investment balances are insufficient to satisfy our operating requirements, we will need to seek additional sources of funds, including selling additional equity or debt securities or entering into a credit facility, or modify our current business plan. The sale of additional equity and debt securities may result in dilution to our current stockholders or may require us to grant a security interest in our assets. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our common stock and could contain covenants that could restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, or at all.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as future versions of the RIO system and our RESTORIS family of implant systems, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of the products and successfully deliver commercial products to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

- the revenue generated by sales of our current and future products;

- the expenses we incur in selling and marketing our products and supporting our growth;

- the costs and timing of regulatory clearance or approvals for new products or upgrades or changes to our current products;

- the rate of progress, cost, and success or failure of on-going development activities;

- the emergence of competing or complementary technological developments;

- the costs of filing, prosecuting, defending and enforcing any patent or license claims and other intellectual property rights, or participating in litigation related activities;

- the terms and timing of any collaborative, licensing, or other arrangements that we may establish;

- the acquisition of businesses, products and technologies; and

- general economic conditions and interest rates, including the continuing weak conditions.

Our reliance on third-party suppliers, including single source suppliers, for our implants and nearly all components of our RIO system could harm our ability to meet demand for our products in a timely and cost effective manner.

We rely on third-party suppliers to manufacture and supply our implants and nearly all components used in our RIO system, other than software. We currently rely on a number of single source suppliers to provide us with many of the major components of the RIO system. We currently do not have long-term contracts with most of our suppliers. As a result, some of our suppliers are not required to provide us with any guaranteed minimum production levels, and we cannot assure you that we will be able to obtain sufficient quantities of key components in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

- Our suppliers may encounter financial hardships as a result of unfavorable economic and market conditions unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements;

- Suppliers may fail to comply with regulatory requirements, be subject to lengthy compliance, validation or qualification periods, or make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in supplying of our products to our customers;

- Newly identified suppliers may not qualify under the stringent regulatory standards to which our business is subject;

- We or our suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our suppliers may have excess or inadequate inventory of materials and components;

- We may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

- We may experience delays in delivery by our suppliers due to changes in demand from us or their other customers;

- We or our suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems;

- Our suppliers may be subject to allegations by other parties of misappropriation of proprietary information in connection with their supply of products to us, which could inhibit their ability to fulfill our orders and meet our requirements;

- Fluctuations in demand for products that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

- Our suppliers may wish to discontinue supplying components or services to us for risk management reasons; and

- We may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable.

If any of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products. If we are unable to satisfy commercial demand for the RIO system or our RESTORIS family of implant systems in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use our competitors' products. In addition, we could be forced to secure new or alternative components through a replacement supplier. Securing a replacement supplier could be difficult, especially for complex components such as motors, encoders, brakes and certain RIO system components that are manufactured in accordance with our custom specifications. The introduction of new or alternative components may require design changes to our system that are subject to FDA and other regulatory clearances or approvals. We may also be required to assess the new manufacturer's compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation and experience an adverse effect on our business and financial results.

We are an early-stage medical device company with a limited operating history and our business may not become profitable.

We are an early-stage medical device company with a limited operating history. Our products with 510(k) marketing clearance from the FDA are versions 1.0, 1.2 and 1.3 of our TGS, versions 2.0, 2.1, 2.2, 2.3, and 2.4 of our RIO system, our hip application, and inlay and onlay implant systems for use in partial knee resurfacing procedures. In the first quarter of 2012, we received 510(k) marketing clearance from the FDA for version 2.5 of the RIO system, which has not yet been commercially released. The future success of our business depends on our ability to continue to develop and obtain regulatory clearances or approvals for innovative and commercially successful products in our field, which we may be unable to do in a timely manner, or at all. Our success and ability to generate revenue or be profitable also depends on our ability to establish our sales and marketing force, generate product sales and control costs, all of which we may be unable to do. We have a limited history of operations upon which you can evaluate our business and our operating expenses are continuing to increase. Our lack of any significant operating history also limits your ability to make a comparative evaluation of us, our products and our prospects.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for at least the next two years.

We have sustained net losses in every fiscal year since our inception in 2004, including a net loss of $36.1 million for the year ended December 31, 2011. As of December 31, 2011, we had total stockholders' equity of $100.4 million. We expect to continue to incur significant operating losses as we increase our sales and marketing activities and otherwise continue to invest capital in the development of our products and our business generally. We also expect that our general and administrative expenses will continue to increase due to the planned further increase in the number of employees necessary to support the sales and marketing efforts associated with the growing commercialization of MAKOplasty and an increased number of employees necessary to support our continued growth in operations. Our losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our stockholders' equity and working capital and could result in a decline in our stock price or cause us to cease operations.

We rely on intellectual property that we license from others, and if we are unable to maintain these licenses or obtain additional licenses that we may need, our ability to compete will be harmed.

We rely on intellectual property that we license or sublicense from others, including patented technology that is integral to our RIO system and RESTORIS family of implant systems. As of February 29, 2012, we had licensed rights to eighty-one U.S. and three foreign third-party granted patents, and we had licensed rights to thirty-seven U.S. and three foreign third-party pending patent applications. The majority of these patents and applications are either used in our current products or relate to core technologies used in our products, such as computer assisted surgery, or CAS, robotics, haptics and implants. We regard some of these patents and applications as significant to our intellectual property portfolio because they deal with a core technology and potentially enable us to exclude others from practicing the claimed technology. Some of our CAS licensed patents are subject to the Biomet license, limiting us to using such licensed patents only in combination with robotic technologies and not on a stand-alone basis. Third parties may terminate a license in the event that we fail to make required payments or for other causes. In the event a third party terminates a license agreement, we cannot assure you that we could acquire another license to adequately replace the product, technology or method covered by the terminated license. If we fail to maintain our current licenses, our ability to compete in the orthopedic market will be harmed.

In addition, as we enhance our current product offerings and develop new ones, including the RIO system and our RESTORIS family of implant systems, we may find it advisable or necessary to seek additional licenses from other parties who hold patents covering technology or methods used in these products. If we cannot obtain these additional licenses, we could be forced to design around those patents at additional cost or abandon the product altogether. As a result, our ability to grow our business and compete in the implant market may be harmed. See "Risks Related to Our Intellectual Property."

We are currently required by the FDA to refrain from using certain terms to label and market our products, which could harm our ability to market and commercialize our current or future products.

On September 28, 2007, we submitted a Special 510(k) application to the FDA for version 1.2 of our TGS which the FDA converted to a Traditional 510(k) application. On November 1, 2007, the FDA provided us with a letter requesting additional information in which the FDA, among other things, asked us to justify our proposed use of the terms "haptic" and "robot" in the labeling of version 1.2 of our TGS. Through subsequent correspondence and communications, the FDA indicated that we needed to use the term "tactile" in lieu of "haptic" and the term "robotic arm" in lieu of "robot," as appropriate, when these terms are used to market our products. The FDA granted 510(k) marketing clearance in January 2008 for version 1.2 of our TGS with those terms. Because the FDA currently requires us to use the terms "tactile" or "robotic arm," we revised the promotional and labeling materials for our existing products, including the RIO system, and may need to consider the use of modified language for our future products. As a result, our ability to market and commercialize our products and our growth may be harmed.

Modifications to our currently FDA cleared products or the introduction of new products may require new regulatory clearances or approvals or require us to recall or cease marketing our current products until clearances or approvals are obtained.

To date, we have not been required by the FDA to obtain premarket approval, or PMA, nor to conduct any clinical trials in support of our application for 510(k) marketing clearance of our products. Modifications to our

products, however, may require new regulatory approvals or clearances or require us to recall or cease marketing the modified products until these clearances or approvals are obtained. Any modification to one of our 510(k) cleared products that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device would require us to obtain a new 510(k) marketing clearance and may even, in some circumstances, require the submission of a PMA, if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer's decision. In the fourth quarter of 2008 we received 510(k) marketing clearance from the FDA for the RIO system and for the RESTORIS MCK multicompartmental knee implant system, which the RIO system is designed to support. Since obtaining 501(k) marketing clearance for the RIO system, we have made additional upgrades to the RIO system (namely, versions 2.1, 2.2, 2.3, and 2.4) that we believe were cleared under our 510(k) marketing clearance for the RIO system and therefore did not require additional filings for clearance or approval. In the first quarter of 2012, we received 510(k) marketing clearance from the FDA for version 2.5 of the RIO system, which has not yet been commercially released. In the first quarter of 2010, we received 510(k) marketing clearance from the FDA for our MAKOplasty THA application. We may continue to make additional modifications in the future to the RIO system and associated applications without seeking additional clearances or approvals if we believe such clearances or approvals are not necessary. In July 2011, the FDA issued a draft guidance document entitled "510(k) Device Modifications: Deciding When to Submit a 510(k) for a Change to an Existing Device," which is intended to assist manufacturers in deciding whether to submit a new 510(k) for changes or modifications made to the manufacturer's previously cleared device. Once finalized, the draft guidance will replace the 1997 guidance document on the same topic. The new draft guidance would make substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. Specifically, the new draft guidance, once finalized, would take a more conservative approach and require new 510(k)s for certain changes or modifications to existing, cleared devices that might not have triggered new 510(k)s under the 1997 guidance. If the FDA disagrees with our past or future decisions not to seek new 510(k)s for changes or modifications to existing devices and requires new clearances or approvals for the modifications, we may be required to recall and stop marketing our products as modified, which could cause us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. Any of these actions would harm our operating results.

Obtaining clearances and approvals can be a difficult and time consuming process, and we may not be able to obtain any of these or other clearances or approvals in a timely manner, or at all. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

Moreover, clearances and approvals are subject to continual review, and the later discovery of previously unknown problems can result in product labeling restrictions or withdrawal of the product from the market. The loss of previously received approvals or clearances, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

We depend on the success of a limited portfolio of products for our revenue, which could impair our ability to achieve profitability.

We expect to derive most of our revenue from capital sales of our RIO system, future applications to the RIO system, recurring sales of implants and disposable products required for each MAKOplasty procedure, and service plans that are sold with the RIO system. Currently, the only line of products that has been commercially introduced and received 510(k) marketing clearance is versions 1.0 and 1.2 of our TGS, the off-the-shelf inlay and onlay knee implant systems for use in unicompartmental knee resurfacing procedures, versions 2.0, 2.1, 2.2, 2.3. and 2.4 of the RIO system and our RESTORIS family of implant systems. Our future growth and success is dependent on the successful commercialization of the RIO system and related applications and our RESTORIS family of implant systems. If we are unable to achieve commercial acceptance of MAKOplasty, obtain regulatory clearances or approvals for future products, including products to treat other joints of the human body or experience a decrease in the utilization of our product line or procedure volume, our revenue would be adversely affected and we would not become profitable.

If certain economic, industry or regulatory events or changes occur, we may have to write-off inventory as obsolete, which could negatively impact our business and revenue.

We manufacture our RIO system, RESTORIS family of implant systems, and disposable products based on our projections of customer demand and MAKOplasty procedure volume. If market conditions change, we experience decreases in customer demand, we modify our RIO system, RESTORIS family of implant systems, or disposable products, or we become subject to one or more regulatory enforcement actions, all or some of our inventory may become obsolete necessitating an inventory write-off, which would negatively impact our business and revenue.

If our current and future MAKOplasty solutions do not gain market acceptance, we will not be able to generate the revenue necessary to develop a sustainable, profitable business.

Achieving patient, surgeon and hospital acceptance of MAKOplasty as the preferred method of treating early to mid-stage osteoarthritis of the knee and osteoarthritis of the hip is crucial to our success. We believe MAKOplasty represents a fundamentally new way of performing arthroplasty, employing computer assisted robotic arm technology and a patient specific visualization system in an effort to optimize the clinical outcome. The orthopedic market has been traditionally slow to adopt new products and treatment practices. We believe that if surgeons and hospitals do not broadly adopt the concept of computer assisted robotics enabled technology and do not perceive such technology and related products as valuable and having significant advantages over conventional arthroplasty procedures, patients will be less likely to accept or be offered MAKOplasty and we will fail to meet our business objectives.

Surgeons' and hospitals' perceptions of such technology having significant advantages are likely to be based on a determination that, among other factors, our products are safe, reliable, cost-effective and represent acceptable methods of treatment. Even if we can prove the clinical value of MAKOplasty through clinical use, surgeons may elect not to use our current and future MAKOplasty solutions for any number of other reasons. For example, surgeons may continue to recommend total knee replacement surgery or standard instrumented hip replacement surgery simply because such surgeries are already widely accepted. In addition, surgeons may be slow to adopt our current and future MAKOplasty solutions because of the perceived liability risks arising from the use of new products. Surgeons may not accept our current and future MAKOplasty solutions if we fail to maintain an acceptable level of product reliability or if we encounter regulatory approval or compliance issues. Hospitals may not accept MAKOplasty because the RIO system is a piece of capital equipment, representing a significant portion of a hospital's budget. The RIO system may not be cost-efficient if hospitals are not able to perform a significant volume of MAKOplasty procedures.

In addition, our ability to generate revenue and become profitable depends upon the recurring sales of the products required for each MAKOplasty procedure. Purchase of our RIO system requires a contractual commitment to purchase exclusively from us the implant and disposable products for use with the RIO system. Despite this contractual commitment, if surgeons decide in certain MAKOplasty THA procedures that clinical requirements indicate use of a stem with features not available within our RESTORIS family of hip implant systems, they might chose a different stem purchased from another manufacturer for placement without the assistance of the RIO system.

If our current and future MAKOplasty solutions fail to achieve market acceptance for any of these or other reasons or if we are not successful in enforcing the contractual commitment to purchase implant and disposable products exclusively from us, we will not be able to generate the revenue necessary to develop a sustainable, profitable business.

We have only limited clinical data to support the value of MAKOplasty, which may make patients, surgeons and hospitals reluctant to purchase our products.

We believe that patients, surgeons and hospitals will only accept MAKOplasty or purchase our products if they believe that MAKOplasty is a safe and effective procedure with advantages over competing products and conventional arthroplasty procedures. To date, we have collected only limited, short-term clinical data with which to assess MAKOplasty's clinical value. As of December 31, 2011, 12,801 MAKOplasty procedures had been performed since commercial introduction in 2006. We have not collected, and are not aware that others have collected, any long-term clinical data regarding the clinical value of MAKOplasty. The results of short-term studies, such as our post-market studies, do not necessarily predict long-term clinical results. As of February 29, 2012, we have three published book chapters related to MAKOplasty and robotic surgery, twenty-five published peer-reviewed manuscripts, one hundred forty-nine peer-reviewed abstracts accepted at conferences, and fifteen completed whitepapers. As of February 29, 2012, we also have seventy scientific studies, either recently completed or in progress, which are aimed at measuring

the clinical and economic value of MAKOplasty as follows: nine studies are focused on quantifying the accuracy of MAKOplasty procedures; twelve studies are focused on assessing basic clinical and radiographic outcomes; eight studies are focused evaluating the functional and kinematic outcomes of patients; seventeen studies are focused on supporting implant design and product development; nineteen studies are focused on codifying surgical technique, ergonomic robotic use, and surgical indications; and fifteen studies are focused on quantifying the economic impact of less invasive and more accurate arthroplasty. If longer-term or more extensive clinical studies that may be performed by us or others indicate that MAKOplasty is a less safe or less effective procedure than our current data suggest, patients may choose not to undergo, and surgeons may choose not to perform, MAKOplasty. Furthermore, unsatisfactory patient outcomes or patient injury could cause negative publicity for our products, particularly in the early phases of product introduction. The FDA could also rescind our marketing clearances if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects. See "Risks Related to Regulatory Compliance." Surgeons may be slow to adopt our products if they perceive liability risks arising from the use of these new products. As a result, patients, surgeons and hospitals may not accept MAKOplasty or our products and we may fail to become profitable and may be subject to significant legal liability.

We have limited sales and marketing experience and capabilities, which could impair our ability to achieve profitability.

We have limited experience as a company in the sales and marketing of our products. We may not be successful in marketing and selling our products in the U.S. and abroad through our direct sales force or with assistance from independent orthopedic product agents and distributors. Our sales and marketing organization is supported by clinical and technical representatives who provide training, clinical and technical support and other services to our customers before and during the surgery. As of February 29, 2012, we have 184 employees in our sales and marketing organization, which includes all clinical and technical representatives. To reach our revenue targets, we need to expand and strengthen our U.S. direct sales force and, over time, our foreign sales channels. Developing a sales and marketing organization is expensive and time consuming and an inability to develop such an organization in a timely manner could delay the successful adoption of our products. Additionally, any sales and marketing organization that we develop may be competing against the experienced and well-funded sales and marketing organizations of some of our competitors. We will face significant challenges and risks in developing our sales and marketing organization, including, among others:

- our ability to recruit, train and retain adequate numbers of qualified sales and marketing personnel;

- the ability of sales personnel to obtain access to leading surgeons and persuade adequate numbers of hospitals to purchase our products;

- costs associated with hiring, maintaining and expanding a sales and marketing organization; and

- government scrutiny with respect to promotional activities in the healthcare industry both domestically and abroad.

If we are unable to develop and maintain these sales and marketing capabilities, we may be unable to generate revenue and may not become profitable.

Surgeons, hospitals and orthopedic product agents and distributors may have existing or future relationships with other medical device companies that make it difficult for us to establish new or continued relationships with them, and as a result, we may not be able to sell and market our products effectively.

We believe that to sell and market our products effectively, we must establish relationships with key surgeons and hospitals in the field of orthopedic surgery. Many of these key surgeons and hospitals already have long-standing relationships with large, better known companies that dominate the medical devices industry through collaborative research programs and other relationships. Because of these existing relationships, some of which may be contractually enforced, surgeons and hospitals may be reluctant to adopt MAKOplasty, particularly if MAKOplasty competes with or has the potential to compete with products supported through their own collaborative research program or by these existing relationships. Even if these surgeons and hospitals purchase our RIO system, they may be unwilling to enter into collaborative relationships with us to promote joint marketing programs such as the MAKOplasty Center of Excellence or to provide us with clinical and financial data.

In addition to our direct sales force, we work with distributors to market, sell, and support our products outside of the U.S. If these distributors believe that a relationship with us is less beneficial than other relationships they may have with more established or well-known medical device companies, they may be unwilling to establish or continue their relationships with us, making it more difficult for us to sell and market our products effectively.

Because the markets for our products are highly competitive, customers may choose to purchase our competitors' products, resulting in reduced revenue and harm to our financial results.

We also face competition from other medical device companies that may seek to extend robotic technologies and minimally invasive approaches and products that they have developed for use in other parts of the human anatomy to arthroplasty. Even if these companies currently do not have an established presence in the field of orthopedics, they may attempt to apply their robotic technologies to the field of orthopedics to compete directly with us.

MAKOplasty requires the use of new robotic technologies, and we face competition from large, well-known companies that dominate the market for orthopedic products, principally Biomet, Inc., DePuy Orthopedics, Inc., a Johnson & Johnson company, Stryker Corporation, Zimmer Holdings, Inc., and Smith & Nephew, Inc.

Each of these companies offers conventional instruments and implants for use in conventional total and partial knee replacement surgeries and total hip replacement surgeries, and some of these companies offer patient specific instrumentation and implants for use in conventional total and partial knee replacement surgeries, which may compete with our MAKOplasty solution and negatively impact sales of our robotic arm technology. A number of these and other companies also offer CAS systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site. In addition, Biomet has licenses from Z-Kat and us to intellectual property rights in CAS intellectual property for use in the field of orthopedics. The license is non-exclusive with respect to use of CAS intellectual property in combination with robotic technologies and exclusive with respect to all other uses within the field of orthopedics, which could enable them to compete with us.

Currently, we are not aware of any well-known orthopedic company that broadly offers robotic technologies in combination with CAS. These large, well known orthopedics companies do, however, have the ability to acquire and develop robotic technologies that may compete with our products. We are aware of certain early stage companies developing robotic applications in orthopedics and others commercializing customized implants and instruments for early and mid-stage arthroplasty solutions. For example, CUREXO Technology Corporation has engaged in marketing in the United States of its ROBODOC® Surgical System, which received 510(k) marketing clearance from the FDA in August 2008 for total hip arthroplasty procedures.

We also may face competition from other medical device companies that may seek to extend robotic technologies and minimally invasive approaches and products that they have developed for use in other parts of the human anatomy to orthopedics. Even if these other companies currently do not have an established presence in the field of orthopedics, they may attempt to apply their robotic technologies to the field of orthopedics to compete directly with us.

Many of these medical device competitors enjoy competitive advantages over us, including:

- significantly greater name recognition;

- longer operating histories;

- established exclusive relations with healthcare professionals, customers and third-party payors;

- established distribution networks;

- additional lines of products and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

- greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory clearance for products and marketing approved products; and

- greater financial and human resources for product development, sales and marketing and patent litigation.

Moreover, our competitors in the medical device industry make significant investments in research and development, and innovation is rapid and continuous. If new products or technologies emerge that provide the same or superior benefits as our products at equal or lesser cost, they could render our products obsolete or unmarketable. Because our products can have long development and regulatory clearance or approval cycles, we must anticipate

changes in the marketplace and the direction of technological innovation and customer demands. In addition, we face increasing competition from well financed orthopedic companies in our attempts to acquire such new technologies, products and businesses. As a result, we cannot be certain that surgeons will use our products to replace or supplement established surgical procedures or that our products will be competitive with current or future products and technologies resulting in reduced revenue and harm to our financial results.

If we do not timely achieve our development goals for new products, the commercialization of these products will be delayed and our business and financial results may be adversely affected.

The success of our business is dependent on our ability, either alone or with the assistance of others, to develop new products, to introduce enhancements to our existing products and to develop these new products and enhancements within targeted time frames and budgets to meet customer expectations and requirements. For certain products we have in the past and may in the future utilize a surgeon preference evaluation process prior to full commercial release. The actual timing of these product releases can vary dramatically compared to our estimates for reasons that may or may not be within our control, including clearance or approval by the FDA to market future products and unfavorable clinical results or customer feedback prior to full commercial release through a surgeon preference evaluation process. Customers may forego purchases of our existing products and purchase our competitors' products as a result of delays in the introduction of our new products and enhancements or failure by us to offer valuable and innovative products or enhancements at competitive prices and in a timely manner. Announcements of new products by us or by competitors may also result in a delay in or cancellation of purchasing decisions in anticipation of such new products. Any such losses of new customers would harm our business and financial results.

We may encounter problems or delays in the assembly of our products or fail to meet certain regulatory requirements that could result in a material adverse effect on our business and financial results.

The current and intended future versions of our RIO system are complex and require the integration of a number of separate components and processes. To become profitable, we must assemble and test the RIO system in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Increasing our capacity to assemble and test our products on a commercial scale will require us to improve internal efficiencies. We may encounter a number of difficulties in increasing our assembly and testing capacity, including:

- managing production yields;

- maintaining quality control and assurance;

- providing component and service availability;

- maintaining adequate control policies and procedures;

- hiring and retaining qualified personnel; and

- complying with state, federal and foreign regulations.

If we are unable to satisfy commercial demand for our RIO system due to our inability to assemble and test the system in compliance with applicable regulations, our business and financial results, including our ability to generate revenue, would be impaired, market acceptance of our products could be materially adversely affected and customers may instead purchase or use, our competitors' products.

Any failure in our efforts to train surgeons or hospital staff could result in lower than expected product sales and potential liabilities.

A critical component of our sales and marketing efforts is the training of a sufficient number of surgeons and hospital staff to properly perform MAKOplasty. As of December 31, 2011, we had trained 627 surgeons on the use of the RIO system to perform MAKOplasty. We rely on surgeons and hospital staff to devote adequate time to learn to use our products. Convincing surgeons and hospital staff to dedicate the time and energy necessary for adequate training in the use of our system is challenging, and we cannot assure you we will be successful in these efforts. If surgeons or hospital staff are not properly trained, they may misuse or ineffectively use our products. If nurses or other members of the hospital staff are not adequately trained to assist in using our RIO system, surgeons may be unable to use our products. Insufficient training may result in reduced system use, unsatisfactory patient outcomes, patient injury and related liability or negative publicity, which could have an adverse effect on our product sales or create substantial potential liabilities.

We will likely continue to experience extended and variable sales cycles, which together with the unit price of the RIO system, could cause significant variability in our results of operations for any given quarter.

Our RIO system has a lengthy sales cycle because it is a major piece of capital equipment, the purchase of which will generally require the approval of senior management at hospitals, inclusion in the hospitals' budget process for capital expenditures and, in some instances, a certificate of need from the state or other regulatory clearance. As a result, a relatively small number of units are installed each quarter. We estimate that the sales cycle of the RIO system will continue to take between seven and eighteen months from the point of initial identification and contact with a qualified surgeon until closing of the purchase with the hospital. A limited number of sales of RIO systems may also be contingent on the completion of a customer acceptance period, during which the customer may return the RIO system to us subject to a penalty. Although we believe that training can be accomplished in a relatively short period of time, there may be situations where training of physicians and staff may last an additional month or more after installation. In addition, the introduction of new products could adversely impact our sales cycle as customers take additional time to assess the capital products. Because of the lengthy sales cycle, the unit price of the RIO system and the relatively small number of systems installed each quarter, each installation of a RIO system can represent a significant component of our revenue for a particular quarter, particularly in the near term and during any other periods in which our sales volume is relatively low.

Certain factors that may contribute to variability in our operating results may include:

- timing and level of expenditures associated with new product development activities;

- delays in shipment due, for example, to cancellations by customers, natural disasters or labor disturbances;

- delays or unexpected difficulties in the manufacturing processes of our suppliers or in our assembly process;

- timing of the announcement, introduction and delivery of new products or product upgrades by us and by our competitors;

- the wide range of product utilization among our relatively small customer base;

- timing and level of expenditures associated with expansion of sales and marketing activities and our overall operations;

- disruptions in the supply or changes in the costs of raw materials, labor, product components or transportation services; and

- changes in third-party coverage and reimbursement, changes in government regulation, or a change in a customer's financial condition or ability to obtain financing.

These factors are difficult to forecast and may contribute to substantial fluctuations in our quarterly revenue and substantial variation from our projections, particularly during the periods in which our sales volume is low. Moreover, many of our expenses, such as office leases and certain personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter. Based on the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. These and other potential fluctuations also mean that you will not be able to rely upon our operating results in any particular period as an indication of future performance.

We may be subject to cost containment efforts by our customers, which could have an adverse impact on our sales, financial condition and results of operations.

Some of our customers and potential customers have joined group purchasing organizations in an effort to contain costs; these group purchasing organizations negotiate pricing arrangements with medical supply manufacturers and distributors and make these negotiated prices available to the group purchasing organization's affiliated hospitals and other members. Although we do not participate in these programs, some of our customers have required, and future customers may require, us to match the pricing that their group purchasing organization has negotiated with other medical device manufacturers and distributors for similar or competing products. If we fail to respond to the cost containment efforts of our customers and potential customers, we may lose market share to our competitors, which could result in an adverse impact on our sales, financial condition and results of operations.

If we receive a significant number of warranty claims or our RIO system units require significant amounts of service after sale, our costs will increase and our business and financial results will be adversely affected.

Sales of the our RIO system generally include a warranty and maintenance obligation for services for a period of approximately twelve months from the date the RIO system is installed at a customer's facility. We also provide technical and other services to customers beyond the warranty period pursuant to a supplemental service plan sold with each system. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated reductions in sales or additional expenditures for parts and service. In addition, our reputation could be damaged and our products may not achieve market acceptance.

We have been and anticipate continuing to be subject to product liability claims, product actions, including product recalls, and other field or regulatory actions that could be expensive, divert management's attention and harm our business.

Our business exposes us to potential liability risks, product actions and other field or regulatory actions that are inherent in the manufacturing, marketing and sale of medical device products. We may be held liable if our RIO system or implants cause injury or death or is found otherwise unsuitable or defective during usage. The RIO system incorporates mechanical, electrical and optical parts, complex computer software and other sophisticated components, any of which can contain errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced. In addition, new products or enhancements to our existing products may contain undetected errors or performance problems that, despite testing, are discovered only after installation.

We may, from time to time, elect to initiate a product action concerning one or more of our products for the purpose of improving device performance. If any of our products are defective, whether due to design or manufacturing defects, improper use of the product or other reasons, we may voluntarily or involuntarily undertake a product action to remove, repair, or replace the product at our expense. In some circumstances we are required to notify regulatory authorities of a product action pursuant to a product recall. We are also required to submit a Medical Device Reporting, or MDR, report to the FDA for any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury.

We have experienced and anticipate in the future to experience events that may require reporting to the FDA pursuant to the product recall and MDR regulations. See "Risks Related to Regulatory Compliance." A required notification to a regulatory authority or a failure to make a timely required notification could result in an investigation by regulatory authorities of our products, which could in turn result in product actions, restrictions on the sale of the products, civil or criminal penalties and other field corrective action. In addition, because our products are designed to be used to perform complex surgical procedures, defects could result in a number of complications, some of which could be serious and could harm or kill patients. The adverse publicity resulting from any of these events could cause surgeons or hospitals to review and potentially terminate their relationships with us.

The medical device industry has historically been subject to extensive litigation over product liability claims. We have been, and anticipate that as part of our ordinary course of business we will continue to be, subject to product liability claims alleging defects in the design, manufacture or labeling of our products. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts.

Regulatory reporting deficiencies, investigations, product actions, or product liability claims, regardless of merit or eventual outcome, could result in:

- decreased demand for our products;
- injury to our reputation;
- diversion of management's attention;
- significant costs of related litigation;
- payment of substantial monetary awards by us;

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- product actions;

- a change in the design, manufacturing process or the indications for which our products may be used;

- loss of revenue; and

- an inability to commercialize our products under development.

If hospitals, surgeons and other healthcare providers are unable to obtain coverage or reimbursement from third-party payors for MAKOplasty procedures, hospitals may not purchase the RIO system and surgeons may not perform MAKOplasty, which would harm our business and financial results.

Our ability to successfully commercialize MAKOplasty depends significantly on the availability of coverage and reimbursement from third-party payors, including governmental programs such as Medicare and Medicaid as well as private insurance and private health plans. Reimbursement is a significant factor considered by hospitals in determining whether to acquire new capital equipment such as our technology. Although our customers have been successful in obtaining coverage and reimbursement, we cannot assure you that procedures using our technology will be covered or reimbursed by third-party payors in the future or that such reimbursements will not be reduced to the extent that they will adversely affect capital allocations for purchase of our RIO system.

We anticipate that in the U.S. our products will be purchased primarily by hospitals, which bill various third-party payors, including governmental healthcare programs, such as Medicare, and private insurance plans for procedures using our technology. Ensuring adequate Medicare reimbursement can be a lengthy and expensive endeavor and we cannot provide assurance that we will be successful. In addition, the U.S. Congress may pass legislation impacting coverage and reimbursement for healthcare services, including Medicare reimbursement to physicians and hospitals. Many private third-party payors look to Medicare's coverage and reimbursement policies in setting their coverage policies and reimbursement amounts. If the Centers for Medicare and Medicaid Services, or CMS, the federal agency that administers the Medicare program, or Medicare contractors limit payments to hospitals or surgeons for MAKOplasty procedures, private payors may similarly limit payments. In addition, state legislatures may enact laws limiting or otherwise affecting the level of Medicaid reimbursements. As a result, hospitals may not purchase the RIO system and surgeons may choose not to perform MAKOplasty, and, as a result, our business and financial results would be adversely affected.

Medicare pays acute care hospitals a prospectively determined amount for inpatient operating costs under the Medicare hospital inpatient prospective payment system, or PPS. Under the Medicare hospital inpatient PPS, the prospective payment for a patient's stay in an acute care hospital is determined by the patient's condition and other patient data and procedures performed during the inpatient stay using a classification system known as diagnosis related groups, or DRGs. CMS implemented a revised version of the DRG system that uses Medicare Severity DRGs, or MS-DRGs, instead of the DRGs Medicare previously used. The MS-DRGs are intended to account more accurately for the patient's severity of illness when assigning each patient's stay to a payment classification. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient's stay is assigned, regardless of the actual cost to the hospital of furnishing the procedures, items and services provided. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the MS-DRG based payments made to hospitals for the services furnished to Medicare eligible inpatients in which the devices are utilized. Accordingly, a hospital must absorb the cost of our products as part of the payment it receives for the procedure in which the device is used. In addition, physicians that perform procedures in hospitals are paid a set amount by Medicare for performing such services under the Medicare physician fee schedule. Medicare payment rates for both systems are established annually.

At this time, we do not know the extent to which hospitals and physicians would consider third-party reimbursement levels adequate to cover the cost of our products. Failure by hospitals and surgeons to receive an amount that they consider to be adequate reimbursement for procedures in which our products are used could deter them from purchasing or using our products and limit our sales growth. In addition, pre-determined MS-DRG payments or Medicare physician fee schedule payments may decline over time, which could deter hospitals from purchasing our products or physicians from using them. If hospitals are unable to justify the costs of our products or physicians are not adequately compensated for procedures in which our products are utilized, they may refuse to purchase or use them, which would significantly harm our business.

Notwithstanding current or future FDA clearances, if granted, third-party payors may deny reimbursement if the payor determines that a therapeutic medical device is unnecessary, inappropriate, not cost-effective or experimental, or is used for a non-approved indication. Although we are not aware of any potential customer that has declined to purchase our RIO system based upon third-party payors' reimbursement policies, cost control measures adopted by third-party payors may have a significant effect on surgeries performed using MAKOplasty or as to the levels of reimbursement. All third-party payors, whether governmental or private, whether inside the U.S. or outside, are developing increasingly sophisticated methods of controlling healthcare costs. These cost control methods include prospective payment systems, capitated rates, benefit redesigns, pre-authorization or second opinion requirements prior to major surgery, an emphasis on wellness and healthier lifestyle interventions and an exploration of other cost-effective methods of delivering healthcare. These cost control methods also potentially limit the amount which healthcare providers may be willing to pay for medical technology which could, as a result, adversely affect our business and financial results. In addition, in the U.S., no uniform policy of coverage and reimbursement for medical technology exists among all these payors. Therefore, coverage and reimbursement for medical technology can differ significantly from payor to payor.

There also can be no assurance that current levels of reimbursement will not be decreased or eliminated in the future, or that future legislation, regulation, or reimbursement policies of third-party payors will not otherwise adversely affect the demand for our products or our ability to sell products on a profitable basis. Our customers are currently using existing reimbursement codes for knee arthroplasty. Knee arthroplasty performed in the hospital inpatient setting is currently assigned to MS-DRG 469 ("Major Joint Replacement or Reattachment of Lower Extremity with Major Complication or Comorbidity") and MS-DRG 470 ("Major Joint Replacement or Reattachment of Lower Extremity without Major Complication of Comorbidity"), and surgeons currently bill Current Procedural Terminology, or CPT, code 27446 ("Arthroplasty, knee, condyle and plateau; medial OR lateral compartment"), and code 27438 ("Arthroplasty, patella with prosthesis"), for services performed in connection with MAKOplasty PKA procedures using our technology. Our customers also have available Ambulatory Payment Classifications, or APC, code 0425 and CPT code 27446 for unicompartmental arthroplasty, APC code 0048 and CPT code 27438 for patellofemoral procedures, and CPT code 73700 ("CT lower extremity without contrast") for imaging services related to MAKOplasty PKA. If unicompartmental and bicompartmental knee resurfacing procedures gain market acceptance and the number of such procedures increases, CMS and other payors may establish billing codes for unicompartmental and bicompartmental knee resurfacing procedures that provide for a smaller reimbursement amount than knee arthroplasty, which could adversely affect our financial results and business.

Our customers use existing reimbursement codes for hip arthroplasty. Hip arthroplasty performed in the hospital inpatient setting is currently assigned to MS-DRG 469 ("Major Joint Replacement or Reattachment of Lower Extremity with Major Complication or Comorbidity") and MS-DRG 470 ("Major Joint Replacement or Reattachment of Lower Extremity without Major Complication of Comorbidity"), and surgeons will bill Current Procedural Terminology, or CPT, codes 27130 ("Arthroplasty, acetabular and proximal femora prosthetic replacement (total hip arthroplasty), with or without autograft or allograft") and 27132 ("Conversion of previous hip surgery to total hip arthroplasty, with or without autograft or allograft"), for services performed in connection with MAKOplasty THA procedures using our technology. Our customers have available CPT codes 73700 ("CT lower extremity without contrast") and 72192 ("CT pelvis without contrast material") for imaging services related to MAKOplasty THA. If CMS and other payors do not reimburse physicians under these codes for services performed in connection with MAKOplasty THA procedures, our financial results and business could be adversely affected.

In international markets, market acceptance of our products will likely depend in large part on the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and by region in some countries, and include both government sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. In addition, even if we do obtain international reimbursement approvals, the level of reimbursement may not be enough to commercially justify expansion of our business into the approving jurisdiction. To the extent we or our customers are unable to obtain coverage or reimbursement for procedures using our technology in major international markets in which we seek to market and sell our technology, our international revenue growth would be harmed, and our business and results of operations would be adversely affected.

Healthcare reforms, changes in healthcare policies and changes to third-party coverage and reimbursements, including recently enacted legislation reforming the U.S. healthcare system, may affect demand for our systems and products and may have a material adverse effect on our financial condition and results of operations.

In March 2010, comprehensive health care reform legislation was enacted through the passage of the Patient Protection and Affordable Care Act and the Health Care, as amended by the Education Affordability Reconciliation Act, or the Health Care Reform Legislation. This legislation and proposed rules promulgated thereunder include new taxes impacting certain health-related industries, including medical device manufacturers. If the legislation is not amended or repealed, beginning in 2013, each medical device manufacturer will have to pay an excise tax (or sales tax) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. We believe that this excise tax will apply to our products. Other significant measures contained in the Health Care Reform Legislation include initiatives to revise Medicare payment methodologies, initiatives to promote quality indicators in payment methodologies, initiatives related to the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, and annual reporting requirements related to payments to physicians and teaching hospitals. The Health Care Reform Legislation also includes significant new fraud and abuse measures, lowering the government's thresholds to find violations and increasing potential penalties for such violations.

In addition to the Health Care Reform Legislation discussed above, various other healthcare reform proposals and laws have also emerged at the federal and state level. For example, the Budget Control Act of 2011 mandates certain reductions in Medicare payment rates because the required reductions to the U.S. deficit were not approved. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. The taxes imposed by the new Health Care Reform Legislation, the expansion in government's role in the U.S. healthcare industry, and the slated Medicare reductions may result in decreased profits to us, lower reimbursements by third-party payors for our products, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

We depend on key employees, and if we fail to attract and retain employees with the expertise required for our business and provide for the succession of senior management, we cannot grow or achieve profitability.

We are highly dependent on members of our senior management, in particular Maurice R. Ferré, M.D., our President, Chief Executive Officer and Chairman of the Board. Our future success will depend in part on our ability to retain these key employees, to identify, hire and retain additional qualified personnel with expertise in research and development and sales and marketing, and to effectively provide for the succession of senior management. Competition for qualified personnel in the medical device industry is intense, and finding and retaining qualified personnel with experience in our industry is very difficult. We believe that there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as universities and research institutions. It is often difficult to hire and retain these persons, and we may be unable to replace key persons if they leave or fill new positions requiring key persons with appropriate experience. A significant portion of our compensation to our key employees is in the form of restricted stock and stock option grants. A prolonged depression in our stock price could make it difficult for us to retain our employees and recruit additional qualified personnel.

We do not maintain, and do not currently intend to obtain, key employee life insurance on any of our personnel other than Dr. Ferré. Although we have obtained key man insurance covering Dr. Ferré in the amount of $2,000,000, this would not fully compensate us for the loss of Dr. Ferré's services. Dr. Ferré may terminate his employment at will at any time with 30 days' notice. Each of the other members of our senior management may terminate his employment at will at any time with 60 days' notice. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, or an inability to effectively plan for and implement a succession plan for key employees could harm our business.

We may attempt to acquire new products or technologies, and if we are unable to successfully complete these acquisitions or to integrate acquired businesses, products, technologies or employees, we may fail to realize expected benefits or harm our existing business.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, products or technologies rather than through

internal development. The identification of suitable acquisition candidates can be difficult, time consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully integrate newly acquired organizations, products or technologies into our operations, and the process of integration could be expensive, time consuming and may strain our resources. Consequently, we may not achieve anticipated benefits of the acquisitions, which could harm our existing business. In addition, future acquisitions could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or expenses, or other charges such as in-process research and development, any of which could harm our business and materially adversely affect our financial results or cause a reduction in the price of our common stock.

If we do not effectively manage our growth, we may be unable to successfully develop, market and sell our products.

Our future revenue and operating results will depend on our ability to manage the anticipated growth of our business. We have experienced significant growth in the scope of our operations and the number of our employees since our inception. This growth has placed significant demands on our management, as well as our financial and operations resources. In order to achieve our business objectives, we must continue to grow. However, continued growth presents numerous challenges, including:

- implementing appropriate operational and financial systems and controls;

- expanding manufacturing and assembly capacity and increasing production;

- developing our sales and marketing infrastructure and capabilities;

- improving our information systems;

- identifying, attracting and retaining qualified personnel in our areas of activity; and

- hiring, training, managing and supervising our personnel.

We cannot be certain that our systems, controls, infrastructure and personnel will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and our business will be harmed.

If we are successful in our efforts to market and sell MAKOplasty internationally, we will be subject to various risks relating to our international activities, which could adversely affect our business and financial results.

We are continuing to pursue international markets for the sale of our products and, during the year ended December 31, 2011, two RIO systems were commercially installed outside of the U.S. and two RIO systems were sold to international distributors for demonstration purposes As a result of these efforts and sales, we are exposed to risks separate and distinct from those we face in our U.S. operations. Our international business may be adversely affected by changing economic conditions in foreign countries. In addition, because international sales would most likely be denominated in the functional currency of the country where the product is being shipped, increases or decreases in the value of the U.S. dollar relative to foreign currencies could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

- approval of product submissions with healthcare systems outside the U.S.;

- gathering the clinical data that may be required for product submissions with healthcare systems outside the U.S.;

- export restrictions and controls and other government regulation relating to technology;

- the availability and level of reimbursement within prevailing foreign healthcare payment systems;

- pricing pressures that we may experience internationally;

- compliance with existing and changing applicable foreign regulatory laws and requirements, including the federal Foreign Corrupt Practices Act and the U.K. Bribery Act;

- foreign laws and business practices favoring local companies;

- longer payment cycles;

- shipping delays;

- difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

- political and economic instability;

- potentially adverse tax consequences, tariffs and other trade barriers;

- international terrorism and anti-American sentiment;

- difficulties and costs of staffing and managing foreign operations; and

- difficulties in enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs, impair our ability to market and sell our products and require significant management attention, resulting in harm to our business and financial results.

Our operations are vulnerable to interruption or loss due to hurricanes, storm, fire, terrorist attacks, failure or breach of our computer systems or information technology, or other events beyond our control, which could adversely affect our business.

We currently conduct all of our management activities, most of our research and development activities and assemble many of our products at a single location in Fort Lauderdale, Florida. We have taken various precautions to safeguard our facilities, such as obtaining insurance, installing hurricane shutters, establishing health and safety protocols and securing off-site storage of computer data. However, a casualty due to a hurricane, storm or other natural disasters, a fire, terrorist attack, or other unanticipated problems at this location or any of our third-party contracted facilities could cause substantial delays in our operations, delay or prevent assembly of our RIO systems and shipment of our implants, damage or destroy our equipment and inventory, and cause us to incur substantial expenses. Furthermore, we are dependent upon our computer systems and information technology and any failure, interruption, or security breach, such as a computer virus or unauthorized access, of such computer systems or information technology could cause substantial delays in our operations, interrupt our business, and result in a loss of data. Our insurance does not cover losses caused by certain events such as floods or other activities and may not be adequate to cover our losses in any particular case. Any damage, loss or delay could seriously harm our business and have an adverse effect on our financial results.

Changes to, and interpretations of, financial accounting standards may affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing standards or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We use estimates, make judgments and apply certain methods in measuring the progress of our business, in determining our financial results and in applying our accounting policies. As these estimates, judgments, and methods change, our assessment of the progress of our business and our results of operations could vary.

Generally accepted accounting principles and accompanying accounting pronouncements, interpretations, and practices for many areas of our business are very complex and involve significant and sometimes subjective judgments. The methods, estimates, and judgments we use in applying our accounting policies have a significant impact on our results of operations. Such methods, estimates, and judgments are, by their nature, subject to substantial risks, uncertainties, and assumptions, and factors may arise over time that lead us to change our methods, estimates, and judgments. For example, changes to our standard terms for sales of our products or new product or service introductions could lead to changes in the application of our accounting policies. Changes in any of our assumptions may adversely affect our reported financial results.

An adverse outcome of the informal inquiry conducted by the SEC, or an initiation by the SEC of a formal inquiry or investigation, could have an adverse effect on our business and stock price.

On August 19, 2011, we received a letter from the staff of the SEC, or the Staff, informing us that the Staff was conducting an informal inquiring regarding our March 30, 2011 announcement that we had received a binding purchase commitment from Health Management Associates, Inc. On September 30, 2011, we provided the SEC with

certain requested information, including a chronology of events leading up to the announcement of the purchase commitment, and, as of the filing date of this Annual Report on Form 10-K, we have not received further correspondence or requests for information from the SEC on this matter. Based upon the nature of the inquiry and questions of the Staff, we believe the inquiry may relate to trading in our securities. We have cooperated fully with the Staff's informal inquiry; however, we are unable to predict the outcome of the informal inquiry or whether a formal inquiry or investigation will be initiated. An adverse outcome of the informal inquiry or an initiation of a formal inquiry or investigation by the SEC could have an adverse effect on our business and stock price.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we, or the other parties from whom we license intellectual property, are unable to secure and maintain patent or other intellectual property protection for the intellectual property contained in our products, our ability to compete will be harmed.

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection for the technologies contained in our products. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. Our patent position is uncertain and complex, in part, because of our dependence on intellectual property that we license from others. If we, or the other parties from whom we license intellectual property, fail to obtain and maintain adequate patent or other intellectual property protection for intellectual property contained in our products, or if any protection is reduced or eliminated, others could use the intellectual property contained in our products, resulting in harm to our competitive business position. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to.

U.S. patents and patent applications may be subject to interference proceedings and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office. Foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Any of these proceedings could result in loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. Changes in either patent laws or in interpretations of patent laws may also diminish the value of our intellectual property or narrow the scope of our protection. Interference, reexamination and opposition proceedings may be costly and time consuming, and we, or the other parties from whom we license intellectual property, may be unsuccessful in defending against such proceedings. Thus, any patents that we own or license may provide limited or no protection against competitors. In addition, our pending patent applications and those we may file in the future may have claims narrowed during prosecution or may not result in patents being issued. Even if any of our pending or future applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may also result in the loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S., particularly in the field of medical products and procedures.

If we are unable to prevent unauthorized use or disclosure of our proprietary trade secrets and unpatented know-how, our ability to compete will be harmed.

Proprietary trade secrets, copyrights, trademarks and unpatented know-how are also very important to our business. We rely on a combination of trade secrets, copyrights, trademarks, confidentiality agreements and other contractual provisions and technical security measures to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business. We also have taken precautions

to initiate reasonable safeguards to protect our information technology systems. However, these measures may not be adequate to safeguard our proprietary intellectual property and conflicts may, nonetheless, arise regarding ownership of inventions. Such conflicts may lead to the loss or impairment of our intellectual property or to expensive litigation to defend our rights against competitors who may be better funded and have superior resources. Our employees, consultants, contractors, outside clinical collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors. In addition, confidentiality agreements may be unenforceable or may not provide an adequate remedy in the event of unauthorized disclosure. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. As a result, other parties may be able to use our proprietary technology or information, and our ability to compete in the market would be harmed.

We could become subject to patent and other intellectual property litigation that could be costly, result in the diversion of management's attention, require us to pay damages and force us to discontinue selling our products.

The medical device industry is characterized by competing intellectual property and a substantial amount of litigation over patent and other intellectual property rights. In particular, the fields of orthopedic implants, CAS, haptics and robotics are well established and crowded with the intellectual property of competitors and others. A number of companies in our market, as well as universities and research institutions, have issued patents and have filed patent applications which relate to the use of CAS.

Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of a patent litigation action is often uncertain. We have not conducted an extensive search of patents issued or assigned to other parties, including our competitors, and no assurance can be given that patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas, our competitors or other parties, including parties from whom we license intellectual property, may assert that our products and the methods we employ in the use of our products are covered by U.S. or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There could also be existing patents that one or more of our products or parts may infringe and of which we are unaware. As the number of competitors in the market for CAS and robotics assisted implant systems grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. In certain situations, we or parties from whom we license intellectual property may determine that it is in our best interests or their best interests to voluntarily challenge a party's products or patents in litigation or other proceedings, including patent interferences or reexaminations. As a result, we may become involved in unwanted litigation that could be costly, result in diversion of management's attention, require us to pay damages and force us to discontinue selling our products.

Infringement actions and other intellectual property claims and proceedings brought against or by us, whether with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. Some of our competitors may be able to sustain the costs of complex patent or intellectual property litigation more effectively than we can because they have substantially greater resources.

We cannot be certain that we will successfully defend against allegations of infringement of patents and intellectual property rights of others. In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the other party's patents or other intellectual property were upheld as valid and enforceable and we were found to infringe the other party's patents or violate the terms of a license to which we are a party, we could be required to pay damages. We could also be prevented from selling our products unless we could obtain a license to use technology or processes covered by such patents or were able to redesign the product to avoid infringement. A license may not be available at all or on commercially reasonable terms or we may not be able to redesign our products to avoid infringement. Modification of our products or development of new products could require us to conduct

clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time consuming and expensive. In these circumstances, we may be unable to sell our products at competitive prices or at all, our business and operating results could be harmed and our stock price may decline. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may be subject to damages resulting from claims that our employees, our consultants or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees and consultants were previously employed at universities or other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees or consultants, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products and processes, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

RISKS RELATED TO REGULATORY COMPLIANCE

If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business.

Our medical device products and operations are subject to extensive regulation by the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA, and various other federal, state and foreign governmental authorities. Government regulations and requirements specific to medical devices are wide ranging and govern, among other things:

- design, development and manufacturing;
- testing, labeling and storage;
- clinical trials;
- product safety;
- marketing, sales and distribution;
- premarket clearance or approval;
- record keeping procedures;
- advertising and promotions;
- recalls and field corrective actions;
- post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and product export.

In the U.S., before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either premarket clearance under Section 510(k) of the FDCA, or approval of a PMA from the FDA, unless an exemption applies. In the 510(k) marketing clearance process, the FDA must determine that a proposed device is "substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA approval pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical trials. Both of these processes can be expensive and lengthy and entail significant user fees, unless exempt. The FDA's 510(k) marketing clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) marketing clearance process. It

generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA until an approval is obtained. There is no assurance that we will be able to obtain FDA clearance or approval for any of our new products on a timely basis, or at all.

The FDA is currently considering proposals to reform its 510(k) marketing clearance process and such proposals could include increased requirements for clinical data and a longer review period. For example, in July 2011, the FDA issued a draft guidance document entitled "510(k) Device Modifications: Deciding When to Submit a 510(k) for a Change to an Existing Device," which is intended to assist manufacturers in deciding whether to submit a new 510(k) for changes or modifications made to the manufacturer's previously cleared device. Once finalized, the draft guidance will replace the 1997 guidance document on the same topic. The new draft guidance would make substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. Specifically, the new draft guidance, once finalized, would take a more conservative approach and require new 510(k)s for certain changes or modifications to existing, cleared devices that might not have triggered new 510(k)s under the 1997 guidance. We cannot predict which of the 510(k) marketing clearance reforms currently being discussed and/or proposed might be enacted, finalized or implemented by the FDA and whether the FDA will propose additional modifications to the regulations governing medical devices in the future. Any such modification could have a material adverse effect on our ability to commercialize our products.

The FDA, state, foreign and other governmental authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in governmental agencies or a court taking action, including any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

- customer notifications or repair, replacement, refunds, detention or seizure of our products;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

- withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;

- refusing to provide Certificates for Foreign Government (CFG);

- refusing to grant export approval for our products; or

- pursuing criminal prosecution.

In addition, in the course of performing our business we obtain certain confidential patient health information, such as patient names and dates of MAKOplasty procedures. Although we believe that we are neither a covered entity nor, as of February 17, 2010, a business associate of our hospital customers and, as such, are not directly subject to the standards set forth in HIPAA or HITECH, there is no guarantee that the government will agree with our determination. If the government determines that we are a business associate, we could be subject to enforcement measures, including civil and criminal penalties and fines for violations of the privacy or security standards. Further, we have entered into agreements with certain covered entity customers that contain commitments by us to protect the privacy and security of patients' health information and, in some instances, require that we indemnify the covered entity for claims, liability, damages and costs or expenses arising out of or in connection with a breach of this covenant by us. If we were to violate one of these covenants, we could lose customers and be exposed to liability and/or reputational damage.

Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.

To be able to market and sell our products in most other countries, we must obtain regulatory approvals and comply with the regulations of those countries. These regulations, including the requirements for approvals and the time required for regulatory review, vary from country to country. Obtaining and maintaining foreign regulatory approvals are expensive, and we cannot be certain that we will receive regulatory approvals in any foreign country in which we plan to market our products. If we fail to obtain or maintain regulatory approval in any foreign country in which we plan to market our products, our ability to generate revenue will be harmed.

As we modify existing products or develop new products in the future, including new instruments, we apply for permission to affix to such products a European Union CE mark, which is a legal requirement for medical devices intended for sale in the European Union. In addition, we will be subject to annual regulatory audits in order to maintain those CE mark permissions. In November 2008, the British Standards Institute, or BSI, an independent global notified body, conducted an annual assessment of our quality management system, which concluded that our quality management system complied with the requirements of ISO13485 in all material respects. As a result of the change in classification of orthopedic implants in the European Union, we have updated our ISO certifications to include class III devices, such as orthopedic implants. In December 2009, we received a major nonconformance in our annual assessment by BSI. We implemented corrective actions and in March 2010 the finding was officially closed by BSI. In December 2010, BSI conducted a full recertification audit of our quality management system and discovered no major nonconformances. BSI found us in compliance with the requirements of the Medical Devices Directive of the European Union and recommended continuation of our certification allowing us to apply the CE Mark to our products. In January 2012, we received two major nonconformances in our annual assessment by BSI and we are currently implementing corrective actions to address these nonconformances. We expect that BSI will continue to conduct annual audits to assess our compliance with BSI certification standards. In connection with achieving CE marking, which is a legal requirement for medical devices intended for sale in the European Union, we have also submitted design dossiers to BSI for the purpose of review and approval. We do not know whether we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union or other areas of the world that require CE approval of medical devices.

If we or our third-party manufacturers or suppliers fail to comply with the FDA's Quality System Regulation, our manufacturing operations could be interrupted and our product sales and operating results could suffer.

We and some of our third-party manufacturers and suppliers are required to comply with the FDA's Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We and our manufacturers and suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process if we or our distributors market our products abroad. The FDA enforces the QSR through periodic inspections of manufacturing facilities. In January 2009, the FDA conducted its first audit of our facility, during which we received certain inspectional observations. We have addressed the observations and submitted a response to the FDA on a voluntary basis. We believe all inspectional observations were resolved and we received a copy of the establishment inspection report (EIR) and a cover letter from the FDA in August 2009. We continue to monitor our quality management efforts in order to improve our overall level of compliance. To date, our facilities have not been inspected by any other regulatory authorities. We anticipate that we and certain of our third-party manufacturers and suppliers will be subject to inspections by regulatory authorities in the future. If our facilities or those of our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse QSR inspection, the FDA could take enforcement action, including any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

- customer notifications or repair, replacement, refunds, detention or seizure of our products;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

- withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;

- refusing to provide CFGs;

- refusing to grant export approval for our products; or

- pursuing criminal prosecution.

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Our products may in the future be subject to product actions that could harm our reputation, business operations and financial results.

Manufacturers may, on their own initiative, initiate a product action, including a non-reportable market withdrawal or a reportable product recall, for the purpose of correcting a material deficiency, improving device performance, or other reasons. Additionally, the FDA and similar foreign governmental authorities have the authority to require an involuntary recall of commercialized products in the event of material deficiencies or defects in design, or manufacture or labeling. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Product actions involving any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations.

During the year ended December 31, 2011, we initiated one product action which we then determined was reportable to the FDA pursuant to correction / removal guidelines, related to a voluntary field corrective action concerning a software error discovered during product surveillance. Under certain circumstances, the error value calculated by the RIO system, designed for safety and accuracy of the MAKOplasty procedure, could be incorrect. This incorrect error value could lead to a possible incorrect interpretation of the registration accuracy of the RIO system, which could then result in bone resection that is not consistent with the preoperative surgical plan. We released a software update in February 2011 designed to correct this error and have internally closed this action. During 2011, we closed a reportable recall which was initiated in 2010. This reportable recall was related to a defect in the RIO's camera systems. In November 2010, Northern Digital Inc., or NDI, the supplier of our camera systems, notified us of a defect in the camera systems. We isolated the affected camera systems and reported the product action to FDA in December 2010. We received a closure notification from the FDA on in November 2011.

Companies are required to maintain certain records of product actions, even if they determine such product actions are not reportable to the FDA. If we determine that certain product actions do not require notification of the FDA, the FDA may disagree with our determinations and require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action, including any of the following sanctions for failing to report the recalls when they were conducted or failing to timely report or initiate a reportable product action:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying our requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
- withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;
- refusing to provide CFGs;
- refusing to grant export approval for our products; or
- pursuing criminal prosecution.

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

If our products, or malfunction of our products, cause or contribute to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA Medical Device Reporting, or MDR, regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious

or potentially serious incidents involving devices they produce or sell to the relevant authority in whose jurisdiction the incident occurred. We have experienced and anticipate in the future to experience events that require reporting to the FDA pursuant to the MDR regulations. Any adverse event involving our products could result in future voluntary corrective actions, such as product actions or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

In addition, as the frequency of use of the RIO system increases and our business continues to grow, we may experience an increase in the number of MDR reports we file. The decision to file an MDR involves a judgment by us as the manufacturer. We have made decisions that certain types of events are not reportable on an MDR; however, there can be no assurance that the FDA will agree with our decisions. If we fail to report MDRs to the FDA within the required timeframes, or at all, or if the FDA disagrees with any of our determinations regarding the reportability of certain events, the FDA could take enforcement actions against us, which could have an adverse impact on our reputation and financial results.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or "off-label" uses, resulting in damage to our reputation and business.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by FDA. Use of a device outside its cleared or approved indications is known as "off-label" use. We believe that the specific surgical procedures for which our products are marketed fall within the scope of the surgical applications that have been cleared by the FDA. However, physicians may use our products off-label, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. If the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired. Although our policy is to refrain from statements or actions that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management's attention and result in substantial damage awards against us.

We may be subject to fines, penalties, or licensure requirements, or legal liability, if it is determined that our MAKOplasty Specialists are practicing medicine without a license.

State laws prohibit the practice of medicine without a license. Our MAKOplasty Specialists provide pre-operative and intra-operative clinical and technical support to our customers, including assistance setting up the equipment, participation in the pre-operative planning process, and facilitation of the surgeon's use of the RIO system during surgery. We do not believe that our MAKOplasty Specialists are engaged in the practice of medicine, but rather are assisting our customers in the safe and proper usage of our equipment and products. Nevertheless, a governmental authority or individual actor could allege the activities of our MAKOplasty Specialists to constitute the practice of medicine. A state may seek to have us discontinue the services provided by our MAKOplasty Specialists or subject us to fine, penalties or licensure requirements. Any determination that our MAKOplasty Specialists are practicing medicine without a license may result in significant liability to us.

The application of state certificate of need regulations could substantially limit our ability to sell our products and grow our business.

Some states require healthcare providers to obtain a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital equipment such as our RIO system. In some states, the process required of our customers to obtain this certificate is lengthy and could result in a longer sales cycle for our RIO system. Further, in many cases, only a limited number of these certificates are available. As a result, our customers may be unable to obtain a certificate of need for the purchase of our RIO system which could cause our sales to decline.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Without limiting the generality of the foregoing, Congress has enacted, and the President signed into law, the Food and Drug Administration Amendments Act of 2007, or the Amendments. This law requires, among other things, that the FDA propose, and ultimately implement, regulations that will require manufacturers to label medical devices with unique identifiers unless a waiver is received from the FDA. Once implemented, compliance with those regulations may require us to take additional steps in the manufacture of our products and labeling. These steps may require additional resources and could be costly. In addition, the Amendments will require us to, among other things, pay annual establishment registration fees to the FDA for each of our FDA registered facilities and certify to the clinical trial reporting provisions contained in the Amendments.

We may be subject, directly or indirectly, to federal and state healthcare regulations, including fraud and abuse laws, and could face substantial penalties if we are unable to fully comply with such regulations and laws.

While we do not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, many healthcare laws and regulations apply to our business. For example, we could be subject to healthcare fraud and abuse and patient privacy regulation and enforcement by both the federal government and the states in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

- the federal healthcare programs' Anti-Kickback Statute, which prohibits, among other things, persons or entities from soliciting, receiving, offering or providing remuneration, directly or indirectly, in return for or to induce either the referral of an individual for, or the purchase order or recommendation of, any item or service for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs;

- federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services not provided as claimed, and which may apply to entities like us to the extent that our interactions with customers may affect their billing or coding practices;

- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which established new federal crimes for knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services, as well as leading to regulations imposing certain requirements relating to the privacy, security and transmission of individually identifiable health information;

- the Health Information Technology for Economic and Clinical Health Act, or HITECH, which made HIPAA's privacy and security standards directly applicable to business associates of covered entities; and

- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Additionally, several bills have been passed or are pending, at both the state and federal levels, that expand the anti-kickback laws to require, among other things, extensive tracking and maintenance of databases regarding relationships to physicians and healthcare providers. The Health Care Reform Legislation and proposed regulations impose new reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to physicians and teaching hospitals, effective in 2013. The implementation of the infrastructure to comply with these bills and regulations could be costly and any failure to provide the required information may result in civil monetary penalties.

While we do not believe that the provisions of HITECH which make HIPAA's privacy and security standards directly applicable to business associates of covered entities apply to us since we do not believe that we are a business associate, there is no guarantee that the government will agree with our determination that we are not a business associate. If the government determines that we are a business associate, compliance with the provisions of HITECH could be costly, and we could be subject to enforcement measures, including civil and criminal penalties and fines.

The orthopedic medical device industry is, and in recent years has been, under heightened scrutiny as the subject of government investigations and enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, specifically including arrangements with physician consultants. We have arrangements with surgeons, hospitals and other entities which may be subject to scrutiny. For example, we have consulting agreements with orthopedic surgeons using or considering the use of our present and future RIO system and MAKOplasty implants and disposable products, for assistance in product development, and professional training and education, among other things. Payment for some of these consulting services has been in the form of stock options or royalties rather than per hour or per diem amounts that would require verification of time worked. We may continue in the future to make payment for these consulting services in the form of royalties or also possibly in the form of part time employment. In addition, we sometimes allow hospitals a period of evaluation of our products at no charge.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, including the FCPA, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If the surgeons or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease approximately 68,000 square feet of office and warehouse space in Fort Lauderdale, Florida, which is used as our headquarters and for the assembly of our products. Our lease expires on March 31, 2021. Thereafter, we have the right to renew our lease for two five-year terms upon prior written notice and the fulfillment of certain conditions. We intend to lease approximately 15,000 additional square feet of office space in the first half of 2012, located close to our headquarters and the Fort Lauderdale-Hollywood International Airport, which will be used as a training facility. We believe that our current facility and the intended training facility will be adequate to meet our needs through at least 2016, but additional space may be required in the future to accommodate our anticipated growth.

ITEM 3. LEGAL PROCEEDINGS

None

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our common stock began trading on The NASDAQ Global Market under the symbol "MAKO" on February 14, 2008. Prior to that date, there was no identifiable public market for our common stock.

The following table sets forth the range of the high and low intraday prices for the period of January 1, 2010 through December 31, 2011 as reported by The NASDAQ Global Select Market.

	2011		2010	
	High	**Low**	**High**	**Low**
First Quarter	$24.47	$14.04	$14.38	$10.90
Second Quarter	$35.90	$23.37	$14.90	$11.77
Third Quarter	$41.80	$21.40	$12.65	$ 9.45
Fourth Quarter	$43.00	$24.40	$15.73	$ 9.28

Our stock transfer records indicated that as of February 29, 2012, there were approximately 47 holders of record of our common stock.

DIVIDEND POLICY

We have never declared dividends or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plans as of December 31, 2011.

Plan Category	(a) Number of Shares of Our Common Stock to be Issued Upon Exercise of Outstanding Options	(b) Weighted- Average Exercise Price of Outstanding Options	(c) Number of Shares of Our Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans (Exceeding Securities Reflected in Col (a))
Equity compensation plans approved by our security holders	4,753,000(1)	$11.06	859,000(2)
Equity compensation plans not approved by our security holders	15,000(3)	12.10	0
TOTAL	4,768,000(1)	$11.06	859,000(2)

(1) This number includes shares of our common stock to be issued upon exercise of outstanding options under our 2004 Stock Incentive Plan and our 2008 Omnibus Incentive Plan. No further awards will be made under the 2004 Stock Incentive Plan.

(2) This number includes 390,000 shares available for future issuance under our 2008 Employee Stock Purchase Plan. The 2008 Omnibus Incentive Plan contains an evergreen provision whereby the authorized shares increase on January 1 of each year in an amount equal to the least of (i) 2,500,000 shares, (ii) 4% of the total number of shares of the Company's common stock outstanding on December 31 of the preceding year, and (iii) a number of shares determined by the Company's board of directors that is less than (i) and (ii).

(3) On July 6, 2010, we entered into an agreement for the provision of certain consulting services to us in consideration for cash compensation and a non-qualified stock option to purchase 15,000 shares of our common stock. This stock option has an exercise price of $12.10, which was the closing price per share of our common stock on July 6, 2010, the grant date, and vested ratably quarterly over one year starting on the grant date.

UNREGISTERED SALES OF EQUITY SECURITIES

Not applicable.

USES OF PROCEEDS FROM SALE OF REGISTERED SECURITIES

Not applicable.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table summarizes the repurchases of the Company's common stock during the three month period ended December 31, 2011:

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1 to 31, 2011	—	$ —	—	$ —
November 1 to 30, 2011	2,278	37.44	—	—
December 1 to 31, 2011	—	—	—	—
	2,278	$ 37.44	—	$ —

(1) Represents the surrender of shares of common stock of the Company to satisfy the tax withholding obligations associated with the vesting of restricted stock.

Performance Graph[1]

The following graph shows a comparison of cumulative total return for our common stock, the NASDAQ Composite Index, and the NASDAQ Medical Equipment Index. Such returns are based on historical results and are not intended to suggest future performance. The graph assumes $100 was invested in our common stock and in each of the indexes on February 14, 2008, the date our common stock commenced trading on The NASDAQ Global Market.

Data for the NASDAQ Composite Index and the NASDAQ Medical Equipment Index assume reinvestment of dividends. The Company has never paid dividends on its common stock and has no present plans to do so.

The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

COMPARISON OF 46-MONTH CUMULATIVE TOTAL RETURN
Among
MAKO Surgical Corp.
The NASDAQ Composite Index
and
The NASDAQ Medical Equipment Index



	2/14/2008	3/31/2008	6/30/2008	9/30/2008	12/31/2008	3/31/2009	6/30/2009	9/30/2009	12/31/2009
MAKO Surgical Corp.	$100.00	$97.93	$79.74	$78.98	$72.77	$84.10	$98.26	$95.42	$120.92
NASDAQ Composite	$100.00	$97.71	$98.30	$89.27	$67.61	$65.53	$78.67	$90.99	$ 97.28
NASDAQ Medical Equipment	$100.00	$93.88	$90.03	$87.10	$59.87	$52.40	$68.08	$83.64	$ 87.31

	3/31/2010	6/30/2010	9/30/2010	12/31/2010	3/31/2011	6/30/2011	9/30/2011	12/31/2011
MAKO Surgical Corp.	$146.84	$135.62	$104.36	$165.80	$262.75	$323.86	$372.77	$274.62
NASDAQ Composite	$102.80	$90.43	$101.55	$113.73	$119.23	$118.91	$103.55	$111.69
NASDAQ Medical Equipment	$ 97.28	$ 89.60	$ 90.78	$ 93.11	$105.89	$111.57	$ 94.48	$106.97

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1   This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our filings of under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth certain financial data with respect to our business. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and the financial statements and related notes thereto in Item 8.

(in thousands, except per share data)

	Years Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Statements of Operations Data					
Revenue	$ 84,507	$ 44,296	$ 34,208	$ 2,944	$ 771
Cost of revenue	26,883	18,173	21,454	3,312	583
Gross profit (loss)	57,624	26,123	12,754	(368)	188
Operating costs and expenses:					
Selling, general and administrative	69,024	47,041	32,072	23,292	12,042
Research and development	20,592	14,975	13,127	12,472	8,269
Depreciation and amortization	4,291	3,043	1,951	1,828	1,297
Total operating costs and expenses	93,907	65,059	47,150	37,592	21,608
Loss from operations	(36,283)	(38,936)	(34,396)	(37,960)	(21,420)
Net loss	$ (36,143)	$ (38,687)	$ (34,023)	$(37,082)	$(20,658)
Net loss attributable to common stockholders	$ (36,143)	$ (38,687)	$ (34,023)	$(37,647)	$(24,318)
Net loss per share – Basic and diluted attributable to common stockholders (1)	$ (0.89)	$ (1.13)	$ (1.22)	$ (2.20)	$ (14.75)
Weighted average common shares outstanding – Basic and diluted (2)	40,752	34,349	27,806	17,096	1,649

(in thousands)

	As of December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Balance Sheet Data:					
Cash and cash equivalents	$ 13,438	$ 27,108	$ 17,159	$ 62,547	$ 9,615
Short-term investments	36,354	46,401	44,686	1,077	3,084
Long-term investments	8,902	23,283	9,368	—	—
Total assets	127,771	137,079	99,103	86,533	29,190
Long-term debt, net of current portion	—	—	—	—	—
Redeemable convertible preferred stock	—	—	—	—	59,487
Accumulated deficit	(189,025)	(152,882)	(114,195)	(80,172)	(42,843)
Total stockholders' equity (deficit)	100,438	121,771	90,794	66,514	(42,837)

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(1) The basic and diluted net loss per share computation excludes potential common shares upon exercise of options and warrants to purchase common stock and unvested restricted stock as their effect would be anti-dilutive. See Item 8, Financial Statements and Supplementary Data, Note 2 to the Financial Statements, for a detailed explanation of the determination of shares used in computing basic and diluted loss per share.

(2) Weighted average common shares outstanding and per share amounts have been retroactively adjusted to give effect to a one-for-3.03 reverse stock split of our common stock effected on February 8, 2008.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an emerging medical device company that markets our advanced robotic arm solution and orthopedic implants for orthopedic procedures. We offer MAKOplasty, an innovative, restorative surgical solution that enables orthopedic surgeons to consistently, reproducibly and precisely treat patient specific osteoarthritic disease. Our common stock trades on The NASDAQ Global Select Market under the ticker symbol "MAKO."

We have incurred net losses in each year since our inception and, as of December 31, 2011, we had an accumulated deficit of $189.0 million. We expect to continue to incur significant operating losses as we increase our sales and marketing activities and otherwise continue to invest capital in the development and expansion of our products and our business generally. We expect that our general and administrative expenses will continue to increase to support the sales and marketing efforts associated with the growing commercialization of MAKOplasty, including our MAKOplasty total hip arthroplasty application, or MAKOplasty THA application, that we commercially launched in September 2011, and to support our continued growth in operations. We also expect our research and development expenses to increase as we continue to expand our research and development activities, including the support of existing products and the research of potential future products.

Recent business events and key milestones in the development of our business include the following:

- In September 2011, we announced the commercial availability of the RIO system for use in total hip replacement procedures, called the MAKOplasty THA application. A total of 49 MAKOplasty THA applications were sold in 2011, resulting in 44% of our domestic commercial installed base having the MAKOplasty THA application as of December 31, 2011.

- During the year ended December 31, 2011, we sold 48 RIO systems, including 44 domestic commercial sales, two international commercial sales and two international demonstration sales, increasing our worldwide commercial installed base to 113 systems.

- A total of 6,932 MAKOplasty procedures were performed worldwide during the year ended December 31, 2011, representing a 99% increase over the same period in 2010.

- In the third quarter of 2011, we received notification from the U.S. Patent and Trademark Office of the allowance of our MAKOplasty patent application, entitled "Haptic Guidance System and Method," which claims what we believe are fundamental elements of any viable robotic solution for orthopedic surgery. Additionally, we expanded the scope of our existing worldwide license to the entire patent portfolio of Immersion Corporation to provide MAKO with exclusive rights in the field of robotic orthopedics.

We believe that the keys to continuing to grow our business are expanding the acceptance and application of MAKOplasty for partial knee resurfacing procedures, gaining market acceptance for our MAKOplasty THA application and associated implant systems and introducing other potential future applications. To successfully commercialize our products and continue to grow our business, we must gain broad market acceptance for MAKOplasty procedures.

FACTORS THAT MAY INFLUENCE FUTURE RESULTS OF OPERATIONS

The following is a description of factors that may influence our future results of operations, including significant trends and challenges that we believe are important to an understanding of our business and results of operations.

Revenue

Revenue is generated from: (1) RIO system sales and applications (2) sales of implants and disposable products utilized in MAKOplasty procedures; and (3) sales of warranty and maintenance services on the RIO system hardware. Future revenue from sales of our products is difficult to predict and we expect that it will only modestly reduce our continuing losses resulting from selling, general and administrative expenses, research and development expenses and other activities for at least the next two years. Our future revenue may also be adversely affected by the current general economic conditions and the resulting tightening of the credit markets, which may cause purchasing decisions to be delayed or cause our customers to experience difficulties in securing adequate funding to buy our products.

The generation of recurring revenue through sales of our implants, disposable products and warranty service contracts is an important part of the MAKOplasty business model. We anticipate that recurring revenue will constitute an increasing percentage of our total revenue as we leverage each new installation of our RIO system to generate recurring sales of implants and disposable products and as we expand our RIO applications and implant product offerings, including our MAKOplasty THA application that we commercially launched in September 2011.

During the fourth quarter of 2010, we determined that we had incorrectly recognized revenue and expenses associated with the initial warranty obligation and maintenance services included in all previous RIO system sales. Accordingly, in the fourth quarter of 2010, we recorded an adjustment to decrease revenue by $1.2 million, to reverse the accrual for our warranty and maintenance obligation by $552,000 and to increase net loss by $644,000, or $(0.02) per basic and diluted share. The adjustment arose over the quarters throughout 2009 and 2010 and did not materially affect our trend in earnings. As the adjustment was related to the correction of an error, we performed the analysis required by Staff Accounting Bulletin 99, *Materiality*, and Staff Accounting Bulletin 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*. Based on this analysis, we concluded that the effect of the error was not material to the quarters and years in the two year period ended December 31, 2010 from both a quantitative and qualitative perspective.

Cost of Revenue

Cost of revenue primarily consists of the direct costs associated with the manufacture of RIO systems, implants and disposable products for which revenue has been recognized in accordance with our revenue recognition policy. Costs associated with providing services are expensed as incurred. Cost of revenue also includes the allocation of manufacturing overhead costs, freight, royalties related to the sale of products covered by licensing arrangements and write-offs of obsolete, impaired or excess inventory.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of compensation, including stock-based compensation and benefits, for sales, marketing, training, clinical research, operations, regulatory, quality, finance, legal, executive, and administrative personnel. Other significant expenses include costs associated with sales and marketing activities, marketing and advertising materials, training, insurance, professional fees for legal and accounting services, consulting fees, travel expenses, facility and related operating costs, depreciation on loaned implant instrumentation to customers, and recruiting and other human resources expenses. Our selling, general and administrative expenses are expected to continue to increase due to the planned increase in the number of employees necessary to support the sales and marketing efforts associated with the growing commercialization of MAKOplasty and an increased number of employees necessary to support our continued growth in operations. In addition, we expect to incur additional costs associated with securing and protecting our intellectual property rights as necessary to support our current and future product offerings.

Research and Development Expenses

Costs related to research, design and development of products are charged to research and development expense as incurred. These costs include direct salary and benefit costs for research and development employees including stock-based compensation, cost for materials used in research and development activities and costs for outside services. We expect our research and development expense to increase as we continue to expand our research and development activities, including the support of existing products and the research and development of potential future products.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported expenses during the reporting periods. The accounting estimates that require our most significant, difficult and subjective judgments include revenue recognition, allowance for doubtful accounts, inventory valuation, valuation allowance for deferred income tax assets, impairment of long-lived assets and

the determination of stock-based compensation. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ significantly from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Item 8, Financial Statements and Supplementary Data, Note 2 to the Financial Statements, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

Revenue is generated: from (1) unit sales of our RIO system and MAKOplasty applications (collectively, the RIO system"), including associated instrumentation, installation services and training; (2) sales of implants and disposable products utilized in MAKOplasty procedures; and (3) sales of warranty and maintenance services. We recognize revenue in accordance with Accounting Standards Codification, or ASC, 605-10-S99, *Revenue Recognition*, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred. For all sales, we use either a signed agreement or a binding purchase order as evidence of an arrangement.

Our multiple-element arrangements are generally comprised of the following elements that qualify as separate units of accounting: (1) RIO system sales; (2) sales of implants and disposable products; and (3) warranty and maintenance services on the RIO system hardware. Our revenue recognition policies generally result in revenue recognition at the following points:

1. RIO system sales: Revenues related to RIO system sales are recognized upon installation of the system, training of at least one surgeon, which typically occurs prior to or concurrent with the RIO system installation, and customer acceptance, if required.

2. Procedure revenue: Revenues from the sale of implants and disposable products utilized in MAKOplasty procedures are recognized at the time of sale (i.e., at the time of the related surgical procedure).

3. Service revenue: Revenues from warranty and maintenance services, including extended warranty services, on the RIO system hardware are deferred and recognized ratably over the service period until no further obligation exists. Sales of our RIO system generally include a one-year warranty and maintenance obligation for services. Costs associated with providing warranty and maintenance services are expensed to cost of revenue as incurred.

Provisions for discounts and rebates to customers are established as a reduction to revenue in the same period as the related sales are recorded.

A portion of our end-user customers acquire the RIO system through a leasing arrangement with qualified third-party leasing companies. In these instances, we sell the RIO system to the third-party leasing company, and the end-user customer enters into an independent leasing arrangement with the third-party leasing company. We recognize RIO system revenue for a RIO system sale to a third-party leasing company on the same basis as a RIO system sale directly to an end-user customer. We sell implants and disposable products utilized in MAKOplasty procedures directly to end-user customers under a separate agreement.

Our domestic sales contracts generally do not provide the customer with a right of return. If such a right is provided, all related revenues would be deferred until such right expires or is waived. In a limited number of RIO system sales, our agreement with the customer provides for a customer acceptance period, which typically does not exceed three months, following which the customer may either accept or return the RIO system. No system revenue is recognized for these RIO system sales until the customer has unconditionally accepted the RIO system.

Sales of implants and disposable products to independent international distributors generally provide for a right of return. Accordingly, no revenue is recognized for these sales until the right of return expires or is waived. Sales of our RIO system to international distributors generally do not provide the distributor with a right of return. If such a right is provided, all related revenues would be deferred until such right expires or is waived. The one-year warranty for RIO system sales to international distributors is limited to replacing parts within the warranty period and does not provide for maintenance services. We accrue for the estimated costs of providing the one-year warranty for RIO system sales to international distributors upon installation as a component of cost of revenue - systems in the statements of operations.

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The RIO system includes software that is essential to the functionality of the product. Since the RIO system's software and non-software components function together to deliver the RIO system's essential functionality, they are considered one deliverable that is excluded from the software revenue recognition guidance.

We allocate arrangement consideration to the RIO systems and associated instrumentation, our implants and disposables and our warranty and maintenance services based upon the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, or VSOE, of fair value of the respective elements, third-party evidence of selling price, or best estimate of selling price, or ESP.

We allocate arrangement consideration using ESP for our RIO system, ESP for our implants and disposables and VSOE of fair value for our warranty and maintenance services. VSOE of fair value is based on the price charged when the element is sold separately. ESP is established by determining the price at which we would transact a sale if the product was sold on a stand-alone basis. We determine ESP for our products by considering multiple factors including, but not limited to, geographies, type of customer, and market conditions. We regularly review ESP and maintain internal controls over the establishment and updates of these estimates.

Allowance for Doubtful Accounts

We regularly review customer balances by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. We provide an allowance for doubtful accounts when collections become doubtful but have not experienced any significant credit losses to date in the accompanying financial statements included in Item 8, Financial Statements and Supplementary Data, of this report.

Inventory Valuation

Inventory is stated at the lower of cost or market value on a first-in, first-out basis. Inventory costs include direct materials, direct labor and manufacturing overhead. We review our inventory periodically to determine net realizable value and consider product upgrades in its periodic review of realizability. We write down inventory, if required, based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes and new product introductions and require estimates that may include uncertain elements.

Valuation Allowance for Deferred Income Tax Assets

Deferred income taxes are determined based on the differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. A full valuation allowance has been recorded in the accompanying financial statements relating to all our net deferred tax assets.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for indicators of impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or discounted estimate of future cash flows.

Determination of Stock-Based Compensation

We recognize compensation expense for our stock-based awards in accordance with ASC 718, *Compensation-Stock Compensation*. ASC 718 requires the recognition of compensation expense, using a fair value based method, for costs related to all share-based payments including stock options. ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.

We account for stock-based compensation arrangements with non-employees in accordance with the ASC 505-50, *Equity-Based Payments to Non-Employees*. We record the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes pricing model. The value of the equity instrument is charged to expense over the term of the service agreement.

We selected the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model will be affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, forfeitures and expected dividends.

During the year ended December 31, 2011, we recognized $9.9 million of stock-based compensation expense including stock option grants, restricted stock grants, and compensation expense relating to shares issued under our employee share purchase plan, leaving $15.3 million to be recognized in future periods. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures, and is expected to be recognized over a remaining weighted average period of 2.3 years as of December 31, 2011.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

(in thousands)

	2011	2010	Change	% of Change	2010	2009	Change	% of Change
Revenue:								
Procedures	$ 34,638	$ 17,620	$ 17,018	97%	$ 17,620	$ 7,550	$ 10,070	133%
Systems – RIO	43,927	24,928	18,999	76%	24,928	14,715	10,213	69%
Systems – TGS, previously deferred	—	—	—	—	—	11,297	(11,297)	(100%)
Service	5,942	1,748	4,194	240%	1,748	646	1,102	171%
Total revenue	84,507	44,296	40,211	91%	44,296	34,208	10,088	29%
Cost of revenue:								
Procedures	8,793	5,960	2,833	48%	5,960	3,087	2,873	93%
Systems – RIO	16,695	11,171	5,524	49%	11,171	9,032	2,139	24%
Systems – RIO upgrades	—	—	—	—	—	5,183	(5,183)	(100%)
Systems – TGS, previously deferred	—	—	—	—	—	3,606	(3,606)	(100%)
Service	1,395	1,042	353	34%	1,042	546	496	91%
Total cost of revenue	26,883	18,173	8,710	48%	18,173	21,454	(3,281)	(15%)
Gross profit	57,624	26,123	31,501	121%	26,123	12,754	13,369	105%
Operating costs and expenses:								
Selling, general and administrative	69,024	47,041	21,983	47%	47,041	32,072	14,969	47%
Research and development	20,592	14,975	5,617	38%	14,975	13,127	1,848	14%
Depreciation and amortization	4,291	3,043	1,248	41%	3,043	1,951	1,092	56%
Total operating costs and expenses	93,907	65,059	28,848	44%	65,059	47,150	17,909	38%
Loss from operations	(36,283)	(38,936)	2,653	(7%)	(38,936)	(34,396)	(4,540)	13%
Other income, net	245	317	(72)	(23%)	317	429	(112)	(26%)
Loss before income taxes	(36,038)	(38,619)	2,581	(7%)	(38,619)	(33,967)	(4,652)	14%
Income tax expense	105	68	37	54%	68	56	12	21%
Net loss	$ (36,143)	$ (38,687)	$ 2,544	(7%)	$ (38,687)	$ (34,023)	$ (4,664)	14%

Revenue

Revenue was $84.5 million for the year ended December 31, 2011, compared to $44.3 million for the year ended December 31, 2010. The increase in revenue of $40.2 million, or 91%, was primarily due to a $17.0 million, or 97%, increase in procedure revenue, a $19.0 million, or 76%, increase in RIO system revenue and a $4.2 million, or 240%, increase in service revenue. The $17.0 million increase in procedure revenue was attributable to an increase in the number of MAKOplasty procedures performed during the year ended December 31, 2011 to 6,932 as compared to 3,485 during the year ended December 31, 2010. The increase in MAKOplasty procedures performed was primarily due to the continued adoption of MAKOplasty, driven by the growth of our commercial installed base of RIO systems and relatively consistent average monthly utilization per commercial system and relatively consistent average selling price per procedure.

The $19.0 million increase in RIO system revenue was attributable to the recognition of $43.9 million of revenue from 48 unit sales of our RIO system, including 44 domestic commercial sales, two international commercial sales and two international demonstration system sales, and 49 MAKOplasty THA application sales during the year ended December 31, 2011, as compared to the recognition of $24.9 million of revenue from 33 unit sales of our RIO system, including 31 domestic commercial sales and two international demonstration system sales, during the year ended December 31, 2010. RIO system revenue for the year ended December 31, 2011 was reduced by $4.0 million for the deferral of system revenue related to the first year warranty and maintenance services provided by MAKO, as compared to the deferral of $2.2 million during the year ended December 31, 2010. This deferred revenue will be recognized in service revenue over a twelve-month period.

The $4.2 million increase in service revenue was attributable to an increase in the installed base of RIO systems covered under warranty and maintenance.

We expect our revenue to continue to increase in future periods as unit sales of our RIO system increase, the number of MAKOplasty procedures performed increases, and the installed base of RIO systems covered under warranty and maintenance increases.

Revenue was $44.3 million for the year ended December 31, 2010, compared to $34.2 million for the year ended December 31, 2009. The increase in revenue of $10.1 million, or 29%, was primarily due to a $10.2 million, or 69%, increase in RIO system revenue and a $10.1 million, or 133%, increase in procedure revenue and was partially offset by the recognition of $11.3 million of revenue during the year ended December 31, 2009 from 17 previously deferred unit sales of our Tactile Guidance System™, or TGS. The $10.2 million increase in RIO system revenue was attributable to $24.9 million of revenue from 33 unit sales of our RIO system, including 31 domestic commercial sales and two international demonstration system sales, as compared to the recognition of $14.7 million of revenue from 19 unit sales of our RIO system during the year ended December 31, 2009. The $10.1 million increase in procedure revenue was attributable to an increase in MAKOplasty procedures performed during the year ended December 31, 2010 as compared with the year ended December 31, 2009. There were 3,485 MAKOplasty procedures performed during the year ended December 31, 2010 compared to 1,602 MAKOplasty procedures performed during the year ended December 31, 2009. The increase in MAKOplasty procedures performed was driven by the continued adoption of MAKOplasty Partial Knee Arthroplasty, or MAKOplasty PKA, both in terms of monthly utilization per commercial system and total commercial installed base. Revenue for the year ended December 31, 2010 was reduced by $2.2 million, of which $1.2 million related to system sales prior to the fourth quarter, for the deferral of system revenue related to the first year warranty and maintenance services provided by MAKO. This deferred revenue was recognized in service revenue over a twelve-month period. TGS sales arrangements required us to provide upgrades and enhancements, through and including the delivery of the RIO system. In accordance with our revenue recognition policy, recognition of revenue on unit sales of our TGS was deferred until delivery of the RIO system, which we commercially released in the first quarter of 2009.

Cost of Revenue

Cost of revenue was $26.9 million for the year ended December 31, 2011, compared to $18.2 million for the year ended December 31, 2010. The increase in cost of revenue of $8.7 million, or 48%, was primarily due to an increase in MAKOplasty procedures performed and the recognition of the cost of revenue from 48 unit sales of our RIO system and 49 MAKOplasty THA application sales during the year ended December 31, 2011 as compared to the recognition of the cost of revenue from 33 unit sales of our RIO system during the year ended December 31, 2010. This was partially offset by lower per system material costs and lower per procedure material costs for the year ended

December 31, 2011, compared to the year ended December 31, 2010. Cost of revenue for the year ended December 31, 2010 was also impacted by a write-off of approximately $1.4 million of excess RESTORIS unicompartmental knee implant system implants, or RESTORIS Classic, necessitated by the rapid adoption of the RESTORIS MCK multicompartmental implant system, or RESTORIS MCK, and an adjustment to reverse the accrual for our warranty and maintenance obligation by $552,000 as discussed in "Factors That May Influence Future Results of Operations" above. We expect our cost of revenue to continue to increase in future periods as unit sales of our RIO system and applications increase, the number of MAKOplasty procedures performed increases, and the installed base of RIO systems covered under warranty and maintenance increases.

Gross profit for the year ended December 31, 2011 was $57.6 million compared to a gross profit of $26.1 million for the year ended December 31, 2010. Total gross margin for the year ended December 31, 2011 was 68%, including a 75% margin on procedure revenue, a 62% margin on RIO system revenue and a 77% margin on service revenue compared to a gross margin of 59% for the year ended December 31, 2010, including a 66% margin on procedure revenue, a 55% margin on RIO system revenue and a 40% margin on service revenue. The increase in margin on procedure revenue was primarily attributable to lower material costs per procedure and a write-off of approximately $1.4 million of excess RESTORIS Classic implants in 2010. The increase in margin on RIO system revenue was primarily attributable to lower material costs per system. The increase in margin on service revenue was primarily attributable to the change in recognition of the initial warranty obligation and maintenance services for RIO system sales to service revenue beginning in the fourth quarter of 2010 and to a reduction in per site service costs in 2011. See further discussion of the initial warranty obligation and maintenance services for RIO system sales in "Factors That May Influence Future Results of Operations" above.

Cost of revenue was $18.2 million for the year ended December 31, 2010, compared to $21.5 million for the year ended December 31, 2009. The decrease in cost of revenue of $3.3 million, or 15%, was primarily due to the recognition of $8.8 million of the direct cost of revenue during the year ended December 31, 2009 from 17 previously deferred unit sales of our TGS, including the cost of providing the RIO system upgrades. This was partially offset by the recognition of the cost of revenue from 33 unit sales of our RIO system during the year ended December 31, 2010 as compared to the recognition of the cost of revenue from 19 unit sales of our RIO system during the year ended December 31, 2009 and to an increase in MAKOplasty PKA procedures performed. Cost of revenue for the year ended December 31, 2010 was also impacted by a write-off of approximately $1.4 million of excess RESTORIS Classic implants necessitated by the rapid adoption of RESTORIS MCK and an adjustment to reverse the accrual for our warranty and maintenance obligation by $552,000 as discussed in "Factors That May Influence Future Results of Operations" above.

Gross profit for the year ended December 31, 2010 was $26.1 million compared to a gross profit of $12.8 million for the year ended December 31, 2009. Total gross margin for the year ended December 31, 2010 was 59%, including a 66% margin on procedure revenue, a 55% margin on RIO system revenue and a 40% margin on service revenue compared to a gross margin of 37% for the year ended December 31, 2009, including a 59% margin on procedure revenue, a 31% margin on RIO system revenue and a 15% margin on service revenue. The increase in margin on procedure revenue was primarily attributable to a higher average selling price per procedure, which was partially offset by a write-off of approximately $1.4 million of excess RESTORIS Classic implants in 2010. The increase in margin on RIO system revenue was primarily attributable to the cost of providing RIO system upgrades for 17 previously deferred unit sales of our TGS.

Selling, General and Administrative

Selling, general and administrative expense was $69.0 million for the year ended December 31, 2011, compared to $47.0 million for the year ended December 31, 2010. The increase of $22.0 million, or 47%, was primarily due to an increase in sales, marketing and operations costs associated with the production and commercialization of our products and an increase in general and administrative costs to support our continued growth. Our total number of employees increased from 291 as of December 31, 2010 to 415 as of December 31, 2011. Of the 124 employee increase, 68 were in sales and marketing. Selling, general and administrative expense for the year ended December 31, 2010 was also impacted by a write-off of $1.0 million of excess RESTORIS classic instrumentation necessitated by the rapid adoption of RESTORIS MCK, and the corresponding decline in the usage of RESTORIS Classic. Selling, general and administrative expense for the year ended December 31, 2011 included $8.3 million of stock-based compensation expense compared to $5.4 million for the year ended December 31, 2010. The increase in stock-based compensation expense was primarily due to additional option grants and restricted stock grants made in 2011 combined with an

increase in the price of our common stock. We expect our selling, general and administrative expenses to continue to increase substantially due to our planned increase in the number of employees and sales and training programs necessary to support the sales and marketing efforts associated with the growing commercialization of our products, and an increased number of employees, facilities and operating costs necessary to support our continued growth in operations. In addition, we expect to incur additional costs associated with securing and protecting our intellectual property rights as necessary to support our current and future product offerings.

Selling, general and administrative expense was $47.0 million for the year ended December 31, 2010, compared to $32.1 million for the year ended December 31, 2009. The increase of $14.9 million, or 47%, was primarily due to an increase in sales, marketing and operations costs associated with the production and commercialization of our products and an increase in general and administrative costs to support our continued growth. Our total number of employees increased from 232 as of December 31, 2009 to 291 as of December 31, 2010. Of the 59 employee increase, 35 were in Sales and Marketing. Selling, general and administrative expense for the year ended December 31, 2010 was also impacted by a write-off of $1.0 million of excess RESTORIS classic instrumentation necessitated by the rapid adoption of the RESTORIS MCK multicompartmental implant system. Selling, general and administrative expense for the year ended December 31, 2010 also included $5.4 million of stock-based compensation expense compared to $3.3 million for the year ended December 31, 2009. The increase in stock-based compensation expense was primarily due to additional option grants and restricted stock grants made in 2009 and 2010.

We loan instrumentation to our customers, which are used to perform MAKOplasty procedures in conjunction with using the RIO system. These loaned instrument sets, or implant instruments, are comprised of tools and equipment that facilitate the implantation of our implants. Implant instruments loaned to customers are not part of the tangible product sold and title of loaned instrument remains with the Company. To better reflect the economics of the implant instruments and enhance comparability with other companies in our industry, depreciation expense on implant instruments has been reclassified from cost of revenue – procedures to selling, general and administrative expense beginning in the first quarter of 2010. Depreciation expense for implant instruments was $1.1 million, $464,000 and $250,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Research and Development

Research and development expense was $20.6 million for the year ended December 31, 2011, compared to $15.0 million for the year ended December 31, 2010. The increase of $5.6 million, or 38%, was primarily due to an increase in research and development activities associated with on-going development of our RIO system and applications, including our MAKOplasty THA application that we commercially launched in September 2011, our RESTORIS family of implant systems, and potential future products. Research and development expense for the year ended December 31, 2011 was also impacted by $1.3 million of expense incurred under the Strategic Alliance Agreement with Pipeline Biomedical Holding, LLC as discussed in Item 8, Financial Statements and Supplementary Data, Note 7 to the Financial Statements. We expect our research and development expense to increase as we continue to expand our research and development activities, including the support of existing products and the research and development of potential future products.

Research and development expense was $15.0 million for the year ended December 31, 2010, compared to $13.1 million for the year ended December 31, 2009. The increase of $1.9 million, or 14%, was primarily due to an increase in research and development activities associated with on-going development of our RIO system, our RESTORIS family of implant systems and potential future products, including our MAKOplasty THA application and associated implant systems.

Depreciation and Amortization

Depreciation and amortization expense was $4.3 million for the year ended December 31, 2011, compared to $3.0 million for the year ended December 31, 2010. The increase of $1.3 million, of 41%, was primarily due to an increase in depreciation of property and equipment as a result of purchases made during 2011 and 2010 due to the growth in our business and the expansion of our facilities in 2010 to accommodate an increase in employees and operational activities necessary to support such growth.

Depreciation and amortization expense was $3.0 million for the year ended December 31, 2010, compared to $2.0 million for the year ended December 31, 2009. The increase of $1.0 million, or 56%, was primarily due to an increase in depreciation of property and equipment as a result of purchases made during 2010 and 2009 due to the

growth in our business and the expansion of our facilities in 2010 to accommodate an increase in employees necessary to support such growth.

Other Income, Net

Other income, net was $245,000 for the year ended December 31, 2011, compared to $317,000 for the year ended December 31, 2010. The decrease of $72,000, or 23%, was primarily due to lower yields realized on our cash, cash equivalents and investments compared with the same period of 2010, which is attributable to a cash investment strategy that emphasizes the security of the principal invested and fulfillment of liquidity needs, and to realized losses on foreign currency transactions for the year ended December 31, 2011.

Other income, net was $317,000 for the year ended December 31, 2010, compared to $432,000 for the year ended December 31, 2009. The decrease of $115,000, or 27%, was primarily due to lower yields realized on our cash, cash equivalents and investments for the year ended December 31, 2010 compared with the same period of 2009 which is attributable to a cash investment strategy which emphasizes the security of the principal invested and fulfillment of liquidity needs.

Income Taxes

No federal income taxes were recognized for the years ended December 31, 2011, 2010 or 2009, due to net operating losses in each period. State and local income taxes for the years ended December 31, 2011, 2010 and 2009 were $105,000, $68,000 and $56,000, respectively. Income taxes recognized to date have not been significant due to net operating losses we have incurred in each period since our inception. In addition, no deferred income taxes were recorded for the years ended December 31, 2011, 2010 or 2009, as all income tax benefits were fully offset by a valuation allowance against our net deferred income tax assets.

LIQUIDITY AND CAPITAL RESOURCES

(in thousands)	2011	2010	Change	% of Change	2010	2009	Change	% of Change
Cash and cash equivalents	$ 13,438	$ 27,108	$ (13,670)	(50%)	$ 27,108	$ 17,159	$ 9,949	58%
Short-term investments	36,354	46,401	(10,047)	(22%)	46,401	44,686	1,715	4%
Long-term investments	8,902	23,283	(14,381)	(62%)	23,283	9,368	13,915	149%
Total cash, cash equivalents, and investments	$ 58,694	$ 96,792	$ (38,098)	(39%)	$ 96,792	$ 71,213	$ 25,579	36%
Cash used in operating activities	$ (27,303)	$ (30,292)	$ 2,989	(10%)	$ (30,292)	$ (45,572)	$ 15,280	(34%)
Cash provided by (used in) investing activities	10,584	(20,076)	30,660	(153%)	(20,076)	(54,180)	34,104	(63%)
Cash provided by financing activities	3,049	60,317	(57,268)	(95%)	60,317	54,364	5,953	11%
Net increase (decrease) in cash and cash equivalents	$ (13,670)	$ 9,949	$ (23,619)	(237%)	$ 9,949	$ (45,388)	$ 55,337	(122%)

We have incurred net losses and negative cash flow from operating activities for each period since our inception in November 2004. As of December 31, 2011, we had an accumulated deficit of $189.0 million and have financed our operations principally through the sale of our equity securities.

As of December 31, 2011, we had $58.7 million in cash, cash equivalents and investments. Our cash and investment balances are held in a variety of interest bearing instruments, including notes and bonds from U.S. government agencies and certificates of deposit.

Net Cash Used in Operating Activities

Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization and stock-based compensation. Net cash used in operating activities was also reduced in 2011 by the recognition of research and development expense associated with stock issued under the Strategic Alliance Agreement with Pipeline Biomedical Holding, LLC. Net cash used in operating activities was also affected by changes in operating assets and liabilities. Included in changes in operating assets and liabilities for the year ended December 31, 2011 are $11.6 million of increases to inventory necessitated by increased sales of RIO systems and implants and disposable products and the commercial launch of our MAKOplasty THA application in September 2011 and $9.4 million of increases to accounts receivable due to increased sales in the fourth quarter of 2011 compared with the same period of 2010. This was partially offset by $2.7 million of increases to accounts payable and $5.6 million of increases to other accrued liabilities. For the year ended December 31, 2010, inventory write-downs of $1.7 million and property and equipment write-downs of $1.2 million were incurred primarily due to the write-off of excess RESTORIS Classic implants and instrumentation necessitated by the rapid adoption of the RESTORIS MCK implant system. Included in changes in operating assets and liabilities for the year ended December 31, 2010 are approximately $6.1 million of increases to inventory necessitated by increased sales of implants and disposable products to support the growth of MAKOplasty PKA and preparation for the anticipated launch of our MAKOplasty THA application, $5.0 million of increases to accounts receivable due to increased sales in 2010, which was partially offset by $4.0 million of increases to other accrued liabilities and accrued compensation and employee benefits.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities for the year ended December 31, 2011 was primarily attributable to proceeds of $57.3 million from sales and maturities of investments, which was partially offset by the purchase of investments of $33.1 million and purchases of property and equipment of $12.3 million due to the growth in our business, the expansion of our facilities and instrumentation required for the commercial launch of the MAKOplasty THA application in September 2011. Net cash used in investing activities for the year ended December 31, 2010 was primarily attributable to the purchase of investments of $65.8 million and purchases of property and equipment of $2.6 million, which was partially offset by proceeds of $49.7 million from sales and maturities of investments. Purchases of investments in 2010 were primarily driven by net proceeds of $59.3 million received in a public offering of our common stock in November 2010.

Net Cash Provided by Financing Activities

Net cash provided by our financing activities for the year ended December 31, 2011 was primarily attributable to proceeds received under our employee stock purchase plan of $1.2 million and to proceeds received on the exercise of stock options and warrants of $2.9 million. Net cash provided by our financing activities for the year ended December 31, 2010 was primarily attributable to net proceeds of $59.3 million received in a public offering of our common stock in November 2010.

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability. We anticipate that we will continue to incur substantial net losses for at least the next two years as we expand our sales and marketing capabilities in the orthopedic products market, continue to commercialize our RIO system and MAKOplasty applications, including our MAKOplasty THA application that we commercially launched in September 2011, and our implant systems, continue research and development of existing and future products, and continue development of the corporate infrastructure required to sell and market our products and support operations. We also expect to experience increased cash requirements for inventory and property and equipment in conjunction with the continued commercialization of our RIO system and implant systems, and introducing other potential future applications.

In executing our current business plan, we believe our existing cash, cash equivalents and investment balances, and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements for at least the next twelve months. To the extent our available cash, cash equivalents and investment balances are insufficient to satisfy our operating requirements, we will need to seek additional sources of funds, including selling additional

equity, debt or other securities or entering into a credit facility, or modify our current business plan. The sale of additional equity or convertible debt securities may result in dilution to our current stockholders. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our common stock and could contain covenants that could restrict our operations and ability to issue dividends. We may also require additional capital beyond our currently forecasted amounts. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could materially harm our business and results of operations.

Because of the numerous risks and uncertainties associated with the development of medical devices and the current economic situation, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of our products and successfully deliver commercial products to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

- the revenue generated by sales of our current and future products;

- the expenses we incur in selling and marketing our products and supporting our growth;

- the costs and timing of regulatory clearance or approvals for new products or upgrades or changes to our products;

- the expenses we incur in complying with domestic or foreign regulatory requirements imposed on medical device companies;

- the rate of progress, cost and success or failure of on-going development activities;

- the emergence of competing or complementary technological developments;

- the costs of filing, prosecuting, defending and enforcing any patent or license claims and other intellectual property rights, or participating in litigation related activities;

- the terms and timing of any collaborative, licensing, or other arrangements that we may establish;

- the future unknown impact of recently enacted healthcare legislation;

- the acquisition of businesses, products and technologies; and

- general economic conditions and interest rates.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2011 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

| *(in thousands)* | Payment Due by Period | | | | |
| | | | December 31, | | After |
	Total	2012	2013-2014	2015-2016	2016
Contractual Obligations					
Minimum royalty payments – licenses	$ 13,154	$ 1,994	$ 4,177	$ 3,532	$ 3,451
Operating lease – real estate	5,533	337	856	1,330	3,010
Purchase commitments and obligations	15,697	15,697	—	—	—
Research and license agreement obligations	4,685	2,390	1,497	226	572
Total	$ 39,069	$ 20,418	$ 6,530	$ 5,088	$ 7,033

Our commitments for minimum royalty payments relate to payments under various licenses and sublicenses as discussed in Item 8, Financial Statements and Supplementary Data, Note 7 to the Financial Statements. Our commitments for operating leases relate to the lease for our headquarters in Fort Lauderdale, Florida. Our commitments for purchase commitments and obligations include an estimate of open purchase orders and contractual obligations in the ordinary course of business, including commitments with contract manufacturers and suppliers, for which we have not received the goods or services. Our commitments for research and license agreement obligations relate to payments under contractual agreements for sponsored research and license fees.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk is confined to our cash, cash equivalents, investments and exchange rate risk on international sales. The goals of our cash investment policy are the security of the principal invested and fulfillment of liquidity needs, with the need to maximize value being an important consideration. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities including notes and bonds from U.S. government agencies and certificates of deposit. The securities in our investment portfolio are not leveraged and are classified as available-for-sale. We currently do not hedge interest rate exposure or exchange rate risk. We do not believe that a variation in market rates of interest would significantly impact the value of our investment portfolio. We do not believe that a variation in the value of the U.S. dollar relative to foreign currencies would significantly impact our results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MAKO SURGICAL CORP.

Index to the Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MAKO Surgical Corp.

We have audited the accompanying balance sheets of MAKO Surgical Corp. as of December 31, 2011 and 2010, and the related statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAKO Surgical Corp. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MAKO Surgical Corp.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Boca Raton, Florida
March 8, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MAKO Surgical Corp.

We have audited MAKO Surgical Corp.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MAKO Surgical Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MAKO Surgical Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of MAKO Surgical Corp. as of December 31, 2011 and 2010, and the related statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 of MAKO Surgical Corp. and our report dated March 8, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Boca Raton, Florida
March 8, 2012

MAKO SURGICAL CORP.

Balance Sheets
(in thousands, except share and per share data)

	December 31, 2011	December 31, 2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 13,438	$ 27,108
Short-term investments	36,354	46,401
Accounts receivable, net of allowances of $158 and $0, at December 31, 2011 and 2010, respectively	20,783	11,560
Inventory	19,529	10,504
Deferred cost of revenue	160	—
Prepaid and other current assets	1,800	1,283
Total current assets	92,064	96,856
Long-term investments	8,902	23,283
Property and equipment, net	19,389	9,212
Intangible assets, net	7,284	7,530
Other assets	132	198
Total assets	$ 127,771	$ 137,079
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 4,231	$ 1,518
Accrued compensation and employee benefits	7,579	5,546
Other accrued liabilities	10,622	5,064
Deferred revenue	4,826	3,071
Total current liabilities	27,258	15,199
Deferred revenue, non-current	75	109
Total liabilities	27,333	15,308
Commitments and contingencies (Note 7)	—	—
Stockholders' equity:		
Preferred stock, $0.001 par value; 27,000,000 authorized; 0 shares issued and outstanding as of December 31, 2011 and 2010	—	—
Common stock, $0.001 par value; 135,000,000 authorized; 41,439,057 and 39,945,467 shares issued and outstanding as of December 31, 2011 and 2010, respectively	41	40
Additional paid-in capital	289,352	274,712
Accumulated deficit	(189,025)	(152,882)
Accumulated other comprehensive gain (loss)	70	(99)
Total stockholders' equity	100,438	121,771
Total liabilities and stockholders' equity	$ 127,771	$ 137,079

See accompanying notes

MAKO SURGICAL CORP.

Statements of Operations
(in thousands, except per share data)

	Years Ended December 31,		
	2011	2010	2009
Revenue:			
Procedures...	$ 34,638	$ 17,620	$ 7,550
Systems – RIO	43,927	24,928	14,715
Systems – TGS, previously deferred......................................	—	—	11,297
Service..	5,942	1,748	646
Total revenue...	84,507	44,296	34,208
Cost of revenue:			
Procedures...	8,793	5,960	3,087
Systems – RIO	16,695	11,171	9,032
Systems – RIO upgrades	—	—	5,183
Systems – TGS, previously deferred......................................	—	—	3,606
Service..	1,395	1,042	546
Total cost of revenue	26,883	18,173	21,454
Gross profit..	57,624	26,123	12,754
Operating costs and expenses:			
Selling, general and administrative	69,024	47,041	32,072
Research and development...	20,592	14,975	13,127
Depreciation and amortization	4,291	3,043	1,951
Total operating costs and expenses......................................	93,907	65,059	47,150
Loss from operations	(36,283)	(38,936)	(34,396)
Other income, net	245	317	429
Loss before income taxes..	(36,038)	(38,619)	(33,967)
Income tax expense	105	68	56
Net loss..	$ (36,143)	$ (38,687)	$ (34,023)
Net loss per share – Basic and diluted	$ (0.89)	$ (1.13)	$ (1.22)
Weighted average common shares outstanding – Basic and diluted	40,752	34,349	27,806

See accompanying notes

MAKO SURGICAL CORP.

Statements of Comprehensive Loss
(in thousands)

	Years Ended December 31,		
	2011	2010	2009
Net loss	$ (36,143)	$ (38,687)	$ (34,023)
Other comprehensive income (loss):			
Unrealized gains (losses) on available-for-sale securities	169	(78)	(75)
Comprehensive loss	$ (35,974)	$ (38,765)	$ (34,098)

See accompanying notes

MAKO SURGICAL CORP.

Statements of Stockholders' Equity
(in thousands)

	Common Shares	Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance at December 31, 2008	24,685	$ 25	$ 146,607	$ (80,172)	$ 54	$ 66,514
Issuance of common stock in equity financing	8,050	8	54,300	—	—	54,308
Issuance of common stock under employee stock purchase plan	72	—	455	—	—	455
Issuance of common stock upon exercise of options and warrants	140	—	149	—	—	149
Stock-based compensation expense	—	—	3,032	—	—	3,032
Restricted common stock compensation expense	145	—	982	—	—	982
Receipt of shares delivered in payment of payroll taxes	(56)	—	(492)	—	—	(492)
Equity financing costs	—	—	(56)	—	—	(56)
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	(75)	(75)
Net loss	—	—	—	(34,023)	—	(34,023)
Balance at December 31, 2009	33,036	33	204,977	(114,195)	(21)	90,794
Issuance of common stock in equity financing	6,325	6	59,277	—	—	59,283
Issuance of common stock under employee stock purchase plan	86	—	765	—	—	765
Issuance of common stock upon exercise of options and warrants	199	—	611	—	—	611
Stock-based compensation expense	—	—	5,027	—	—	5,027
Restricted common stock compensation expense	97	—	1,344	—	—	1,344
Receipt of shares delivered in payment of payroll taxes	(28)	—	(342)	—	—	(342)
Issuance of stock to a related party for intangible assets	230	1	3,053	—	—	3,054
Change in unrealized loss on available-for-sale securities	—	—	—	—	(78)	(78)
Net loss	—	—	—	(38,687)	—	(38,687)
Balance at December 31, 2010	39,945	40	274,712	(152,882)	(99)	121,771
Issuance of common stock under employee stock purchase plan	77	—	1,168	—	—	1,168
Issuance of common stock upon exercise of options and warrants	1,126	1	2,931	—	—	2,932
Stock-based compensation expense	—	—	7,959	—	—	7,959
Restricted common stock compensation expense	131	—	1,942	—	—	1,942
Receipt of shares delivered in payment of payroll taxes	(43)	—	(1,051)	—	—	(1,051)
Issuance of restricted stock under development agreement (Note 7)	203	—	1,691	—	—	1,691
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	169	169
Net loss	—	—	—	(36,143)	—	(36,143)
Balance at December 31, 2011	41,439	$ 41	$ 289,352	$ (189,025)	$ 70	$ 100,438

See accompanying notes

86

MAKO SURGICAL CORP.

Statements of Cash Flows
(in thousands, except share data)

	Years Ended December 31,		
	2011	2010	2009
Operating activities:			
Net loss	$ (36,143)	$ (38,687)	$ (34,023)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	4,352	2,445	1,769
Amortization of intangible assets	1,446	1,070	682
Stock-based compensation	9,901	6,371	4,014
Inventory write-down	256	1,701	1,081
Amortization of premium on investment securities	476	480	188
Loss on asset impairment	146	1,248	51
Provision for doubtful accounts	158	—	—
Issuance of restricted stock under development agreement (Note 7)	1,691	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(9,381)	(5,024)	(3,809)
Inventory	(11,619)	(6,087)	(7,358)
Deferred cost of revenue	(160)	—	3,608
Prepaid and other current assets	(517)	(751)	(49)
Other assets	66	(57)	(16)
Accounts payable	2,713	359	(650)
Accrued compensation and employee benefits	2,033	1,837	1,371
Other accrued liabilities	5,558	2,192	(1,411)
Deferred revenue	1,721	2,611	(11,020)
Net cash used in operating activities	(27,303)	(30,292)	(45,572)
Investing activities:			
Purchase of investments	(33,131)	(65,828)	(59,961)
Proceeds from sales and maturities of investments	57,252	49,692	6,721
Acquisition of property and equipment	(12,337)	(2,628)	(790)
Acquisition of intangible assets	(1,200)	(1,312)	(150)
Net cash provided by (used in) investing activities	10,584	(20,076)	(54,180)
Financing activities:			
Proceeds from issuance of common stock in equity financing, net of underwriting fees	—	59,708	54,861
Equity financing costs	—	(425)	(609)
Proceeds from employee stock purchase plan	1,168	765	455
Exercise of common stock options and warrants for cash	2,932	611	149
Payment of payroll taxes relating to vesting of restricted stock	(1,051)	(342)	(492)
Net cash provided by financing activities	3,049	60,317	54,364
Net increase (decrease) in cash and cash equivalents	(13,670)	9,949	(45,388)
Cash and cash equivalents at beginning of year	27,108	17,159	62,547
Cash and cash equivalents at end of year	$ 13,438	$ 27,108	$ 17,159
Non-cash investing and financing activities:			
Receipt of 43,058, 28,307 and 56,045 shares of common stock delivered in payment of payroll taxes for the years ended December 31, 2011, 2010 and 2009, respectively	$ 1,051	$ 342	$ 492
Transfers of inventory to property and equipment	2,338	2,259	3,760
Issuance of restricted stock under development agreement (Note 7)	1,691	—	—
Issuance of stock to a related party for intangible assets	—	3,054	—

See accompanying notes

MAKO SURGICAL CORP.

Notes to Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION

MAKO Surgical Corp. (the "Company" or "MAKO") is an emerging medical device company that markets its advanced robotic arm solution and orthopedic implants for orthopedic procedures called MAKOplasty®. The Company was incorporated in the State of Delaware on November 12, 2004 and is headquartered in Fort Lauderdale, Florida. The Company's common stock trades on The NASDAQ Global Select Market under the ticker symbol "MAKO."

Basis of Presentation and Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management's most significant, difficult and subjective judgments include revenue recognition, allowance for doubtful accounts, inventory valuation, valuation allowance for deferred income tax assets, impairment of long-lived assets and the determination of stock-based compensation. Actual results could differ significantly from these estimates.

Liquidity and Operations

In executing its current business plan, the Company believes its existing cash, cash equivalents and investment balances will be sufficient to meet its anticipated cash requirements for at least the next twelve months. To the extent the Company's available cash, cash equivalents and investment balances are insufficient to satisfy its operating requirements, the Company will need to seek additional sources of funds, including selling additional equity, debt or other securities or entering into a credit facility, or modifying its current business plan. The sale of additional equity or convertible debt securities may result in dilution to the Company's current stockholders. If the Company raises additional funds through the issuance of debt securities, these securities may have rights senior to those of its common stock and could contain covenants that could restrict the Company's operations and ability to issue dividends. The Company may also require additional capital beyond its currently forecasted amounts. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If the Company is unable to obtain additional financing, the Company may be required to reduce the scope of, delay or eliminate some or all of its planned research, development and commercialization activities, which could materially harm its business and results of operations.

Concentrations of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, investments, and accounts receivable. The Company's cash and cash equivalents are held in demand and money market accounts at four large financial institutions. The Company's investments are held in a variety of interest bearing instruments, including notes and bonds from U.S. government agencies and certificates of deposit at three large financial institutions. Such deposits are generally in excess of insured limits. The Company has not experienced any historical losses on its deposits of cash and cash equivalents.

The Company may perform credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company provides an allowance for doubtful accounts when collections become doubtful but has not experienced any significant credit losses to date.

The Company is subject to risks common to emerging companies in the medical device industry including, but not limited to: new technological innovations, dependence on key personnel, dependence on key suppliers, changes in general economic conditions and interest rates, protection of proprietary technology, compliance with new and established domestic and foreign government regulations and taxes, uncertainty of widespread market acceptance of products, access to credit for capital purchases by our customers, product liability and the need to obtain additional financing. The Company's products include components subject to rapid technological change. Certain components used in manufacturing have relatively few alternative sources of supply and establishing additional or replacement suppliers for such components cannot be accomplished quickly. The inability of any of these suppliers to fulfill the Company's supply requirements may negatively impact future operating results. While the Company has ongoing

programs to minimize the adverse effect of such uncertainty and considers technological change in estimating the net realizable value of its inventory, uncertainty continues to exist.

The Company expects to derive most of its revenue from capital sales of its RIO® Robotic Arm Interactive Orthopedic ("RIO") system, current and future MAKOplasty applications to the RIO system, recurring sales of implants and disposable products required for each MAKOplasty procedure, and service plans that are sold with the RIO system. If the Company is unable to achieve broad commercial acceptance of MAKOplasty or obtain regulatory clearances or approvals for future products, including other orthopedic products, its revenue would be adversely affected and the Company would not become profitable.

The Company's current versions of its RIO system, its MAKOplasty partial knee and total hip arthroplasty applications, and its RESTORIS® MCK multicompartmental knee implant systems and RESTORIS total hip implant systems have been cleared by the U.S. Food and Drug Administration ("FDA"). Certain products currently under development by the Company will require clearance or approval by the FDA or other international regulatory agencies prior to commercial sale. There can be no assurance that the Company's products will receive the necessary clearances or approvals. If the Company were to be denied any such clearance or approval or such clearance or approval were delayed, it could have a material adverse impact on the Company.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 280, *Segment Reporting*, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its CEO. The Company's CEO reviews financial information presented on an aggregate basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the aggregate Company level. Accordingly, the Company reports as a single operating segment. No single hospital customer accounted for more than 10% of the Company's total revenue for the years ended December 31, 2011, 2010 and 2009. During the years ended December 31, 2011, 2010 and 2009, domestic revenue accounted for 96% or greater of total revenue, while international revenue accounted for 4% or less of total revenue, for each of the years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity at date of purchase of 90 days or less to be cash equivalents.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, investments, accounts receivable and other accrued liabilities approximate fair value due to their short maturities or market rates of interest.

Allowance for Doubtful Accounts

The Company regularly reviews customer balances by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. The Company provides an allowance for doubtful accounts when collections become doubtful but has not experienced any significant credit losses to date.

Inventory

Inventory is stated at the lower of cost or market value on a first-in, first-out basis. Inventory costs include direct materials, direct labor and manufacturing overhead. The Company reviews its inventory periodically to determine net realizable value and considers product upgrades in its periodic review of realizability. The Company writes down inventory, if required, based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes and new product introductions and require estimates that may include uncertain elements.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease and are included in depreciation expense in the accompanying statements of operations. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

The Company loans instrumentation to its customers, who use the instrumentation to perform MAKOplasty procedures in conjunction with using the RIO system. These loaned instrument sets are comprised of tools and equipment that facilitate the implantation of the Company's implants ("Implant Instruments"). Implant Instruments loaned to customers are not part of the tangible product sold and title of Implant Instruments remains with the Company. Accordingly, Implant Instruments are classified as a long-lived asset and included as a component of property and equipment. Undeployed Implant Instruments are carried at cost, net of allowances for excess and obsolete instruments. Implant Instruments in the field are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on an estimated useful life of five years. The Company reviews instruments for impairment whenever events or changes in circumstances indicate that the carrying value of an instrument may not be recoverable. To better reflect the economics of the Implant Instruments and enhance comparability with other companies in our industry, depreciation expense on Implant Instruments has been reclassified from cost of revenue – procedures to selling, general and administrative expense beginning in the first quarter of 2010. Depreciation expense for implant instruments was $1.1 million, $464,000 and $250,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company also enters into RIO system consignment arrangements for clinical evaluation or clinical research purposes with terms ranging from sixty days to three years. Under the terms of such arrangements, the Company installs a RIO system at the evaluation or research site and retains title to the RIO system, while the evaluation or research site has use of the RIO system and purchases the Company's implants and disposables products. Depreciation expense on consigned RIO systems and instruments is classified in selling, general and administrative expense and is computed using the straight-line method based on the estimated useful life of three years. As of December 31, 2011, the Company had one consigned RIO system, which is being utilized for clinical research purposes.

Service and demonstration RIO systems and instruments consist of RIO systems, associated instrumentation, service tools and equipment, and MAKOplasty procedure models used for sales demonstrations, surgeon training, and temporary RIO system placements at customer sites under warranty and extended warranty agreements. Service and demonstration RIO systems and instruments are classified as a long-lived asset and included as a component of property and equipment. Depreciation expense on service and demonstration RIO systems and instruments is classified in selling, general and administrative expense and is computed using the straight-line method based on an estimated useful life of three years.

Intangible Assets

The Company's intangible assets are comprised of patents, patent applications and licenses to intellectual property rights. These intangible assets are carried at cost, net of accumulated amortization. Amortization is recorded using the straight-line method over their respective useful lives, which range from 3 to 13 years based on the respective anticipated lives of the underlying patents and patent applications.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for indicators of impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or estimated discounted future cash flows.

Revenue Recognition

Revenue is generated: from (1) unit sales of the Company's RIO system and MAKOplasty applications (collectively, the "RIO system"), including associated instrumentation, installation services and training; (2) sales of implants and disposable products utilized in MAKOplasty procedures; and (3) sales of warranty and maintenance services. The Company recognizes revenue in accordance with ASC 605-10, *Revenue Recognition*, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred. For all sales, the Company uses either a signed agreement or a binding purchase order as evidence of an arrangement.

The Company's multiple-element arrangements are generally comprised of the following elements that qualify as separate units of accounting: (1) RIO system sales; (2) sales of implants and disposable products; and (3) warranty and maintenance services on the RIO system hardware. The Company's revenue recognition policies generally result in revenue recognition at the following points:

1. RIO system sales: Revenues related to RIO system sales are recognized upon installation of the system, training of at least one surgeon, which typically occurs prior to or concurrent with the RIO system installation, and customer acceptance, if required.

2. Procedure revenue: Revenues from the sale of implants and disposable products utilized in MAKOplasty procedures are recognized at the time of sale (i.e., at the time of the related surgical procedure).

3. Service revenue: Revenues from warranty and maintenance services, including extended warranty services, on the RIO system hardware are deferred and recognized ratably over the service period until no further obligation exists. Sales of the Company's RIO system generally include a one-year warranty and maintenance obligation for services. Costs associated with providing warranty and maintenance services are expensed to cost of revenue as incurred.

Provisions for discounts and rebates to customers are established as a reduction to revenue in the same period as the related sales are recorded.

A portion of the Company's end-user customers acquire the RIO system through a leasing arrangement with qualified third-party leasing companies. In these instances, the Company sells the RIO system to the third-party leasing company, and the end-user customer enters into an independent leasing arrangement with the third-party leasing company. The Company recognizes RIO system revenue for a RIO system sale to a third-party leasing company on the same basis as a RIO system sale directly to an end-user customer. The Company sells implants and disposable products utilized in MAKOplasty procedures directly to end-user customers under a separate agreement.

The Company's domestic sales contracts generally do not provide the customer with a right of return. If such a right is provided, all related revenues would be deferred until such right expires or is waived. In a limited number of RIO system sales, the Company's agreement with the customer provides for a customer acceptance period, which typically does not exceed three months, following which the customer may either accept or return the RIO system. No system revenue is recognized for these RIO system sales until the customer has unconditionally accepted the RIO system.

Sales of implants and disposable products to independent international distributors generally provide for a right of return. Accordingly, no revenue is recognized for these sales until the right of return expires or is waived. Sales of the Company's RIO system to international distributors generally do not provide the distributor with a right of return. If such a right is provided, all related revenues would be deferred until such right expires or is waived. The one-year warranty for RIO system sales to international distributors is limited to replacing parts within the warranty period and does not provide for maintenance services. The Company accrues for the estimated costs of providing the one-year warranty for RIO system sales to international distributors upon installation as a component of cost of revenue - systems in the statements of operations.

The Company's RIO system includes software that is essential to the functionality of the product. Since the RIO system's software and non-software components function together to deliver the RIO system's essential functionality, they are considered one deliverable that is excluded from the software revenue recognition guidance.

The Company allocates arrangement consideration to the RIO systems and associated instrumentation, its implants and disposables and its warranty and maintenance services based upon the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence ("VSOE") of fair value of the respective elements, third-party evidence of selling price, or best estimate of selling price ("ESP").

The Company allocates arrangement consideration using ESP for its RIO system, ESP for its implants and disposables and VSOE of fair value for its warranty and maintenance services. VSOE of fair value is based on the price charged when the element is sold separately. ESP is established by determining the price at which the Company would transact a sale if the product was sold on a stand-alone basis. The Company determines ESP for its products by considering multiple factors including, but not limited to, geographies, type of customer, and market conditions. The Company regularly reviews ESP and maintains internal controls over the establishment and updates of these estimates.

Subsequent to December 31, 2008, the Company no longer manufactures its Tactile Guidance System™ ("TGS™"), to which associated TGS sales arrangements required it to provide upgrades and enhancements, through and including the delivery of the RIO system. The Company commercially released the RIO system in the first quarter of 2009. Sales arrangements for RIO systems do not require the Company to provide upgrades and enhancements. As a result, revenues related to RIO system sales are generally recognized upon installation of the system and training of at least one surgeon.

Prior to delivery of the RIO system, sales of TGS units were recorded as deferred revenue and the direct cost of revenue associated with the sale of TGS units was recorded as deferred cost of revenue. Revenue for all previously deferred TGS sales was recognized in the Company's statement of operations during the year ended December 31, 2009, upon delivery of the RIO system. As of December 31, 2011, the deferred revenue balance consists primarily of deferred service revenue as discussed below.

Costs associated with establishing an accrual for royalties covered by licensing arrangements related to the sale of RIO systems are expensed upon installation and are included in cost of revenue - systems, in the statements of operations.

Deferred Revenue and Deferred Cost of Revenue

Deferred revenue consists of deferred service revenue, deferred system revenue and deferred procedure revenue. Deferred service revenue results from the advance payment for services to be delivered over a period of time, usually in one-year increments. Deferred system revenue arises from timing differences between the installation of RIO systems and satisfaction of all revenue recognition criteria consistent with the Company's revenue recognition policy. Deferred procedure revenue arises from sales to independent international distributors which provide for a right of return. No revenue is recognized for these sales until the right of return expires or is waived. Deferred revenue expected to be realized within one year is classified as a current liability. Deferred cost of revenue consists of the direct costs associated with the manufacture of RIO systems and implants and disposable products for which the revenue has been deferred in accordance with the Company's revenue recognition policy. The deferred revenue balance as of December 31, 2011 consisted primarily of deferred service revenue for warranty and maintenance services on the RIO system hardware.

Foreign Currency Transactions

Gains or losses from foreign currency transactions are included in other income, net. To date, realized gains and losses recognized from foreign currency transactions were not significant.

Research and Development Costs

Costs related to research, design and development of products are charged to research and development expense as incurred. These costs include direct salary costs for research and development personnel, costs for materials used in research and development activities and costs for outside services.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of revenue at the time the expense is incurred.

Software Development Costs

Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenue to total projected product revenue, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model which typically occurs when the verification and validation testing is complete, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs to date.

Stock-Based Compensation

The Company recognizes compensation expense for its stock-based awards in accordance with ASC 718, *Compensation-Stock Compensation*. ASC 718 requires the recognition of compensation expense, using a fair value based method, for costs related to all stock-based payments including stock options. ASC 718 requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with the ASC 505-50, *Equity-Based Payments to Non-Employees*. The Company records the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes pricing model. The value of the equity instrument is charged to expense over the term of the service agreement.

See Note 8 for a detailed discussion of the various stock option plans and related stock-based compensation.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were approximately $2.4 million, $1.6 million and $1.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, *Income Taxes*. Deferred income taxes are determined based upon differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the differences are expected to reverse. The Company recognizes any interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Due to uncertainty surrounding realization of the deferred income tax assets in future periods, the Company has recorded a 100% valuation allowance against its net deferred tax assets. If it is determined in the future that it is more likely than not that the deferred income tax assets are realizable, the valuation allowance will be reduced.

Operating Leases

Rental payments and incentives are recognized on a straight-line basis over the life of a lease. See Note 7 for further discussion of operating leases.

Net Loss Per Share

The Company calculated net loss per share in accordance with ASC 260, *Earnings per Share*. Basic earnings per share ("EPS") is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss by the weighted average number of common shares outstanding for the period and the weighted average number of dilutive common stock equivalents outstanding for the period determined using the treasury stock method. The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

(in thousands)	December 31,		
	2011	2010	2009
Stock options outstanding	4,753	4,405	3,478
Warrants to purchase common stock	1,503	2,039	2,065
Unvested restricted stock	469	503	222

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board issued new accounting guidance related to the presentation of comprehensive income that increases comparability between U.S. generally accepted accounting principles and International Financial Reporting Standards. This guidance will require companies to present the components of net income and other comprehensive income ("OCI") either as one continuous statement or as two consecutive statements, eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for the Company's interim and annual periods beginning January 1, 2012. The Company early adopted this guidance in 2011 and reports OCI in a separate statement. The adoption did not have a material impact on the Company's results of operations or financial position.

3. INVESTMENTS

The Company's investments are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses included in other comprehensive income within stockholders' equity. Realized gains and losses, interest and dividends, amortization of premium and discount on investment securities and declines in value determined to be other-than-temporary on available-for-sale securities are included in other income, net. During the years ended December 31, 2011, 2010 and 2009, realized gains and losses recognized on the sale of investments were not significant. The cost of securities sold is based on the specific identification method.

The amortized cost and fair value of short and long-term investments, with gross unrealized gains and losses, were as follows:

As of December 31, 2011

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments:				
U.S. government agencies	$ 19,733	$ 23	$ (3)	$ 19,753
Certificates of deposit	16,588	24	(11)	16,601
Long-term investments:				
U.S. government agencies	3,761	21	—	3,782
Certificates of deposit	5,104	18	(2)	5,120
Total investments	$ 45,186	$ 86	$ (16)	$ 45,256

As of December 31, 2010

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments:				
U.S. government agencies	$ 34,483	$ 4	$ (16)	$ 34,471
Certificates of deposit	10,453	1	(28)	10,426
U.S. corporate debt	1,501	3	—	1,504
Long-term investments:				
U.S. government agencies	17,251	2	(8)	17,245
Certificates of deposit	6,095	—	(57)	6,038
Total investments	$ 69,783	$ 10	$ (109)	$ 69,684

As of December 31, 2011 and December 31, 2010, all short-term investments had maturity dates of less than one year. As of December 31, 2011 and December 31, 2010, all long-term investments had maturity dates between one and three years.

The fair values of the Company's investments based on the level of inputs are summarized below:

(in thousands)		Fair Value Measurements at the Reporting Date Using		
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investments:				
U.S. government agencies	$ 19,753	$ 756	$ 18,997	$ —
Certificates of deposit	16,601	—	16,601	—
Long-term investments:				
U.S. government agencies	3,782	1,522	2,260	—
Certificates of deposit	5,120	—	5,120	—
Total investments	$ 45,256	$ 2,278	$ 42,978	$ —

Level 2 securities are priced using quoted market prices for similar instruments or discounted cash flow techniques. Prior to January 1, 2011, the Company classified certain investments as Level 1 and, upon further review, has subsequently determined to classify them as Level 2. In the first quarter of 2011, the Company transferred $61.2 million of assets previously classified within Level 1 to Level 2. It was determined that the fair value of such investments is based off Level 2 valuation techniques, and not identical assets in active markets, as defined within Level 1 valuation techniques. This transfer had no impact on the fair value of the Company's investments as stated in any of the periods presented. No investments measured at fair value on a recurring basis used Level 3 or significant unobservable inputs for the year ended December 31, 2011.

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, investments, accounts receivable and other accrued liabilities approximate fair value due to their short maturities or market rates of interest.

4. SELECTED BALANCE SHEET COMPONENTS

(in thousands)	December 31,	
	2011	2010
Inventory:		
Raw materials	$ 3,051	$ 2,522
Work-in-process	866	972
Finished goods	15,612	7,010
Total inventory	$ 19,529	$ 10,504

The Company incurred inventory write-offs totaling approximately $256,000 and $1.7 million during the years ended December 31, 2011 and 2010, respectively. Inventory write-offs in 2010 primarily related to the write-off of excess RESTORIS unicompartmental knee implant system implants necessitated by the rapid adoption of the RESTORIS MCK multicompartmental knee implant system ("RESTORIS MCK") and the corresponding decline in the usage of RESTORIS Classic.

The Company reviews its inventory periodically to determine net realizable value and considers product upgrades in its periodic review of realizability. Depending on demand for the Company's products and technical obsolescence, additional future write-offs of the Company's inventory may occur.

(in thousands)	December 31,		Estimated
	2011	2010	Useful Life
Property and equipment:			
Consigned instruments and RIO systems	$ 8,200	$ 3,287	3-5 years
Service and demo RIO systems and instruments	5,587	4,029	3 years
Computer equipment and software	4,775	2,960	3 years
Manufacturing and laboratory equipment	2,657	1,945	3-5 years
Undeployed implant instruments	4,525	1,226	See Note 2
Office furniture and equipment	1,306	1,038	7 years
Leasehold improvements	1,782	738	Lesser of 5-10 years or lease term
	28,832	15,223	
Less accumulated depreciation and amortization	(9,443)	(6,011)	
Total property and equipment, net	$ 19,389	$ 9,212	

(in thousands)	December 31,	
	2011	2010
Other accrued liabilities:		
Accrued royalties	$ 1,580	$ 833
Accrued consulting fees	548	792
Other	8,494	3,439
	$ 10,622	$ 5,064

5. RELATED PARTY TRANSACTIONS

Asset Purchase Agreement

In February 2010, the Company completed the acquisition of substantially all of the intellectual property portfolio of Z-Kat, Inc. ("Z-Kat"). The terms of the Asset Purchase Agreement between the Company and Z-Kat (the "Asset Purchase Agreement") terminated the Company's prior licenses with Z-Kat, including Z-Kat's nonexclusive sublicense to the Company's intellectual property portfolio, and transferred to the Company ownership rights to certain intellectual property assets for core technologies in computer assisted surgery ("CAS"), haptics and robotics, including U.S. and foreign patents and patent applications, proprietary software and documentation, trade secrets and trademarks owned by Z-Kat, and certain contractual and other rights to patents, patent applications and other intellectual property licensed to Z-Kat under licenses. Certain of the Company's rights under the Asset Purchase Agreement remain subject to any prior license granted by Z-Kat, including a license to Biomet Manufacturing Corp. In consideration for consummation of the transactions contemplated by the Asset Purchase Agreement and License Agreement, the Company issued 230,458 shares of its unregistered common stock to Z-Kat in a private placement, which was treated as a related party transaction because certain directors and executive officers of the Company had a material interest in Z-Kat by virtue of their ownership of Z-Kat stock. The Company and Z-Kat are not entities under common control. The Asset Purchase Agreement and License Agreement were approved by the independent members of the board of directors and audit committee of the Company. The value of the intellectual property acquired under the Asset Purchase Agreement of $3.1 million was based on the closing price per share of $13.25 of the Company's common stock on February 25, 2010, the date the transaction was closed, and was recorded as an intangible asset and is being amortized over its estimated useful life of eight years.

License Agreement

In August 2009, the Company entered into a License Agreement (the "Sensor Agreement") with a third-party sensor company associated with the potential future development of intellectual property and technology related to sensing devices in orthopedics. The Sensor Agreement required an initial payment of $50,000 and required future payments in the event that the Company decided to enter into a licensing and supply agreement with the third-party sensor company following the end of the research and development period. In August 2010, the Company exercised its option to enter into a non-exclusive license and supply agreement for an upfront payment of $250,000 (the "Non-Exclusive License Payment"). The Non-Exclusive License Payment was recorded as an intangible asset and is being amortized over its estimated useful life of ten years. In October 2010, the Company exercised its option to enter into an

exclusive license and supply agreement which required additional payments of $750,000 (the "Exclusive License Payments"). The Exclusive License Payments were recorded as an intangible asset and are being amortized over the estimated useful life of approximately five years. The Sensor Agreement was treated as a related party transaction because certain directors of the Company had a material interest in the third-party sensor company by virtue of their ownership of the third-party sensor company's outstanding stock. The Company and the third-party sensor company are not entities under common control.

6. INTANGIBLE ASSETS

The Company's intangible assets are comprised of purchased patents, patent applications and licenses to intellectual property rights (the "Licenses"). The Licenses are amortized on a straight line basis over their estimated useful lives which range from approximately 3 to 13 years. See Note 7 for additional discussion of Licenses.

The following tables present details of MAKO's intangible assets:

(in thousands)	December 31,			
	2011		2010	
	Amount	Weighted Average Amortization Period	Amount	Weighted Average Amortization Period
Licenses	$ 9,080	8.6	$ 7,880	9.4
Z-Kat intellectual property (see Note 5)	3,166	8.0	3,166	8.0
	12,246	8.4	11,046	9.0
Less: accumulated amortization	(4,962)		(3,516)	
Intangible assets, net	$ 7,284		$ 7,530	

Amortization expense related to intangible assets was approximately $1.4 million, $1.1 million and $682,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The estimated future amortization expense of intangible assets for the next five years as of December 31, 2011 is as follows:

(in thousands)	
2012	$1,679
2013	1,673
2014	1,479
2015	1,198
2016	595
Total	$6,624

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

In September 2010, the Company entered into an expanded ten year operating lease for the Company's existing headquarters in Fort Lauderdale, Florida, to allow for expansion to support anticipated growth, and terminated the previous lease. Under the new lease, the Company has the option to renew its facility lease for two consecutive five year periods. The lease provides for periodic rent increases and requires the Company to pay the operating costs including taxes, insurance and maintenance. Rent expense on a straight-line basis was $850,000, $624,000 and $613,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The rent expense for the years ended December 31, 2011, 2010 and 2009 included the Company's monthly variable operating costs of the facility.

Future minimum lease commitments, excluding monthly variable operating costs, under the Company's operating lease as of December 31, 2011 are as follows:

(in thousands)

2012	$ 337
2013	352
2014	504
2015	657
2016	673
Thereafter	3,010
Total	$5,533

Purchase Commitments

At December 31, 2011, the Company was committed to make future purchases for purchase orders that occur in the ordinary course of business under various purchase arrangements with fixed purchase provisions aggregating $15.7 million. Other commitments include sponsored research and license agreement obligations under contractual arrangements of $4.7 million as of December 31, 2011.

License and Development Agreements

The Company has license agreements and development agreements related to current product offerings and research and development projects. Royalty payments related to these agreements are anticipated to range between 3% and 11% of future sales of the Company's RIO system and components thereof and/or products. These royalty payments are subject to certain minimum annual royalty payments as shown in the schedule below. The terms of these license agreements continue until the terms expire or the related licensed patents and intellectual property rights expire, which is expected to range between 3 and 16 years. The net expense related to the Company's license and royalty agreements was approximately $3.3 million, $2.0 million and $1.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, future annual minimum royalty payments under licenses and development agreements are anticipated to be as follows:

(in thousands)

2012	$ 1,994
2013	2,147
2014	2,030
2015	1,775
2016	1,757
Thereafter	3,451
	$13,154

Development Agreement

In October 2010, the Company entered into a Strategic Alliance Agreement (the Pipeline Agreement") with Pipeline Biomedical Holdings, LLC ("Pipeline") to develop and supply potential future advanced implant technologies for use with the Company's RIO system, including the development of a MAKO-branded RESTORIS family of hip implant systems for use with the MAKOplasty total hip arthroplasty application. Upon execution of the Pipeline Agreement on October 1, 2010, the Company issued and delivered to Pipeline 203,417 unregistered restricted shares of its common stock (the "Pipeline Shares") as consideration for the rights granted to MAKO under the Pipeline Agreement. The Pipeline Shares vested in the first quarter of 2011 upon achievement of certain performance conditions (the "Performance Conditions"). If the Performance Conditions were not achieved, the Company could have terminated the Pipeline Agreement at its option subject to a breakup fee not to exceed $800,000 (the "Breakup Fee"). Although the Company believed Pipeline would achieve the Performance Conditions, as of December 31, 2010, the Company accrued $400,000 in expense for its obligation under the Breakup Fee.

The total value of $4.0 million to be recognized for the value of the Pipeline Shares was determined in the first quarter of 2011 on the date the performance conditions were achieved and the Pipeline Shares vested. The value of the Pipeline Shares is being recognized as a component of research and development expense on a straight line basis over

45 months from the effective date of the Pipeline Agreement through June 30, 2014 - the period over which Pipeline is expected to perform development services under the Pipeline Agreement. In accordance with ASC 505-50, however, no research and development expense associated with the services under the Pipeline Agreement was to be recognized for the Pipeline Shares until achievement of the Performance Conditions.

Upon achievement of the Performance Conditions, the Company recognized $320,000 in expense in the first quarter of 2011, which represented the difference between the amount accrued in 2010 for the Breakup Fee obligation and the ratable portion of the expense to be recognized for the Pipeline Shares from the effective date of the Pipeline Agreement through March 31, 2011. The remaining value of the Pipeline Shares is being recognized on a straight line basis through June 30, 2014. Pursuant to an amendment to the Pipeline Agreement dated October 21, 2011, the expected development period was extended 12 months from the effective date of the Pipeline Agreement through June 30, 2014. As of December 31, 2011, the Company had recognized $1.7 million of expense related to the Pipeline Shares. The Company has no further obligation beyond the previously issued Pipeline Shares to fund Pipeline's research of implant technologies under the Pipeline Agreement. The Pipeline Agreement contains provisions under which Pipeline will supply the Company implants developed under the Pipeline Agreement.

Contingencies

The Company is a party to legal contingencies or claims arising in the normal course of business, none of which the Company believes is material to its financial position, results of operations or cash flows.

8. STOCKHOLDERS' EQUITY

Preferred Stock

As of December 31, 2011 and 2010, the Company was authorized to issue 27,000,000 shares of $0.001 par value preferred stock. As of December 31, 2011 and 2010, there were no shares of preferred stock issued or outstanding.

Common Stock

As of December 31, 2011 and 2010, the Company was authorized to issue 135,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends as and if declared by the Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date on the common stock. The holder of each share of common stock is entitled to one vote.

401K Plan

The Company maintains a qualified deferred compensation plan under Section 401K of the Internal Revenue Code, covering substantially all full-time employees, which permits employees to contribute up to 84% of pre-tax annual compensation up to annual statutory limitations. The discretionary company match for employee contributions to the plan is 25% of up to the first 6% of the participant's earnings contributed to the plan. The discretionary company match for the years ended December 31, 2011, 2010 and 2009 was $261,000, $190,000 and $141,000, respectively.

Employee Stock Purchase Plan

The Company's 2008 Employee Stock Purchase Plan authorizes the issuance of 625,000 shares of the Company's common stock for purchase by eligible employees of the Company or any of its participating affiliates. The shares of common stock issuable under the 2008 Employee Stock Purchase Plan may be authorized but unissued shares, treasury shares or shares purchased on the open market. The purchase price for a purchase period may not be less than 85% of the fair market value of the Company's common stock on the first trading day of the applicable purchase period or the last trading day of such purchase period, whichever is lower. During the year ended December 31, 2011, the Company issued approximately 77,000 shares under the 2008 Employee Stock Purchase Plan. As of December 31, 2011, there were approximately 390,000 shares reserved for future grant under the 2008 Employee Stock Purchase Plan.

Stock Option Plans and Stock-Based Compensation

The Company recognizes compensation expense for its stock-based awards in accordance with ASC 718, *Compensation-Stock Compensation*. ASC 718 requires the recognition of compensation expense, using a fair value based method, for costs related to all stock-based payments including stock options. ASC 718 requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model.

During the years ended December 31, 2011, 2010 and 2009, stock-based compensation expense was $9.9 million, $6.4 million and $4.0 million, respectively. Included within stock-based compensation expense for the year ended December 31, 2011 were $7.5 million related to stock option grants, $1.9 million related to restricted stock granted to the Company's CEO at various dates from 2007 through 2011, and $453,000 related to employee stock purchases under the 2008 Employee Stock Purchase Plan.

Under the Company's 2004 Stock Incentive Plan (the "2004 Plan"), the Board of Directors was authorized to grant restricted common stock and options to purchase shares of common stock to employees, directors and consultants. No further awards will be made under the 2004 Plan. The Company's 2008 Omnibus Incentive Plan (the "2008 Plan," and together with the 2004 Plan, the "Plans") became effective upon the closing of the IPO and will expire January 9, 2018 unless earlier terminated by the Board of Directors. Awards under the 2008 Plan may be made in the form of: stock options, which may be either incentive stock options or non-qualified stock options; stock appreciation rights; restricted stock; restricted stock units; dividend equivalent rights; performance shares; performance units; cash-based awards; other stock-based awards, including unrestricted shares; and any combination of the foregoing.

Generally, the Company's outstanding stock options vest over four years. Stock options granted to certain non-employee directors generally vest over one year. Continued vesting typically terminates when the employment or consulting relationship ends. Vesting generally begins on the date of grant.

The 2008 Plan contains an evergreen provision whereby the authorized shares increase on January 1st of each year in an amount equal to the least of (1) 4% of the total number of shares of the Company's common stock outstanding on December 31st of the preceding year, (2) 2.5 million shares and (3) a number of shares determined by the Company's Board of Directors that is lesser than (1) and (2). The number of additional shares authorized under the 2008 Plan on January 1, 2011 and 2012 was approximately 1,618,000 and 1,676,000, respectively.

Under the terms of the Plans, the maximum term of options intended to be incentive stock options granted to persons who own at least 10% of the voting power of all outstanding stock on the date of grant is 5 years. The maximum term of all other options is 10 years. Options issued under the 2008 Plan that are forfeited or expire will again be made available for issuing grants under the 2008 Plan. Options issued under the 2004 Plan that are forfeited or expire will not be made available for issuing grants under the 2008 Plan. All future equity awards will be made under the Company's 2008 Plan.

As of December 31, 2011, the Company had reserved shares of common stock for the issuance of common stock under the 2008 Employee Stock Purchase Plan, the exercise of warrants and the issuance of options granted under the 2008 Plan as follows:

(in thousands)

2008 Employee Stock Purchase Plan	625
Warrants to purchase common stock	2,076
2008 Plan	5,031
	7,732

Only employees are eligible to receive incentive stock options. Non-employees may be granted non-qualified options. The Board of Directors has the authority to set the exercise price of all options granted, subject to the exercise price of incentive stock options being no less than 100% of the estimated fair value, as determined by the Board of Directors, of a share of common stock on the date of grant; and no less than 85% of the estimated fair value for non-qualified stock options, except for an employee or non-employee with options who owns more than 10% of the voting power of all classes of stock of the Company, in which case the exercise price shall be no less than 110% of the fair market value per share on the grant date. Options become exercisable as determined by the Board of Directors.

Activity under the Plans is summarized as follows:

(in thousands, except per share data)

	Shares/Options Available For Grant	Outstanding Options	
		Number of Options	Weighted Average Exercise Price
Balance at December 31, 2010	204	4,405	8.35
Shares reserved	1,618	—	—
Restricted stock issued	(300)	—	—
Net shares settled under the 2008 Plan	9	—	—
Options granted	(1,184)	1,184	17.37
Options exercised	—	(707)	4.58
Options forfeited under the 2004 Plan	—	(7)	11.10
Options forfeited under the 2008 Plan	122	(122)	11.79
Balance at December 31, 2011	469	4,753	$ 11.06

The options outstanding and exercisable under the Plans, by exercise price, at December 31, 2011 were as follows:

(in thousands, except per share data)	Options Outstanding				Options Exercisable			
	Number Of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)	Number Of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)
Range of Exercise Prices:								
$0.67 – $2.48	484		$ 1.53		484		$ 1.53	
$6.90 – $8.91	1,230		$ 7.96		803		$ 7.98	
$9.00 – $12.70	1,510		$ 11.22		1,006		$ 10.98	
$12.87 – 16.32	1,437		$ 15.58		366		$ 14.98	
$20.05 – 39.55	92		$ 29.73		20		$ 27.39	
	4,753	7.36	$ 11.06	$ 67,679	2,679	6.61	$ 9.04	$ 43,364

(1) The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company's closing stock price of $25.21 on December 31, 2011, which would have been received by the option holders had all option holders exercised their options as of that date.

In addition to the options issued under the Plans, on July 6, 2010 the Company issued options to purchase 15,000 shares of its common stock under an agreement for consulting services ("Service Options"). The Service Options have an exercise price of $12.10, and vested ratably quarterly over one year starting on the grant date. As of December 31, 2011, all Service Options were vested and outstanding.

As of December 31, 2011, approximately 4,503,000 options were vested and expected to vest at a weighted average exercise price of $10.93 per share, a weighted average contractual life of 7.3 years and aggregate intrinsic value of $64.7 million.

The weighted average fair values of options granted were $8.90, $6.48 and $4.43 for the years ended December 31, 2011, 2010 and 2009, respectively. The total fair value of shares vested was approximately $6.6 million, $4.6 million and $2.8 million during the years ended December 31, 2011, 2010 and 2009, respectively. The total intrinsic value of options exercised was $16.8 million, $1.6 million and $1.0 million for the years ended December 31, 2011, 2010 and 2009.

The Company records stock-based compensation expense on a straight-line basis over the vesting period. As of December 31, 2011, there was total unrecognized compensation cost of approximately $12.6 million, net of estimated forfeitures, related to non-vested stock option grants to the Company's employees and non-employee directors. The unrecognized compensation cost will be adjusted for future changes in estimated forfeitures, and is expected to be recognized over a remaining weighted average period of 2.4 years as of December 31, 2011.

On February 3, 2011, the Company issued 300,000 shares of restricted stock to its chief executive officer ("CEO") at a fair value of $2.3 million on the date of issuance. The February 3, 2011 grant is subject to performance conditions based on the achievement of certain performance metrics. Upon satisfaction of the performance conditions, 50% of the shares will vest on March 31, 2013 and 50% of the shares will vest on March 31, 2014. For the year ended December 31, 2011, 43,058 shares of common stock were surrendered by the CEO to the Company to cover payroll taxes associated with the taxable income from the vesting of restricted stock previously granted to the CEO. As of December 31, 2011, 1,066,665 shares of restricted stock granted to the CEO were issued and outstanding.

Restricted stock activity for the year ended December 31, 2011 is as follows:

(in thousands, except per share data)	Shares	Weighted Average Fair Value	
Unvested shares at December 31, 2010	300	$	7.64
Unvested shares at December 31, 2011	469	$	5.61
Shares granted in 2011	300	$	7.61
Shares vested in 2011	131	$	10.36

As of December 31, 2011, the remaining stock-based compensation expense for the restricted stock awards was approximately $2.6 million, which will be recognized on a straight line basis over a remaining weighted average period of 1.79 years.

The Company uses the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using a pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends.

The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions:

Stock Option Plans	Years Ended December 31,		
	2011	2010	2009
Risk-free interest rate	1.34% - 2.92%	2.04% - 3.36%	1.99% - 3.53%
Expected life	6.25 years	6.25 years	6.25 years
Expected dividends	—	—	—
Expected volatility	48.55% - 50.12%	50.15% - 50.74%	54.43% - 57.71%

The Company estimates the fair value of each share of stock which will be issued under the 2008 Employee Stock Purchase Plan based upon its stock prices at the beginning of each offering period using the Black-Scholes pricing model and amortizes that value to expense over the plan purchase period. The fair values determined for the years ended December 31, 2011, 2010 and 2009, as well as the assumptions used in calculating those values are as follows:

2008 Employee Stock Purchase Plan	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Fair Value	$ 3.68 - $11.70	$ 2.21 - $3.68	$ 1.82 - $2.54
Assumptions			
Risk-free interest rate	0.02% - 0.12%	0.12% - 0.60%	0.60% - 3.20%
Expected life	0.25 years	0.25 years	0.25 years
Expected dividends	—	—	—
Expected volatility	45.92% - 97.14%	34.50% - 52.08%	34.50% - 60.68%

Risk-Free Interest Rate. The risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Weighted-Average Expected Term. The expected term of options granted is determined using the average period the stock options are expected to remain outstanding and is based on the options vesting term, contractual terms and historical exercise and vesting information used to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected term of the 2008 Employee Stock Purchase Plan is equal to the duration of the purchase period.

Dividend Yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Volatility. Since the Company was a private entity until February 2008 with no historical data regarding the volatility of its common stock, the expected volatility used for employee stock options for the years ended December 31, 2011, 2010 and 2009, is based on volatility of similar entities, referred to as "guideline" companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size. The expected volatility for shares of stock issued under the 2008 Employee Stock Purchase Plan is based on average historical volatilities of the Company's stock price.

Forfeitures. ASC 718 requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If the Company's actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the accompanying periods.

Warrants

In December 2004, the Company issued warrants to purchase 462,716 shares of common stock at a purchase price of $0.03 per share. The warrants were immediately exercisable at an exercise price of $3.00 per share, with the exercise period expiring in December 2014. As of December 31, 2011 and 2010, 310,872 and 425,915 warrants were outstanding and exercisable, respectively.

In October 2008, the Company issued warrants to purchase 1,290,323 shares of common stock at a purchase price of $0.125 per share and an exercise price of $7.44 per share. The warrants became exercisable on April 29, 2009 and have a seven-year term. As of December 31, 2011 and 2010, 946,455 and 1,290,323 warrants were outstanding and exercisable, respectively.

In October 2008, the Company issued warrants to purchase 322,581 shares of common stock at a purchase price of $0.125 per share and an exercise price of $6.20 per share. These warrants became exercisable on December 31, 2009 and have a seven-year term. As of December 31, 2011 and 2010, 245,276 and 322,581 warrants were outstanding and exercisable, respectively.

9. INCOME TAXES

The provision for income taxes is as follows:

(in thousands)	Years Ended		
	December 31, 2011	December 31, 2010	December 31, 2009
Current income taxes:			
Federal	$ —	$ —	$ —
State	105	68	56
Total current income taxes	105	68	56
Deferred income taxes	(15,037)	(14,184)	(12,593)
Change in valuation allowance	15,037	14,184	12,593
Provision for income taxes	$ 105	$ 68	$ 56

The Company accounts for income taxes under ASC 740, *Income Taxes.* Deferred income taxes are determined based upon differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the differences are expected to reverse. The Company recognizes any interest and penalties related to unrecognized tax benefits as a component of income tax expense.

No federal current or deferred income taxes were recorded for the years ended December 31, 2011, 2010 and 2009, as the Company's income tax benefits were fully offset by a corresponding increase to the valuation allowance against its net deferred income tax assets. Current state income taxes of $105,000, $68,000 and $56,000 were recorded for the years ended December 31, 2011, 2010 and 2009, respectively.

103

At December 31, 2011, 2010 and 2009, the Company had federal and state net operating loss carryforwards of approximately $163.0 million, $129.6 million and $100.2 million, respectively, available to offset future taxable income. These net operating loss carryforwards will expire in varying amounts from 2024 through 2031. Approximately $7.1 million of the net operating loss carryforwards are related to excess benefits of tax deductions for stock-based payments that will be recorded in additional paid-in-capital upon utilization.

The Tax Reform Act of 1986 limits the annual utilization of net operating loss and tax credit carryforwards, following an ownership change of the Company. Note that as a result of the Company's equity financings in recent years, the Company underwent changes in ownership for purposes of the Tax Reform Act.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

(in thousands)	December 31,	
	2011	2010
Current deferred income tax assets:		
Deferred revenue	$ 1,909	$ 1,256
Reserves	271	619
Accrued expenses	940	502
Stock-based compensation	1,507	—
Total current deferred income tax assets	4,627	2,377
Noncurrent deferred income tax assets:		
Net operating loss carryforwards	61,552	51,163
Stock-based compensation	1,507	—
Amortization	867	591
Depreciation	311	—
Accrued rent	119	—
Other	45	10
Total noncurrent deferred income tax assets	64,401	51,764
Total current deferred income tax liabilities	—	—
Noncurrent deferred income tax liabilities:		
Other deferred income tax liabilities	(63)	(213)
Total noncurrent deferred income tax liabilities	(63)	(213)
Less valuation allowance	(68,965)	(53,928)
Total deferred income tax assets, net	$ —	$ —

Due to uncertainty surrounding realization of the deferred income tax assets in future periods, the Company has recorded a 100% valuation allowance against its net deferred tax assets. If it is determined in the future that it is more likely than not that the deferred income tax assets are realizable, the valuation allowance will be reduced.

The reconciliation of the income tax provision computed at the U.S. federal statutory rate to income tax provision is as follows:

	Years Ended		
	December 31, 2011	December 31, 2010	December 31, 2009
Tax at U.S. statutory rate	(35.00)%	(35.00)%	(35.00)%
State taxes, net of federal impact	(4.49)%	(4.49)%	(3.28)%
Non-deductible items	2.54%	5.46%	2.92%
Return to provision differences	(3.83)%	(2.44)%	—
Change in valuation allowance	40.77%	36.66%	35.13%
Other, net	0.30%	(0.19)%	0.23%
Effective income tax rate	0.29%	0.00%	0.00%

In accordance with ASC 740, the Company has decided to classify any interest and penalties as a component of income tax expense. To date, there have been no interest or penalties charged to the Company in relation to the underpayment of income taxes. The Company's primary tax jurisdictions are in the United States and in multiple state jurisdictions. The tax years from 2008 through 2011 remain open and are subject to examination by the appropriate governmental agencies.

10. SELECTED QUARTERLY DATA (UNAUDITED)

(in thousands, except per share data)

	2011			
	Q1	Q2	Q3	Q4
Revenue	$ 13,026	$ 18,579	$ 20,014	$ 32,888
Gross profit	8,931	13,101	13,179	22,413
Loss from operations	(11,047)	(10,028)	(9,585)	(5,623)
Net loss	(10,995)	(9,909)	(9,655)	(5,584)
Net loss per share – basic and diluted	(0.27)	(0.24)	(0.24)	(0.14)

(in thousands, except per share data)

	2010			
	Q1	Q2	Q3	Q4 (1)
Revenue	$ 7,249	$ 10,251	$ 12,014	$ 14,782
Gross profit	3,253	6,580	7,455	8,835
Loss from operations	(11,470)	(8,587)	(9,006)	(9,873)
Net loss	(11,408)	(8,524)	(8,938)	(9,817)
Net loss per share – basic and diluted	(0.34)	(0.26)	(0.27)	(0.26)

(1) During the fourth quarter of 2010, the Company determined that it had incorrectly recognized revenue and expenses associated with the initial warranty obligation and maintenance services included in all previous RIO system sales. Accordingly, in the fourth quarter of 2010, the Company recorded an adjustment to decrease revenue by $1.2 million, to reverse the accrual for its warranty and maintenance obligation by $552,000 and to increase net loss by $644,000, or $(0.02) per basic and diluted share. The adjustment arose over the quarters throughout 2009 and 2010 and did not materially affect the Company's trend in earnings. As the adjustment was related to the correction of an error, the Company performed the analysis required by Staff Accounting Bulletin 99, *Materiality*, and Staff Accounting Bulletin 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.* Based on this analysis, the Company concluded that the effect of the error was not material to the quarters and years in the two year period ended December 31, 2010 from both a quantitative and qualitative perspective.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934, or the Exchange Act, our management evaluated, with the participation of our chief executive officer and chief financial officer, or the Certifying Officers, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2011. Based upon their evaluation of these disclosure controls and procedures, our Certifying Officers concluded that the disclosure controls and procedures were effective as of December 31, 2011 to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

We believe that a controls system, no matter how well designed and operated, is based in part upon certain assumptions about the likelihood of future events, and therefore can only provide reasonable, not absolute, assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, a company's principal executive and financial officers, or the certifying officers, and effected by a company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including the certifying officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by our independent registered public accounting firm, as stated in their report, which is included herein.

During the most recently completed fiscal quarter, there was no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained under the following headings in our definitive proxy statement to be filed in connection with our 2012 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Section 16(a) Beneficial Ownership Reporting Compliance
- Election of Directors
- Board of Directors and Corporate Governance
- Executive Officers

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained under the following headings in our definitive proxy statement to be filed in connection with our 2012 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Director Compensation
- Compensation Discussion and Analysis
- Compensation Committee Report
- Executive Compensation

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained under the following heading in our definitive proxy statement to be filed in connection with our 2012 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Principal Stockholders

The information under "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Equity Compensation Plan Information" in this annual report on Form 10-K is also incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item will be contained under the following heading in our definitive proxy statement to be filed in connection with our 2012 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Board of Directors and Corporate Governance – Independent Directors
- Certain Relationships and Related Person Transactions

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained under the following heading in our definitive proxy statement to be filed in connection with our 2012 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Ratification of the Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. *Financial Statements*

See Item 8, Financial Statements and Supplementary Data, *Index to Financial Statements*.

2. *Financial Statement Schedules*

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

(b) *Exhibits*

Exhibit No.	Description
3.1	Third Amended and Restated Certificate of Incorporation of the Registrant, dated February 20, 2008 (2)
3.2	Fourth Amended and Restated Bylaws of the Registrant effective October 31, 2008 (3)
4.1	Securities Purchase Agreement by and among the Registrant and Investors named therein, dated as of October 28, 2008 (3)
4.2	Form of Warrant (3)
4.3	Form of Call Warrant (3)
10.1	Lease, by and between Registrant and Westport Business Park Associates LLP, dated September 8, 2010 (4)
10.2	Form of Indemnity Agreement for Directors and Executive Officers (5)
10.3+	2004 Stock Incentive Plan and forms of agreements related thereto (6)
10.4+	2008 Omnibus Incentive Plan (5)
10.5+	Form of Incentive Stock Option Agreement related to the 2008 Omnibus Incentive Plan (7)
10.6+	Form of Non-Qualified Stock Option Agreement related to the 2008 Omnibus Incentive Plan (8)
10.7+	Form of Restricted Stock Unit Agreement related to the 2008 Omnibus Incentive Plan (8)
10.8+	2008 Employee Stock Purchase Plan (5)
10.9+	Form of Subscription Agreement related to the 2008 Employee Stock Purchase Plan (1)
10.11+	Amended Employment Agreement, dated as of November 12, 2007, by and between Registrant and Maurice R. Ferré, M.D. (10)
10.12+	Amendment to Amended Employment Agreement by and between Registrant and Maurice R. Ferré, M.D., effective February 13, 2009 (11)
10.13+	Second Amendment to Amended Employment Agreement by and between Registrant and Maurice R. Ferré, M.D., effective February 17, 2010 (12)

Exhibit No.	Description
10.14+	Amended and Restated Employment Agreement by and between Registrant and Fritz L. LaPorte, effective February 13, 2009 (11)
10.15+	Employment Agreement by and between Registrant and Ivan Delevic, effective April 27, 2009 (13)
10.16+	First Amendment to Employment Agreement between Registrant and Ivan Delevic, effective as of April 13, 2010 (9)
10.17+	Second Amendment to Employment Agreement between MAKO Surgical Corp. and Ivan Delevic, effective as of November 7, 2011 (14)
10.18+	Amended and Restated Employment Agreement by and between Registrant and Menashe R. Frank, effective February 13, 2009 (11)
10.19+	Employment Agreement between Registrant and Lawrence T. Gibbons, effective as of February 3, 2012 (15)
10.20+	Employment Agreement between Registrant and Richard Leparmentier, effective as of March 29, 2010 (16)
10.21+	First Amendment to Employment Agreement between MAKO Surgical Corp. and Richard Leparmentier, effective as of November 7, 2011 (14)
10.22+	Employment Agreement between Registrant and Duncan Moffat, effective as of April 28, 2008 (8)
10.23+	First Amendment to Employment Agreement between MAKO Surgical Corp. and Duncan Moffat, effective as of November 7, 2011 (14)
10.24+	Amended and Restated Employment Agreement by and between Registrant and Steven J. Nunes, effective February 13, 2009 (11)
10.25+	Severance Agreement and Full and Final Release between MAKO Surgical Corp. and James E. Keller, effective as of February 3, 2012 (15)
10.26+	Restricted Stock Agreement dated April 13, 2010 issued to Maurice R. Ferré, M.D. (17)
10.27+	Restricted Stock Agreement dated February 3, 2011 issued to Maurice R. Ferré, M.D. (18)
10.28+	2011 Leadership Cash Bonus Plan (18)
10.29+	2012 Leadership Cash Bonus Plan (19)
23	Consent of Independent Registered Public Accounting Firm (1)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. §1350 (1)
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. §1350 (1)

Exhibit No.	Description
101	The following materials from MAKO Surgical Corp.'s Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (Extensible Business Reporting Language): (i) Condensed Balance Sheets, (ii) Condensed Statements of Operations, (iii) Condensed Statements of Cash Flows, and (iv) Notes to Condensed Financial Statements, tagged as blocks of text (1)

(1) Filed herewith

(2) Incorporated by reference to Registrant's Annual Report on Form 10-K for the period ended December 31, 2007 filed with the SEC on March 31, 2008

(3) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on October 30, 2008

(4) Incorporated by reference to Registrant's Annual Report on Form 10-K for the period ended December 31, 2010 filed with the SEC on March 10, 2011

(5) Incorporated by reference to Registrant's Amendment No. 4 to Registration Statement on Form S-1, filed with the SEC on January 31, 2008 (Registration No. 333-146162)

(6) Incorporated by reference to Registrant's Registration Statement on Form S-1, as amended, filed with the SEC on September 19, 2007 (Registration No. 333-146162)

(7) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 26, 2008

(8) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on April 29, 2008

(9) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 7, 2010

(10) Incorporated by reference to Registrant's Amendment No. 3 to Registration Statement on Form S-1, filed with the SEC on November 14, 2007 (Registration No. 333-146162)

(11) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 20, 2009

(12) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 23, 2010

(13) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on April 28, 2009

(14) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended September, 30, 2011 filed with the SEC on November 9, 2011

(15) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on January 31, 2012

(16) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on March 29, 2010

(17) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on April 15, 2010

(18) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 4, 2011

(19) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 27, 2012

(20) Incorporated by reference to Registrant's Annual Report on Form 10-K for the period ended December 31, 2009 filed with the SEC on March 10, 2010

+ Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Maurice R. Ferré, M.D.
President, Chief Executive
Officer
and Chairman of the Board
(Principal Executive Officer)

Dated: March 8, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Maurice R. Ferré, M.D. Maurice R. Ferré, M.D.	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 8, 2012
/s/ Fritz L. LaPorte Fritz L. LaPorte	Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	March 8, 2012
/s/ S. Morry Blumenfeld, Ph.D. S. Morry Blumenfeld, Ph.D.	Director	March 8, 2012
/s/ Christopher C. Dewey Christopher C. Dewey	Director	March 8, 2012
/s/ Charles W. Federico Charles W. Federico	Director	March 8, 2012
/s/ John G. Freund, M.D. John G. Freund, M.D.	Director	March 8, 2012
/s/ Frederic H. Moll, M.D. Frederic H. Moll, M.D.	Director	March 8, 2012
/s/ Richard R. Pettingill Richard R. Pettingill	Director	March 8, 2012
/s/ William D. Pruitt William D. Pruitt	Director	March 8, 2012
/s/ John J. Savarese, M.D. John J. Savarese, M.D.	Director	March 8, 2012

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MAKO Surgical Corp.
Corporate Information

Board of Directors

MAURICE R. FERRÉ, M.D.
President, Chief Executive Officer
and Chairman
MAKO Surgical Corp.

S. MORRY BLUMENFELD, PH.D.
Founder, Meditech Advisors LLC and
Meditech Advisors Management LLC

CHRISTOPHER C. DEWEY
Former Vice Chairman
National Holdings Corporation

CHARLES W. FEDERICO
Former President and
Chief Executive Officer
Orthofix International N.V.

JOHN G. FREUND, M.D.
Managing Director
Skyline Ventures

FREDERIC H. MOLL, M.D.
Director
Hansen Medical, Inc.

RICHARD R. PETTINGILL
Former President and
Chief Executive Officer
Allina Hospitals and Clinics

WILLIAM D. PRUITT
President
Pruitt Enterprises, LP

JOHN J. SAVARESE, M.D.
Managing Director
Montreux Equity Partners

Executive Officers

MAURICE R. FERRÉ, M.D.
President, Chief Executive Officer
and Chairman

FRITZ L. LAPORTE
Senior Vice President of Finance and
Administration, Chief Financial Officer
and Treasurer

IVAN DELEVIC
Senior Vice President of
Strategic Marketing and
Business Development

MENASHE R. FRANK
Senior Vice President,
General Counsel and Secretary

LAWRENCE T. GIBBONS
Senior Vice President of
Regulatory Affairs and
Quality Assurance

RICHARD LEPARMENTIER
Senior Vice President of Engineering

DUNCAN H. MOFFAT
Senior Vice President of
Operations

STEVEN J. NUNES
Senior Vice President of
Sales and Marketing

Corporate Data

HEADQUARTERS
MAKO Surgical Corp.
2555 Davie Road
Fort Lauderdale, Florida 33317

INDEPENDENT AUDITORS
Ernst & Young LLP
5100 Town Center Circle
Suite 500
Boca Raton, Florida 33486

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer &
Trust Company
17 Battery Place, 8th Floor
New York, New York 10004

STOCK EXCHANGE
MAKO's common shares are traded
on The NASDAQ Global Select Market
under the ticker symbol "MAKO".

ANNUAL MEETING OF
STOCKHOLDERS
MAKO's 2012 annual meeting of
stockholders will be held on June 5,
2012 at 10:00 a.m., Eastern Time, at
MAKO's corporate headquarters.

SEC FORM 10-K
MAKO's 2011 Annual Report on Form
10-K as filed with the Securities and
Exchange Commission is included
within this annual report. Additional
copies are available free of charge by
writing to or calling:

> MAKO Surgical Corp.
> Attention: Susan M. Verde
> 2555 Davie Road
> Fort Lauderdale, Florida 33317
> 954.628.1706
> investorrelations@makosurgical.com

MAKO Surgical Corp. is dedicated to advancing orthopedics through the discovery and development of quality innovative robotic and implantable surgical solutions that consistently, reproducibly, and precisely restore patient quality of life.

  
